Mitsubishi Corporation

82-3784

RECEIVED
2005 SEP 19 P 12:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05011350

3-31-05

SUPPL

Tackling Issues for Sustained Earnings Growth

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

dlw 9/20

Annual Report 2005

for the year ended March 31, 2005

Table of Contents

Forward-Looking Statements

This annual report contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. They are based on current expectations, estimates, forecasts and projections about the industries in which Mitsubishi Corporation operates and beliefs and assumptions made by management. As the expectations, estimates, forecasts and projections are subject to a number of risks, uncertainties and assumptions, they may cause actual results to differ materially from those projected. Mitsubishi Corporation, therefore, wishes to caution readers not to place undue reliance on forward-looking statements. Furthermore, the company undertakes no obligation to update any forward-looking statements as a result of new information, future events or other developments.

Risks, uncertainties and assumptions mentioned above include, but are not limited to, commodity prices; exchange rates and economic conditions; the outcome of pending and future litigation; and the continued availability of financing, financial instruments and financial resources.

Corporate Profile

Mitsubishi Corporation (MC) is Japan's largest general trading company (*sogo shosha*) with over 200 bases of operation in Japan and approximately 80 countries. Together with our more than 500 Group companies, we serve customers around the world in virtually every industry, from energy, metals and machinery to chemicals, food and general merchandise. Our approach is to develop businesses leveraging our collective strengths while prioritizing resources and developing new functions of value for our customers. In fiscal 2005, this approach led us to post consolidated net income of over ¥180.0 billion, a record performance for MC.

2004 marked the 50th anniversary of our foundation as a trading company. As we look beyond to our next milestone, we remain determined to grow even stronger while seeking to contribute to the enrichment of society through business firmly rooted in the principles of fairness and integrity.

Corporate Philosophy—Three Corporate Principles


綱領
所期奉公
處事光明
立業貿易
小彌太謹

Corporate Responsibility to Society "Shoki Hoko"
Strive to enrich society, both materially and spiritually, while contributing towards the preservation of the global environment.

Integrity and Fairness "Shoji Komei"
Maintain principles of transparency and openness, conducting business with integrity and fairness.

International Understanding through Trade "Ritsugyo Boeki"
Expand business, based on an all-encompassing global perspective.

(The modern day interpretation of the Three Corporate Principles as agreed at the Kinyokai meeting of the 28 companies that constitute the so-called Mitsubishi group in January 2001.)

The Three Corporate Principles were formulated in 1934, as the action guidelines of Mitsubishi Trading Company (Mitsubishi Shoji Kaisha), based on the teachings of Koyata Iwasaki, the fourth president of Mitsubishi. Although Mitsubishi Trading Company ceased to exist as of 1947, the principles were adopted as MC's corporate philosophy, and this spirit lives on in the actions of today's management and employees. The Three Corporate Principles also serve as the cornerstone of the management ethos of the so-called Mitsubishi group of companies. Active in many business fields and united by a common history and philosophy, the Mitsubishi group companies continue to grow through a strong spirit of friendly competition with one another.

CORPORATE HISTORY

Pre-1970s
Mitsubishi Shoji Kaisha, now Mitsubishi Corporation, was founded as a trading company in 1954 and listed on the Tokyo Stock Exchange and Osaka Securities Exchange.

1970s
In 1970, the company signed an LNG purchase and sale agreement in Brunei, marking the start of the global development of an investment-based business model transcending simple trading company activities. In 1971, the company adopted "Mitsubishi Corporation" (or Mitsubishi Shoji Kaisha, Limited) as its English name.

1980s
Established the Information Systems & Services Group in 1987, augmenting the six business groups of Fuels (which was renamed Energy Business in 2001), Metals, Machinery, Foods, Chemicals and Textiles & General Merchandise. In 1989, the company was listed on the London Stock Exchange.

1990s
In 1996, the Living Essentials Group was established by amalgamating the Foods Group and Textiles & General Merchandise Group. In 1998, Mikio Sasaki, the current chairman, was appointed president and launched the three-year medium-term management plan MC2000, which was followed by MC2003, in 2001.

2000s
In 2000, the New Business Initiative Group was established. In 2003, the IT & Electronics Business Group was integrated in the New Business Initiative Group and Machinery Group. The same year the Shinagawa Office was completed. In 2004, Yorihiko Kojima was appointed president and launched a new business plan called INNOVATION 2007.

Financial Highlights

Mitsubishi Corporation and Subsidiaries
Years Ended March 31

	Millions of Yen			Percent Change	Millions of U.S. Dollars
	2003*2	2004*2	**2005**	2005/2004	**2005**
Performance Measure:					
Operating transactions*1	¥13,328,721	¥15,177,010	**¥17,132,704**	12.9%	**$160,119**
Results of Operations:					
Gross profit	718,580	769,381	**877,763**	14.1	**8,203**
Income from consolidated operations before income taxes	60,735	150,119	**209,799**	39.8	**1,961**
Income from consolidated operations	17,112	75,266	**116,048**	54.2	**1,085**
Net income	62,019	116,020	**182,369**	57.2	**1,704**
Financial Position at Year-End:					
Total assets	8,099,500	8,392,833	**9,149,938**	9.0	**85,513**
Total shareholders' equity	938,621	1,224,885	**1,504,454**	22.8	**14,060**
Amounts per Share (yen and dollars):					
Basic EPS	¥ 39.60	¥ 74.11	**¥116.49**	57.2%	**$1.09**
Diluted EPS	37.12	68.40	**107.58**	57.3	**1.01**
Cash dividends	8.00	12.00	**18.00**	50.0	**0.17**
Shareholders' equity	599.51	782.40	**960.85**	22.8	**8.98**
Performance Indicators:					
ROA (%)	0.8	1.4	**2.1**		
ROE (%)	6.3	10.7	**13.4**		

Note: The U.S. dollar amounts represent translations, for convenience, of yen amounts at the rate of ¥107=$1.

**1 Operating transactions is a voluntary disclosure commonly made by similar Japanese trading companies and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1 to consolidated financial statements.*

**2 Prior year amounts have been restated to reflect the equity method of accounting for the companies' investment in SPDC Ltd. See Note 5.*

Gross Profit


(¥ billion)
1,000
800
600
400
200
0
603.7
643.9
718.6
769.4
877.8
01
02
03
04
05

Net Income and Diluted EPS


(¥ billion)
(¥)
200
150
100
50
0
92.6
60.7
62.0
116.0
182.4
59.1
38.7
37.1
68.4
107.6
01
02
03
04
05

Net Income (Left)
Diluted EPS (Right)

Total Assets, Total Shareholders' Equity and Net Debt-to-Equity Ratio


(¥ billion)
(times)
10,000
8,000
6,000
4,000
2,000
0
5.0
4.0
3.0
2.0
1.0
8,069.4
8,148.9
8,099.5
8,392.8
9,149.9
3.9
3.7
3.8
2.9
2.3
971.6
1,032.5
938.6
1,224.9
1,504.5
01
02
03
04
05

Total Assets (Left)
Total Shareholders' Equity (Left)
Net Debt-to-Equity Ratio (Right)

Gross Profit



718.6 769.4 877.8
(¥ billion)
1,000
800
600
400
200
0
–200
+718.6
+774.6
+880.7
–5.2
–2.9
Other
Living Essentials
Chemicals
Machinery
Metals
Energy Business
New Business Initiative
Adjustments and Eliminations
03 04 05

Net Income



62.0 116.0 182.4
(¥ billion)
250
200
150
100
50
0
–50
+112.2
+159.2
+224.7
–50.2
–43.1
–42.3
Living Essentials
Chemicals
Machinery
Metals
Energy Business
New Business Initiative
Other
Adjust-ments and Eliminations
03 04 05

Total Assets



8,099.5 8,392.8 9,149.9
(¥ billion)
12,500
10,000
7,500
5,000
2,500
0
–2,500
+8,368.7
+8,774.3
+9,724.0
–269.2
–381.5
–574.1
Other
Living Essentials
Chemicals
Machinery
Metals
Energy Business
New Business Initiative
Adjustments and Eliminations
03 04 05

Gross Profit

Fiscal 2005 gross profit was a record ¥877.8 billion. This was the result in part of a large increase in gross profit at subsidiary Metal One Corporation due to rising steel product prices, and higher gross profit at the parent company due to strong market conditions in the energy and chemicals businesses. Record earnings also reflected the consolidation of food-related subsidiaries accounted for as equity-method affiliates in fiscal 2004, and the boost given by the acquisition of new food-related subsidiaries.

Net Income

Net income was an all-time-high ¥182.4 billion, beating the previous record set in fiscal 2004. The Energy Business and Metals groups recorded large increases in earnings on surging commodity prices. In addition, the other four business groups achieved growth in net income of more than 10%. Also boosting the bottom line were an improvement in gain on property and equipment—net due to gains on the sale of a building for lease and other factors, and gains from the difference arising from the transfer of the Substitutional Portion of the Employees' Pension Fund. The bottom line would have been even better had it not been for a loss on marketable securities and investments—net that was due mainly to impairment losses related to investments in Mitsubishi Motors Corporation (MMC) and LAWSON, INC.

Total Assets

Total assets as of March 31, 2005 were ¥9,149.9 billion, ¥757.1 billion higher than a year ago. This was attributable to increases in trade receivables and inventories due to higher transactions in the Energy Business and Metals groups. Other factors included an increase in investments due to an additional investment in an LNG-related project and the purchase of shares in MMC. While net income in fiscal 2005 grew 57.2%, the increase in total assets was held to 9.0% year on year. As a result, asset productivity improved, with ROA increasing from 1.4% to 2.1%.

Note: Refer to Note 19, "Segment Information" in the Notes to Consolidated Financial Statements for detailed figures.

To Our Stakeholders



MC posted all-time-high consolidated net income of ¥182.4 billion in fiscal 2005, as we made a great start in the first year of INNOVATION 2007. However, we don't intend to rest on our laurels. We believe that we must tackle several issues if we are to create an operating base that can consistently deliver consolidated net income of at least ¥200 billion. We will tackle these issues with an undying commitment to delivering results that meet the expectations of our shareholders and all other stakeholders.

1. A Banner Year for MC

Fiscal 2005 was another banner year for MC. We posted consolidated net income of ¥182.4 billion, 57% higher than our fiscal 2004 net income of ¥116.0 billion. This was an all-time high. Our ROE was 13%, the second year in a row it has exceeded 10%. Moreover, the net debt-to-equity ratio declined from 2.9 times at March 31, 2004 to 2.3 times at March 31, 2005 as we held net interest-bearing liabilities to last year's level. Fiscal 2005 was also the inaugural year of our four-year INNOVATION 2007 medium-term management plan launched in July 2004. I think you'll agree that we are off to a good start.

One key aspect of our results was the symmetry of the performance of our business groups—all delivered double-digit earnings growth. The Energy Business and Metals groups recorded large increases in earnings on surging prices for crude oil, metallurgical resources and steel products. The New Business Initiative, Machinery, Chemicals and Living Essentials groups, all of which do not benefit directly from natural resource prices, still saw earnings rise steadily.

Fiscal 2006 is shaping up to be another watershed year for MC. Forecasts call for generally firm growth in the world economy, and for high prices of coking coal and other natural resources, a business field where we have been concentrating management resources for some time. On the basis of these forecasts and other factors, we are projecting an approximate 50% increase in consolidated net income to ¥280 billion in fiscal 2006. We are thus forecasting a record-setting performance for the third year running.

When we drafted INNOVATION 2007 in fiscal 2005 we set a consolidated net income goal for fiscal 2008, the final year of the plan, of ¥180.0 billion. Our projected bottom line for fiscal 2006 is clearly far above this goal. Despite this upbeat forecast, our focus will remain on creating an operating base that can consistently deliver consolidated net income of at least ¥200 billion. Three major issues will be crucial in this regard.

First is further developing and strengthening core businesses other than natural resources and energy. The second issue, which is connected with the first, is to develop businesses that will become cornerstones of MC in the future based on our INNOVATION 2007 vision of MC as "a new industry innovator." The third issue concerns Mitsubishi Motors Corporation (MMC) and related automobile business. MMC is one of our most important issues at the moment.

INNOVATION 2007 positions fiscal 2005 and 2006 as a "hop" period, to use a triple-jump analogy. During this two-year period, we aim to tackle these issues, one at a time, to lay a solid platform for our "step," the following two-year period. Let me explain how we are handling each of these three issues at present.

Consolidated Net Income Through Fiscal 2008


(¥ billion)
350
300
250
200
150
100
50
0
280
Actual and Forecast
Initial Plan
180
116
04.3
05.3
06.3
07.3
08.3

2. Three Crucial Issues



Issue 1:
Further develop and strengthen core businesses other than natural resources and energy

Fiscal 2005 was a year in which escalating prices for natural resources and energy stole the limelight. This tended to obscure the fact that other business groups, besides Energy Business and Metals, also made strides with their growth strategies.

In the New Business Initiative Group, the real estate investment trust (REIT) business saw continued earnings growth. We forged a business alliance with Nippon Express Co., Ltd. to strengthen our domestic logistics business in China, where we already have a nationwide distribution network. This business group also established the Human Life Business Division with the brief of developing various businesses, extending from medical and nursing care services to services and products for middle-aged and senior citizens.

In the Machinery Group, various actions were taken with regard to MMC. Our business with Isuzu Motors Limited was also taken to a new level. We deepened our relationship by purchasing Isuzu Motors preferred shares, and we are developing automobile-related operations in newly emerging nations that are attracting attention as growth regions. In another strategic move in the Machinery Group, our overseas independent power producer (IPP) business started its third project in Mexico. Plans call for operations to begin in 2006.

The Chemicals Group, meanwhile, purchased additional shares in Saudi Petroleum Development, giving us a greater presence in the Middle Eastern petrochemicals arena.

In the Living Essentials Group, we made San-Esu Inc. a consolidated subsidiary in June 2004. The following fall, we agreed to establish Meidi-ya Corporation as a joint venture with Meidi-Ya Co., Ltd. The new company, which took over Meidi-Ya's wholesaling division, commenced operations in April this year.

Crude Oil Price


(US$/BBL)
50
40
30
20
10
Fiscal 2006 Forecast Assumption
INNOVATION 2007 Assumption
Crude Oil Spot Price
(Dubai Spot Price)
95*
96
97
98
99
00
01
02
03
04
05**

* Calendar year average (Jan. to Dec.)
** As of April 2005

INNOVATION 2007 Assumptions and Comparisons

	INNOVATION 2007 Assumption	2004 Actual	2005 Forecast
Crude oil price (US$/BBL)	26.0	36.5	36.0
Coking coal price (US$/tonne)	52.0 ~ 54.0	56.5	125.0
Copper price (US$/tonne)	1,983	3,000	2,756
Aluminum price (US$/tonne)	1,400	1,778	1,800
Exchange rate (¥/US$)	100.0	107.5	100.0
Interest rate (TIBOR) (%)	0.25%	0.09%	0.20%

Along with this progress in business group strategies, we also advanced our regional strategy. China and India are achieving remarkable economic growth. We have clarified our stance that these two countries are important markets that we must approach from a cohesive company-wide perspective. Based on this position, we decided to funnel resources to each of these markets, targeting growth business domains and promising projects. To lead our efforts to expand in China, we appointed a director as Regional Officer for China in April 2005. At the same time, we established the China Business Development Office. Regarding India, we formed the India Taskforce, which will spearhead efforts to strengthen ties with leading corporate groups in that country and increase our presence in growing market sectors.

Two elements are vital to the success of our strategies: people and sophisticated business management systems.

The bulk of our earnings today are derived from business investees. Clearly, nurturing the right people at our roughly 500 consolidated subsidiaries around the world and bringing in people from outside MC to complement them are key issues.

Management systems are equally vital. Under MC2003, the forerunner to INNOVATION 2007, we introduced a business unit (BU) system and the Mitsubishi Corporation Value Added (MCVA) management indicator. These remain important elements of our management infrastructure. We continue to divide BUs into three categories—Stretch, Build and Restructure—and MCVA is used as a shared performance indicator for managing our businesses. As of April 2005, 64% of our BUs were Stretch, with Build and Restructure BUs accounting for the remaining 21% and 14%, respectively. This represents a better mix than in the past, and is the result of a rigorous examination of the mission of each BU that we perform every year. Improvements have been made by disbanding and integrating BUs, too. Their number had been reduced from 189 in April 2001 to 149 in April 2005. Importantly, financial and human resources from the disbanded and integrated BUs have been reallocated to the more productive Stretch and Build BUs. As a result, we have seen a large increase in net earnings (the net result of earnings at profitable BUs less losses at other BUs) from BUs as a whole.



Issue 2:
Develop businesses that will become cornerstones of MC in the future based on our INNOVATION 2007 vision of MC as "a new industry innovator"

INNOVATION 2007 sets forth the vision of MC as "a new industry innovator." This envisions proposing and creating new paradigms by changing industries based on market needs. It also means supporting the creation of new, next-generation industries. In these ways, we aim to contribute to the development of industries and formulate growth scenarios with customers.

Today, it is extremely difficult for any one company or entrepreneur to create a business that is hugely successful and/or has a profound impact on society on its own. Such innovation is really only possible by combining various types of businesses that previously had no association with one another, or by using outside help to activate the knowledge lying buried and dormant in a company.

The Review of Operations section of this Annual Report highlights how we are achieving this innovation through the use of wide-ranging relationships with many industries in global fields and of our planning, development and coordination capabilities in various industries. One example is our LNG business. Started more than 30 years ago, the LNG business is now a pillar of our earnings. I hope you will take the time to read the Review of Operations section for a more detailed insight into our ability to be innovative.

In April 2005, we established the Innovation Center as a new initiative to give impetus to this innovation drive. The Innovation Center was established because we felt it necessary to have an organization responsible for accelerating innovation initiatives in our business groups. The center also takes up the challenge on a company-wide basis of targeting activities that cut across business groups and new fields that are difficult to tackle within existing business groups. As Chief Innovation Officer, I will take the lead in turning innovation at MC into viable businesses. In doing so, we will achieve the INNOVATION 2007 goal of creating new businesses with the potential to become cornerstones of MC in the future.

Profitable and Unprofitable BUs Over the Past Four Years


(¥ billion)
300
200
100
0
-100
141.6
-76.6
159.7
-54.0
186.6
-36.9
258.1
-38.8
02.3
03.3
04.3
05.3

Total Profits From Profitable BUs
Total Losses From Unprofitable BUs



Issue 3: Mitsubishi Motors Corporation (MMC) and related automobile business

In July 2004, following an approach from MMC, we purchased ¥40.0 billion of that company's preferred shares. Thereafter, however, unaddressed recall issues came to light at MMC as a result of extensive investigations of problems dating back to the 1970s. This prompted MMC to put off the launch of new models until all investigations had been completed. Because of these problems, MMC's sales dropped sharply in Japan and North America, sparking concerns about its ability to procure funds required for its business activities. Following a far-reaching review of its initial business plan, in January 2005 MMC announced a new plan, the Mitsubishi Motors Revitalization Plan, and approached major shareholders for additional support. Management of MC carried out due diligence of this plan with the cooperation of outside experts and, at the same time, analyzed and considered the options available to us, including not supporting MMC. Ultimately, we decided that supporting MMC further would be in our best interests. In reaching this decision we considered a host of factors. Some of the main ones were the importance of automobile operations in the context of our long-term strategy, the good prospects for MMC achieving the new plan's goals, the high regard with which MMC's products are held in Europe and other markets, and MMC's new management team. On this basis, we injected an additional ¥70.0 billion of equity into MMC. We plan to invest another ¥30.0 billion to help MMC meet its goal of increasing capital. This will be done by purchasing operating assets or providing an additional injection of equity no later than March 2006.

Sales volume in the March 2005 fiscal year at MMC was above that planned in the company's former Business Revitalization Plan, albeit slightly. Moreover, past recall issues were resolved and a new management team was installed in March 2005. The following month, MMC formed a Business Revitalization Monitoring Committee, whose members comprise experts in corporate revitalization, lawyers and representatives of major shareholders. MMC has thus been steadily implementing initiatives to rebuild the company.

Our involvement with MMC extends beyond that of a shareholder. We have an extensive presence along the entire auto industry value chain. We are involved in the local assembly, sales, dealer finance and after-sales service of Mitsubishi-brand cars in countries the world over, particularly in Asia and Europe.

Clearly, MMC's revitalization is of great importance to us. Everything points to fiscal 2006 being a crucial year for MMC. We will closely monitor MMC's progress with its revitalization plan on a monthly basis as a shareholder. At the same time, we are also determined to help MMC achieve the goals of its plan as a business partner.

As I said earlier, INNOVATION 2007 sets forth the goal of creating an operating base that can consistently deliver consolidated net income of at least ¥200 billion. Tackling these issues with our full force will have a major bearing on this.

3. A New Approach to Returning Profits to Shareholders

The graph below shows our net income and dividends for the past decade. In the past, our basic policy was to maintain a stable dividend while utilizing retained earnings to accelerate growth and maximize our corporate value. In line with this policy, we paid an annual ordinary dividend of ¥8 per share to shareholders from fiscal 1991 to fiscal 2003 without regard to fluctuations on our bottom line.

However, the dividend applicable to fiscal 2004 was increased by ¥2 to ¥12 per share (including a ¥2 commemorative dividend), taking into consideration our belief that we had created an operating base capable of generating consolidated net income of over ¥100.0 billion. In fiscal 2005, we adopted a new policy of linking dividends with consolidated net income. This approach has been taken in light of the rapid increase in our earnings over the past few years and rising investor demands for a higher dividend, among other factors. We will now return more profits to shareholders when our earnings are strong. As a result of adopting this new policy, the dividend applicable to fiscal 2005 was raised by 50% from fiscal 2004 to ¥18 per share.

In revising our dividend policy, we considered various elements. These included the requirement for funds to make investments for future growth and the need to maintain a suitable debt-to-equity ratio to accommodate increased risk accompanying the transformation of our business models. In fiscal 2006, we aim to raise the dividend again according to our operating results. If we achieve our current consolidated net income forecast of ¥280 billion, we plan to pay an annual ordinary dividend of ¥26 per common share, ¥8 higher than fiscal 2005.

Net Income and Annual Dividend per Share


(¥ billion)
(¥)
200
150
100
50
0
20
15
10
5
33.4
44.4
47.8
31.2
26.3
92.6
60.7
62.0
116.0
182.4
8.0
12.0
18.0
96*
97
98
99
00
01
02
03
04
05

Net Income (Left)
Annual Dividend per Share (Right)
* Figures are for the fiscal year ended March 31 each year



Utilization of retained earnings to execute INNOVATION 2007 investment plans

Our new dividend policy won't affect our ability to utilize retained earnings to power our growth, however.

In fiscal 2005, backed by record consolidated net income, we generated strong cash flows from operating activities. Cash provided by operating activities was approximately ¥150.0 billion. However, this figure was approximately ¥86.0 billion lower than fiscal 2004, the result of an increase in working capital requirements due to strong operating activities at Metal One and other entities.

Our investing activities used net cash of about ¥50.0 billion in fiscal 2005. There were substantial cash outlays such as for an additional investment in the Sakhalin LNG project, the acquisition of additional shares in MMC, the purchase of Isuzu Motors preferred shares and investments in overseas IPP projects. These outflows were partly offset by proceeds from the sale of company-owned sections of the Shinagawa Mitsubishi Building and sales of property and equipment owned by domestic distribution subsidiaries. As a result of these operating and investing cash flows, free cash flows were ¥97.0 billion.

Our fiscal 2006 projection is for higher earnings than were planned in INNOVATION 2007, in part because of a helping hand from natural resource prices. As a result, we expect demand for working capital in operating activities to exceed that originally envisaged for some time to come. Investing activities will also require cash. When INNOVATION 2007 was formulated, we earmarked ¥800.0 billion for investment over the 4 years of the plan. Because we foresee a large number of promising investment opportunities, as in past years, we intend to make these investments as planned.

Our policy is to provide the funds required for these operating and investing activities, where possible, from retained earnings. Based on our current earnings forecast for fiscal 2006, we are projecting a net debt-to-equity ratio of less than 2.5 times, as at present. I believe that it is possible to both expand operating transactions and continue making new investments while maintaining our ability to be prepared for unforeseen risks. We are determined to sustain growth and maintain a double-digit ROE, unaffected by ebbs and flows in economic conditions and markets. Our overarching aim is a higher market value.

4. Corporate Social Responsibility

One of the key concepts of INNOVATION 2007 is to continuously strengthen the management system to reinforce internal systems. Enhancing corporate governance and refining our internal control systems are key issues in this regard.

We encounter various forms of risk as we conduct business activities around the world. In this context, we are continuously improving our internal control processes to ensure the observance of laws and respect for social norms, the precise management of risk, and the accurate and timely reporting of financial results and other aspects of our operations to all stakeholders.

More details on these activities can be found in the Corporate Governance and Internal Control section of this Annual Report on page 47. In this letter, though, I'd like to emphasize some aspects of our approach to corporate social responsibility (CSR).

I firmly subscribe to the view that a company cannot expect to generate earnings consistently over the long term in the absence of a genuine commitment to CSR. This view is shared by all of our employees. We are also conscious of the fact that this commitment is expected of us by our stakeholders.

The Three Corporate Principles—"Shoki Hoko," "Shoji Komei" and "Ritsugyo Boeki" (refer to page 1)—play an important role in our approach to CSR. Our corporate philosophy—to contribute to the enrichment of society through business firmly rooted in the principles of fairness and integrity and to conduct business taking an all-encompassing global perspective—mirrors these three principles. Although enshrined in our corporate psyche more than 70 years ago, this corporate philosophy still serves as a spiritual anchor for all of our employees to this day.

In 1973, MC formulated its Standards of Conduct. This was completely revised in January 2005 with the formulation of the Corporate Standards of Conduct. These new standards clarify the important social responsibilities we must fulfill: to generate earnings in compliance with laws and regulations; and to contribute to society and the preservation of the environment by creating new value through our business activities. All employees are required to have a copy of the Corporate Standards of Conduct so that they can refer to them at all times.

Regarding compliance, Senior Executive Vice President Yukio Masuda was appointed Chief Compliance Officer in April 2005. Mr. Masuda left his post of Group CEO of the Energy Business Group to take up this position, where he will assist management from a company-wide perspective to promote compliance at MC.

MC has been involved in various social contribution activities over more than 30 years. Part of our approach to CSR, these activities are guided by a basic philosophy of conducting wide-ranging activities from a global standpoint with a commitment to being a good corporate citizen. In April this year, we launched a new internal program called "MC Volunteer Activity!," whereby all employees of MC participate at least once a year in volunteer activities. Based on the catchwords, "continuity" and "employee participation," we aspire to being a company that grows with society by continuing to conduct these sorts of activities.

Our past commitment to and measures in respect of CSR have earned us a solid reputation. This is underscored by our inclusion in two leading socially responsible investment (SRI) indices: the Dow Jones Sustainability World Indexes (DJSI World) and FTSE4Good.

Corporate Standards of Conduct

1. Aim of Corporate Business Activities
Through its business activities, Mitsubishi Corporation will endeavor to increase its value. At the same time, the company will strive to enrich society in all ways, developing and offering its customers the best services and products, with the highest regard for safety.

2. Fairness and Integrity in Corporate Business Activities
Mitsubishi Corporation will continue to develop its business activities in compliance with all relevant laws, international regulations and internal rules. The company will act responsibly and will respect the highest social standards.

3. Respect for Human Rights and Employees
Mitsubishi Corporation will respect human rights and will not engage in any discrimination. The company will preserve and improve its corporate strengths through the development of its employees, all the while respecting the character and individuality of each employee.

4. Information Security and Disclosure
While Mitsubishi Corporation will continue to develop, implement and improve the effectiveness of its information security management system, at the same time the company will disclose information accurately and in a timely fashion, so as to maintain transparency and be correctly understood by both its stakeholders and the general public.

5. Consideration for Environmental Issues
Mitsubishi Corporation understands that an enterprise cannot continue to prosper without consideration for its environmental performance, and will strive to protect and improve the global environment and pursue sustainable development through all aspects of its business activities.

6. Contribution to Society
As a responsible member of society, Mitsubishi Corporation will actively carry out philanthropic programs in an effort to promote the enrichment of society. Moreover, the company will support efforts of its employees to contribute to society.

[Revision History]
Formulated: June 5, 1973
Revised: December 7, 1992; January 1, 2005

5. Tackling Issues for Sustained Earnings Growth

As I stated earlier, our INNOVATION 2007 business plan is off to a good start. Now we are taking steps toward even higher goals. But we are determined not to allow our recent strong performances to make us over-confident or complacent. I believe that it is important that we put these accomplishments aside and focus on tackling the issues I have outlined in this letter to solidify our operating base.

With becoming "a new industry innovator" as our polestar, we are determined to raise our corporate value and continue contributing broadly to society. In this way, I'm convinced that we can deliver the best possible results for our shareholders and all our other stakeholders.



July 30, 2005



Yorihiko Kojima
President and CEO

Review of Operations

Business Groups at a Glance

Columns: Fiscal 2005 Results* | Segment Assets (¥ billion) | Net Income (Loss) (¥ billion)

New Business Initiative Group



Operating transactions: ¥266,286 million
Gross profit: ¥50,997 million
Net income: ¥12,260 million
Segment assets: ¥901,773 million
No. of employees: 4,779



1,200
1,000
800
600
400
200
1,003
1,062
902
03
04
05



15
10
5
0
-5
-7
2
12
03
04
05

Energy Business Group



Operating transactions: ¥4,332,271 million
Gross profit: ¥74,485 million
Net income: ¥45,835 million
Segment assets: ¥1,140,938 million
No. of employees: 1,904



1,500
1,000
500
842
856
1,141
03
04
05



60
50
40
30
20
10
24
31
46
03
04
05

Metals Group



Operating transactions: ¥3,441,069 million
Gross profit: ¥201,794 million
Net income: ¥48,239 million
Segment assets: ¥2,057,150 million
No. of employees: 9,441



2,500
2,000
1,500
1,000
500
1,498
1,707
2,057
03
04
05



60
50
40
30
20
10
24
31
48
03
04
05

Machinery Group



Operating transactions: ¥2,768,577 million
Gross profit: ¥157,941 million
Net income: ¥55,398 million
Segment assets: ¥2,297,571 million
No. of employees: 9,281



2,500
2,000
1,500
1,000
500
2,017
2,165
2,298
03
04
05



60
50
40
30
20
10
21
42
55
03
04
05

Chemicals Group



Operating transactions: ¥1,904,165 million
Gross profit: ¥75,253 million
Net income: ¥18,110 million
Segment assets: ¥648,330 million
No. of employees: 3,153



800
600
400
200
595
590
648
03
04
05



20
15
10
5
10
14
18
03
04
05

Living Essentials Group



Operating transactions: ¥4,449,625 million
Gross profit: ¥314,994 million
Net income: ¥44,864 million
Segment assets: ¥1,739,340 million
No. of employees: 19,937



2,000
1,500
1,000
500
1,459
1,486
1,739
03
04
05



50
40
30
20
10
34
39
45
03
04
05

** The number of employees is as of March 31, 2005. The number of Corporate Staff Section employees not shown on this page was 2,886.*

Scope and Size of Operation (As of July 1, 2005)	**Main Products and Services**
Organization: 4 divisions, 21 BUs Information & Communication Technology Business Division (5 BUs) Financial Services Division (5 BUs) Logistics Services Division (5 BUs) Human Life Business Division (6 BUs) **Offices:** Japan 5 offices, Overseas 14 offices (12 countries)	▫ ICT*-related business (IT solutions and management, outsourcing business, network services, mobile phone-related business, others) ▫ Management buyouts, venture business incubation, M&A support, securitization, operating leases, asset management, others ▫ Logistics business, insurance business ▫ Foodservice business, content business, comprehensive solutions for hospitals, nursing care and rehabilitation services, human resources management, publishing, others
Organization: 3 divisions, 24 BUs Natural Gas Business Division (10 BUs) Petroleum Business Division (8 BUs) Carbon & LPG Business Division (4 BUs) Directly Managed by Group CEO (2 BUs) **Offices:** Japan 12 offices, Overseas 30 offices (25 countries)	▫ LNG (liquefied natural gas), LPG (liquefied petroleum gas), crude oil, gasoline, naphtha, kerosene, diesel oil, heavy oil, lubricating oil, asphalt, other petroleum products, Orimulsion®, anthracite, coal coke, petroleum coke, carbon black, artificial graphite electrodes, oil and gas exploration and production, new energy development, energy-conservation system development, electricity and heat supply business, others
Organization: 2 divisions, 13 BUs Ferrous Raw Materials Division (4 BUs) Non-Ferrous Metals Division (6 BUs) Directly Managed by Group CEO (3 BUs) **Offices:** Japan 6 offices, Overseas 23 offices (17 countries)	▫ Iron ore, coking coal, thermal coal, auxiliary materials, raw materials for stainless steel such as nickel and chrome, ferro-alloys, non-ferrous metal raw materials such as copper and aluminum, non-ferrous metals, precious metals, automotive body parts, pig iron, scrap steel, steel sheets and coils, steel tubes and pipes, stainless steel, other steel products, others
Organization: 6 divisions, 36 BUs Power & Electrical Systems Division (6 BUs) Plant Project Division (6 BUs) Aerospace Division (6 BUs) Project Development & Industrial Machinery Business Division (8 BUs) Motor Vehicle Business Division (6 BUs) Isuzu Business Division (2 BUs) Directly Managed by Group CEO (2 BUs) **Offices:** Japan 14 offices, Overseas 49 offices (40 countries)	▫ Plant and machinery for power generation, power transmission and transformer facilities, elevators, railroad carriages, transportation systems, plant and equipment for gas/petroleum/chemical industries, steel making equipment, non-ferrous metals-manufacturing equipment, cement equipment, mining machinery, ships, offshore facilities, waste treatment equipment, environmental protection facilities, automobiles, construction equipment, machine tools, printing machinery, aircraft, aircraft engines, aircraft interiors and equipment, defense-related electronics, space-related equipment, others ▫ Planning, design and implementation of construction projects, sales and leasing of houses, development of office buildings and commercial facilities, real estate brokerage and securitization business, PFI business, overseas construction and civil engineering projects, others ▫ Project development, electricity sales and construction and operation of electricity, water and other social infrastructures, automobile manufacturing and sales and dealer finance, chartered ships for FPSO/FSO, food recycling, satellite communications, high-resolution digital satellite images, information security business, aircraft leasing, others
Organization: 3 divisions, 23 BUs Commodity Chemicals Division (8 BUs) Functional Chemicals Division (9 BUs) Advanced Sciences & Technologies Division (4 BUs) Directly Managed by Group CEO (2 BUs) **Offices:** Japan 8 offices, Overseas 32 offices (27 countries)	▫ Petrochemical products, fertilizers, inorganic chemical products, synthetic plastics and plastic products, electronic materials, food additives, pharmaceutical and agricultural chemical intermediates manufacturing, life science business, advanced materials, others
Organization: 4 divisions, 32 BUs Foods (Commodity) Division (8 BUs) Foods (Products) Division (8 BUs) Textiles Division (6 BUs) General Merchandise Division (8 BUs) Directly Managed by Group CEO (2 BUs) **Offices:** Japan 10 offices, Overseas 41 offices (29 countries)	▫ Grains, flour, sugars, oils and fats, meat, feed, marine products, fruits and vegetables, starch, beer, coffee, mineral water, dairy products, frozen and refrigerated foods, processed foods, others ▫ Textile raw materials, yarn and knitted fabric, industrial textiles, optical fiber, apparel, brand business, furniture, shoes, household products, tyres, construction materials, packaging materials, woodchips, pulp, paper, cement, silica sand, others

** ICT = Information and Communication Technology*

New Business Initiative Group

≪ Group CEO Report ≫

Business Group Strategy

The New Business Initiative Group was established in April 2000. Since then, we have worked to develop new earnings streams by leveraging FILM functions (Financial Technology, Information Technology, Logistics Technology and Marketing Technology). These are core functions indispensable to driving the businesses of MC as a *sogo shosha*. At the same time, we have created businesses in markets close to consumers, a new undertaking for MC. Examples include business related to the LAWSON convenience store chain, medical and welfare businesses and content businesses. All these businesses have expanded steadily.

Around four years ago, MC purchased an equity stake in LAWSON, INC. To capture greater synergies between LAWSON and MC's businesses, LAWSON-related operations were transferred to the Living Essentials Group in October 2004. Despite this transfer, the New Business Initiative Group will continue to cooperate in various businesses that utilize FILM functions such as LAWSON CS Card, Inc.

Going forward, this business group has two main aims: creating new businesses with a solid presence based on further refinement of FILM functions, and providing these functions to aid the activities of other business groups. Together these activities target the maximization of earnings on a consolidated basis.



New Business Initiative Group CEO Office /
New Business Initiative Group Controller Office

(The light yellow boxes show the units and offices belonging to the business group or division.)

Fiscal 2005 Operating Results

In fiscal 2005, the New Business Initiative Group returned net income of ¥12.3 billion. This result reflects earnings from the financial services business, gains from asset sales due to business realignment in the logistics business, and a strong performance in the medical and nursing care services business. Nippon Care Supply Co., Ltd., which conducted its IPO last year and is seeing its business grow, was a standout performer in the latter business.

Our bottom-line result was the second straight year that we have posted a profit and the first time net income in this business group has exceeded ¥10 billion. Based on this performance, I believe that the New Business Initiative Group has now moved beyond a start-up period defined by trial and error and entered a new stage of development. We are positioned to go on the offensive in pursuit of higher earnings using enhanced FILM functions to drive growth.

Outlook for Fiscal 2006

Fiscal 2006 is the final year of the "hop" stage of INNOVATION 2007. As our crowning achievement for the year, we aim to show once again that we are capable of achieving net income in excess of ¥10.0 billion.

For this, we have realigned the business group, changing to a framework built around four FILM divisions: Financial Services Division, Information & Communication Technology Business Division, Logistics Services Division and Human Life Business Division. This reorganization was aimed at creating earnings by clarifying the structure for promoting the strategies of individual businesses and adding value, an approach that entails working with other business groups and divisions.

The Financial Services Division's strategy is to grow earnings through asset management operations, the corporate turnaround management business and in other ways. The strategy of the Information & Communication Technology Business Division is to strengthen the operations of strategic subsidiary IT Frontier Corporation (ITF) as an IT management services company. In the Logistics Services Division, we plan to strengthen our core operating base and reinforce our logistics network in China. The Human Life Business Division is to expand medical and nursing care services, where we have sown the seeds for growth, and to develop foodservice and content businesses.

We are determined to translate the development of these businesses into higher earnings in the "step" and "jump" stages of INNOVATION 2007.

HARUO MATSUMOTO
Executive Vice President,
Group CEO, New Business Initiative Group

< Division COO Reports >

Information & Communication Technology Business Division

ITF Unit / ICT Service Business Development Unit / Network Service Business Unit / Mobile Phone Business Unit / Card Business Unit



Shigeki Kusaka
Division COO, Information & Communication Technology Business Division

Information and communication technology (ICT) is now firmly established as vital infrastructure for society, as typified by the rapid uptake of broadband and mobile phones. Companies now no longer use ICT merely to make business processes more efficient. ICT is fast becoming a key factor in giving a company a competitive edge and achieving business strategy. Amid these trends, the Information & Communication Technology Business Division is uniting with ITF and other subsidiaries and affiliates to provide ICT solutions like business process outsourcing (BPO) and other services in step with client needs. In short, our main focus is the provision of comprehensive outsourcing service solutions. We are also engaged in the creation of new core businesses linking networks and various applications, businesses that eye the advent of a ubiquitous information society.

In fiscal 2005, the increasing sophistication and complexity of customer needs and escalation in competition conspired to create an environment in which it was by no means easy to generate earnings in ICT-related services businesses. Core company ITF also faced an extremely difficult operating environment. However, in the past fiscal year, we narrowed down the business domains that this division should be focusing on. And with ITF also having finally established a viable business framework, I believe this division is now positioned to take the offensive toward a new stage of growth in fiscal 2006.

Moving ITF onto a growth track as an IT management services provider will remain an issue of the utmost importance in fiscal 2006. Meanwhile, eyeing the visible recent trend toward using outside resources for non-core business activities, we will vigorously develop BPO services. This entails making full use of IT, with operations centered on strategic subsidiaries Bewith, Inc., a contact center operator, and Eupholink, Inc., a business consulting service provider. Another focus will be on the development of value-added network services. We want to create networks that are more efficient and more reliable through cooperative efforts with network integrator Net One Systems Co., Ltd. and other parties. Overseas, we have positioned China as a key market. Centered on iVision, an IT service subsidiary established in 2003 in Shanghai, we will strive to develop new businesses in China.

Financial Services Division

Merchant Banking Unit / Capital Markets Unit / Alternative Investment Unit / Investment Banking & Financial Services Unit / M&A Unit



Takeshi Kadota
Division COO, Financial Services Division

The Financial Services Division develops financial services businesses leveraging years of experience in the finance business and securities investment in Japan and overseas.

In addition to securities investment using our own funds, we use our financial expertise to supply financial products and functions that only a *sogo shosha* of MC's ilk can provide. Financial products include investments in commodities and nanotechnology businesses, while our management and financial advisory solution functions help to solve the problems of our clients, including rehabilitating their businesses. As a low interest rate environment persists in Japan, we are focusing on two categories of customer: institutional investors and financial institutions looking for new-type investment products so that they can diversify their investments, and companies looking to streamline their balance sheets and procure funds through asset securitization and other means.



In the past fiscal year, MC started activities involving a REIT specializing in distribution facilities. This follows the establishment of Japan Retail Fund Investment Corporation (JRF), a Japanese REIT specializing in commercial facilities. Distribution is a field where MC can display its unique strengths as a *sogo shosha* handling a broad range of products. MC's goal is to take this REIT public by drawing on its collective strengths as it did with JRF. The Financial Services and Logistics Services divisions of the New Business Initiative Group and the Project Development & Industrial Machinery Business Division of the Machinery Group have joined forces to work as one on this project.

In fiscal 2005, our real estate investment trust (REIT) business continued to grow, centered on subsidiary Mitsubishi Corp.-UBS Realty Inc. Funds structured by strategic partner U.S.-based Ripplewood Holdings also performed well. Together, these factors helped lift the earnings of the New Business Initiative Group.

In fiscal 2006, as in the past, we will offer financial products and provide funds needed for growth and expansion to emerging growth companies and other entities. As the flag bearer for realizing MC's INNOVATION 2007 vision of being "a new industry innovator" in terms of financial services, we will also actively develop real estate funds, lease and rental businesses, financial services for medical institutions, credit card and other asset finance businesses. With the Japanese economy in a recovery mode, M&A advisory services, the corporate turnaround management business and buyout investments will take on greater importance. We plan to use the strengths we possess as a *sogo shosha* to play a role in these areas.

Logistics Services Division

Logistics Solutions & SCM Business Unit / Risk Engineering Unit / Logistics Business Unit / Tramp Chartering Business Unit / Tank Terminals Business Unit



Michio Izumi
Division COO,
Logistics Services Division

The Logistics Services Division leverages a global network and information system to provide total logistics solutions. We also offer customers insurance-based risk solutions and other services.

The consignment of goods is becoming increasingly borderless in the logistics field. This trend is illustrated by logistics for SPA companies (specialty store retailers of private label apparel) that directly connects factories in China with stores in Japan. Also shaping the logistics landscape is a change in management attitude toward logistics. More and more it is viewed in terms of optimization of the supply chain rather than simply as the carriage and handling of goods. Logistics service providers are now required to develop and propose more sophisticated functions imbued with more value. This extends beyond offering competitive prices to the provision of finance and IT, among other service enhancements. In the insurance field, ongoing restructuring in various industries is raising the possibility that client companies will be exposed to unfamiliar risks. This is sparking increasing demand for solutions incorporating various insurance products.

In fiscal 2005, we continued to implement our policy heretofore of selection and concentration. In tandem with this, by rebuilding the earnings bases of Ryoko Logistics Corporation and other subsidiaries, we made progress in Japan and overseas as a profit center with logistics and insurance services that only a *sogo shosha* can offer. We operate a logistics business, handling automobiles, apparel and other products; a tramp chartering business for ferrous and food raw materials; and a tank terminals business for chemicals and fuels and other businesses. Without exception, all are integrated into our supply chains, which enables us to supply logistics services that are both distinctive and offer added value. During the past year, we made strides with the development of new businesses that use financial technology and information technologies. Examples include a REIT specializing in distribution facilities and an IC tag business. In the insurance business, we continued to develop services for customers that leverage know-how acquired through the use of insurance management, risk solutions and risk engineering techniques (captive insurance activities) to deal with risks encountered by MC in the course of its business activities. One development was in January 2005 when we teamed up with U.S.-based AIG to start a rent-a-captive business, whereby we operate as a captive insurance company for other companies.

To achieve further expansion and growth in the logistics field from fiscal 2006 onward, we plan various actions. We will push ahead with preparations for the integration of two subsidiaries, Ryoko Logistics and MC Trans International Inc., while upgrading functions in the strategic field of automobile and apparel logistics and developing horizontally into other fields. Overseas, we are targeting a dramatic increase in demand for logistics in China. We have pioneered the establishment of a domestic distribution business in the country. But now, under a March 2005 equity-based business alliance agreement with Nippon Express Co., Ltd., we will expand and develop this business further in China. In fiscal 2006, we plan to make the tramp chartering business for ferrous and food raw materials an even more integral part of our supply chain. And by linking the tank terminals business with the supply chain for chemical products, we will promote the development of bases in Asia. In the insurance field, we will enhance our functions and increase earnings in our captive insurance and rent-a-captive insurance operations, and contribute to MC's growth strategy through our risk management and risk solution services.



d-rights Inc. is engaged in the production and sale of animation and other entertainment content. This MC subsidiary has turned *Yakitate!! Japan*, a popular serial comic strip carried in Shogakukan's *Weekly Boys Sunday*, into an animation series for TV. The series is being aired on six stations affiliated with TV Tokyo. In a related development, a baker was licensed to use the anime's characters. Bakery items made by the lead character in the series have been sold at LAWSON convenience stores and AEON retail outlets while the anime series has been running. The items have been a hit, with 150,000 sold in one day alone at all LAWSON stores in Japan. The successful combination of media and the sale of merchandise has attracted interest from a number of quarters as a new business model.



Nihon Hospital Service provides unique services for hospitals. This MC subsidiary buys medical supplies in bulk, which are stored and managed at supply centers throughout Japan. From these centers, Nihon Hospital Service ships only the supplies that a hospital needs according to its usage and bills the hospital for only what it uses. By working with contracted hospitals to source medical supplies, hospitals can cut purchasing costs. The company also makes proposals on ways to reduce utility bills and provides other services to hospitals. These and other services, provided from the standpoint of hospitals, are playing a major role in improving the operational efficiency of hospitals in Japan.

Human Life Business Division

Food Service Business Unit / Media Contents Business Unit / Media Marketing Business Unit / Healthcare Business Unit / Life Care Business Unit / Social Care Business Unit



Eisaku Tamura
Division COO,
Human Life Business Division

The Human Life Business Division is a new division in the New Business Initiative Group, formed in April 2005 from the integration of the Human Care Business Division and the Consumer Business Division. Our overarching goal is to create businesses in support of happy and healthy lives. Our activities range from businesses that make life more enjoyable to services that address issues in the health field. Specific examples demonstrate how wide-ranging our activities are. Our businesses include foodservices, anime and other entertainment content, TV shopping, management support for hospitals, hospital private finance initiatives (PFI), rental of nursing care equipment and items, the operation of nursing care facilities, publishing and temporary staffing services.

All our businesses are in expanding markets. In the medical and nursing care field, our business is growing steadily on multiple fronts. Two noteworthy businesses are Nippon Care Supply Co., Ltd., which rents nursing care equipment and items, and Nihon Hospital Service Co., Ltd., a wholesaler of medical supplies. And we are establishing a position in the entertainment contents industry. Through wholly owned subsidiary d-rights Inc., we are planning and producing anime content, and we have invested in works by Studio Ghibli.

The main theme in fiscal 2006 in this division will be to drive expansion through the well-balanced combination and development of businesses and human resources. In the medical field, our focus will be on PFI projects for hospitals and fashioning a value chain for the distribution of medical-related products. In the foodservice business, meanwhile, core company Create Restaurants Inc. will strive to achieve a major leap in growth. Moreover, we will organically strengthen ties with businesses targeting various consumers, including investees Index Corporation, which is developing content for mobile phones, and Digital Direct Corporation, a TV shopping company. We will provide marketing and other expertise to these businesses.

In terms of our regional strategy, we will push forward with the development of business in the expanding Chinese market from various angles. We are already developing joint ventures in fields such as healthcare, foodservices and mobile phone content in that country. But there are other opportunities being created in China as deregulation expands business domains and rising incomes bring about changes in people's lifestyles. Based on these trends, we will actively invest in businesses in China, broadening our outlook to take in fields such as publishing and media.

Energy Business Group

Group CEO Report

The Energy Business Group made the best start possible in the inaugural year of INNOVATION 2007. We posted all-time-high net income of ¥45.8 billion for fiscal 2005. One major reason for this banner result was a large increase in earnings from investments in the natural gas business and oil and gas exploration and production (E&P). This was due to consistently high prices for crude oil, which were supported by increased demand for oil worldwide, particularly in China, and growing risks regarding the stability of supplies. Also contributing to our performance were further steps taken to reshape our asset portfolio and achieve greater asset efficiency. These initiatives were part of our Portfolio Management Strategy under MC's previous business plan MC2003. We also saw the benefits of our strategy to realign our BUs engaged in petroleum, carbon and LPG businesses.

In fiscal 2006, the second year of INNOVATION 2007, we aim to take another big step. Our actions will be guided by our basic philosophy of taking up the challenge of creating value and enhancing MC's enterprise value with the aim of becoming a true global energy company that contributes to a stable energy supply. This lofty aspiration will be our beacon as we strive to raise value and create new value in all fields where we are active. It is a challenge we are united in taking up as a business group. And it is how we are determined to continue expanding and growing on a global basis as we contribute to a stable energy supply.

Enforcement of the Kyoto Protocol. Liberalization and deregulation of the electricity and gas industries. Surging crude oil and gas prices caused by increasing geopolitical risk and rising demand from emerging economies. In totality, these forces are indicative of the dynamic change taking place in our operating environment. Staying on top of these changes and seizing new opportunities in change are vital to creating new value. To make sure we do just that, we will upgrade and promote knowledge management in the Energy Business Group. Better sharing of information throughout the Energy Business Group will arm our people with the information they need to achieve our goals.





HISANORI YOSHIMURA
Executive Vice President
Group CEO, Energy Business Group

Energy Business Group CEO Office / Energy Business Group Controller Office / Exploration & Production Unit / Energy Business Development Unit

Reports From Business Units Directly Managed by the Group CEO

Exploration & Production Unit

This unit invests in oil and gas E&P businesses around the world. As one of MC's core businesses in INNOVATION 2007, we aim to actively develop business activities to achieve more growth in the future.

Demand for oil is increasing, mainly in China, India and elsewhere in Asia. Tight supplies caused by this rising demand are expected to continue for a while. Another noticeable trend is that, with oil prices surging, the profit zone of all companies in the oil industry is shifting to upstream businesses.

In light of these trends, MC plans to expand existing E&P operations in Gabon, Angola and the Gulf of Mexico through additional development and other activities. We believe that securing more quality assets and increasing reserves are also essential to strengthening and expanding our business base. We will thus aggressively pursue new opportunities.

(The light yellow boxes show the units and offices belonging to the business group or division.)

Energy Business Development Unit

The Energy Business Development Unit is actively involved in the creation of new business models in a broad range of energy fields. Activities include new energy sources (fuel cells, hydrogen and woody biomass), the supply of energy (power generation and cogeneration projects) and gas price stabilization.

The energy industry is experiencing various changes brought about by electricity and gas industry deregulation, escalating crude oil prices, the enforcement of the Kyoto Protocol and other forces. We look on these changes as a tailwind for our operations and are developing businesses to seize the opportunities being created.

INNOVATION 2007 designates new energy as an R&D Type business. In this business, in 2004, we launched H3 Energy Ltd., a company engaged in the development, manufacture and sales of water electrolyzer Highly-compressed Hydrogen Energy Generators (HHEG). Plans in hand include the development of commercial HHEG for sale to hydrogen fueling stations for fuel cell-powered automobiles. Regarding the use of woody biomass as an energy source, mixed combustion in coal boilers is attracting attention. We have developed a pulverizer that dramatically raises the ratio of mixed combustion and are now selling this to electricity utilities and other companies.

< Division COO Reports >

Natural Gas Business Division

Brunei Project Unit / Alaska Project Unit / Malaysia Project Unit / Australia Unit / Indonesia Project Unit / Oman Project Unit / Sakhalin Project Unit / Business Development Unit / Global Gas Unit / U.S. Terminal Project Unit



Seiji Kato
Division COO,
Natural Gas Business Division

In 1969, MC was instrumental in bringing the first seaborne liquefied natural gas (LNG) shipment, which came from Alaska, to Japan. Since then, we have participated in a host of projects. Today, we supply LNG from the world's gas producing countries mainly to Japan. We are now also expanding business domains in all fields of the LNG value chain. We are involved in a number of large development projects, including Sakhalin and the Tangguh Project in Indonesia. Other activities besides natural gas developments include LNG carrier chartering and ownership and participation in LNG receiving terminal operations.

LNG demand is forecast to almost double from today's 150 million tonnes (seaborne trade) between 2010 and 2015. Demand is being driven by economic expansion in China, India and other emerging markets, as well as a shift in domestic demand in the U.S. to LNG now that natural gas production in that country has reached its limit. At the same time, on the supply side, existing projects are being expanded and numerous projects are being planned to keep up with this growth in demand. Moreover, LNG is becoming a commodity as the LNG market grows, a trend that is expected to spawn enormous opportunities for global trading in LNG.

We are taking steps to ensure we can respond to this increasing demand in the future. We are expanding facilities and existing projects and working to bring on stream projects currently under development. Specifically, efforts are being made to strengthen our existing earnings base, such as by expanding facilities at a project in Western Australia and increasing output in Malaysia. And we aim to launch new large-scale projects on schedule, namely Sakhalin II and Tangguh in Indonesia. To respond to an increase in global trading of LNG in the future, we have signed an agreement to use an LNG receiving terminal owned by U.S. company Freeport LNG Development L.P. from 2009. Plans call for the regasification of Oman LNG at this terminal for sale to users in the



MC's wholly owned subsidiary MC Global Gas Corporation signed an agreement in January 2005 for the use of an LNG receiving terminal that is to be constructed in Freeport in the U.S. state of Texas. The terminal will be used for the regasification of LNG. The U.S. is the world's largest user of natural gas. It is also a growth market, with domestic gas production volume struggling to grow and LNG demand soaring. Under the terms of the agreement, MC will import approximately 1 million tonnes of LNG per year over a 17-year period, beginning in January 2009, for regasification at the Freeport facility for sale as natural gas to U.S. users.

MC LNG-Related Projects


Sakhalin II
LNG receiving terminal at the Port of Long Beach in California
Oman
Malaysia I
Malaysia II
Malaysia III
Brunei
Tangguh
Australia

○: *New projects*
○: *Existing projects*

U.S. Similarly, at the Port of Long Beach in the U.S. we plan to construct an LNG receiving terminal under a joint development agreement with oil major ConocoPhillips. Other steps are being taken to ensure we have a stable earnings base in the future. We are actively searching for opportunities to participate in promising projects such as GTL (gas-to-liquid) businesses. Our goal is to establish MC as a major force in the world through the sustained development of our natural gas business.

Petroleum Business Division

Petroleum Retail Business Unit / Industrial Petroleum Marketing Unit / Utility Feedstock Unit / Orimulsion Unit / Thermal Coal Unit / Petroleum Feedstock Unit / International Petroleum Unit / Refining & Supply Coordination Unit



Jun Yanai
Division COO,
Petroleum Business Division

The Petroleum Business Division is active in various business domains across the petroleum industry, including crude oil, petroleum products and naphtha. Our trading model is not limited to importation, offshore trading and domestic trading. Besides these activities, we are developing a new business model in service stations in conjunction with companies in other business sectors. Operations here center on Mitsubishi Shoji Sekiyu Co., Ltd. In addition, we have widened the scope of activities to encompass services for managing price fluctuation risk. Our target market is diverse, extending from companies and electric power utilities to ordinary consumers.



MC is participating in the Tangguh LNG Project in Berau/Bintuni Bay in the Indonesian province of Papua through 56%-owned MI Berau B.V., a joint venture established with INPEX CORPORATION. Following the final investment decision in March 2005, work has started in earnest on construction of a liquefaction plant and offshore facilities. Plans call for the start of LNG production with annual output of 7.6 million tonnes at the end of 2008. MC has already inked contracts for the sale of this LNG to China, South Korea and the U.S. West Coast and is now engaged in sales activities in Japan.



In April 2005, MC established Diamond Tanker Pte Ltd. following its decision to move tanker operations for the transport of crude oil and petroleum products to Singapore. At present, most transactions with overseas oil companies, which account for the majority of charter agreements, take place in Singapore. By improving access to customer and market information and recruiting specialists in marine transport in Singapore, one of the largest bases for the transport of goods by sea in Asia, MC will endeavor to further upgrade its tanker services.

From a global perspective, high crude oil prices are expected to persist for a while due to factors such as expanding demand in China, geopolitical risk centered on the Middle East, the entry of speculative money and a decline in excess oil production capacity. Despite the high prices, demand for oil is forecast to remain relatively strong in Japan. At the same time, however, the increase of secondary refining capacity and start of production of sulfur-free gasoline and diesel fuel, both in response to more stringent environmental regulations, will also impact the operating climate in many ways.

With forecasts calling for tight supplies of petroleum products in Japan, we must continue to enhance our supply capabilities in the domestic market while also strengthening sales capabilities. To bolster supply capabilities, we are developing deeper ties with leading oil companies. With respect to strengthening sales capabilities, our approach is to transform the existing service station model and reinforce operations at Mitsubishi Shoji Sekiyu. Together, these initiatives will result in more resilient retail operations. Regarding new businesses, we will create energy businesses that respond to environmental issues. Examples include GTL and bio fuels.

Carbon & LPG Business Division

Carbon Materials Unit / Petroleum Coke Unit / LPG Unit / Namikata Terminal Business Unit



Tetsuro Imai
Division COO, Carbon & LPG Business Division

Carbon Business

MC imports and exports and trades domestically and trilaterally carbon and carbon products that are made from oil and coal. Through these activities, we are involved at every stage of the carbon industry value chain. Our target markets are equally diverse, extending from the oil industry to the steel and aluminum industries.

These industries are growing again after a period of reorganization and on the back of robust demand in China and other emerging economies. Investment is also strong. The rapid increase in resource demand in these industries is presently outstripping supply of carbon materials like coal coke. It is highly likely that this situation will continue throughout fiscal 2006.

In fiscal 2006, we will concentrate management resources on strategic products: petroleum coke, a by-product of the crude oil refining process that is used mainly as an industrial fuel; coal coke, used chiefly in steel production; and tar and tar products, mainly for carbon manufacturers. Another key theme in fiscal 2006 will be putting our power generation business using petroleum coke on a growth path. This is a new business model for MC. Carbon has been around for a long time yet new applications are still being developed. In 2005, we established the Carbon Business Strategy & Development Office to spearhead our efforts to develop new applications for carbon materials, as we endeavor to nurture a new core product.

LPG Business

LPG (liquefied petroleum gas) mainly refers to propane, butane and other gas produced as associated gas when producing crude oil and natural gas and is widely known as propane gas. We import LPG from around the world for sale to Mitsubishi Liquefied Petroleum Gas Co., Ltd. We also use one of the world's largest fleets of LPG tankers to provide high-quality services to Japanese clients as well as importers in South Korea and China. We are responsible for supplying the Asian region with more than 20% of its LPG.

LPG is trading in a historically high price band due to escalating crude oil prices. Furthermore, price movements are striking because the price of LPG tracks the wild fluctuations of crude oil prices. With similar conditions expected to persist in fiscal 2006, we are strengthening our risk management system more so than in the past.

In March 2005, MC announced that it is considering integrating its LPG business with Idemitsu Gas and Life Co., Ltd. The goal of the integration is to create a customer-facing company, leveraging synergies from the integration, such as improved business efficiency and economies of scale. The feasibility study is ongoing toward a targeted launch date of integrated operations in April 2006.



In March 2005, MC and Idemitsu Kosan Co., Ltd. agreed to begin examining the feasibility of integrating their LPG businesses. Concrete discussions are now under way with the goal of starting operations at an integrated company in April 2006. The establishment of an LPG company boasting a stronger operating base would facilitate the provision of even better services to customers, leveraging flexibility borne from involvement in the full spectrum of LPG activities stretching from import and overseas trading to domestic sales.

Metals Group

≪ Group CEO Report ≫

The Metals Group posted net income of ¥48.2 billion in fiscal 2005. This was 55% higher than a year earlier. It was also the second successive record-setting year in this business group. Behind our impressive showing was higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates due to sharply higher prices of copper, aluminum and other metal resources resulting from tight supplies. It also reflected strong results at Metal One Corporation on the back of a rising steel products market. Established following the separation of steel products operations two years ago, Metal One eclipsed its previous year's operating results. These and other factors more than offset a slight year-on-year decline in earnings at Australia-based Mitsubishi Development Pty., Ltd. (MDP) caused by a stronger Australian dollar. Our forecast for fiscal 2006 calls for Metals Group net income to top ¥100.0 billion. This forecast is predicated on strong earnings at MDP, driven by a substantial rise in coking coal prices, and another strong performance by Metal One.



Conditions are favorable in our markets. This means that the timing couldn't be better to launch initiatives for more growth. Based on this thinking, and as an INNOVATION 2007-inspired initiative, we will expand the auto parts business. DIA Modern Engineering (Thailand) Co., Ltd. will be a focal point for this expansion drive. Plans also call for stepped up sales overseas of photovoltaic products, as we look to continue aggressive expansion in the renewable energy field.

Rising prices of metal resources and steel products have lifted earnings at consolidated subsidiaries and equity-method affiliates. Therefore, it is clear that we must continue to make business investments. Throughout MC's history, however, the strength of our trading activities, the traditional activity of a *sogo shosha*, has underpinned the ability to make business investments. That's why I regard the reinforcement of trading activities and the fostering of the necessary employees also as a key initiative for the Metals Group. In implementing this strategy, we will create new business models as well as opportunities for new business investment.

MUTSUMI KOTSUKA
Executive Vice President
Group CEO, Metals Group

Metals Group CEO Office / Metals Group Controller Office / MDP Unit / Components Business Development Unit / Steel Products Business Unit

≪ Reports From Units Directly Managed by the Group CEO ≫

The Metals Group has two strategic divisions (Ferrous Raw Materials Division and Non-Ferrous Metals Division), and two strategic business units (MDP Unit and Steel Products Business Unit). The two units report directly to the Group CEO. The MDP Unit is currently a major source of earnings for the business group. However, efforts are being made to expand the other three strategic organizations, as we seek to create an earnings structure that is more balanced across the Metals Group.

MDP Unit

MDP is engaged in coal mining activities in Australia. The core business of this wholly owned subsidiary is coking coal, a ferrous raw material. This business is conducted by BM Alliance (BMA), a 50-50 joint venture formed by MDP and BHP Billiton, one of the world's leading mineral resources companies. BMA accounts for around 30% of the world's seaborne coking coal trade, making it the global leader. World coal prices were

(The light yellow boxes show the units and offices belonging to the business group or division.)

strong throughout fiscal 2005, reflecting the tight supply situation, which was caused mainly by rapid growth in the Chinese economy. This trend has continued so far in fiscal 2006. The price of coking coal for the year ending March 31, 2006 has been fixed at more than twice the previous year's level, the highest ever.

To fulfill its responsibility to ensure a stable supply in this supply-demand environment, MDP is taking various actions to increase output of coking coal through BMA. These initiatives not only address tight supplies in the short term, but also have forecasts for medium- and long-term demand in mind. MDP aims to establish a framework for the more stable production and supply of coking coal over the next few years.

To achieve the dual goals of more growth and more stable operations, MDP is aggressively diversifying its business domains as well as regions where it is active. MDP will not restrict its activities to Australia, the focal point of operations at present. It will pursue business possibilities in other regions, while also advancing into mineral resource fields other than coal. These proactive measures are being taken from the perspective of creating an optimum business portfolio.

Steel Products Business Unit

Metal One, our joint venture with the former Nissho Iwai Corporation (now Sojitz Corporation), performed strongly in fiscal 2005 in an expanding steel products market. The company posted sales of ¥2.2 trillion and net income of ¥22.7 billion, 2.1 times higher than the previous year. Our share of this profit from our 60% equity interest was ¥13.6 billion. The January 2003 founding vision of Metal One is to be a "Metal Market Maker" that creates markets to drive growth in the metals industry. Its mission is to be a "Metal Value Optimizer" that develops and reforms the market by optimizing the value of its entire value chain. With this vision and mission, Metal One's goal is to become a driving force for industry reform as one of the leading players in the steel products field both in Japan and overseas.

In fiscal 2005, its second year in existence, Metal One took various steps focused on shaping its worldwide operating base as part of its post-merger integration (PMI) strategy. One was to set up Metal One Structural Steel & Resource Corporation, formed by integrating Metal One's domestic construction materials subsidiaries. Another move saw the establishment of Metal One Steel Products Corporation, which integrated domestic subsidiaries handling wire rods, specialty steel and stainless steel products. Various steps were taken overseas, too. China was a particular focus. Metal One established service centers in Qingdao and Hangzhou. And, in Suzhou, Metal One invested in a company founded to manufacture power shovel cabins. This was among other investments targeting fields where the company expects growth in the future.

Two years after its establishment, Metal One has completed the integration of like subsidiaries in each steel products area. Metal One is now beginning to see a host of tangible benefits emerge from these actions, including a deeper value chain, greater competitiveness in terms of cost and services and a sounder financial base.

In January 2005, Metal One adopted a new management structure under president Moriji Kanada. Built around a divisional system, this framework was introduced with the express goal of firmly establishing the concept of consolidated value chain management at Metal One. It will better allow Metal One to maximize synergies to increase the added value created by Metal One and each group company and optimize their operations. Moving forward, Metal One aims to create a general trading house for steel products that can leverage its collective strengths to provide comprehensive services.



MC participates as an equal partner in BMA, a coal mining joint venture with BHP Billiton, through its subsidiary MDP. To fulfill its responsibility to meet growing coal demand as the world's largest coking coal exporter, BMA will ramp up annual throughput capacity of its Hay Point Coal Terminal in Queensland, Australia. Capacity will be increased from 34 million tonnes to 39.5 million tonnes with a capital investment of A$254 million (approximately ¥19.6 billion). Furthermore, together with the already announced plan to expand mine production capacity, the decision has been made to increase BMA's annual production capacity from 48 million tonnes to 53 million tonnes.



The distribution of steel products is complex, extending from steelmakers to end users. MC subsidiary Metal One was established to optimize the steel products sales networks of MC and peer Nissho Iwai Corporation (now Sojitz Corporation). Putting in place an efficient distribution framework, centered on Japan, has been a key initiative of Metal One as part of its PMI strategy over the past two years since its foundation. In the construction materials field, Metal One formed Metal One Structural Steel & Resource Corporation. And in the wire rod, specialty steel and stainless steel products field, it has established Metal One Steel Products Corporation.

< Division COO Reports >

Ferrous Raw Materials Division

Coking Coal Business Unit / Thermal Coal Business Unit / Iron Ore Business Unit / Nickel & Ferro-Alloy Business Unit



Jun Kinukawa
Division COO,
Ferrous Raw Materials Division

The Metals Group value chain extends from raw materials to finished products. The Ferrous Raw Materials Division is focused on the upstream part of this value chain. We invest in mineral resources as well as procure and transport raw materials. The commodities handled by this division—coal, iron ore, and raw materials for stainless steel such as chrome and nickel—are all strategic products of MC. We are also engaged in R&D such as in respect of HIsmelt, a new smelting technology.

World demand for ferrous raw materials is insatiable. Growth in demand in the Asian market in particular is striking, with expansion in China eye-catching. Worldwide, raw steel production has at a stroke climbed from 0.8 billion tonnes to above 1.0 billion tonnes. However, supply was tight throughout fiscal 2005, because of the time lag in increasing production of ferrous raw materials to meet demand. This situation is expected to continue in fiscal 2006.

Reflecting these market conditions, earnings from consolidated subsidiaries and equity-method affiliates involved in iron ore and chromium were robust in fiscal 2005. Income from trading in all commodity fields increased too as we responded to market needs. We expect our performance to be even stronger in fiscal 2006.

The main pillar of the Ferrous Raw Materials Division's strategy is to plan investments that eye such market trends in 10 to 20 years hence. Sources of mineral resources are inevitably depleted as they are used. Our aim is to secure a stable supply of mineral resources that leads to the provision of services for steelmakers, electric utilities and other customers.

As trading companies battle for ascendancy, we believe that transforming the profit structure of trading activities is one issue. We will consider taking on price fluctuation risk on the sale of niche mineral resources as we look to offer trading functions with even higher added value. MC's medium-term management plan INNOVATION 2007 divides businesses into strategic categories according to business domain and value chain. Ferrous raw materials is regarded as a pillar of the Existing Stretch-Type category. Reflecting this classification, we plan to develop horizontally by making investments in new regions and developing business upstream, targeting undeveloped resources. Another part of our strategy is R&D, of which HIsmelt is one theme as was mentioned earlier. Our results are strong, which makes this a perfect time to lay the groundwork for the next stage of growth.



MC subsidiary Hernic Ferrochrome (Pty) Ltd. produces ferrochrome, a raw material indispensable to the production of stainless steel in South Africa. Following approval of an expansion plan, work is now under way to raise the current production capacity at this company from 260,000 tonnes per year to 420,000 tonnes per year in the second half of 2005. This planned expansion is timed to meet increasing demand for ferrochrome around the world. Costing ZAR450 million (approximately ¥7.7 billion) and involving the introduction of the latest equipment, the expansion will solidify Hernic Ferrochrome's position as the world's fourth-ranked ferrochrome producer.



The Los Colorados iron ore project in Chile commenced production in July 1998 as a 50-50 joint venture with local firm Compania Minera del Pacifico S.A. The mine presently produces approximately 4.5 million tonnes of pellet* and 0.5 million tonnes of pellet feed** a year. Plans call for annual production of the latter to be raised by 0.4 million tonnes to 0.9 million tonnes during 2006.

* Pellets are made using beneficiated iron ore fines, high-grade iron ore concentrates that are mixed with water and binding agents. This mixture is formed into spheres with a diameter of 9-16mm and indurated. Iron ore pellets (containing around 65-66% iron), which are shaped like small balls, are used to raise productivity in blast furnaces and direct reduced-iron plants.

** High-grade iron ore concentrates (containing around 69% iron) that are mainly used as a raw material for producing pellets.

Developments in the Metallurgical Resources Field

- ○ Coking coal
- ○ Aluminum
- ○ Iron ore
- ○ Copper
- ○ Nickel, chrome


Taiheiyo Metal (Japan)
Iron Ore Company of Canada (Canada)
MOZAL Aluminum Smelter (Mozambique)
Gresik (Indonesia)
BMA (Australia)
Ryowa Development Pty., Ltd. (Australia)
Hernic Ferrochrome (Pty) Ltd. (South Africa)
HIsmelt (Australia)
Coal & Allied (Australia)
Antamina Copper-Zinc Mine (Peru)
Albras (Brazil)
Escondida Copper Mine (Chile)
NOVA ERA SILICON S/A (Brazil)
M.C. Inversiones Limitada (Chile)
Los Pelambres Copper Mine (Chile)

Non-Ferrous Metals Division

Base Metals Business Unit / Aluminum Business Unit / Bullion & Global Commodity Futures Business Unit / International Telecommunication Project Unit / Advanced Materials & Metals Products Business Unit / TOT Project Unit



Seiei Ono
Division COO,
Non-Ferrous Metals Division

This division makes investments to secure non-ferrous raw materials such as aluminum ingots, and copper ore, concentrates and ingots, and we are engaged in the physical trading of non-ferrous metal ingots, including precious metals, and commodity futures and fund trading derived from it. We also deal with non-ferrous products, chiefly aluminum and copper products, as well as photovoltaic products.

In fiscal 2005, the Non-Ferrous Metals Division achieved consolidated net income in excess of ¥10.0 billion, supported by stable trading income from physical trading, commodity futures and the non-ferrous products business. Also contributing to this result were high earnings from consolidated subsidiaries and equity-method affiliates in copper, aluminum and other areas due to surging metal resource prices. Our performance would have been better except for an impairment loss arising from a downward revision of business plans at a communications infrastructure leasing business in Thailand, a new business undertaking for this division. In fiscal 2006, we expect to continue receiving high earnings from our investments in mineral resources, as there is little likelihood that metal resource prices will drop sharply in the short term.

In this environment, where metal resource prices are being held at a high level, and markets are dominated by only a few players, it has become increasingly difficult to secure opportunities to participate in prime resource projects. However, our policy is to continue investing in superior projects, an approach that will include expanding existing projects and entering projects from the prospecting stage. One of the cornerstones of our strategy is to build a framework capable of generating solid earnings even if there is a downward correction in metal resource prices. Our policy to achieve this goal is to review our business domains in our trading activities and ensure that resources are prioritized within them, as well as to actively lay the stepping stones needed to achieve higher earnings.

There are a number of key themes for the Non-Ferrous Metals Division in fiscal 2006. One is to make further strides in securing copper and aluminum resources to add to existing interests in the Escondida copper mine in Chile and the MOZAL aluminum smelter in Mozambique. A second theme is to strengthen business in commodities markets, particularly in respect of investment funds, where market expansion is forecast. Thirdly, we will reinforce our functions in the midstream and downstream areas of the supply chains of non-ferrous metals. This will be achieved through a process of prioritizing resources. Our focus will also be on fostering the people we need for successfully developing resource projects and enhancing our know-how in commodities trading with a focus on risk management.

Machinery Group

≪ **Group CEO Report** ≫

Business Group Strategy

During the course of INNOVATION 2007, the Machinery Group aims to consistently increase earnings by entering value chains in every field where it is active. We want to achieve a sustained increase in earnings largely shielded from economic change. This will be achieved on two fronts. One is earnings from consolidated subsidiaries and equity-method affiliates in the automobile, overseas IPP (Independent Power Producer), ship-owning and operation, rental and construction equipment, real estate, industrial machinery and other fields. The other is earnings from project financing and plant projects such as power generation, heavy machinery and oil and gas, where we have long held a competitive edge.

Another element of the Machinery Group's strategy is to vigorously pursue innovation-inspired initiatives. For example, as an extension of core business, we will promote a program involving the research and development and then commercialization of new technologies and new business fields and develop new business models as well as new energy and emission credit trading.

Fiscal 2005 Operating Results

The Machinery Group posted a large year-on-year increase in net income to ¥55.4 billion in the past fiscal year. This was a record for the Machinery Group. In fiscal 2005, capital expenditures increased due to strong economic conditions, led by the U.S., China and other countries. This resulted in an increase in power generation projects, steel plant projects and infrastructure and other plant projects in oil producing nations. Sharp rises in charter rates for ship-owning, an upturn in the real estate market and other favorable trends also supported our sparkling performance.

Automobile operations, one of the core businesses of the Machinery Group, continued to contribute handsomely to the business group's operating results in fiscal 2005. While we had to deal with revitalization issues at Mitsubishi Motors Corporation, sales recorded healthy growth in Asia/ASEAN and in Europe, and sales volumes of Isuzu-brand automobiles grew, most notably in Thailand.

Machinery Group CEO Office / Machinery Group Controller Office / Machinery New Business Initiative Unit / Strategic Solutions Business Unit



Outlook for Fiscal 2006

With the world economy continuing to grow, increasing demand and high prices for energy and metal resources look set to continue defining the operating environment in fiscal 2006. Costs will surely rise due to the high prices of steel products and other materials. On a positive note, plant projects related to the resource and energy fields should increase.

We will continue to concentrate on solidifying our core businesses, including automobile operations, overseas IPP and plant business. While we do this, we will also create new earnings drivers for the future by actively channeling resources to new fields.

MASAO MIYAMOTO
Executive Vice President
Group CEO, Machinery Group

(The light yellow boxes show the units and offices belonging to the business group or division.)

< Division COO Reports >

Power & Electrical Systems Division

Power Systems Unit / Power Systems Export Unit / Transportation Systems Unit / Elevator & Escalator Operation & Marketing Unit / Power Generation & Marketing, International Unit / Power Marketing, Japan Unit



Yoshiaki Katayama
Division COO, Power & Electrical Systems Division

The Power & Electrical Systems Division is developing various businesses in the power and transportation systems fields, which are essential elements of a society's infrastructure. We are engaged in the construction of power generation plants and transport system-related transactions around the world, not just in Japan. We also actively invest in businesses in these fields. Overseas, we are developing an IPP business. At present, we own and supply power from 15 power generation facilities worldwide. In Japan, we are engaged in both electricity retailing and on-site power generation. Moreover, we export elevators worldwide and are involved in the operation of companies providing related sales and maintenance services in major regions.

In recent years, electricity companies in Japan have tended to curb capital expenditures. Contrasting with this situation in Japan, demand for facilities in high-growth countries such as China and ASEAN countries is buoyant. Power plant export transactions remain strong because of this demand. In the overseas IPP business, we aim to expand by acquiring existing power stations and through other means, in addition to constructing new power generation facilities. As of March 31, 2005, we were operating businesses generating nearly 4 million kW of power in the U.S., Mexico, the Philippines and other countries. The railway field has been another focus for this division. Demand is expanding as railways are increasingly viewed as public transportation infrastructure with a low environmental impact.

In fiscal 2006, we will remain focused on trading of power plants for Japan and overseas and other traditional trading activities of this division. In combination with this, we aim to expand trading in the promising growth field of railway systems. Developing the overseas IPP business into a core business is an important goal for this division from a medium- to long-term perspective. That's why we plan to actively invest resources in this business again in fiscal 2006. On-site power generation in Japan is a new business. We aim to expand it as a business that can use the collective strengths of MC. One way we will capture these synergies is through cooperation with the Energy Business Group.



Wholly owned Diamond Generating Corporation operates an IPP business in the U.S. Through its investments, this MC subsidiary owns approximately 2.0 million kW of generating capacity at nine power stations in the U.S. Power is sold on the wholesale market. Shown here is the Wildflower Energy Project, which was acquired in 2004 in the U.S. state of California. Generating power when supplies are tight to ensure a stable supply of electricity, this plant is an important facility in California, which has experienced much-publicized power crises.

Plant Project Division

Energy & Chemical Projects Unit / Plant & Heavy Machinery Unit / Ship Unit / Project Development Unit / Paper Plant & Textile Machinery Unit / Environment & Water Business Unit



Ken Kobayashi
Division COO, Plant Project Division

The Plant Project Division constructs facilities and plants in core industrial and new fields. Main products and services include chemical plants, natural gas and petroleum plants (including production facilities), steelmaking machinery, nonferrous metals-manufacturing machinery, cement-production machinery, mining machinery, port facilities, ships and vessels, ship-related machinery, offshore marine structures, construction machinery (outside Japan), paper manufacturing machinery, textile machinery, plastic-film making machinery, water supply and sewage works, food recycling facilities, machinery for environmental facilities and overseas infrastructure-construction projects. We also operate vessels, arrange and provide finance for facilities and plants, invest in related businesses and are involved in other areas.

Over the past two years, high levels of capital expenditure and increasing imports of natural resources in China have shaped our operating environment. These forces have spurred investment in ships and other means of transportation as well as in the development of resources worldwide. This situation continues today. Our presence is growing in this operating environment as a company that is active in all fields and as a purveyor of facilities that can provide highly sophisticated services, including the arrangement of financing. This growing stature has resulted in a considerable increase in business opportunities for MC. We expect this trend to continue.

In fiscal 2006, we plan to expand existing businesses. Planned actions include strengthening our ship-owning and operating business and increased investment in floating production, storage and offloading (FPSO) vessel and floating storage and offloading (FSO) vessel projects. We also intend to team up with other MC business groups to explore possibilities for increasing earnings in the natural gas and metal resource value chains. This division has proven finance know-how and business models. We are intent on actively developing our operations horizontally by applying these "assets" to other regions and industries. Moreover, we will develop our regional strategy according to the characteristics of each market.



The Plant Project Division operates a chartering service for floating production, storage and offloading (FPSO) vessels used for seabed energy exploration. Through these activities, the division is contributing to the efficient utilization of the earth's resources. Shown here is a state-of-the-art FPSO vessel owned by MODECVenture 11B.V., a special purpose company established by MC, MODEC, Inc. and other parties. Since March 2005, this FPSO has been operating in the Mutineer-Exeter field in Western Australia, which is owned by Australian oil major Santos Limited and other companies.

Various countries where we have a proven track record, among them Brazil and China, will be designated as key markets; our individual units will target emerging markets and resource-producing countries on an individual basis; and specific departments will concentrate on developing regions.

New fields are targeted, too. Privatization of public water works and businesses related to emission credit trading, including projects to reduce greenhouse gases due to enforcement of the Kyoto Protocol, are just some of the new fields we will remain active in.

Aerospace Division

Space Systems Unit / Satellite Communications Business Unit / Spatial IT Business Unit / Defense Systems Unit / Application Business Unit / Airline Business Unit



Tatsuo Sato
Division COO,
Aerospace Division

The Aerospace Division is engaged in various types of businesses in the defense, space and commercial aviation fields. Our activities include import and export transactions for aircraft, helicopters, onboard systems for aircraft, engines for aircraft, satellites, rockets, and other systems and equipment. We are also involved in aircraft leasing and development of the Galaxy Express (GX) mid-sized rocket, among other business activities. Moreover, we are promoting satellite-based services, namely satellite communications and distribution of high-resolution satellite images, and an information security business to ensure the safety and reliability of information. These businesses are being developed mainly through investment portfolio companies.

In fiscal 2005, consolidated net income increased considerably in this division, particularly in the commercial aviation and defense fields. However, we are facing a generally difficult operating environment due to such trends as tighter government spending and stiffer competition in the airline industry. In this challenging environment, customers demand new solutions to help with their business reforms. Meanwhile, the information security services business and satellite imaging services business continue to see the formation of a stronger market base. Forces driving these markets include rising awareness of information security and increasing demand for disaster mapping, respectively.

Looking ahead, we will steadily expand and increase our earnings base in the commercial aviation and defense fields through stronger ties with leading partners in Japan, Europe and the U.S. And we will grow our information security and satellite imaging services businesses. Furthermore, to target opportunities created as companies in client industries jettison non-core operations to boost efficiency, we plan to actively develop outsourcing services as a new business model for this division.

Project Development & Industrial Machinery Business Division

Industrial Machinery & Equipment Business Unit / Rental & Construction Equipment Unit / Administration & Consolidated Management Unit / Global Real Estate Investment Unit / Urban Development Unit / Construction & Building Equipment Unit / Development & Construction Unit / Housing Development Unit



Yoshikazu Nakanishi
Division COO,
Project Development
& Industrial Machinery
Business Division

The Project Development & Industrial Machinery Business Division has two broad business domains. One is the project development field. Here, we plan, design and construct office buildings as well as commercial, logistics, manufacturing and medical-care facilities, among other projects, in Japan and overseas. This field also includes the development of condominiums and rental housing, the planning and promotion of urban redevelopment projects, real estate securitization and private finance initiatives (PFI) projects. The division's second business domain is the industrial machinery and construction machinery field. We sell machine tools, industrial plants, printing machinery, agricultural machinery, food machinery and other machinery and equipment, chiefly through sales subsidiaries in Japan and overseas. In addition, we are engaged in rental and sales businesses for construction machinery. The main operator in this area is consolidated subsidiary Nikken Corporation.

In fiscal 2005, this division posted record earnings due to the concerted efforts of all staff. With the project development market conditions improving in the Tokyo metropolitan area, three large-scale shopping centers in western Japan were opened in conjunction with Diamond City Co., Ltd. In the housing development business, we pushed forward with developments in the Tokyo metropolitan area and Kansai region. These efforts culminated in the sale of all units in Sanbancho Park Terrace Ouen and Majesty Court Koishikawa-Harimazaka. The real estate securitization business steadily expanded operations, centered on commercial facilities, in the past year as well. Meanwhile, results improved in North America and Japan in the industrial machinery field in line with recovering economic conditions. Nikken Corporation made a significant contribution to the higher earnings in this division.

In fiscal 2006, we will strengthen our unique *sogo shosha* services and build a value chain in the project development field as an innovator in revitalizing cities. Our key strategies are to develop large-scale commercial facilities, expand the real estate securitization business, grow the rental housing development business, step up activities in medical and nursing care facilities and build new business models such as the energy center business. In the construction machinery and rental business, we plan to be more active in fleet management and other new businesses. In industrial machinery, our focus will be on expanding business lines, including at consolidated subsidiaries and equity-method affiliates such as Mitsubishi Corporation Technos. The Chinese market is another focus in fiscal 2006. These and other activities target even higher earnings in this division.



MC has forged an alliance in the real estate field with Shanghai Baosteel Group Corporation, one of China's largest steel companies. Under this alliance, MC has invested in Shanghai Baosteel Group subsidiary Shanghai Baoland Co., Ltd., marking its entry into the high-growth Chinese real estate market. Activities will include condominium projects in Shanghai.

MC will leverage its more than 30 years of experience and know-how in the Japanese real estate industry, particularly in housing development, in this alliance. By also expanding real estate securitization and associated businesses, MC aims to create a new value chain, with real estate activities in China being a key link.

Motor Vehicle Business Division

Motor Vehicle Asia & ASEAN Unit / Motor Vehicle Europe, Middle East & Africa Unit / Motor Vehicle Americas & Australia Unit / Motor Vehicle Domestic Operation Unit / Honda Business Unit / Vericode Business Unit



Kozo Shiraji
Division COO,
Motor Vehicle Business Division

The Motor Vehicle Business Division has chalked up many major achievements in automobile-related businesses over a span of more than three decades. We regard the motor vehicle business as a business that will continue to have enormous potential in the 21st century. Based on this belief, we are developing business in all corners of the world. Our business model centers on import and sales-related activities overseas of Mitsubishi Motors Corporation (MMC) and Mitsubishi Fuso Truck and Bus Corporation (MFTBC) vehicles. However, we are expanding our business throughout the value chain of the auto industry through our involvement in local vehicle assembly, distribution, automobile finance and used car sales, to name just a few of our other activities.

In the past fiscal year, major trading partner MMC saw sales slump in Japan and North America due to management instability and recall problems. However, sales remained healthy in other regions, particularly in Asia outside Japan and Europe. MMC is now working in earnest on a revitalization plan. MC will continue lending its support to MMC in fiscal 2006.

In fiscal 2006, we will add even higher value to the business activities of our division. This will entail strengthening the value chain in core businesses. Distribution, sales and automobile finance capabilities will be enhanced in Asia/ASEAN, including Indonesia and China, and Europe, regions that are strategically important.

Motor Vehicle Business Division Global Development



○ Import and sale
○ Vehicle production and sale
○ Engine production and sale
○ Dealer finance
○ Other

Main Business Investees

Country	Company name
① Russia	Zao Carnet 2000
② U.K.	The Colt Car Company Limited
③ Poland	MMC Car Poland Sp. z o.o.
④ Portugal	MITSUBISHI MOTORS DE PORTUGAL, S.A.
⑤ China	HUALING (DALIAN) MOTORS SALES CO., LTD.
⑥ Malaysia	Mitsubishi Motors Malaysia Sdn. Bhd.
⑦ Peru	MC AUTOS DEL PERU S.A.
⑧ Chile	MMC CHILE S.A.
① Indonesia	P.T. KRAMA YUDHA TIGA BERLIAN MOTORS
② Vietnam	VINA STAR MOTORS CORPORATION
① Indonesia	P.T. MITSUBISHI KRAMA YUDHA MOTORS AND MANUFACTURING

Country	Company name
① U.K.	Spitalgate Dealer Services Ltd.
② Germany	MKG Bank GmbH
③ Indonesia	P.T. TIGABERLIAN AUTO FINANCE (formerly STB)
④ Indonesia	P.T. DIPO STAR FINANCE
⑤ Japan	MITSUBISHI AUTO CREDIT-LEASE CORPORATION
① Indonesia	P.T. BERLIAN SISTEM INFORMASI
② Vietnam	GS BATTERY VIETNAM CO. LTD.
③ Philippines	KANSAI PAINT PHILIPPINES, INC.
④ Australia	Hirotec Australia Pty, Ltd.

Isuzu Business Division

Asia Business Unit / International Business Unit



Morikazu Chokki
Division COO,
Isuzu Business Division

The Isuzu Business Division is the only division at MC to bear the name of a business partner. We export Isuzu-brand finished cars and parts from Japan as well as manufacture, sell and provide dealer finance for Isuzu motor vehicles through business investees. Our activities also extend to distribution, IT and other fields. We have developed our business for close on 50 years, mainly in Thailand. In recent years, in addition to exports from Japan, we have been exporting pickup trucks made in Thailand to the rest of the world. At the same time, we are developing automobile manufacturing and sales businesses for Isuzu-brand vehicles in countries the world over.

In fiscal 2005, we retained the number one share in sales of commercial vehicles in the major market of Thailand for the 22nd straight year. We also worked with Isuzu Motors Limited to put in place a framework for steadily expanding sales. One example was the launch of sales companies in Benelux countries, as well as in Spain, Portugal and Malaysia.

In fiscal 2006, we expect competition to escalate in Thailand. Working with Isuzu Motors, we will increase and reinforce production capabilities and work to strengthen the competitiveness of products as well as sales forces. Our goal with all of these efforts is to maintain sales at a high level. We have built up considerable know-how through our business in Thailand. Now we want to apply this know-how to other regions to expand sales of Isuzu-brand cars around the world, strengthening the win-win relationship we already have with Isuzu Motors.



In February 2005, MC purchased 11,750 thousand Class I preferred shares with a face value of ¥9.4 billion issued by Isuzu Motors in 2002. This acquisition is consistent with Isuzu Motors' stated intention of realizing a stable capital structure and MC's desire to stabilize and further develop joint business activities with Isuzu Motors. MC is determined to deepen ties with Isuzu Motors to achieve the shared goal of expanding sales of Isuzu-brand vehicles.

Isuzu Business Value Chain in Thailand


Parts Production
Vehicle and Engine Assembly
Sales (Marketing)
Dealers
Consumers
Parts suppliers TID, others
Materials and steel products manufacturers
Vehicle assembly IMCT
Engine assembly IEMT
Thailand domestic sales TIS
Thailand domestic dealerships
Logistics YST
After-sales service TISCO
IT ictus
Finance TAS
Thailand
Exports and sales IOT
76 countries

☐ Business investee

TID:	Thai International Die Making Co., Ltd.	**IOT:**	Isuzu Operations (Thailand) Co., Ltd.
IMCT:	Isuzu Motors Co., (Thailand) Ltd.	**YST:**	Yarn Sayarm Transport Co., Ltd.
IEMT:	Isuzu Engine Manufacturing Co., (Thailand) Ltd.	**TISCO:**	Tri Petch Isuzu Service Co., Ltd.
TIS:	Tri Petch Isuzu Sales Co., Ltd.	**TAS:**	Thai Auto Sales Co., Ltd.
ictus:	ictus Co., Ltd.		

Chemicals Group

Group CEO Report

Business Group Strategy

Under its Portfolio Management Strategy, the Chemicals Group executed a rebuilding strategy. Now, guided by INNOVATION 2007, we will shift to a strategy that pivots on expansion and growth for the future. We are consolidating our position by strengthening core businesses in the Commodity Chemicals and Functional Chemicals divisions. And, led by the Advanced Sciences & Technologies Division, we are also tackling what we believe will be strategic fields of the future, such as food science, environment, bio-technology, life sciences, and information electronics and communications.

I believe that the key to successfully executing our strategy will be to manage this business group in a way that encourages the participation of all employees in Japan, overseas and at consolidated subsidiaries. A major theme therefore is enhancing the skills of this group's employees so they can actively participate in business group management. Our policy is to nurture and utilize people possessing both highly competitive skill sets and creativity, regardless of age, nationality or gender.

Adherence to a stance of "leaving no stone unturned" will also define our approach to management of this business group. We will continue to promote portfolio management through the prioritization of resources. And we will strengthen our management systems, a commitment that extends to ensuring our compliance is beyond reproach.



Chemicals Group CEO Office / Chemicals Group Controller Office / Aristech Unit / Phoenix Project Unit

Fiscal 2005 Operating Results

The first year of INNOVATION 2007 was a banner year for the Chemicals Group. We posted net income of ¥18.1 billion, setting an earnings record in this business group for the third consecutive year. Against a backdrop of tight supplies caused by economic expansion in China and elsewhere in Asia and market conditions for petrochemicals that were better than expected, the group efficiently used its resources to maximum effect, as we executed our restructuring, expansion and growth strategies.

Consolidated subsidiaries in Japan and overseas turned in another year of impressive results. Standout performers included Malaysia-based paraxylene manufacturer Aromatics Malaysia Sdn. Bhd.; Metanol de Oriente, METOR, S.A., a Venezuela company that manufactures and sells methanol; and Mitsubishi Shoji Plastics Corp. The consolidation of Saudi Petroleum Development following the purchase of additional shares also contributed to higher earnings in this business group.

Outlook for Fiscal 2006

The rapidly growing Chinese economy is expected to enter a correction period. There is also a strong likelihood of a downward trend in prices of petrochemicals, while solid and steady demand remains. These and other factors mean that we cannot expect to generate earnings from trading activities of the same level as the previous fiscal year. In this environment, our policy is to achieve a consistent increase in earnings in each division, leveraging the earnings bases we have built in the past. In the Commodity Chemicals Division, for instance, we plan to increase the volume and improve the quality of trading activities, while rationalizing operations and raising efficiency. In the Functional Chemicals Division, we will build and strengthen value chains. At the same time, we will push forward with a growth strategy spearheaded by the Advanced Sciences & Technologies Division. Other actions will target resource-based chemicals businesses and business investments in China, India and elsewhere in Asia, the U.S. and other countries.

As a business group in which all employees are encouraged to participate, and as an internationally competitive group that uses its extensive network to be first to spot changing market needs and trends, our goal is even higher earnings.



TAKERU ISHIBASHI
Senior Executive Vice President,
Group CEO, Chemicals Group

(The light yellow boxes show the units and offices belonging to the business group or division.)

< Division COO Reports >

Commodity Chemicals Division

Olefins & Aromatic Unit / Petrochemical Intermediates Unit / Polyester Unit / Methanol Unit / Ammonia Unit / Fertilizer Unit / Inorganic Chemicals Unit / Chlor-Alkali Unit



Masaaki Seita
Division COO,
Commodity Chemicals Division

This division trades in commodity chemicals in the petrochemicals, natural gas derivatives, chlor-alkali, inorganic chemicals and fertilizer fields. We also invest in areas related to these activities.

Market conditions were better than expected in fiscal 2005. Supplies were tight due to rising demand in Asian markets, chiefly China, and prices of resources soared. We posted all-time-high earnings due to growth in income from trading and earnings from consolidated subsidiaries and equity-method affiliates as a result of these favorable market conditions.

In fiscal 2006, continuous growth in demand is expected to see market conditions remain firm. However, we believe that a more cautious approach than in fiscal 2005 is warranted, considering in part the effect that persistently high prices for crude oil and other resources and petrochemicals will have on demand in Asia, especially China.

Responding to these conditions, we will strengthen and expand our trading, adhering to this division's two fundamental policies: expand our trading volume and improve the quality of our trading.

For this, we plan to further enlarge our raw materials sources, markets and logistics. Together with an ongoing rationalization and efficiency drive targeting existing trading activities and businesses, we aim to generate consistent earnings.

The Commodity Chemicals Division handles petrochemical products from the Middle East, methanol from Venezuela, Mexican salt, ammonia produced in Indonesia and aromatics from Malaysia. This diversity underscores a distinguishing aspect of our trading activities and business development—the global nature of our operations. Among the advantages accruing from this is an extensive worldwide network for gathering information. Capitalizing fully on this network to spot changes in supply-demand dynamics, and linking these opportunities with our own logistics system, we are determined to develop highly efficient businesses.

Functional Chemicals Division

Saudi Petrochemical Project Unit / PVC Unit / Commodity Plastics Unit / Industrial Plastics Unit / PET Resin Unit / Coating Chemicals Unit / Functional Polymers Unit / Functional Materials Unit / Electronics Materials Unit



Shosuke Yasuda
Division COO,
Functional Chemicals Division

The Functional Chemicals Division is involved in the middle through the end products fields of the chemicals industry. We handle a wide range of products in extremely diverse markets. Products include synthetic resins, functional resins, coating materials, paper and pulp reagents, fiber reagents, catalysts, inorganic chemicals and electronic materials. Our markets range from packaging materials and construction materials to automobiles and office equipment parts and electronic components.

Maintaining and expanding trading relationships is a key theme for this division given this varied assortment of products and markets. The Functional Chemicals Division has two basic strategies in this regard: build value chains that extend from mid-stream fields (raw materials and resins) to downstream fields (processed products); and strengthen product lineups and services to build a platform as a one-stop supplier for specific user industries. To expedite these strategies, the division was reorganized in April 2005. This reorganization was made with a view to unifying strategy with Mitsubishi Shoji Plastics Corp., a company spun off to trade in resins and resin products, Mitsubishi Shoji Chemical Corp., which was spun off to trade in coating materials and various other solvents, and other entities. The reorganization organically weds the business strategy of the head office with the sales capabilities of spin-offs and sales companies, establishing a framework that we believe will contribute to higher earnings.

The Functional Chemicals Division has investments in a large number of projects both in Japan and overseas. In fiscal 2005, several new projects got under way, including inorganic chemical products and synthetic resin projects in China. Operations started at Lianyungang Zhaoling Abrasives Co., Ltd., a company manufacturing abrasives, and at Riken Technos (Jiang Su) Corporation, a manufacturer of wrapping film for foodservice use. In addition, we decided to produce strontium carbonate in China. We will continue to make investments in China in 2005 and beyond.

This division is responsible for a petrochemicals business in Saudi Arabia that is one of the most important projects of the Chemicals Group. The results remain extremely strong, a reflection of its overwhelming competitiveness. Plans are now being made for a third-phase expansion in light of forecasts

that demand for ethylene and other raw materials produced by this business will hold firm for some time to come. At the end of 2004, MC purchased additional shares in Saudi Petroleum Development, the Japanese investment company for this petrochemicals business. The consolidation of Saudi Petroleum Development, which became an equity-method affiliate as a result of this purchase of additional shares, contributed to earnings of the Functional Chemicals Division in fiscal 2005.

Raw materials producers and processed products manufacturers of products we handle are accelerating their advance overseas. This trend spells opportunities for business expansion overseas for MC. China, in particular, is an important country both as a manufacturing base and as a market. In fiscal 2006 and thereafter, we will actively promote investment projects in that country, without limiting our activities merely to trade and intermediary services. The products and markets of the Functional Chemicals Division have enormous potential in terms of their scale and growth. Our aim is to continuously grow earnings by cultivating markets and capitalizing on those markets in every way possible. Key to this will be initiatives to improve the skills of employees not just at head office, but also at spin-offs, sales companies and offices in Japan and overseas.



Riken Technos (Jiang Su) Corporation was established by MC with Riken Technos Corp. and Chuo Kagaku Co., Ltd. In September 2004, this joint venture started the manufacture and sales of PVC wrapping film for foodservice use in Jiang Su province, China. Operations are running as planned, with sales being made to Ito-Yokado, Wal-Mart, Metro and other customers in China.

Chemicals Value Chain


Raw Materials
Commodity Chemicals
Synthetic Fibers and Resins
Specialty Chemicals
Markets
Crude oil
Naphtha
Xylenes (AMSB)*
Polyester fiber, PET resin
Ethylene glycol (SPDC)*
Natural gas
Polyethylene resin (SPDC)*
Paper and fiber reagents, Detergent raw materials, Coating materials and adhesives, CFCs, Silicon products, Cosmetic agents, Catalysts
Cosmetics, Detergents, Paint, etc.
Methanol (METOR)*
Synthetic rubber, Specialty plastics, Fluorinated resins, Silicone resins
Automobiles, Home appliances
Ammonia (KPI)*
Acrylic fiber
Marine resources
Salt (ESSA)*
PVC raw materials
Polyvinyl chloride resin
Pharmaceutical intermediates, Agricultural chemical intermediates
Pharma-ceuticals
Ammonium phosphate
Compound fertilizer
Mineral resources
Dry battery raw materials, Electronic materials, EL Chemicals
IT industry
Plants
Starch (Corn and taro)
Saccharide
Maltitol, Xylitol (sweeteners) (TOWA)*
Food
Financing
Finance

* Business investee

AMSB: Aromatics Malaysia Sdn. Bhd.
SPDC: SPDC Ltd.
METOR: Metanol de Oriente, METOR, S.A.
KPI: PT. Kaltim Parna Industri
ESSA: Exportadora de Sal, S.A. de C.V.
TOWA: Towa Chemical Industry Co., Ltd.



MC, Junsei Chemical Co., Ltd. (Japan) and Shanghai Qun Li Chemical (China) established a joint venture called Liling Fine Chemicals Co., Ltd. in October 2004. This joint venture specializes in the custom manufacturing of fine chemicals.
Recently, major companies in the life science industry have been aggressively outsourcing their active ingredients production. MC has established a position as the most competitive and reliable custom manufacturer in China in this field.
A multi-purpose organic synthesis plant is now under construction and will start operations in the fourth quarter of 2005.



MC acquired the food ingredients distribution business of U.S.-based Ashland Inc. in August 2004. Subsequently, in March 2005, MC purchased shares in Pharma Foods International Co., Ltd., a functional food ingredients venture company. MC is aiming to expand in the food science field in Japan and overseas. MC's approach is to increase sales of Maltitol and other functional food ingredients, with activities centered on wholly owned U.S. subsidiary Mitsubishi International Food Ingredients, Inc., and capture synergies with MC's subsidiaries such as Towa Chemical Industry Co., Ltd., MC Foodtech Co., Ltd. and Chuo Foods Material Co., Ltd.

Advanced Sciences & Technologies Division

Fine Chemicals Unit / Life Science Products Unit / Life Sciences Business Unit / Advanced Technologies Commercialization Unit



Jun Ikeda
Division COO,
Advanced Sciences & Technologies Division

The Advanced Sciences & Technologies Division was created in 2004 to take charge of the Chemicals Group's growth strategy for the future. It is engaged in the innovation of new industries at the vanguard of the chemicals industry. This includes developing, commercializing and making viable businesses out of new technologies.

Recently, increasing consumer awareness of safety, health and environmental issues as well as other factors have been catalyzing changes in market demands. Responding to these changes, we are building new value chains for the MC Group by capturing greater synergies between new technologies and existing businesses in growth fields. Targeted growth fields are bio-technology, healthcare, food science, environment, nanotechnology, and information electronics and communications.

In the bio-technology field, we are investing in bio-tech ventures with novel technologies that match MC's company-wide commercialization strategy. Furthermore, we are developing new businesses by pursuing synergies with past development-based trading activities. Alliances with leading companies, support for drug discovery, custom manufacturing and diagnostic businesses are some examples of activities in this regard.

In the food science and fine chemicals fields, we are focused on expanding highly competitive production bases that apply exclusive technologies in India, China, Southeast Asia, Europe and other parts of the world. We have constructed a factory in Thailand for producing Maltitol, a low-calorie sweetener. In China, a company has been established for the custom manufacturing of fine chemicals. Concurrent with these efforts, we are strengthening sales bases in growth regions and markets. For example, we acquired one of the largest functional food ingredients distribution and sales companies in the U.S.

Finally, in the field of new technologies and new materials, we have launched a business for the bioremediation of soil using microorganisms. In addition, we have introduced an integrated air-conditioning, refrigeration and cooler system at convenience stores that yields a substantial reduction in carbon dioxide, and developed applications for nanotechnology materials.

To develop these sorts of new businesses, we will train people inside MC as well as use the knowledge and human resources of MC's subsidiaries and affiliates in Japan and overseas, and outside specialists. Our goal is to be a cohesive group with the ability to be an innovator of new industries.

Living Essentials Group

Group CEO Report

Business Group Strategy

Japan, the Living Essentials Group's main market, is widely regarded as a market that is saturated and growing slowly. But what must not be overlooked is that constantly changing consumer lifestyles and preferences are spawning increasingly diverse needs for products and services in Japan. Meanwhile, the operating environment for clothing, food and housing, the main sectors for this group, continues to be defined by dizzying change. People are embracing new lifestyles, regulations are being torn down, new business models and category killers are flourishing, and industries are undergoing restructuring and a shakeout. The Japanese retail market is undeniably huge, with estimates valuing it at upwards of ¥135 trillion, and bursting at the seams with potential due to this change.

The Living Essentials Group's basic strategy is to create consumer-facing value chains. Based on this strategy, from the sourcing of primary produce to the consumer, we are widening and strengthening value chains. This is a defining strength of MC. By upgrading products, logistics and other functions along value chains we create frameworks that anticipate consumer needs and deliver products and services consumers want when they want them. As a business group that is involved every step of the way until products eventually reach consumers, I believe that our most important mission is to respond to consumers' trust by delivering safe, quality food and tackling environmental issues. We conduct our daily sales activities with a strong awareness of and commitment to this fundamental belief.

Fiscal 2005 Operating Results and Fiscal 2006 Outlook

The Living Essentials Group posted net income of ¥44.9 billion in fiscal 2005. In this sense, I feel that we made a solid start in the inaugural year of INNOVATION 2007. While structural changes in society, persistent deflation and other forces made for a difficult operating environment, all divisions, namely Foods (Commodity), Foods (Products), Textiles and General Merchandise, achieved steady increases in earnings. This was the result of steady progress made strengthening our functions, including at our more than 180 subsidiaries and other business investments in Japan and overseas.



In the second half of fiscal 2005, this business group was assigned responsibility for LAWSON-related operations. None of our consumer-facing operations is closer to the consumer than these. We are determined to capture even more synergies than before in these operations with the various other businesses of this group.

In fiscal 2006, we will redouble our efforts to achieve even better results than in the past fiscal year. We are committed to contributing to society by supporting the basic lifestyle-related areas of clothing, food and housing, remaining a business group with the confidence of all our stakeholders, including shareholders and business partners, as we forge ahead in pursuit of more growth.

TAKESHI INOUE
Executive Vice President
Group CEO, Living Essentials Group

Living Essentials Group CEO Office / Living Essentials Group Strategy Office / Living Essentials Group Controller Office / Living Essentials Group Internal Audit Office / Marketing Business Unit / LAWSON Project Management Unit

(*The light yellow boxes show the units and offices belonging to the business group or division.)*

< Division COO Reports >

Foods (Commodity) Division

Strategy and Planning Office / Grain Products Unit / Grain Unit / Sugar Unit / Starch Products & Beer Unit / Oilseeds Unit / Oil & Fats Unit / Meat & Livestock Business Unit / Feed Unit



Akira Fujii
Division COO,
Foods (Commodity) Division

The Foods (Commodity) Division ensures a stable supply of food and responds to increasing consumer awareness with regard to the safety and quality of food, diversifying preferences and other marketplace changes. To achieve this, we are strengthening value chain management (VCM). This involves integrated management of a value chain, from procurement of raw materials through transportation and processing to distribution and retailing of products. For instance, agricultural produce sourced from bases in the U.S. and Australia is supplied to wheat, sugar, starch, vegetable oil and feed processors. Products made at these factories are then sold to processors and consumers in the downstream sector of the value chain. In overseas markets as well, we are responsible for supplying products that meet demands for food that is safe and of a reliable quality using processing bases such as starch manufacturer Asia Modified Starch in Thailand.



MC's Foods (Commodity) Division is focused on a strategy of developing food value chains. Kentucky Fried Chicken (KFC) is a representative business in the downstream sector of the food value chain. The chicken, ingredients, cooking oil and a host of other products needed to bring KFC to customers come from the value chain of the Foods (Commodity) Division. Chicken is a good example. We import corn from the U.S. and other growing regions, which is used as the main component of chicken feed. Chickens raised at farms of MC Group affiliates are processed and delivered to KFC outlets throughout Japan by our sales companies. The Foods (Commodity) Division and MC Group companies thus combine to be involved throughout the entire food value chain.

Fiscal 2005 saw two contradictory market trends under the spotlight: demand for safe, quality food at lower prices. We took steps to secure safe food resources at competitive prices in this business environment. We strengthened overseas supply and processing bases, integrated strategic bases, and increased output at Indiana Packers Corporation, a pork processing facility in the U.S. In Japan, we focused on making group raw materials processors more competitive. In March 2005, we purchased shares in sugar refiner Ensuiko Sugar Refining Co., Ltd. and worked on other fronts to bolster our business base in the sugar refining field, where we expect to continue generating profits. By taking these and other steps, we believe that we made progress developing a business base for achieving more growth.

In fiscal 2006, we will push ahead with initiatives designed to create broader, stronger food value chains in Japan and overseas. We will concentrate on four specific goals: expanding business domains by strengthening our product proposal capabilities in downstream fields; making investments to expand processing businesses in China, Southeast Asia and other countries and regions where demand for food is expected to increase; enhancing our ability to source products by expanding our global network; and expanding the market shares of MC and MC Group companies.

Foods (Products) Division

Strategy and Planning Office / Tuna Unit / Frozen & Chilled Foods Unit / Dairy Foods Unit / Coffee & Cocoa Unit / Juice & Fresh Produce Unit / Processed Foods Unit / Beverage & Canned Foods Unit / Confectionery & Pet Foods Units



Tsunao Kijima
Division COO,
Foods (Products) Division

The Foods (Products) Division handles various products and businesses in the food industry, where change is breathtaking and restructuring is accelerating. We are working to build value chains by strengthening ties at each stage in the chain from the sourcing of raw materials to manufacturing, intermediary distribution and retailing. In particular, we are reinforcing our system for the global sourcing of raw materials; enhancing our ability to provide a full range of products, covering all categories of food from fresh to processed products; and promoting stronger alliances with leading convenience stores, other retailers and restaurants. Our business investments also help us to respond to a broad range of global market needs. Key MC Group companies include food wholesaler RYOSHOKU LIMITED and U.K.-based food products and soft drinks manufacturer Princes Limited.

In fiscal 2005, our markets were affected by a drop-off in consumer spending caused by fallout from bird flu and BSE outbreaks, and restrained purchasing due to the April 2004 start of regulations requiring that prices be displayed inclusive of consumption tax. Contrastingly, consumers thirsted for soft drinks and other products as a heat wave swept Japan in 2004. On top of that, demand was also brisk for boxed lunches, delicatessen items and other take-out meals. Consequently, results in this division were generally healthy. Overseas, Princes posted a strong performance, returning higher sales and earnings than the previous year. Princes made a major contribution to this division in terms of earnings.

In fiscal 2006, we are targeting business expansion. We plan to expand our value chains by improving our system for managing the group cohesively on a consolidated basis. This will include confectionery wholesaler San-Esu Inc. and food products and liquor wholesaler Meidi-ya Corporation, companies that are recent additions to the group.

The key theme for this business is creating value chains that can quickly deliver the products and services consumers demand. There are many facets to this. First, we will step up activities in LAWSON-related operations and in the retailing industry in general. Other initiatives will include building a nationwide intermediary distribution system for a full range of products and implementing additional measures in the take-out meals and foodservice sectors. Moreover, we will reinforce our global network centered on Asia, including China, and Europe; enhance our ability to source raw materials and processed products in Japan and overseas and to manufacture goods at overseas processing bases; and establish a food traceability system extending from growers to retailers.



RYOSHOKU's operations are guided by the concept of being a valuable bridge between consumers and producers in the 21st century. As an intermediary food distributor, RYOSHOKU is creating a comprehensive framework for distributing a full line of products in all temperature ranges to quickly and accurately respond to diversifying consumer needs, a decreasing number of children, aging population and other changes in society. One recent development was the May 2004 start of operations at a full-line distribution center in Yokosuka that handles processed foods, liquors and confectionery. Boasting the most sophisticated logistics capabilities in the industry, this center has enabled RYOSHOKU to offer even more advanced logistics services to the retailing industry and consumers.

Textiles Division

Strategy and Planning Office / Brand Unit / S.P.A. A Unit / S.P.A. B Unit / S.P.A. C Unit / Mode S.P.A. Unit / Functional Material Unit



Masahide Yano
Division COO, Textiles Division

The Textiles Division handles a broad range of products that enrich lifestyles, ranging from textile raw materials to brand apparel, furniture, footwear and household goods. Utilizing subsidiaries with various functions, we have crafted a value chain that extends from the sourcing of raw materials to production and distribution. This extensive value chain enables us to respond to the diverse needs of the retailing and apparel industries.

In fiscal 2005, sales of fashion apparel at department stores and general merchandising stores in Japan continued to decline. In contrast, the performance of SPAs (specialty store retailer of private label apparel), companies that control both the manufacturing and retail sides of the industry, held firm. It was also a year in which new sales channels were expanded, namely shopping centers and railway station shopping centers. Overseas, a rapid increase in spending on luxury goods in China and higher exports from China, which were spurred by the removal of import restrictions on fashion apparel bound for Europe and the U.S., affected the supply-demand balance worldwide.

The operating environment is expected to remain filled with uncertainty in fiscal 2006. The Textiles Division's approach will be to propose better lifestyles using "fashion" as its catchword, without restricting its activities to existing product groupings or industry confines. We also plan to leverage our extensive experience and expertise in Japan to actively build a framework for the sale of fashion apparel and textile raw materials in China.

In specific terms, we will search for growth opportunities by expanding the value chains of all consumer goods, not just fashion apparel, to take advantage of an industry trend that is seeing barriers between industries vanish. Illustrating this is the increasing number of fashion apparel SPA and apparel companies in Japan that are handling footwear, furniture and household goods. In overseas markets, we aim to expand trading in the textile materials and fashion apparel fields, where growth in demand is expected in China and elsewhere in Asia. To achieve our goals, we will expand our value chains in part by strengthening the subsidiaries that support this division's activities.



Life Gear Corporation, a 100% owned MC subsidiary, operates eight Trading Post shoe stores across Japan. Trading Post mainly sells imported men's leather shoes from the U.S. and Europe. This merchandise lineup has won strong support from customers, particularly from men in their late 20s and 30s. Trading Post has a dual role. It generates earnings as a retailer. At the same time, it acts as an "antenna," picking up signals on trends in the shoe market and feeding highly useful information back to the Textiles Division.



In 2002, MC established Adelaide Blue Gum Pty., Ltd. in the Australian state of South Australia with companies from various business fields, including pulp & paper, energy, logistics, and retail. This company is developing a eucalyptus afforestation project on a vast area of grassland with the cooperation of the state government. By 2012, Adelaide Blue Gum plans to have planted 10,000 hectares of land. In this way, the project is expected to secure a sustainable long-term supply of pulpwood trees for papermaking in an environmentally conscious manner.

General Merchandise Division

Strategy and Planning Office / Packaging Unit / Paper Business Unit / Pulp Unit / Woodchips & Afforestation Unit / Lumber & Housing Materials Unit / Industrial Minerals Unit / Cement Unit / Tyre & Rubber Products Unit



Tetsuyuki Nagano
Division COO,
General Merchandise Division

The General Merchandise Division has six core business fields. Three of these fields involve raw materials: paper raw materials, lumber & housing materials, and cement & industrial minerals. The other three are product fields: packaging, paper & paperboard, and tyres & rubber products. We thus handle various products from upstream to downstream that are essential for people's lives. In the industrial minerals business field, for example, we globally mine and sell silica sand, a mineral used in glass manufacturing. In the packaging business field, meanwhile, we handle lunch box containers, wrapping film for rice balls and other packaging materials for convenience stores that consumers come into contact with on a daily basis. We also propose newly developed packaging materials to confectionery and other food manufacturers, among other activities in this business.

In fiscal 2005, healthy market conditions for pulp, a booming cement market, particularly in the U.S., and strong tyre sales contributed to division earnings. We are projecting continued stable earnings in fiscal 2006 on forecasts for commodities markets to remain strong worldwide.

Responding to these conditions, the General Merchandise Division has three core strategies: strengthening value chains in businesses related to paper, cement & industrial minerals, tyres and other areas; developing the Chinese market as a cornerstone of our regional strategy; and nurturing the human resources required to develop the division's business activities. All businesses are developed with consideration for the global environment. The importance of this is understood by all members of our division.

In our paper-related business, our focus will be on expanding business by bolstering production bases and strengthening sales channels. Our efforts will cover a broad range of products from woodchip and pulp, to printing paper, communication paper, paperboard and other finished products. In the cement-related business, we will continue to build production and sales bases, mainly in the U.S. and China. Our goal with these activities is to put in place a system that can respond to robust demand for cement in the Pacific Rim. This division also has an afforestation business. We are developing this business from the standpoint not only of securing future supplies of paper raw materials but also from the perspective of helping to preserve the environment. In doing so, we have enlisted the support of paper manufacturers as well as an electric power company, a retailer and other companies in various fields.

Regional Strategies
CRO Message



As Chief Regional Officer (CRO), my role is to drive forward the medium- to long-term growth strategy laid out in INNOVATION 2007 from a regional perspective. Essentially, this entails devising regional strategies and then implementing concrete measures to achieve them. Regional strategies take into account many factors. These include the strategies of each business group formulated for individual businesses, national and regional growth prospects, and information from our extensive network of more than 200 offices in Japan and overseas. The characteristics of markets and promising business domains in each region are also taken into consideration, as is the existence of business partners.



HIDETOSHI KAMEZAKI
Senior Executive Vice President
Chief Regional Officer

MC's Global Network


Europe
■ Western Europe: A mature market expected to grow steadily. MC will strengthen core businesses such as metals, chemicals, living essentials and machinery.
■ Central and Eastern Europe: Growing rapidly both as a processing and production base and a consumer market. MC plans to conduct core Western Europe businesses in this region, including automobiles, chemicals and living essentials. MC will also create and develop auto parts, environmental and other new businesses.
■ Turkey: A market with huge potential. Strengthen ties with leading companies.
CIS
Primary source of energy and mineral resources. MC will strengthen energy (oil and natural gas), metallurgical resources (aluminum, nickel, palladium, etc.), plant, automobile and other businesses.
Middle East
A primary source of natural resources and energy. Development, investment and consumption are increasing, driven by higher oil prices and rising populations. MC is bolstering trading and development of oil and natural gas, transactions and businesses involving resource-based chemicals, automobiles and other machinery and equipment sold in large volumes, infrastructure and plant, and consumer markets through trading subsidiaries.
Africa
A primary source of energy and mineral resources. MC will step up activities in metallurgical and energy resources in Maghreb nations, and west and southern Africa.

○ Office
○ Subsidiary

In promoting regional strategies, we are stepping up efforts particularly in respect of the following two areas, as set forth in INNOVATION 2007.

First is strengthening the roles and functions of offices. Through their affiliations with MC joint venture and business investment companies, offices initiate and promote new business opportunities, and train and develop human resources. These activities make our offices the very lifeline of MC's regional innovation. It is vital, therefore, that we clarify the roles expected of each office and further enhance the functions needed to perform those roles.

The second focus is activities in markets exhibiting strong growth. We have designated China and India as "Regions Designated for Corporate Support" in fiscal 2006 based on their growth potential and sheer size. Individual business groups may lack the human, investment and other management resources for conducting viable activities in these countries. That's why we will reallocate resources from a company-wide standpoint to drive the development of business in China and India.


NAFTA
The world's largest energy importing market, as well as largest consumer market, a primary source of food (commodities) and a wellspring of cutting-edge technologies and business models. MC will link up with business investees (subsidiaries and affiliates), seeking and promoting new businesses in the field of NAFTA, Japan-Mexico EPA, and with China.
China
A driving force in the world economy. Demand is expanding in all fields and commodities. In addition to conducting commodity transactions, the infrastructure and plant business and domestic food distribution, MC plans to enter new fields.
Mitsubishi Corporation
Asia and Oceania
This region is being shaped by the growing presence of China, the increasing number of free trade and economic partnership agreements and the emergence of India. High growth is expected to continue in the medium term, supported by strong exports and increasing domestic demand. MC is beefing up core businesses such as oil and natural gas, coking coal and other mineral resources, automobile operations, IPP, resource-based chemicals, foods (commodity) and foods (products). MC is also strengthening its earnings base by expanding regional businesses and through stronger ties with leading companies.
Latin America
A primary source of mineral resources, energy and food (commodity). MC will reinforce business foundations in these fields, identify and promote regionally based businesses, expand business with leading companies, and develop businesses with a connection to China.

*Overseas and domestic offices can be found on page 67, "Network."

□ China

China is experiencing rapid economic expansion. Now the world's third-largest economy based on 2004 trade statistics, it has a growing presence in the global economy. Massive markets are already taking shape in the country, most noticeably in coastal regions. MC has a company-wide office network in 14 cities in mainland China, from which we trade in various products, mainly chemicals, machinery, food and textiles, and invest in a broad range of fields, ranging from manufacturing to IT and logistics. We have investments in fields as varied as automotive engines, cement and apple juice. As evidenced by the recent surge in natural resource prices, economic activity in China has a huge impact on supply and demand dynamics for resources around the world as well as trade. Given these factors, we believe that it is important to approach China from a global perspective. In line with this thinking, we appointed a Regional Officer for China in April 2005 and, at the same time, established the China Business Development Office. This signals a more concerted drive to expand our businesses in China.



□ India

India is a huge market rivaling China in size. It is attracting the attention of the world as growth continues at a high speed. MC has a network of eight offices in India from which we trade mainly in plant and chemicals. We also have various investments in India. One example is Snowman Frozen Foods Ltd., a company boasting the only nationwide frozen and chilled food distribution system in India. Snowman Frozen Foods owns cold stores in 15 locations in 11 major Indian cities. Leveraging these facilities, the company stores and transports goods and also conducts sales on consignment. Snowman Frozen Foods is seeing its sales and earnings grow steadily. Viewing India as a promising market from a medium- to long-term perspective, we are strengthening activities in this market. One recent step was the establishment in June 2005 of the India Taskforce. This taskforce will play a central role in devising strategies and fostering cooperative relationships with leading business groups in the country. It will also be at the forefront of our efforts to capture business opportunities in growth fields such as infrastructure, natural resources and energy, consumer goods, steel and chemicals.



Governance, Internal Control and Corporate Social Responsibility

Corporate Governance and Internal Control

MC is aiming for sustained growth over the medium and long term, and strengthening our management system is an ongoing theme to this end. Under INNOVATION 2007, our medium-term management plan, the continuous strengthening of corporate governance and the refinement of our internal control systems are key management issues for MC.

Stance on Corporate Governance

Although a 2002 revision to the Commercial Code of Japan gave each Japanese company the option to adopt a Committee System in its Board of Directors, MC employs a Corporate Auditor System. This is because management believes that more importance should be placed on strengthening the existing system rather than just adhering to a new system or structure. Based on this belief, in addition to mandatory organizations and governance systems, we are improving and strengthening our corporate governance in various ways. These include appointing outside directors, introducing the executive officer system and setting up advisory committees.

MC's Corporate Governance Framework

MC's Board of Directors has 17 members, four of whom are outside directors. The Board is responsible for making decisions concerning important management issues and overseeing business execution. In 2001, the adoption of an executive officer system clarified the separation of the roles and responsibilities of directors and executive officers. In addition, the establishment of MC's Governance Committee and International Advisory Committee as advisers to the Board has enhanced management oversight by the Board of Directors. Furthermore, in 2004, the term of directors was reduced from two years to one year, to provide greater flexibility in determining the composition of the Board of Directors.

The president, as the company's Chief Executive Officer, manages the company's business through the Executive Committee, the highest ranking decision-making body of executive officers. Moreover, important management issues are first decided by the Executive Committee and then referred to the Board of Directors for deliberation and final determination.

The company also has five corporate auditors, including three outside auditors. Together with staff members of the Corporate Auditors' Office, who are under their direct control, these corporate auditors attend meetings of the Board of Directors and other important meetings. They also interview internal organizational units, including offices in Japan and overseas, as well as audit companies, mainly subsidiaries, that are important from the perspective of group management.

Internal Control System

MC works continuously to improve its internal control systems, to ensure regulatory compliance, to maintain the credibility of financial reporting, and to ensure that business is conducted efficiently while effectively managing risk.

The compliance framework is shown on page 50 of this report.

To maintain the credibility of financial reporting, personnel responsible for financial reporting have been appointed at each business group, domestic and overseas offices and subsidiaries and affiliates. Under the oversight of the CFO of Mitsubishi Corporation, the company works to prepare and disclose consolidated financial statements on a timely basis.

To further enhance this credibility, an organization was established last year to lead efforts in building an internal control system of a level required by the U.S. Sarbanes-Oxley Act of 2002, which is deemed the strictest corporate governance standard in the world. As part of these efforts, business processes and risk controls are being documented and periodic evaluations are carried out concerning the establishment and operation of internal controls.

In June 2005, we established the Disclosure Committee chaired by the CFO of MC. This committee's remit is to evaluate the adequacy of securities reports, annual reports and other disclosure documents.

In the course of our business activities we encounter various forms of risk, including business strategy, legal, information management, environmental and natural disaster risks. We designate responsible departments and formulate internal regulations for managing and controlling these risks. With regard to business strategy risk, MC manages risk through the Executive Committee, with advice from the Portfolio Management Committee, by analyzing the risk-return profiles of individual businesses and projects. The approach taken depends on the type of risks. MC also endeavors to appropriately manage risk and allocate resources by regularly monitoring the status of risk management across the company as a whole.

Information security is also taking on greater importance as an issue to be addressed by risk management. We established the ISMS (Information Security Management System) Committee for this reason. The ISMS Committee works to continuously upgrade our information security system. Its recent work includes responding to the April 2005 enforcement of the Personal Information Protection Law in Japan.

In regard to internal auditing, which monitors the status of establishment and operation of internal controls, the Internal Audit Department has around 60 staff who conduct company-wide audits, and there are about 40 staff in each business group who conduct internal audits of their groups. Internal audit organizations have also been established in overseas offices. Internal audits are carried out on a consolidated basis under this framework. The results of internal audits are reported to the president, corporate auditors and other concerned parties, and the results are also reported as necessary to the Board of Directors and the Executive Committee. In addition, the Internal Audit Department, corporate auditors and independent auditors work to strengthen cooperation by regularly exchanging information.

MC Corporate Governance Framework and Internal Control


General Meeting of Shareholders
Determination of Remuneration Parameters
Determination of Remuneration Parameters
Appointment / Dismissal
Governance Committee
International Advisory Committee
Request
Advice
Board of Directors
Audit
Corporate Auditors (Board of Corporate Auditors)
Report
Independent Auditors
Appointment and Oversight
Submit Important Matters and Report on Execution of Operations
Audit
Report
Accounting Audit
(Executive Organization)
President and CEO
Executive Committee
Business Groups / Divisions / BUs Domestic and Overseas Offices
Internal Audit Dept.
Business Activity Audit
Corporate Staff Section
Compliance Committee
Establish and execute compliance strategy
Portfolio Management Committee
Analyze ways to control risk on a company-wide basis and issues related to risk management systems and projects referred from the Executive Committee, and advise and report to the Executive Committee
ISMS Committee
Establish information security strategies

☐ Indicates organizations that conduct internal audits, audits by corporate auditors and accounting audits.

Directors' and Corporate Auditors' Remuneration

Title	No. of People	FY05 Payments (¥ million)	Remarks
Directors	20	715	1. As of March 31, 2005, there were 16 directors and five corporate auditors. "No. of People" includes the four directors and two corporate auditors who retired on June 24, 2004. 2. The remuneration of directors and corporate auditors is limited to a maximum of ¥90 million and ¥9 million per month, respectively, in accordance with a resolution approved at the Ordinary General Meeting of Shareholders on June 29, 1989. 3. Retirement bonuses (excluding executive pension) paid to directors and corporate auditors who retired during fiscal 2005 were ¥1,151 million and ¥36 million, respectively. Furthermore, the total amounts paid as executive pension in fiscal 2005 were ¥278 million and ¥11 million to directors and corporate auditors, respectively. These aforementioned amounts are not included in the "FY05 Payments." 4. The company paid bonuses to directors of ¥185 million. This amount is not included in "FY05 Payments."
Corporate Auditors	7	80	
Total	**27**	**795**	

(Amounts have been rounded down to the nearest ¥1 million.)

MC's Compliance Framework



Yukio Masuda
Senior Executive Vice President,
Chief Compliance Officer

MC is committed to continuing to conduct business activities that are legal and fair. The cornerstones of this longstanding company-wide commitment are the Three Corporate Principles and the Corporate Standards of Conduct. Year after year, companies are being required to raise their compliance standards. Amid this trend, MC has worked actively to upgrade and reinforce its compliance system. Many concrete actions have been taken. In September 2000, MC formulated its Code of Conduct and established the post of Compliance Officer. In April 2003 the Code of Conduct was revised, and all officers and employees of Mitsubishi Corporation, the parent company, were required to sign a written oath of adherence to this Code.

We believe that it is important to promote compliance on a consolidated basis, not just at the parent company. That's why we have stepped up actions to put in place a compliance system at our subsidiaries and affiliated companies around the world that is of the same high standard as that at Mitsubishi Corporation itself.

One specific measure in this regard is a suggestion box system that was established in February 2005 at the outside legal counsel for the MC Group for the use of officers and employees of subsidiaries in Japan. This move is an extension of suggestion boxes established in November 2001 inside Mitsubishi Corporation and at outside legal counsel, as part of an internal whistleblower system.

As an important strategy for raising value on a consolidated basis, we will continue to upgrade and reinforce compliance initiatives that are effective in instilling awareness in each and every employee, including employees of MC's subsidiaries and affiliated companies.

Compliance Framework


President and CEO
Group CEO
CEO for Domestic Block
Regional CEO
Direct and Supervise
Chief Compliance Officer
Compliance Committee
Administrative Office:
Legal Dept. Compliance
Administration Office
(Compliance Mail Box and Hotline)
Second Report
Group Compliance Officer
Domestic Regional Compliance Officer
Overseas Region Compliance Officer
Second Report
Second Report
Outside Counsel
(Compliance Mail Box and Hotline)
Internal Audit Dept.
(Compliance Mail Box and Hotline)
Manager
Report and Consult
Report and Consult
Report and Consult
Report and Consult
Report and Consult
Employees

Corporate Social Responsibility (CSR)

Corporate Social Responsibility

All around the world, people are increasingly demanding that companies fulfill their social, environmental and economic responsibilities. This trend has led to heightened interest in corporate social responsibility (CSR), and companies must increase their value in society through greater dialogue with stakeholders and by fulfilling these responsibilities. Since its foundation, MC has acted in accordance with the Three Corporate Principles, which embody our corporate philosophy. These principles are the basis upon which we conduct our business activities and fulfill our responsibilities with respect to people, society and the environment. MC regards environmental awareness, human rights and labor issues, regional and societal contributions, and compliance as critical elements of CSR. They are practiced day in and day out by employees in the course of their activities. At the same time, we work to realize a sustainable society by creating and providing better products and services with consideration given to safety.

MC has earned a reputation for its past CSR initiatives and transparency in the disclosure of information. Underscoring this is MC's inclusion in various socially responsible investment (SRI) indices, such as FTSE4Good (Global and Japan indices), a socially responsible investment index compiled by FTSE; the Dow Jones Sustainability World Indexes (DJSI World); and the Morningstar Socially Responsible Investment Index (MS-SRI).

FTSE4Good Index Series

Member of Dow Jones Sustainability Indexes 04

CSR Initiatives

In 2004, with the aim of taking a more comprehensive approach to CSR, MC integrated its Committee for Philanthropy and Global Environmental Committee to form the Environmental & Social Responsibility Committee. This committee is responsible for matters related to CSR, including environmental issues and social contribution activities. The CSR Task Force, a subordinate body to the Environmental & Social Responsibility Committee, examines important initiatives with respect to employee education, identification of CSR problems at MC and information disclosure. At the same time, it is a forum for the sharing of information among related internal organizations. Moreover, in January 2005, MC revised its Standards of Conduct by creating MC's Corporate Standards of Conduct, which deepen MC's commitment to CSR principles.

MC Environmental Management System: Organizational Structure


President and CEO
Corporate Functional Officer
Environmental & Social Responsibility Committee
Environmental Audit Manager
Chief Environmental Manager
Environmental & Social Responsibility Office (EMS Task Force)
Group Chief Environmental & Social Responsibility Manager
Group EMS Task Force Officer
Division Environmental Manager
Division Environmental Officer

CSR Promotion Framework


Environmental & Social Responsibility Committee (Chairperson: Corporate Functional Officer)
CSR Task Force (Administrative Office: Environmental & Social Responsibility Office)
Business Groups (New Business Initiative, Energy Business, Metals, Machinery, Chemicals and Living Essentials)
Corporate Planning Dept.
Corporate Real Estate Planning Dept.
Corporate Secretariat
HR & Administration Dept.
Legal Dept.
Regional Strategy & Coordination Dept.
Treasurer Office
Controller Office
Investor Relations Office


Friendship Camp for Mothers and Children


Tropical Forest Regeneration Experimental Project


Palace Grounds Charity Walk

Environmental Management System

In 1998, MC's Head Office obtained ISO 14001 certification for its environmental management system (EMS). Underscoring the importance MC places on this system, the company's president directly oversees operations of the EMS as a whole. All officers and employees are involved in MC's EMS. The system allows the company to monitor environmental aspects of the various products it handles and its business investments, and facilitates the participation of all officers and employees by having individuals suggest ways, for example, that the company can lower the environmental impact of its offices.

The MC Group is comprised of over 500 subsidiaries and affiliates of MC. Because we also have an impact on the environment through the activities of these companies, we monitor their operations and take actions to reduce the impact of the Group as a whole.

Social Contribution Activities Expand Worldwide

Social contribution activities are activities whereby a company tries to fulfill its responsibilities by actively promoting social initiatives. This is a proactive aspect of CSR. In 1973, we established the Social Responsibility Office based on the idea that a company has a duty to contribute to society as one of its members and must incur social costs for remaining a company of value to society before it can generate profits. Since then, MC has undertaken many such activities, particularly long-term activities that involve MC employees. One example is the Friendship Camp for Mothers and Children, a program for single-parent mothers and their children living in the Tokyo metropolitan area. True to MC's philosophy, this program has run continuously since 1974. This camp, our Tropical Forest Regeneration Experimental Project launched in 1990 and other programs have been highly successful. Furthermore, to contribute to the development of regions in countries around the world, we launched a Regional Contributions Program in 1991 under which we are implementing initiatives matched to regional needs. Last year, after the Sumatra earthquake and ensuing tsunami, MC and business investees made donations for disaster relief. In addition, employees voluntarily participated in a Palace Grounds Charity Walk in Tokyo to raise funds for relief efforts.

Developing Human Assets

People, above anything else, are MC's greatest asset. This belief is enshrined in INNOVATION 2007, our medium-term management plan launched in 2004—one of the three central concepts of the plan is to "Develop Human Assets." Our basic policy is to foster employees by creating an environment that allows employees to display their full potential and create more value.

To achieve this goal, we have launched various initiatives, including reforms of personnel systems, enhancement of training programs and programs to promote the health and safety of employees. From a CSR standpoint, these initiatives are premised on consideration of basic human rights and labor rights, regardless of where our employees are in the world.

Contributing to the Development of a Sustainable Society

MC is actively engaged in businesses with environmental themes such as the prevention of climate change and development of new energies toward the realization of a sustainable society. MC has invested in Natsource Japan Co., Ltd., which trades in emission credits for greenhouse gases, and is developing hydrogen energy through H3 Energy Ltd.

We are also involved in businesses that contribute to society by responding to the needs of senior citizens and the disabled. Through Nippon Care Supply Co., Ltd., for example, we lease nursing care equipment, and another MC Group company, Nihon Hospital Service Co., Ltd., offers support for the efficient management of hospitals.


'Hi Drive' saves the air.
HHEG

MC is currently developing next-generation Highly-compressed Hydrogen Energy Generators (HHEG).

Sustainability Report

MC maintains the principles of transparency and openness in the conduct of its business activities in line with the spirit of "Integrity and Fairness" ("Shoji Komei"). In 2002, MC was one of the first companies in Japan to improve on the format of the conventional environmental report by issuing a sustainability report. 2005 is the fourth year MC has issued a sustainability report. Further information on the sustainability report can be found on MC's website under Corporate Citizenship.

http://www.mitsubishicorp.com/en/csr/report/index.html

CONTENTS

Message from President and CEO

Special Features
The MC Concept of Sustainability
SPECIAL FEATURE (1)
A Review of Our Major Businesses in Terms of Sustainability
Natural Gas Business—
Handling Half of Japan's Imports of Cleaner Energy
Sustainable Development of Mineral Resources
Support of Global Food Supply Chain
SPECIAL FEATURE (2)
The Business of Building a Sustainable Society Working to Prevent Global Warming

CSR Overview
Business Outline
Relationship with Stakeholders

CSR Policies & Management
CSR Vision
Corporate Governance and Compliance
CSR Management System

CSR Performance
Analysis of Environmental Impact Assessments and Environmental Review Case Studies
CSR Surveys of Group Supply Chains
Employee Relations
Social Contributions
Overseas CSR Activities
Economic Report

Special Feature (3)
Stakeholder Dialogue in Japan
Stakeholder Dialogue in Europe
Stakeholder Dialogue in the U.S.
Comparison of Global Reporting Initiatives *2002 Sustainability Reporting Guidelines* and this Report


Mitsubishi Corporation
Sustainability Report 2005
To protect the future
To create the future

Sustainability Report 2005

Members of the Board and Corporate Auditors

Members of the Board (17 persons)



Mikio Sasaki
2004 Chairman of the Board
1960 Joined Mitsubishi Corporation



Yorihiko Kojima*
2005 Chief Innovation Officer, Internal Audit
2004 *to present* President, Chief Executive Officer
1965 Joined Mitsubishi Corporation



Yukio Masuda*
2005 Assistant to the President, Resources & Energy Officer, Chief Compliance Officer, Chief Information Officer
2002 *to present* Senior Executive Vice President
1964 Joined Mitsubishi Corporation



Takeru Ishibashi*
2005 Regional Officer for China
2004 *to present,* Senior Executive Vice President
2001 *to present* Group CEO, Chemicals Group
1964 Joined Mitsubishi Corporation



Yukio Ueno*
2005 Senior Executive Vice President, Regional CEO for Kansai Block, Regional Officer for Japan
2004 *to present* General Manager, Kansai Branch
1968 Joined Mitsubishi Corporation



Hidetoshi Kamezaki*
2005 Senior Executive Vice President
2004 *to present* Corporate Functional Officer, Chief Information Security Officer
2002 *to present* Chief Regional Officer
1966 Joined Mitsubishi Corporation



Takeshi Inoue*
2003 *to present* Group CEO, Living Essentials Group
2002 *to present* Executive Vice President
1970 Joined Mitsubishi Corporation



Masao Miyamoto*
2005 Group CEO, Machinery Group
2003 *to present* Executive Vice President
1966 Joined Mitsubishi Corporation



Ichiro Mizuno*
2003 *to present* Executive Vice President Chief Financial Officer
1966 Joined Mitsubishi Corporation



Hisanori Yoshimura*
2005 Group CEO, Energy Business Group
2003 *to present* Executive Vice President
1968 Joined Mitsubishi Corporation



Haruo Matsumoto*
2004 *to present* Executive Vice President, Group CEO, New Business Initiative Group
1967 Joined Mitsubishi Corporation



Yoshikuni Kanai*
2005 Executive Vice President Regional CEO for Chubu Block, General Manager, Nagoya Branch
1968 Joined Mitsubishi Corporation



Mutsumi Kotsuka*
2005 Executive Vice President, Group CEO, Metals Group
1969 Joined Mitsubishi Corporation



Takashi Nishioka**
2003 *to present* Chairman, Mitsubishi Heavy Industries, Ltd. Member of the Board, Mitsubishi Corporation
1959 Joined Shin Mitsubishi Heavy-Industries, Ltd.



Ichiro Taniguchi**
2002 *to present* Chairman, Mitsubishi Electric Corporation
1998 *to present* Member of the Board, Mitsubishi Corporation
1959 Joined Mitsubishi Electric Corporation



Tatsuo Arima**
2001 *to present*
Member of the Board, Mitsubishi Corporation
1998 *to present*
The Special Envoy of the Government of Japan
1997 Retired from the Ministry of Foreign Affairs, *to present*
Councilor for the Ministry of Foreign Affairs, Ambassador
1962 Joined the Ministry of Foreign Affairs



Tomio Tsutsumi**
2004 *to present*
Member of the Board, Mitsubishi Corporation
1996 Retired from the Ministry of International Trade and Industry
1962 Joined the Ministry of International Trade and Industry

Corporate Auditors (5 persons)



Yuzo Shinkai
2001 *to present*
Senior Corporate Auditor, Mitsubishi Corporation
1962 Joined Mitsubishi Corporation



Shigemitsu Miki***
2004 *to present*
Chairman of the Board, The Bank of Tokyo-Mitsubishi, Ltd.
Corporate Auditor, Mitsubishi Corporation
1958 Joined The Mitsubishi Bank, Ltd.



Koukei Higuchi***
2004 *to present*
Counsellor, Tokio Marine & Nichido Fire Insurance Co., Ltd.
2003 Counsellor, Tokio Marine and Fire Insurance Company, Limited
1998 *to present*
Corporate Auditor, Mitsubishi Corporation
1960 Joined The Tokio Marine and Fire Insurance Company, Limited



Shigeru Nakajima***
2004 *to present*
Corporate Auditor, Mitsubishi Corporation
1984 Admitted to the Japan Patent Attorneys Association
1983 Founded Nakajima Transactional Law Office
1979 Admitted to the Japan Bar



Kiyoshi Fujimura
2003 *to present*
Corporate Auditor, Mitsubishi Corporation
1972 Joined Mitsubishi Corporation

Company names and titles indicated are as of specified years.

* Indicates a representative director.
** Indicates the fulfillment of the conditions for Outside Directors as provided for in Item 7-2, Paragraph 2, Article 188 of the Japanese Commercial Code.
*** Indicates the fulfillment of the conditions for Outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures Under the Commercial Code with Respect to Audit, etc., of Corporations (Kabushiki-kaisha).

(As of July 1, 2005)

Executive Officers (42 persons)

Yorihiko Kojima*
President and
Chief Executive Officer,
Chief Innovation Officer,
Internal Audit

Yukio Masuda*
Senior Executive Vice President,
Assistant to the President,
Resources & Energy Officer,
Chief Compliance Officer,
Chief Information Officer

Takeru Ishibashi*
Senior Executive Vice President
Group CEO,
Chemicals Group,
Regional Officer for China

Yukio Ueno*
Senior Executive Vice President
Regional CEO for Kansai Block,
General Manager, Kansai Branch,
Regional Officer for Japan

Hidetoshi Kamezaki*
Senior Executive Vice President
Corporate Functional Officer
(Corporate Planning,
Corporate Communications,
Corporate Real Estate Planning),
Chief Regional Officer,
Chief Information Security Officer

Motoatsu Sakurai
Executive Vice President
Regional CEO for North America,
President, Mitsubishi International
Corporation

Takeshi Inoue*
Executive Vice President
Group CEO,
Living Essentials Group

Masao Miyamoto*
Executive Vice President
Group CEO,
Machinery Group

Katsutoshi Takeda
Executive Vice President
Chief Representative for China,
President, Mitsubishi Corporation
China Co., Ltd.,
General Manager, Beijing Office,
General Manager, Mitsubishi
Corporation China Co., Ltd.,
Beijing Branch

Ichiro Mizuno*
Executive Vice President
Chief Financial Officer

Hisanori Yoshimura*
Executive Vice President
Group CEO,
Energy Business Group

Haruo Matsumoto*
Executive Vice President
Group CEO,
New Business Initiative Group

Yoshikuni Kanai*
Executive Vice President
Regional CEO for Chubu Block,
General Manager, Nagoya Branch

Hajime Katsumura
Executive Vice President
Group COO,
Machinery Group

Masatoshi Nishizawa
Executive Vice President
Group COO,
Energy Business Group

Tsunao Kijima
Executive Vice President
Group COO,
Living Essentials Group,
Division COO,
Foods (Products) Division

Mutsumi Kotsuka*
Executive Vice President
Group CEO,
Metals Group

Tatsuo Sato
Senior Vice President
Division COO,
Aerospace Division,
Machinery Group

Hiroshi Mino
Senior Vice President
General Manager,
New Business Initiative Group
CEO Office

Junta Fujikawa
Senior Vice President
Deputy General Manager,
Kansai Branch

Yoshiaki Katayama
Senior Vice President
Division COO,
Power & Electrical Systems
Division,
Machinery Group

Hideshi Takeuchi
Senior Vice President
Treasurer

Seiji Kato
Senior Vice President
Division COO,
Natural Gas Business Division,
Energy Business Group

Ryoichi Ueda
Senior Vice President
Controller

Ken Kobayashi
Senior Vice President
Division COO,
Plant Project Division,
Machinery Group

Koichi Komatsu
Senior Vice President
General Manager,
Innovation Center

Kazumi Yoshimura
Senior Vice President
EVP, Mitsubishi International
Corporation

Masahide Yano
Senior Vice President
Division COO,
Textiles Division,
Living Essentials Group

Motonobu Teramura
Senior Vice President
General Manager,
Mitsubishi Corporation Jakarta
Representative Office

Hideyuki Nabeshima
Senior Vice President
General Manager,
Corporate Planning Department

Tsuneo Iyobe
Senior Vice President
Corporate Functional Officer
(Corporate Secretariat,
Human Resources, Legal)

Jun Yanai
Senior Vice President
Division COO,
Petroleum Business Division,
Energy Business Group

Hideto Nakahara
Senior Vice President
Regional CEO for Europe,
Chairman and Managing Director,
Mitsubishi Corporation
International N.V.,
Managing Director,
Mitsubishi Corporation (UK) PLC,
Managing Director,
Mitsubishi Nederland B.V.

Shosuke Yasuda
Senior Vice President
Division COO,
Functional Chemicals Division,
Chemicals Group

Osamu Komiya
Senior Vice President
General Manager,
Machinery Group CEO Office

Tetsuyuki Nagano
Senior Vice President
Division COO,
General Merchandise Division,
Living Essentials Group

Nobuaki Kojima
Senior Vice President
General Manager,
Technology & Business
Development Department,
Innovation Center

Akira Fujii
Senior Vice President
Division COO,
Foods (Commodity) Division,
Living Essentials Group

Seiei Ono
Senior Vice President
Division COO,
Non-Ferrous Metals Division,
Metals Group

Takahisa Miyauchi
Senior Vice President
General Manager,
Chemicals Group CEO Office

Jun Kinukawa
Senior Vice President
Division COO,
Ferrous Raw Materials Division,
Metals Group

Tetsuro Kuwabara
Senior Vice President
General Manager,
Mitsubishi Corporation Kuala
Lumpur Branch

* Represents members of the Board
(As of July 1, 2005)

Corporate Section

General Information

Share Data

(1) Authorized share capital: 2,500,000,000 shares of common stock
(2) Number of shares issued and number of shareholders as of March 31, 2005

	Number of shares issued	Number of shareholders
As of March 31, 2004	1,567,193,508	54,322
Change	206,000	10,976
As of March 31, 2005	1,567,399,508	65,298

Note: The increase in the number of shares issued is due to the exercise of stock acquisition rights in the fiscal year under review.

(3) The company decided to reduce its Unit Stock from 1,000 shares to 100 shares on September 1, 2004.

Principal Shareholders

	Shareholding (Rounded down to the nearest thousand shares)	
Name	Number of shares (thousands)	Shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	138,060	8.81
Japan Trustee Services Bank, Ltd. (Trust Account)	133,968	8.55
Tokio Marine & Nichido Fire Insurance Co., Ltd.	93,167	5.94
Meiji Yasuda Life Insurance Company	79,552	5.08
Mitsubishi Heavy Industries, Ltd.	48,920	3.12
The Bank of Tokyo-Mitsubishi, Ltd.	42,701	2.72
The Chase Manhattan Bank, N.A. London	32,323	2.06
State Street Bank and Trust Company 505103	30,302	1.93
Nippon Life Insurance Company	27,679	1.77
State Street Bank and Trust Company	26,891	1.72

Number of Shareholders


(number of shareholders)
70,000
65,000
60,000
55,000
50,000
55,856
54,811
53,818
54,394
59,197
61,448
60,605
54,943
57,334
54,322
65,298
95
96
97
98
99
00
01
02
03
04
05

Shareholder Composition


Public sector
Financial institutions
Securities companies
Other companies
Foreign companies and individuals
Individuals and others
FY05
48.3%
0.7%
11.9%
30.0%
9.1%
0.0%
FY00
55.0%
0.2%
16.7%
18.2%
9.9%
0.0%
FY95
64.9%
19.4%
6.7%
8.8%
0.0%
0.2%

(One Unit Stock)

	Public sector	Financial institutions	Securities companies	Other companies	Foreign companies and individuals	Individuals and others	Total
Fiscal 2005	2	7,572,158	104,710	1,865,911	4,702,818	1,421,727	15,667,326
Fiscal 2000	49	856,569	3,038	260,649	283,923	154,503	1,558,731
Fiscal 1995	168	1,010,992	2,625	301,457	104,618	137,551	1,557,411

Note: Figures for fiscal 2005 represent Unit Stock (tangen), with 1 tangen equaling 100 shares.

Stock Price Range and Trading Volume


(yen)
1,500
1,000
500
0
(thousand shares)
1,500,000
1,000,000
500,000
0
01
02
03
04
05
Stock Price
Trading Volume

	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005
Trading volume (thousand shares)	530,555	865,133	1,234,324	1,313,535	1,493,690
High (yen)	999	1,108	1,069	1,245	1,490
Low (yen)	693	722	690	678	936

Note: The stock price range and trading volume are based on stock prices and volumes, respectively, on the Tokyo Stock Exchange (First Section).

Stock Acquisition Rights

(1) Stock Options

Fiscal Year Granted	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006
Number of stock acquisition rights	256	1,060	1,068	1,269	1,167	12,790
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	256,000 shares of Mitsubishi Corporation's common stock	1,060,000 shares of Mitsubishi Corporation's common stock	1,068,000 shares of Mitsubishi Corporation's common stock	1,269,000 shares of Mitsubishi Corporation's common stock	1,167,000 shares of Mitsubishi Corporation's common stock	1,279,000 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥903	¥1,002	¥809	¥958	¥1,090	To be determined by the Board of Directors
Exercise period	From June 30, 2002 through June 29, 2010	From June 29, 2003 through June 28, 2011	From June 28, 2004 through June 27, 2012	From June 28, 2005 through June 27, 2013	From June 25, 2006 through June 24, 2014	From June 25, 2007 through June 24, 2015

Notes: 1. Stock subscription rights, as defined in Article 280, Paragraph 19, of the former Commercial Code of Japan, were abolished due to revisions to the Commercial Code, and stock acquisition rights were established. The name of the subscription rights was changed in compliance with the Code.
2. The Exercise Price may be adjusted in accordance with terms specified at the time of issue.
3. The "Number of stock acquisition rights" is the number remaining as of March 31, 2005.
4. The number of shares to be issued per stock acquisition right with regard to stock options in fiscal 2006 is 100 shares.

(2) Stock Options for a Stock-Linked Compensation Plan

Fiscal year granted	Fiscal 2006
Number of stock acquisition rights	3,382
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	338,200 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥1
Exercise period	June 25, 2005 to June 24, 2035 (Note)

Note: A stock acquisition rights holder may exercise stock acquisition rights during the 10-year period starting on the day after losing his/her position as either director or executive officer of the company.

(3) Stock Acquisition Rights of Bonds With Acquisition Rights
Yen-Denominated Zero Interest Convertible Bonds With Acquisition Rights Due 2011

Issue date	June 17, 2002
Number of stock acquisition rights	30,000
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	126,262,626 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Conversion Price)	¥1,188
Exercise period	From July 1, 2002 through June 3, 2011

Note: The Conversion Price may be adjusted in accordance with terms specified at the time of issue.

Directors' and Corporate Auditors' Shareholdings

Title	Name	Number of shares held (thousands)	Title	Name	Number of shares held (thousands)
Chairman of the Board	Mikio Sasaki	84	Director	Yoshikuni Kanai	20
President, Chief Executive Officer	Yorihiko Kojima	43	Director	Mutsumi Kotsuka	20
Director	Yukio Masuda	40	Director	Takashi Nishioka	4
Director	Takeru Ishibashi	19	Director	Ichiro Taniguchi	3
Director	Yukio Ueno	23	Director	Tatsuo Arima	9
Director	Hidetoshi Kamezaki	30	Director	Tomio Tsutsumi	3
Director	Takeshi Inoue	32	Senior Corporate Auditor	Yuzo Shinkai	19
Director	Masao Miyamoto	28	Corporate Auditor	Shigemitsu Miki	–
Director	Ichiro Mizuno	14	Corporate Auditor	Koukei Higuchi	3
Director	Hisanori Yoshimura	15	Corporate Auditor	Shigeru Nakajima	–
Director	Haruo Matsumoto	30	Corporate Auditor	Kiyoshi Fujimura	6

Note: The number of shares held is as of June 24, 2005. Shares have been rounded down to the nearest thousand shares.

General Meeting of Shareholders

The ordinary general meeting of the company's shareholders is convened in June each year. An extraordinary general meeting of shareholders is immediately convened whenever necessary.

Dividends

(1) Record date for payment of final dividend	March 31
(2) Record date for payment of interim cash dividend	September 30

(3) The company is not obliged to pay any final or interim dividends unclaimed for a period of three years after the date on which they are first made available by the company.

Handling of Shares

Regarding the handling of shares, including entry of a transfer in the register of shareholders, and the purchase and additional purchase by the company of fractional shares of less than One Unit Stock, please contact the company's transfer agent, The Mitsubishi Trust and Banking Corporation. Non-resident shareholders are required to appoint a standing proxy in Japan for the purpose of communicating with the company.

(1) Postal Address / Telephone Number
The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Department
7-7, Nishi Ikebukuro 1-chome, Toshima-ku, Tokyo 171-8508, Japan
Telephone: 0120-707-696 (within Japan)

(2) Request for Change of Address and Other Forms
Telephone: 0120-86-4490 (within Japan)

IR Site

Mitsubishi Corporation makes investor information available on its website. Please use the following URLs.

(English)
http://www.mitsubishicorp.com/en/ir/
(Japanese)
http://www.mitsubishicorp.com/jp/ir/

Principal Subsidiaries and Affiliates (As of March 31, 2005)

NEW BUSINESS INITIATIVE GROUP

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
□ Apprecia, Inc. (Japan)	65.00	Hospital solutions business
□ Bewith, Inc. (Japan)	90.00	Contact center and CRM solutions
Create Restaurants Inc. (Japan)	50.00	Operation of restaurants based on various concepts under different brands in Japan
□ d-rights Inc. (Japan)	100.00	Licensing of animation production rights
□ IT Frontier Corporation (Japan)	80.00	Total IT solutions company
LAWSON CS Card, Inc. (Japan)	20.00	Credit card services
Mates Co., Ltd. (Japan)	46.67	Providing temporary and permanent staffing services
□ MC Capital Inc. (U.S.A.)	100.00	Investment and related activities
□ MC Finance International B.V. (The Netherlands)	100.00	Financial investment company
□ MC Insurance Center, Ltd. (Japan)	100.00	Insurance business (insurance agency, broking and services)
□ MC Medical, Inc. (Japan)	100.00	Distribution of medical equipment and devices and home care business
□ MC Silicon Valley Inc. (U.S.A.)	100.00	Venture investment
□ MC Terminal Co., Ltd. (Japan)	100.00	Tankyard operation and coordination
□ MC Trans International Inc. (Japan)	100.00	Transportation-related services
Memory-Tech Corporation (Japan)	25.19	Manufacturing and sales of CDs, CD-ROMs and DVDs
□ Millenia Venture Partners Co., Ltd. (Japan)	100.00	Private equity investment
□ Mitsubishi Corporation Capital Ltd. (Japan)	100.00	Investment banking and asset management
□ Mitsubishi Corporation Finance PLC (U.K.)	100.00	Financial investment company
□ Mitsubishi Corp.-UBS Realty Inc. (Japan)	51.00	Asset manager of a Japanese real estate investment trust
Mitsubishi Ore Transport Co., Ltd. (Japan)	35.83	Operation and chartering of bulkers for coking coal, iron ore, automobiles and other products
MS Communications Co., Ltd. (Japan)	50.00	Mobile communications services and handsets, other communications services and equipment for communications and broadcasting
□ Nippon Care Supply Co., Ltd. (Japan)	67.30	Marketing and rental of nursing care equipment and items
□ Nihon Hospital Service Co., Ltd. (Japan)	100.00	Medical supplies management service: JITS (Just in time & stockless)
□ Ryoko Logistics Corporation (Japan)	100.00	Warehousing and real estate operations
Seto Futo Co., Ltd. (Japan)	41.65	Maritime transportation and warehousing businesses

ENERGY BUSINESS GROUP

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
Brunei LNG Sendirian Berhad (Brunei)	25.00	Manufacturing and sales of LNG
Dia Shoseki Co., Ltd. (Japan)	50.00	Marketing and sales of petroleum products
Japan Australia LNG (MIMI) Pty., Ltd. (Australia)	50.00	Development and sales of resources (LNG, LPG, condensate and crude oil)
MC BITOR Ltd. (China)	50.00	Marketing and sales of Orimulsion®
□ MC Carbon Co., Ltd. (Japan)	100.00	Marketing and sales of carbon products
□ MC Energy, Inc. (Japan)	100.00	Marketing and sales of asphalt and petroleum products
□ MC Kaiun Co., Ltd. (Japan)	70.00	Coastal marine transportation
□ MC Marine Co., Ltd. (Japan)	100.00	Tanker operation
□ MCX New Ventures, Ltd. (U.S.A.)	100.00	Exploration, development and production of oil and gas in the U.S.
□ Mitsubishi Liquefied Petroleum Gas Co., Ltd. (Japan)	52.50	Marketing and sales of LPG and LPG equipment
□ Mitsubishi Shoji Sekiyu Co., Ltd. (Japan)	100.00	Marketing and sales of petroleum products
□ MPDC Gabon Co., Ltd. (Japan)	100.00	Exploration, development and production of oil in Gabon
□ Onahama Petroleum Co., Ltd. (Japan)	80.00	Oil import, storage and sales as well as land and facility leasing
□ Petro-Diamond Inc. (U.S.A.)	100.00	Marketing and sales of petroleum products
□ Petro-Diamond Japan Corporation (Japan)	100.00	Marketing and sales of petroleum products
□ Petro-Diamond Singapore (Pte) Ltd. (Singapore)	100.00	Marketing and sales of crude oil and petroleum products
□ Sekiyu Cokes Kogyo Co., Ltd. (Japan)	100.00	Storage of petroleum coke

METALS GROUP

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
☐ ASAHI KIZAI Co., Ltd. (Japan)	63.49	Sales and leasing of construction machinery
☐ ASAHI STEEL Co., Ltd. (Japan)	78.10	Sales of specialty steel
☐ CapTech Corporation (Japan)	100.00	Investment consultant
☐ Coilplus Holdings, Inc. (U.S.A.)	92.00	Processing of steel sheets
☐ DIA Modern Engineering (Thailand) Co., Ltd. (Thailand)	100.00	Manufacturing and supplying automotive body parts to local automakers in Thailand
☐ Hernic Ferrochrome (Pty) Ltd. (Republic of South Africa)	50.98	Production and sales of ferrochrome in South Africa
Iron Ore Company of Canada (Canada)	26.18	Iron ore production and sales
☐ Isuzu Corporation (Japan)	70.00	Processing and sales of steel sheets
☐ JECO Corporation (Japan)	70.00	Investment company for Minera Escondida Ltda. copper mines in Chile
Keiyou Blanking Kogyo K.K. (Japan)	40.41	Processing of metal
☐ Kyushu Steel Center Co., Ltd. (Japan)	55.29	Steel materials warehousing and processing of steel sheets
☐ Kyushu Steel Corporation (Japan)	55.00	Processing and sales of steel sheets
☐ M.C. Aluminum America, Inc. (U.S.A.)	60.00	Manufacturing and sales of secondary aluminum alloy ingots
☐ M.C. Aluminium Co., Ltd. (Japan)	100.00	Manufacturing and sales of secondary aluminum alloy ingots
☐ M.C. Aluminum (Kunshan) Co., Ltd. (China)	70.00	Manufacturing and sales of secondary aluminum alloy ingots
☐ M.C. Aluminum (Thailand) Co., Ltd. (Thailand)	79.42	Manufacturing and sales of secondary aluminum alloy ingots
☐ MCA Metals Holding GmbH (Austria)	100.00	Investment company for MOZAL aluminum smelter in Mozambique
☐ MC Copper Holdings B.V. (The Netherlands)	100.00	Investment company for Los Pelambres copper mine in Chile
☐ MC HANWA PTE. LTD. (Singapore)	95.00	Processing and sales of stainless steel products
☐ M.C. Inversiones Limitada (Chile)	100.00	Investment company for Los Colorados iron ore mine
☐ MC Metal Service Asia (Thailand) Co., Ltd. (Thailand)	100.00	Processing and sales of steel sheets
☐ MC Metal Works Co., Ltd. (Japan)	100.00	Processing and sales of steel sheets
☐ MC Non-Ferrous Metal Products Co., Ltd. (Japan)	100.00	Sales of aluminum, copper and metal products, and metal building products installation
☐ Metal One America, Inc. (U.S.A.)	100.00	Sales of steel products
☐ Metal One Corporation (Japan)	60.00	Steel products operations
☐ Metal One Sales Holdings, Inc. (U.S.A.)	92.00	Holding company
☐ Metal One SSS West Japan, Ltd. (Japan)	100.00	Processing and sales of steel sheets
☐ Metal One Structural Steel & Resource Corporation (Japan)	100.00	Sales of steel material and products
☐ Mitsubishi Corporation Futures Ltd. (Japan)	100.00	Commodity broker
☐ Mitsubishi Development Pty., Ltd. (Australia)	100.00	Investment company for coal mining projects
☐ Mitsubishi Shoji Light Metal Sales Corporation (Japan)	100.00	Sales of aluminum and non-ferrous metals
Nova Era Silicon S/A (Brazil)	25.50	Production and sales of ferrosilicon
☐ OTOFUJI Corporation (Japan)	100.00	Sales of steel piping and related products
☐ PETRO-DIAMOND RISK MANAGEMENT LTD. (U.K.)	100.00	Energy risk management
☐ Ryowa Development Pty., Ltd. (Australia)	100.00	Investment company for BOYNE aluminum smelter and sales of aluminum
☐ Ryowa Development II Pty., Ltd. (Australia)	100.00	Investment company for BOYNE aluminum smelter and sales of aluminum
☐ Ryowa Steel Corporation (Japan)	100.00	Processing and sales of steel sheets
☐ Shenzhen Baoling Tongli Ltd., Corp. (China)	70.00	Processing and sales of steel sheets
☐ Siam MCT Telecom Ltd. (Thailand)	100.00	Leasing of telecommunications equipment
☐ SUS-TECH CORPORATION (Japan)	57.90	Processing and sales of stainless steel products
☐ Suzufuji Steel Service Co., Ltd. (Japan)	51.05	Processing and sales of steel sheets
☐ TRILAND METALS LTD. (U.K.)	100.00	Commodity broker
☐ TRILAND USA INC. (U.S.A.)	100.00	Commodity broker

MACHINERY GROUP

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
Diamond City Co., Ltd. (Japan)	27.38	Development and management of shopping complexes
☐ Diamond Generating Corporation (U.S.A.)	100.00	Independent power producer
☐ Infosec Corporation (Japan)	84.68	Information risk management service and managed security service
Isuzu Engine Manufacturing Co., (Thailand) Ltd. (Thailand)	35.56	Manufacturing of automotive engines
Isuzu Motors Co., (Thailand) Ltd. (Thailand)	27.50	Manufacturing of automobiles
☐ Isuzu Operations (Thailand) Co., Ltd. (Thailand)	80.00	Distribution of automobiles
Isuzu Philippines Corporation (Philippines)	35.00	Manufacturing and distribution of automobiles
☐ JAPAN SPACE IMAGING CORPORATION (Japan)	94.90	Processing and sales of digital satellite images
☐ MAC Funding Corporation (U.S.A.)	100.00	Financing for machine tools and printing presses
☐ MC Aircraft Management Ltd. (Japan)	100.00	Aircraft lease management service
☐ MC Machinery Systems, Inc. (U.S.A.)	100.00	Distribution and servicing of industrial machinery
☐ MC Realty, Inc. (U.S.A.)	100.00	Real estate consulting and asset management

Mitsubishi Auto Credit-Lease Corporation (Japan)	43.25	Car loan arranging, leasing and rental
☐ Mitsubishi Corporation Technos (Japan)	95.00	Industrial machinery and equipment sales
Mitsubishi Motors de Portugal, S.A. (Portugal)	50.00	Distribution of automobiles
☐ MKG Bank GmbH (Germany)	100.00	Dealer finance, leasing and consumer finance of automobiles
☐ MSK DFW, Inc. (U.S.A.)	100.00	Real estate investment
☐ MSK Farm Machinery Corporation (Japan)	100.00	Sales and service of agricultural machinery and facilities
☐ *Nikken Corporation (Japan)*	63.76	*Rental and sales of construction machinery and other equipment*
☐ Nittoh Urban Development Corporation (Japan)	95.00	Construction, planning, operation and management of commercial facilities
☐ P.T. Dipo Star Finance (Indonesia)	85.00	Leasing and consumer finance
P.T. Mitsubishi Krama Yudha Motors and Manufacturing (Indonesia)	49.50	Manufacturing and distribution of automobile engines and parts
Space Communications Corporation (Japan)	28.41	Domestic and international telecommunications business and broadcasting business *via Superbird satellites*
☐ Spitalgate Dealer Services Ltd. (U.K.)	51.00	Dealer finance of automobiles
☐ Thai Auto Sales Co., Ltd. (Thailand)	93.50	Car leasing and consumer finance
The Colt Car Company Ltd. (U.K.)	49.00	Distribution of automobiles
☐ Tri Petch Isuzu Sales Co., Ltd. (Thailand)	88.73	Distribution of automobiles

CHEMICALS GROUP

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
☐ Aristech Acrylics Limited Liability Company (U.S.A.)	88.00	Acrylic sheet and solid surface manufacturer
Aromatics Malaysia Sdn. Bhd. (Malaysia)	30.00	Manufacturing and marketing of benzene and paraxylene
☐ Chuo Kasei Co., Ltd. (Japan)	100.00	Manufacturing and marketing of chemical products
Exportadora de Sal, S.A. de C.V. (Mexico)	49.00	Manufacturing of solar salt
Kohjin Co., Ltd. (Japan)	30.00	Manufacturing, processing and sales of biochemicals, specialty chemicals, plastic films and specialty papers
☐ MC Foodtech Co., Ltd. (Japan)	100.00	Manufacturing, marketing and R&D of food ingredients such as seasoning, savory and preservatives
Meiwa Corporation (Japan)	32.93	Trading company
Metanol de Oriente, METOR, S.A. (Venezuela)	25.00	Manufacturing and marketing of methanol
☐ MITENI S.p.A. (Italy)	91.11	Manufacturing of fluorochemicals
☐ *Mitsubishi International Food Ingredients, Inc. (U.S.A.)*	100.00	*Marketing of functional food ingredients*
☐ Mitsubishi Shoji Agri-Service Corp. (Japan)	100.00	A leading national wholesaler of fertilizers, other farm supplies, rice and other produce
☐ Mitsubishi Shoji Chemical Corp. (Japan)	100.00	Marketing of solvents, coating resins, flame retardants and monomers
☐ Mitsubishi Shoji Plastics Corp. (Japan)	100.00	Marketing of synthetic raw materials and plastics
PT. Kaltim Parna Industri (Indonesia)	50.00	Manufacturing of ammonia
SPDC Ltd. (Japan)	21.09	Investment and marketing for petrochemical joint venture in Saudi Arabia
☐ Towa Chemical Industry Co., Ltd. (Japan)	67.47	Manufacturing and marketing of sugar alcohol

LIVING ESSENTIALS GROUP

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
☐ AGREX, Inc. (U.S.A.)	100.00	Storage and marketing of grain
☐ Alpac Forest Products Inc. (Canada)	70.00	Manufacturing and sales of wood pulp
☐ Bridgestone Sales (Thailand) Co., Ltd. (Thailand)	65.40	Marketing of tyres
☐ California Oils Corporation (U.S.A.)	100.00	Manufacturing of specialty vegetable oils
Coca-Cola Central Japan Co., Ltd. (Japan)	22.48	Manufacturing and sales of soft drinks
☐ Dai-Nippon Meiji Sugar Co., Ltd. (Japan)	100.00	Manufacturing and wholesale of sugar products
Ensuiko Sugar Refining Co., Ltd. (Japan)	32.84	Manufacturing and wholesale of sugar products
☐ Food Service Network Co., Ltd. (Japan)	100.00	Food wholesaling business for convenience stores
Forestal Tierra Chilena Ltda. (Chile)	50.00	Plantation and sales of eucalyptus
☐ Green Houser Co., Ltd. (Japan)	100.00	Sales of wood products, construction materials and housing equipment
☐ Indiana Packers Corporation (U.S.A.)	80.00	Processing and sales of pork
Japan Farm Ltd. (Japan)	40.00	Manufacturing and marketing of pork and poultry products
Kentucky Fried Chicken Japan Ltd. (Japan)	31.12	Fast-food restaurant chain
LAWSON, INC. (Japan)	31.71	Franchise chain development of LAWSON convenience stores
☐ Life Gear Corporation (Japan)	100.00	Marketing of footwear, bags and other products
Maruichi Co., Inc. (Japan)	20.01	Wholesale of food products
Matsutani Chemical Industry Co., Ltd. (Japan)	30.00	Processing of starch
MCC Development Corporation (U.S.A.)	30.00	*Holding company of ready-mixed concrete companies*
☐ MC Foods Ltd. (Japan)	91.80	Wholesale of coffee and foods
☐ MC Knit Corporation (Japan)	100.00	Marketing and sales of knitwear
☐ Meidi-ya Corporation (Japan)*	51.00	Wholesale of food products and liquor
Mitsubishi Cement Corporation (U.S.A.)	28.71	Manufacturing and marketing of cement and concrete
☐ Mitsubishi Shoji Construction Materials Ltd. (Japan)	100.00	Marketing of construction materials

□ Mitsubishi Shoji Packaging Corporation (Japan)	88.22	Marketing of packaging materials and paper
Nihon Nosan Kogyo K.K. (Japan)	21.97	Manufacturing and marketing of animal feed, stockbreeding and marine farming and sales
Nihon Shokuhin Kako Co., Ltd. (Japan)	39.81	Manufacturing of corn starch and related processed products
Nitto Flour Milling Co., Ltd. (Japan)	40.90	Flour miller
□ Princes Limited (U.K.)	100.00	Manufacturing of food products and soft drinks
□ RYOSHOKU LIMITED (Japan)	50.02	Wholesale of food products
□ San-Esu Inc. (Japan)	89.57	Wholesale of confectionery products
□ Sanyo Foods Co., Ltd. (Japan)	100.00	Processing and sales of marine products
The Nisshin OilliO Group, Ltd. (Japan)	16.63	Manufacturing of vegetable oils
□ Toyo Reizo Co., Ltd. (Japan)	80.82	Marketing and sales of frozen and fresh marine products
□ Tredia Fashion Co., Ltd. (China)	100.00	Sales of textile products

**Meidi-ya Corporation started operations in April 2005 as a consolidated subsidiary after acquiring the goodwill, assets and other parts of Meidi-Ya Co., Ltd.'s wholesaling division.*

CORPORATE STAFF SECTION

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
□ Business Trip International Inc. (Japan)	100.00	Travel agency
Frontier Carbon Corporation (Japan)	23.26	Production and sales of fullerenes
Fullerene International Corporation (U.S.A.)	38.78	Commercialization of fullerenes and carbon nanotubes and intellectual property management
□ Human Link Corporation (Japan)	100.00	Personnel operation outsourcing services and consulting
□ MC Facilities Co., Ltd. (Japan)	100.00	Facility management services; office operation support services
□ Mitsubishi Corporation Financial & Management Services (Japan) Ltd. (Japan)	100.00	Accounting, financial and foreign exchange services, credit control and management consulting

MAIN REGIONAL SUBSIDIARIES

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
□ Mitsubishi Australia Limited (Australia)	100.00	Trading
□ Mitsubishi Corporation (Hong Kong) Ltd. (China)	100.00	Trading
□ Mitsubishi Corporation International N.V. (U.K.)	100.00	Holding company for European subsidiaries
□ Mitsubishi Corporation (Korea) Ltd.	100.00	Trading
□ Mitsubishi Corporation (Taiwan) Ltd.	100.00	Trading
□ Mitsubishi Corporation (UK) PLC (U.K.)	100.00	Trading
□ Mitsubishi International Corporation (U.S.A.)	100.00	Trading
□ Mitsubishi International G.m.b.H. (Germany)	100.00	Trading
□ Thai MC Company Limited (Thailand)	65.80	Trading

Notes: 1. Companies marked with □ are subsidiaries. Others are equity-method affiliates.

2. Consolidated subsidiaries consist of all majority-owned (over 50%) domestic and foreign companies.
Affiliated companies consist of companies owned 20% to 50%, certain companies owned less than 20% over which MC exerts significant influence and corporate joint ventures.
Investments in affiliated companies are accounted for by the equity method.

3. Shareholding equates to voting rights.

4. The total number of consolidated subsidiaries and equity-method affiliates represents companies which the parent company directly consolidates or to which it applies the equity method. 405 companies directly consolidated by subsidiaries as of March 31, 2005 are excluded from this total.

No. of Consolidated Subsidiaries and Equity-Method Affiliates (As of March 31, 2005)

Business Group and Other	(1)	(2)
New Business Initiative Group	99	77
Energy Business Group	82	51
Metals Group	211	28
Machinery Group	221	149
Chemicals Group	64	49
Living Essentials Group	178	101
Corporate Staff Section	21	17
Regional Subsidiaries	38	37
Total	914	509

(1) Includes affiliates consolidated by subsidiaries
(2) Does not include companies consolidated by subsidiaries

Organizational Structure (As of April 1, 2005)


General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Corporate Auditors' Office
Governance Committee
Board of Directors
International Advisory Committee
President and CEO
Executive Committee
Innovation Center
Technology & Business Development Dept.
ITS Project Planning Dept.
Business Creation Dept.
Corporate Staff Section
Internal Audit Dept.
CIO Office
Corporate Planning Dept.
Corporate Strategy & Research Dept.
Corporate Communications Dept.
Corporate Real Estate Planning Dept.
Corporate Secretariat
HR & Administration Dept.
Legal Dept.
Regional Strategy & Coordination Dept.
China Business Development Office
Controller Office
Treasurer Office
Investor Relations Office
New Business Initiative Group
New Business Initiative Group CEO Office
New Business Initiative Group Controller Office
• Information & Communication Technology Business Div.
• Financial Services Div.
• Logistics Services Div.
• Human Life Business Div.
Energy Business Group
Energy Business Group CEO Office
Energy Business Group Controller Office
Exploration & Production Unit
Energy Business Development Unit
• Natural Gas Business Div.
• Petroleum Business Div.
• Carbon & LPG Business Div.
Metals Group
Metals Group CEO Office
Metals Group Controller Office
MDP Unit
Components Business Development Unit
Steel Products Business Unit
• Ferrous Raw Materials Div.
• Non-Ferrous Metals Div.
Machinery Group
Machinery Group CEO Office
Machinery Group Controller Office
Machinery New Business Initiative Unit
Strategic Solutions Business Unit
• Power & Electrical Systems Div.
• Plant Project Div.
• Aerospace Div.
• Project Development & Industrial Machinery Business Div.
• Motor Vehicle Business Div.
• Isuzu Business Div.
Chemicals Group
Chemicals Group CEO Office
Chemicals Group Controller Office
Aristech Unit
Phoenix Project Unit
• Commodity Chemicals Div.
• Functional Chemicals Div.
• Advanced Sciences & Technologies Div.
Living Essentials Group
Living Essentials Group CEO Office
Living Essentials Group Controller Office
Living Essentials Group Internal Audit Office
Marketing Business Unit
LAWSON Project Management Unit
• Foods (Commodity) Div.
• Foods (Products) Div.
• Textiles Div.
• General Merchandise Div.

Network (As of March 31, 2005)

Offices
In Japan: 31
Overseas: 113 (In addition, there are 38 regional subsidiaries in various countries around the world. Together, the main and branch offices of these subsidiaries total 77.)

Overseas Network*

NORTH AND CENTRAL AMERICA

■ Offices
Guatemala
San Salvador

■ Subsidiaries
Mitsubishi International Corporation
New York
San Francisco
Seattle
Silicon Valley
Los Angeles
Dallas
Houston
Chicago
Pittsburgh
Washington, D.C.
Boston
Arlington
Tuscon
Mitsubishi Canada Limited
Vancouver
Toronto
Mitsubishi de Mexico S.A. de C.V.
Mexico City
Mitsubishi International, S.A.
Panama

SOUTH AMERICA

■ Offices
Quito
La Paz
Asunción

■ Subsidiaries
Mitsubishi Peru S.A.
Lima
Mitsubishi Colombia Ltda.
Bogotá
Mitsubishi Chile Ltda.
Santiago
Mitsubishi Venezolana C.A.
Caracas
Puerto Ordaz
Mitsubishi Argentina S.A.C. y R.
Buenos Aires
Mitsubishi Corporation do Brasil, S.A.
São Paulo
Rio de Janeiro

EUROPE

■ Offices
London
Warsaw
Istanbul
Ankara
Prague
Sofia
Oslo
Stockholm

■ Subsidiaries
Mitsubishi Corporation International N.V.
London
Mitsubishi España S.A.
Madrid
Mitsubishi Corporation (UK) PLC
London
Mitsubishi France S.A.
Paris
Mitsubishi Nederland B.V.
Rotterdam
Mitsubishi International G.m.b.H.
Düsseldorf
Frankfurt
Hamburg
Berlin
Mitsubishi Italia S.p.A.
Milano
Mitsubishi Hellas A.E.E.
Athens

CIS

■ Offices
Moscow
Yuzhno-Sakhalinsk
Kiev
Baku
Tbilisi
Tashkent
Almaty

AFRICA

■ Offices
Johannesburg
Dakar
Casablanca
Abidjan
Algiers
Tunis
Maputo
Nairobi
Dar es Salaam

■ Subsidiaries
Mitsubishi Shoji Kaisha, (Nigeria) Ltd.
Abuja
Lagos
Mitsubishi Ethiopia Trading Private Limited Company
Addis Ababa

MIDDLE EAST

■ Offices
Amman
Baghdad
Tripoli
Riyadh
Jeddah
Al Khobar
Doha
Cairo
Ramallah
Abu Dhabi
Dubai
Tel Aviv
Muscat

■ Subsidiaries
Al-Masat Al-Thalath Trading Company (Mitsubishi) K.S.C.
Kuwait
Mitsubishi International Corp. (Iran), Ltd.
Tehran

ASIA

■ Offices
Kuala Lumpur
Bintulu
Singapore
Manila
Karachi
Colombo
Dhaka
Hanoi
Ho Chi Minh City
Beijing
Chengdu
Chongqin
Guangzhou
Tianjin
Qingdao
Shanghai
Dalian
Shenyang
Islamabad
Lahore
New Delhi
Bangalore
Mumbai
Kolkata
Yangon
Phnom Penh
Jakarta
Medan
Surabaya
Bandar Seri Begawan (Brunei)

■ Subsidiaries
Mitsubishi Corporation India Pvt. Ltd.
New Delhi
Chennai
Mumbai
Kolkata
Kochi
Bangalore
Vadodara
Hyderabad
Mitsubishi Company (Thailand), Ltd.
Bangkok
Haadyai
Thai MC Company Limited
Bangkok
Haadyai
Sinar Berlian Sdn. Bhd.
Kuala Lumpur
P.T. Berlian Interniaga
Jakarta
Mitsubishi Corporation (China) Co., Ltd.
Shanghai
Beijing
Mitsubishi Corporation (Guangzhou) Ltd.
Guangzhou
Mitsubishi Corporation (Tianjin) Ltd.
Tianjin
Beijing
Mitsubishi Corporation (Qingdao) Limited
Qingdao
Mitsubishi Corporation (Shanghai) Limited
Shanghai
Nanjing
Ningbo
Mitsubishi Corporation (Dalian) Ltd.
Dalian
Mitsubishi Corporation (Hong Kong) Ltd.
Hong Kong
Xiamen
Shenzhen
Mitsubishi Corporation (Taiwan) Ltd.
Taipei
Mitsubishi Corporation (Korea) Ltd.
Seoul
Kwangyang
Pohang

OCEANIA

■ Office
Noumea

■ Subsidiaries
Mitsubishi Australia Limited
Melbourne
Sydney
Perth
Brisbane
Mitsubishi New Zealand Ltd.
Auckland

Domestic Network*

Head Office
Tokyo

Hokkaido Block
Sapporo

Tohoku Block
Sendai

Chubu Block
Nagoya
Niigata
Toyama
Shizuoka
Yokkaichi

Kansai Block
Osaka
Kobe
Okayama
Takamatsu
Saijo
Kochi
Wakasa
Yawatahama

Chugoku Block
Hiroshima

Kyushu Block
Fukuoka
Nagasaki
Oita
Naha
Kumamoto
Kagoshima
Sendai
Genkai

** Project offices and annex offices of the Head Office are not included in this data.*
www.mitsubishicorp.com/en/network/index.html

Financial Section

CFO Message

The Three Corporate Principles and Corporate Standards of Conduct, the cornerstones of our corporate philosophy, underpin our system for ensuring the fairness of financial information. These are the basis upon which we have established internal regulations and ensure compliance with them by all employees. Furthermore, we maintain an effective framework for deciding on important management issues. Such issues are first discussed and decisions are reached by the Executive Committee, MC's highest-ranking decision-making body of executive officers, and then referred to the Board of Directors for a final resolution. Moreover, the status of business execution and other important management information is reported to the Executive Committee and Board of Directors. Regarding business processes and the status of management, the Internal Audit Dept. and internal audit organizations of individual business groups and overseas offices conduct internal audits, including of affiliated companies. The results of internal audits are reported as necessary to the president, corporate auditors and other concerned parties as well as to the Board of Directors and Executive Committee.

Based on this internal framework, we have clarified the division of duties and responsibilities for preparing financial information. Accounting procedures are performed in accordance with internal regulations based on the maintenance of an adequate administrative system in each responsible division.

For fiscal 2005 financial reporting, we established a Disclosure Committee, made up of representatives from internal departments associated with the preparation of financial reports. This committee, which I chair, evaluated the disclosure in the financial section of this annual report for the year ended March 31, 2005 and confirmed that the content is adequate. Regarding the consolidated financial statements included in this annual report, we received an unqualified audit report from the independent auditors following a strict external audit.

Management is responsible for establishing adequate systems of internal control and financial reporting as above.





Ichiro Mizuno
Executive Vice President
Chief Financial Officer
Mitsubishi Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Results of Operations

In fiscal 2005, the year ended March 31, 2005, the global economy remained on a modest growth trajectory, led by a strong U.S. economy and rapid growth in China and other newly emerging nations.

In the U.S., per capita consumer spending regained momentum from midway through 2004, as the U.S. employment picture markedly improved, particularly in the manufacturing and other sectors where employment had remained weak. Companies steadily expanded production activities, supported by the rise in exports encouraged by a weaker dollar and a recovery in domestic consumer spending. Capital expenditures, too, were healthy as the economy held firmly to a growth track.

In China, high levels of growth continued as both consumption and exports remained strong. This came despite government-imposed fiscal tightening measures that gradually slowed growth in infrastructure investments, which had threatened to overheat. In countries all across Asia, exports rose on the back of economic growth in the U.S., China and other sectors of the global economy. Growth in these countries was also sustained by strong domestic demand. Economic conditions were also firm in EU nations at the start of the fiscal year, although growth softened somewhat from the latter half due to high crude oil prices and a strong euro that caused imports to swell.

Demand for crude oil and other primary commodities rose against this economic backdrop, causing international commodity prices to remain high.

The Japanese economy, meanwhile, saw growth in domestic production hindered by a slowdown in exports from the latter half of 2004. Moves to cut back production of IT-related products around the world were among the factors responsible for this downturn. Moreover, consumer spending was lackluster as a series of typhoons and earthquakes affected consumer sentiment. Nevertheless, improved earnings and more robust capital expenditures spurred recovery in the corporate sector, leading to an improvement in Japan's employment environment and income levels. Buoyed by these positive signs, the economy continued its trek towards a modest recovery.

Against this economic backdrop, the Energy Business and Metals groups saw earnings rise sharply in fiscal 2005 on the back of strong commodities markets. Other business groups also recorded steady increases in earnings. In fact, all business groups recorded a year-on-year increase in net income in excess of 10%. Backed by these strong results in all business groups, our core earnings (see below) in fiscal 2005 reached ¥330.5 billion, beating fiscal 2004's previous record high. Consolidated net income at ¥182.4 billion was also an all-time high. This performance meant that we achieved our fiscal 2008 target for consolidated net income (¥180.0 billion), the final year of our INNOVATION 2007 medium-term management plan launched in July 2004, two years ahead of schedule.

Core Earnings

	Millions of Yen				
	2001	2002	2003	2004	2005
Gross profit–SG&A expenses	¥ 92,444	¥101,109	¥123,188	¥137,959	**¥192,741**
Interest expense (net of interest income)	(11,406)	(11,767)	(13,984)	(10,642)	**(1,710)**
Dividend income	32,468	36,178	28,145	28,117	**42,402**
Equity in earnings of affiliated companies	17,010	9,293	44,878	56,464	**97,095**
Core earnings	¥130,516	¥134,813	¥182,227	¥211,898	**¥330,528**

1) Gross Profit

Gross profit rose ¥108.4 billion, or 14.1%, year on year to a record high ¥877.8 billion. This mainly reflected a large increase in gross profit at subsidiary Metal One Corporation due to rising steel product prices; higher gross profit at the parent company due to strong market conditions in the energy business and chemicals business; increases resulting from the consolidation of food-related subsidiaries accounted for as equity-method affiliates in fiscal 2004; and the boost given by the acquisition of new food-related subsidiaries.

2) Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses increased ¥53.6 billion, or 8.5%, to ¥685.0 billion, despite a decline in personnel expenses at the parent company. The increase in SG&A expenses reflected factors such as the consolidation of food-related companies previously accounted for by the equity method, the effect of new consolidations of food-related subsidiaries, and a settlement loss associated with the transfer of the Substitutional Portion of the Employees' Pension Fund.

3) Provision for Doubtful Receivables

Provision for doubtful receivables increased ¥1.9 billion from ¥7.4 billion in fiscal 2004 to ¥9.4 billion in fiscal 2005. This was due in part to the absence of the gain on the reversal of reserves following the collection of certain receivables in the previous fiscal year.

4) Interest Expense (net of interest income)

Net interest expense was ¥1.7 billion, ¥8.9 billion, or 83.9%, lower than fiscal 2004. This improvement was due mostly to higher interest income resulting from the consolidation of MKG Bank GmbH (MKG-B), a European automobile finance company.

5) Dividend Income

Dividend income rose sharply to ¥42.4 billion, a ¥14.3 billion, or 50.8%, increase from fiscal 2004. This was the result of higher dividends related to copper and LNG rights holdings.

6) Loss (Gain) on Marketable Securities and Investments—Net

In fiscal 2005, despite gains on the sale of some unlisted shares, we recorded a net loss of ¥63.8 billion on marketable securities and investments. This was substantially worse than the gain of ¥5.3 billion in the previous fiscal year. The large loss was due mainly to a year-on-year decline in gains on sales of shares, a ¥12.2 billion impairment loss on common shares held in Mitsubishi Motors Corporation (MMC), and a ¥54.4 billion goodwill impairment loss on our investment in LAWSON, INC.

7) Gain (Loss) on Property and Equipment—Net

We recorded a gain on property and equipment—net of ¥8.3 billion, an improvement of ¥26.8 billion from the ¥18.4 billion loss in fiscal 2004. This improvement occurred despite impairment losses on land, buildings and other assets at subsidiaries in fiscal 2005. The improvement reflected a large gain realized by the parent company on the sale and lease back of parent company-owned sections of the Shinagawa Mitsubishi Building that are or were used for its Shinagawa Office and commercial leasing purposes, as well as gains on the sale of property and equipment at subsidiaries.

8) Other Income—Net

(Including gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund)

We posted other income—net of ¥41.2 billion, a further increase from other income—net of ¥15.3 billion recorded in fiscal 2004. This was mostly due to gains recorded at the parent company and subsidiaries from the government subsidy on the transfer of the Substitutional Portion of the Employees' Pension Fund.

9) Income From Consolidated Operations Before Income Taxes

Income from consolidated operations before income taxes increased ¥59.7 billion, or 39.8%, year on year to ¥209.8 billion. This was the result of higher gross profit as well as improvements in net interest expense, dividend income, gain on property and equipment—net and other income—net. These factors more than outweighed the loss on marketable securities and investments—net.

10) Income Taxes

Income taxes increased ¥18.9 billion from fiscal 2004 due to the increase in income from consolidated operations before income taxes. The effective tax rate improved from 49.9% in fiscal 2004 to 44.7% in fiscal 2005. The main reason for this was a decrease in the tax burden on dividends.

11) Minority Interests in Income of Consolidated Subsidiaries

Minority interests in income of consolidated subsidiaries was ¥30.8 billion, an increase of ¥15.1 billion from fiscal 2004. This reflected higher earnings at Metal One and other subsidiaries.

12) Equity in Earnings of Affiliated Companies

Equity in earnings of affiliated companies increased sharply to ¥97.1 billion, a ¥40.6 billion, or 72.0%, jump from fiscal 2004. One factor was higher earnings at equity-method affiliates involved in LNG, aluminum, petrochemical products and other areas due to strong commodities markets. Other reasons included capital gains on an investment fund that is accounted for using the equity method and the application of the equity method to Saudi Petroleum Development following the purchase of additional shares in this company.

Dividend Income, Equity in Earnings of Affiliated Companies, Interest Expense (net of interest income)

	Billions of Yen		
	2003	2004	**2005**
Dividend income	¥ 28.1	¥ 28.1	**¥42.4**
Equity in earnings of affiliated companies	44.9	56.5	**97.1**
Interest expense (net of interest income)	¥(14.0)	¥(10.6)	**¥(1.7)**

13) Net Income

Net income climbed ¥66.3 billion, or 57.2%, from fiscal 2004 to a record-high ¥182.4 billion in fiscal 2005. This was the second consecutive year of record-high net income. ROE increased from 10.7% to 13.4%.

Net Income per Share (Diluted EPS), Cash Dividends, Price Earnings Ratio (PER)

	2003	2004	**2005**
Diluted EPS (yen)	¥32.26	¥68.40	**¥107.58**
Cash dividends (yen)	8.00	12.00	**18.00**
ROE (%)	6.3%	10.7%	**13.4%**
PER (high) (times)	28.7	16.9	**13.9**
PER (low) (times)	18.5	9.2	**8.7**

2. Fiscal 2005 Segment Information

Operating Segments

1) New Business Initiative Group

The New Business Initiative Group posted net income of ¥12.3 billion, up substantially by ¥9.8 billion from the previous fiscal year. This partly reflected large capital gains from investment activities. In addition, strong performances at affiliated companies engaged in logistics, human care, mobile phone and other businesses contributed to the higher earnings. As a result, the New Business Initiative Group posted net income in excess of ¥10.0 billion for the first time since its formation in 2000.

2) Energy Business Group

The Energy Business Group reported net income of ¥45.8 billion, up ¥15.2 billion, or approximately 49.6%, from fiscal 2004. This reflected higher gross profit on LPG and other transactions at the parent company due to buoyant market conditions. Furthermore, the business group recorded higher earnings from consolidated subsidiaries and equity-method affiliates and higher dividend income from natural resource development and production companies due to rising crude oil prices and the accompanying increase in natural gas prices as well as higher production volume.

3) Metals Group

The Metals Group posted net income of ¥48.2 billion, up ¥17.2 billion, or 55.4%, on the previous fiscal year. As a result of sharply higher prices of copper, aluminum and other metal resources due to tight supplies worldwide, the business group recorded higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in the production of these metallurgical resources. Metal One, established following the separation of steel products operations two years ago, also contributed to the segment's overall performance with strong results that far exceeded the previous year's performance on the back of a rising steel products market.

4) Machinery Group

The Machinery Group posted net income of ¥55.4 billion, up ¥13.2 billion, or 31.2%, from the previous fiscal year. While revenues decreased in the plant machinery business at the parent company, gross profit was largely flat overall due to strong automobile export transactions to Asia. Gains on the sale of parent company-owned sections of the Shinagawa Mitsubishi Building that are used for its Shinagawa Office and commercial leasing purposes; higher sales at subsidiaries involved in construction machinery rental in Japan; increased revenues from strong market conditions at subsidiaries involved in ship-related businesses; and strong performances at Asian automobile-related subsidiaries were among other factors that contributed to the higher segment net income.

Gross Profit by Operating Segment (Year Ended March 31, 2005)


(¥ billion)
400
300
200
100
0
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials

Net Income by Operating Segment (Year Ended March 31, 2005)


(¥ billion)
60
40
20
0
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials

Total Assets by Operating Segment and Return on Assets
(As of March 31, 2005)


(¥ billion)
(%)
2,500
2,000
1,500
1,000
500
0
5
4
3
2
1
0
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Total Assets by Operating Segment (Left)
Return on Assets by Operating Segment (Right)

5) Chemicals Group

The Chemicals Group posted net income of ¥18.1 billion, up ¥4.0 billion, or 28.1%, due to the continuation from the previous fiscal year of strong market conditions, particularly in respect of petrochemicals. Gross profit increased at the parent company due to higher transactions in line with surging market conditions, and earnings from a Malaysia-based equity-method production affiliate also increased due to strong results. The higher segment net income also reflected the application of the equity method for the first time to Saudi Petroleum Development following the purchase of additional shares.

6) Living Essentials Group

The Living Essentials Group posted net income of ¥44.9 billion, up ¥6.1 billion, or 15.8%, from fiscal 2004. Gross profit at the parent company declined slightly year on year due to lower food commodity and product transactions. However, net income increased in the segment as a whole year on year because of gains related to property and equipment, the transfer of LAWSON-related operations to this business group from the New Business Initiative Group, and higher earnings from food-related consolidated subsidiaries and equity-method affiliates due to new acquisitions and other factors. Net income of ¥44.9 billion excluded the goodwill impairment loss on the investment in LAWSON, INC.

Performance of Consolidated Subsidiaries and Affiliates

	Billions of Yen		
	2003	2004	**2005**
Total profits	¥134.2	¥179.8	**¥219.5**
No. of companies reporting profits	420	419	**394**
Total losses	(22.7)	(14.7)	**(31.2)**
No. of companies reporting losses	107	96	**115**
Percentage of profitable group companies (%)	80%	81%	**77%**

Geographic Information

1) Japan

Operating transactions rose ¥1,409.4 billion, or 11.0%, to ¥14,261.4 billion due to higher revenues from strong transactions at Metal One and higher transactions related to petroleum and petrochemical products in line with strong market conditions. Gross profit rose ¥70.4 billion, or 12.4%, to ¥636.6 billion due to such factors as higher earnings from strong transactions at Metal One and the acquisition of new food-related subsidiaries.

2) U.S.A.

Operating transactions rose ¥124.3 billion, or 17.8%, to ¥823.0 billion due to higher natural resource-related transactions at overseas subsidiaries and transactions at energy-related subsidiaries. Gross profit increased ¥8.1 billion, or 19.9%, to ¥48.9 billion for the same reasons.

3) Other

Operating transactions increased ¥422.0 billion, or 25.9%, to ¥2,048.3 billion due to higher automobile-related transactions in Asia and Europe and higher petroleum-related transactions in Asia. Gross profit rose ¥29.8 billion, or 18.4%, to ¥192.2 billion due to such factors as higher ship-related transactions and the acquisition of food-related subsidiaries.

Note: "Operating transactions" is a voluntary disclosure solely for the convenience of Japanese investors (see Note 1 in the accompanying notes to the consolidated financial statements).

Performance of Main Consolidated Subsidiaries and Affiliates (Profits over ¥1.0 billion or losses over ¥0.5 billion)

Companies Reporting Profits

Group	Company Name	Share-holding (%)	Equity in earnings of affiliated companies—net (¥ billion) FY2005	FY2004	Main Business
Domestic					
Metals	Metal One Corporation	60.00	13.6	6.4	Steel products operations
Living Essentials	LAWSON, INC.	31.71	6.4	5.7	Franchise chain development of LAWSON convenience stores
Metals	JECO Corporation	70.00	5.7	1.4	Investment company for Minera Escondida Ltda. copper mines
Chemicals	SPDC Ltd.	21.09	3.8	0.9	Investment and marketing of petroleum and petroleum products
Living Essentials	RYOSHOKU LIMITED	50.02	2.9	2.6	Wholesale of food products
Machinery	Nikken Corporation	63.76	2.5	1.4	Rental and sales of construction machinery and other equipment
New Business	Ryoko Logistics Corporation	100.00	2.4	0.6	Warehousing, leasing and real estate operations
Energy	MPDC Gabon Co., Ltd.	100.00	1.4	0.8	Exploration, development and production of oil in Gabon
New Business	MS Communications Co., Ltd.	50.00	1.4	1.1	Sales of mobile communications services and handsets
Machinery	Diamond City Co., Ltd.	27.38	1.4	0.7	Development and management of shopping complexes
New Business	Nippon Care Supply Co., Ltd.	67.30	1.2	1.2	Marketing, rental and leasing of nursing, healthcare and medical treatment equipment
New Business	MC Trans International Inc.	100.00	1.1	1.3	Total logistics solutions company
Living Essentials	Mitsubishi Shoji Packaging Corporation	88.22	1.0	0.8	Marketing of packaging materials and paper
Machinery	Mitsubishi Corporation Technos	95.00	1.0	0.5	Industrial machinery and equipment sales
Living Essentials	San-Esu Inc.	89.57	1.0	–	Wholesale of confectionery products
Machinery	Mitsubishi Auto Credit-Lease Corporation	43.25	1.0	0.5	Car loan arranging, leasing and rental
Overseas					
Metals	Mitsubishi Development Pty., Ltd. (Australia)	100.00	24.7	24.9	Investment company for coal mining projects
Machinery	Tri Petch Isuzu Sales Co., Ltd. (Thailand)	88.73	8.9	9.2	Distribution of automobiles
Metals	MCA Metals Holding GmbH (Austria)	100.00	6.5	2.3	Investment company for MOZAL aluminum smelter
Living Essentials	Princes Limited (U.K.)	100.00	3.7	3.4	Manufacturing of food products and soft drinks
Corporate	Mitsubishi International Corporation (U.S.A.)	100.00	3.2	(0.2)	Trading
Energy	MCX New Ventures, Ltd. (U.S.A.)	100.00	2.8	1.0	Exploration, development and production of oil and gas
Chemicals	Aromatics Malaysia Sdn. Bhd. (Malaysia)	30.00	2.8	0.9	Manufacturing and marketing of benzene and paraxylene
Machinery	Isuzu Motors Co., (Thailand) Ltd. (Thailand)	27.50	2.5	2.3	Manufacturing of automobiles
Machinery	Isuzu Operations (Thailand) Co., Ltd. (Thailand)	80.00	2.4	1.6	Distribution of automobiles
Metals	M.C. Inversiones Limitada (Chile)	100.00	2.2	1.5	Investment company for Chilean iron ore mine
Corporate	Mitsubishi Corporation (UK) PLC (U.K.)	100.00	1.9	1.5	Trading
New Business	Mitsubishi Corporation Finance PLC (U.K.)	100.00	1.8	2.3	Investment banking and asset management
Living Essentials	Alpac Forest Products Inc. (Canada)	70.00	1.6	1.3	Manufacturing and sales of wood pulp
Machinery	The Colt Car Company Ltd. (U.K.)	49.00	1.5	1.4	Distribution of automobiles
Living Essentials	Indiana Packers Corporation (U.S.A.)	80.00	1.4	1.2	Processing and sales of pork
Machinery	MKG Bank GmbH (Germany)	100.00	1.2	2.2	Dealer finance, leasing and consumer finance of automobiles
Machinery	Thai Auto Sales Co., Ltd. (Thailand)	93.50	1.2	0.3	Car leasing and consumer finance
Chemicals	Metanol de Oriente, METOR, S.A. (Venezuela)	25.00	1.2	1.2	Manufacturing and marketing of methanol
Living Essentials	MCC Development Corporation (U.S.A.)	30.00	1.2	0.7	Holding company of ready-mixed concrete companies
Machinery	Zao Carnet 2000 (Russia)	40.00	1.0	–	Import and sales of automobiles

Companies Reporting Losses

Group	Company Name	Share-holding (%)	Equity in earnings of affiliated companies—net (¥ billion) FY2005	FY2004	Main Business
Domestic					
Machinery	Space Communications Corporation	28.41	(1.1)	0.2	Domestic and international telecommunications business and broadcasting business
Machinery	Diamond Power Corporation	100.00	(0.8)	(0.2)	Electricity retailing business
New Business	IT Frontier Corporation	80.00	(0.8)	0.5	Total IT solutions company
Overseas					
New Business	MC Finance International B.V. (The Netherlands)	100.00	(0.5)	(0.5)	Financial investment company
Machinery	Electricidad Aguila de Altamira (Mexico)	49.00	(0.7)	0.1	Independent Power Producer
Metals	Iron Ore Company of Canada (Canada)	26.18	(0.8)	0.6	Iron ore mining
New Business	MCTI Polska SP.zo. O (Poland)	100.00	(0.9)	(0.2)	Total logistics solutions company
Energy	Trinity Gas Resources Pty. Ltd. (Australia)	75.00	(2.4)	(0.2)	Development, production and sales of natural gas
Metals	Siam MCT Telecom Ltd. (Thailand)	100.00	(7.6)	(0.5)	Leasing of telecommunications equipment

3. Fiscal 2005 Operating Environment and Fiscal 2006 Outlook by Operating Segment

1) New Business Initiative Group

The New Business Initiative Group has dual aims: to provide services that cohesively leverage FILM functions (Financial, Information, Logistics and Marketing technologies), and to create business models in new business domains that *sogo shosha* have not been involved in previously.

In fiscal 2005, the New Business Initiative Group posted net income of ¥12.3 billion, exceeding ¥10.0 billion for the first time. Large contributions were made by gains on the sale of Japan Telecom Co., Ltd. shares in a fund managed by Ripplewood, a strategic alliance partner in the financial services field, and gains on the sale of shares in Vodafone K.K. in the Information & Communication Technology Business Division. Steady growth at Ryoko Logistics Corporation, MS Communications Co., Ltd., Nippon Care Supply Co., Ltd., which conducted its initial public offering in 2004, and other entities also contributed to the segment's stronger performance.

Looking at this business group's current business environment, pension funds and other institutional investors in Japan are seeking higher returns in a market where it is difficult to generate returns because of persistently low interest rates. In addition to this trend, the investment of individual financial assets, said to total upward of ¥1,400 trillion, is likely to begin in earnest in Japan due to the end of the Japanese government's blanket guarantee of bank deposits, the privatization of the postal service banking system and other developments. Furthermore, typifying the trend in Japan of companies using various types of funds to tap capital markets, corporate revitalization funds are highly popular at present.

For the New Business Initiative Group, this business environment has been creating an increasing number of opportunities to provide new financial instruments that leverage our experience since the 1990s in venture capital investments and corporate revitalization, various financial products and the knowledge we gain as a *sogo shosha* from our extensive industry network.

We are also seeing acceleration in the trend to outsource services as companies continue to look for ways to operate more efficiently. Responding to this trend, we are expanding the provision of comprehensive outsourcing service solutions that only we can offer. These include information and communication technology (ICT) solutions and business process outsourcing (BPO) services.

In the logistics field, global and borderless distribution networks are in demand. This is particularly true in China, which continues to grow at a breathtaking rate. Having been involved for many years in international trade we have an enormous advantage in building such networks.

Interest is increasing rapidly in medical and nursing care in Japan as the country's population ages. At the same time, hospitals and nursing care facilities need to operate more efficiently. Moreover, the needs of senior citizens with regard to food products and tourism are growing rapidly. These sorts of changes in society also present a perfect opportunity for us to leverage our collective strengths as a *sogo shosha* to create new businesses that organically tie in with societal trends.

The New Business Initiative Group's four divisions—Financial Services Division, Information & Communication Technology Business Division, Logistics Services Division and Human Life Business Division—are determined to seize business opportunities in their respective markets to again deliver business group net income over ¥10.0 billion in fiscal 2006. Also key to achieving this goal will be strategic subsidiaries including Mitsubishi Corporation Capital Ltd., Alternative Investment Capital Limited, Nihon Hospital Service Co., Ltd., Nippon Care Supply Co., Ltd., IT Frontier Corporation, Bewith, Inc., Eupholink, Inc., Ryoko Logistics Corporation, and MC Trans International Inc.

2) Energy Business Group

Oil prices rose sharply above the previous year in 2004, averaging US$36.5/BBL for the year, and, as a result, the price of LNG, which is linked to the crude oil price, also traded in a high band. These prices reflected increasing demand for crude oil and petroleum products in China and elsewhere in the world, a decline in excess oil production capacity worldwide, large flows of speculative funds, and concerns regarding the disruption of supplies from the Middle East and Russia.

In terms of the outlook for 2005, there are signs of an easing of tight supplies due to higher OPEC production, increasing inventories of petroleum products in the U.S., and the abatement of fears concerning disrupted supplies due to the collapse of a Russian oil company. In addition, speculative money flows have been declining since peaking around March

Crude Oil Price (Dubai Spot Price)


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2005. The result is an increasing number of factors that suggest oil prices will decline. In spite of this, oil prices remain high. With very strong demand for oil products in the U.S., concerns linger of tight supplies heading into the summer as demand rises for gasoline. Furthermore, demand in China, although weakening somewhat, is holding firm. We expect concerns to linger about a further rise in the oil price due to these factors as well as rising geopolitical risk in the Middle East and problems at U.S. refineries, among other reasons. Additionally, oil price forecasts differ widely, perhaps reflecting uncertainties such as those mentioned above. This situation underscores the increasing difficulty of making an accurate projection for oil prices.

We are assuming a crude oil price of US$36/BBL for the fiscal year ending March 31, 2006.

The Energy Business Group owns upstream rights to LNG and oil, and/or liquefaction facilities in Western Australia, Malaysia, the Gulf of Mexico and other parts of the world. Therefore, the Energy Business Group's operating results are subject to the effects of fluctuations in the price of crude oil. A US$1/BBL change in the price of crude oil has an approximate ¥1 billion effect on net income, mainly through a change in equity-method earnings. However, because of timing differences, this price fluctuation might not necessarily be immediately reflected in our operating results in the fiscal year in which it occurs. Furthermore, because long-term LNG contracts fix the price within a certain range, fluctuations outside this price range may affect this group's net income to a different degree than that described above.

3) Metals Group

In the metals & mineral resources business, supplies of ferrous raw materials and non-ferrous metals have been conspicuously tight since the latter half of 2003 due to rapid growth in the Chinese economy. In fiscal 2005, supplies tightened further, resulting in an approximate 20% year-on-year increase in the annual contract price for ferrous raw materials, compared with fiscal 2004. Prices of non-ferrous metals also remained high throughout the past year due to a tight physical market as well as speculative money inflows. The average annual price in 2004 for copper cathode rose over 60% from US$0.80 per pound in 2003 to US$1.30 per pound. Meanwhile, the price of primary aluminum ingots rose from US$1,433 per tonne to US$1,720 per tonne over the same period. Reflecting these higher prices, equity-method earnings rose at consolidated subsidiaries engaged in the metals & mineral resources business. The exception was Mitsubishi Development Pty., Ltd. (MDP), where the beneficial effect on earnings of higher prices was negated by the appreciation of the Australian dollar.

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Reflecting current tight supplies and rising prices, a number of mine expansions have been announced. However, because a lead time of one to two years is required before the benefits of increased production will show through, and because expansion of capacity at smelters is not keeping pace with mine expansion, supplies are expected to remain tight in 2005. Price negotiations carried out against this backdrop for ferrous raw materials to be shipped in the March 2006 fiscal year settled on a price of US$125 per tonne for hard coking coal, where supply is the tightest of all coking coals. This price is 2.2 times the price for fiscal 2005. Furthermore, a price more than 70% higher than fiscal 2005 was agreed for iron ore for fiscal 2006. Based on these prices, equity-method earnings in fiscal 2006 of our consolidated subsidiaries are forecast to increase around ¥80.0 billion for our metals & mineral resources business as a whole. At MDP, where there has been a large price increase in its mainstay coking coal business, earnings are projected to increase by ¥70.0 billion to ¥94.4 billion in fiscal 2006.

In the steel products business, driven by rapidly rising demand for steel in China, world raw steel production in 2004 topped 1.0 billion tonnes for the first time and prices of steel products surged. Supported by these market conditions, Metal One, which was established in January 2003, recorded net income for fiscal 2005 of ¥22.7 billion, eclipsing its initial forecast of ¥12.5 billion. With forecasts for rising steel demand in Asia, especially China, Metal One is projecting net income for fiscal 2006 of ¥20.0 billion, similar to the fiscal 2005 result.

4) Machinery Group

A manufacturing and sales business for commercial vehicles in Thailand, operated as a joint venture with Isuzu Motors, is an earnings pillar of the Machinery Group's automobile operations. The Thai economy remained strong in fiscal 2005, recording a GDP growth rate of approximately 6%. Reflecting this economic vitality, total sales of passenger cars and commercial vehicles in Thailand during the same period reached 626,000 units, an all-time high that bettered the previous best set before the Asian currency crisis. Backed by this increasing automobile demand, Tri Petch Isuzu Sales Co., Ltd. (TIS), the core sales company in Thai automobile operations, saw sales increase. Our equity-method earnings in this company in fiscal 2005 were ¥8.9 billion. The Thai economy is expected to remain strong in fiscal 2006 and post a GDP growth rate the same as fiscal 2005. Furthermore, total sales of automobiles in Thailand are expected to increase around 9% in fiscal 2006, compared with fiscal 2005. However, because of intensifying competition in the Thai market fueled by the launch of new vehicles by other automakers and other factors, TIS expects sales prices to fall, although sales volume should rise.

Power and electrical system plant export operations are another pillar of the Machinery Group's earnings. In fiscal 2005, continuing on from fiscal 2004, there was a large volume of orders for the Asian market, particularly in the vibrant markets of China and Thailand. While Asia remained the driver of demand in fiscal 2005, as typified by sharp growth in demand for blast furnace gas-fired power plants to Chinese steel companies, we also won orders for large power plants in Italy, Ireland, Mexico and other countries. China, Thailand and Indonesia are expected to record economic growth of 5–8% in fiscal 2006. We thus expect to receive more large orders in Asia and Europe, particularly in the aforementioned countries.

The Machinery Group is also actively engaged in REITs and private funds for new real estate businesses. The Japanese real estate securitization market has grown rapidly since 2000. At the end of 2004, J-REITs were valued at ¥2.1 trillion and private funds at ¥2.2 trillion. With cooperation from the New Business Initiative Group, we established in 2000 Mitsubishi Corp.-UBS Realty Inc., a management company that spearheaded our early entry into the real estate fund business in 2000. One of its first achievements was the 2002 listing of Japan Retail Fund Investment Corporation (JRF), a J-REIT focused on retail properties. The private fund market is expected to grow with the entry of Japanese and foreign institutional investors. Having also established Diamond Realty Management Inc., an asset management company for private funds, in October 2004, we are determined to further expand our business by structuring and managing funds for retail properties, logistics warehouses and multi-family residential properties in this growth market.

5) Chemicals Group

Major structural changes have been taking place in the chemical products market on a global basis since last year. In petrochemicals, in particular, rising raw materials prices are making manufacturers in the Middle East more competitive in terms of cost while, at the same time, undermining the competitiveness of North American manufacturers. On the demand side, meanwhile, there is no sign of a let-up in expansion in the Asian market, particularly in China. Amid these market trends in fiscal 2005, tight supplies caused prices of petrochemicals to rise much higher than initially expected and then to remain high, creating favorable conditions for the upstream sector of the industry. This contrasted with the midstream and downstream sectors of the industry, which rely on these products as raw materials. Companies in these industry sectors fought an uphill battle as profitability worsened due to difficulty passing the higher raw materials prices on to end-product prices.

Market conditions in the chemical products industry are expected to regress. A number of forces in the industry at present look set to fan more intense competition. These include companies getting bigger and rationalizing as restructuring measures are implemented and a rush to expand and build new large facilities. While not showing through immediately, the effects of these and other factors on market conditions are expected to be fully evident in 2007 or thereafter.

Based on the foregoing discussion, in fiscal 2006, excluding temporary changes or the occurrence of unexpected events, movements in natural resource prices, regional risk stemming from political and social instability, end-user trends and other factors are likely to have a bigger impact on market conditions rather than industry conditions per se. Accordingly, assuming there is no major change in these factors from the present, there is little likelihood that petrochemicals prices will drop sharply. That means the upstream sector will benefit from continuing high prices. The midstream and downstream sectors can expect to see profits recover as the benefits of efforts to raise prices to reflect higher costs and to streamline operations emerge. Therefore, few causes for concern in the industry as a whole are foreseen for the time being. However, forecasts are difficult to make because the speed and extent of change in the operating environment in recent times has often defied conventional wisdom.

Regarding our results in fiscal 2005, there was a large increase in income from trading in the commodity chemicals field as we accurately tapped into the aforementioned market conditions. Investment-related earnings also rose, lifting our earnings above the record-high level of fiscal 2004.

In fiscal 2006, although softening market conditions could mean that income from trading falls short of the fiscal 2005 result, in the commodity chemicals field we will work to expand trading volume, raise quality, and strengthen operations through rationalization and the pursuit of greater efficiency as well as promote competitive resource-based business investments. In the functional chemicals field, we plan to stabilize earnings through the more effective deployment of resources, extension and strengthening of value chains, and by taking other actions. In the advanced sciences and technologies field, we will work to create new business models of the future, guided by a growth strategy that has innovation as its cornerstone. Through these actions we will build a more resilient framework for generating a consistent increase in earnings in this business group.

6) Living Essentials Group

The consumer market in Japan, the primary market for the Living Essentials Group, gives the impression of being saturated as a whole. On the other hand, as consumer values and lifestyles diversify, new growth categories are emerging and business models are changing. Illustrating this is greater demand for distinctive forms of value, such as products for good health, branded products and fresh food products. In today's market environment, popularity fades faster and product lifecycles are increasingly shorter. Companies that can read consumer trends and be first to respond to their changing needs are assured a competitive edge. The bargaining power is increasing in areas close to the downstream (retailing) sector. Under these circumstances, competition transcending industry and national borders is escalating in the Japanese consumer market, creating a clear division between winners and losers.

In fiscal 2006 and thereafter, attention will be focused on the extent of the recovery of consumer spending in Japan. However, we do not believe that there will be any significant change in the market as a whole. That is, the market will continue to be characterized by deflation and low growth. Furthermore, we believe that interest will grow in society with regard to the safety and reliability of food, health consciousness and environmental protection. These will be important issues for establishing one's credibility in society and industry.

In the food commodity and product fields, we do not expect to see a major increase in demand in Japan. Given this forecast, we will focus on strengthening our logistics framework on a nationwide scale. RYOSHOKU, Meidi-ya Corporation and other entities will form the nucleus of this drive. At the same time, we will focus on our activities in the growing take-out meal market and foodservice industry as the share of the foodservice market belonging to large organizations grows. Overseas, demand for food ingredients, particularly for grain, soybeans and other farm produce, is expected to remain high in China and elsewhere around the world. New supply sources to cater to this demand are emerging. To respond to changes in the worldwide flow of goods, we are establishing and strengthening bases. One action was the consolidation of food commodity-related businesses in North America in AGREX, Inc.

In the apparel field, SPA companies, which have seen their market shares increase, are now developing composite business models that augment existing products and services with household goods other than apparel, creating new markets in the process. By collaborating with Life Gear and other entities, we will strengthen our ability to respond to this trend in cross merchandising, including footwear, household goods and furniture.

In the general merchandise area, we expect that raw materials transactions will expand, supported by stable growth in the U.S. and high growth in China and elsewhere in Asia. In the cement business, in particular, we plan to expand our cement and ready-mixed concrete businesses in the Pacific Rim while diversifying market risk. Our approach will be to strengthen complementary relationships between Mitsubishi Cement Corporation on the West Coast of the U.S. and Yantai Mitsubishi Cement Co., Ltd. in China.

4. R&D Activities

Research and development costs in fiscal 2005 were approximately ¥2.2 billion. Included in these costs are development expenses for Highly-compressed Hydrogen Energy Generators (HHEG) that are being developed by the Head Office Technology & Business Development Dept.; expenses for developing applications for fullerenes in the nanotechnology field; and exploration expenses at consolidated subsidiary MDP.

5. Liquidity and Capital Resources

1) Fund Procurement and Liquidity Management

In procuring funds to support business activities, our basic policy is directed at raising funds in a stable and cost-effective manner. When procuring funds, we select and utilize, as needed, both direct financing, such as commercial paper and corporate bonds, and indirect financing, including bank loans, using the most advantageous means according to market conditions at the time. Because of our strong reputation in capital markets, we are able to procure funds at low interest rates. Regarding indirect financing, we maintain good relationships with a broad range of financial institutions in addition to main banks, including foreign banks, life and non-life insurance companies and regional banks, which allow us to procure funds on terms that are cost competitive.

In fiscal 2005, based on a policy of continuing to procure funds slightly in advance of when they are needed, we procured more long-term funds than were repaid during the fiscal year. Furthermore, as part of our policy to use means other than bonds and loans from life insurance companies as in the past to procure long-term funds, we procured ¥50.0 billion through a syndicated loan. As a result, on March 31, 2005, total interest-bearing liabilities at the parent company stood at ¥2,619.4 billion. On a consolidated basis, gross interest-bearing liabilities were ¥4,100.7 billion. Of the parent-company gross interest-bearing liabilities, approximately 94% represented long-term financing (approximately 87% on a consolidated basis), and the average remaining period was about 5 years. At present, the costs of procuring long-term funds are historically low. However, because interest rates could rise due to the end of the Japanese government's quantitative easing of its monetary policy and other factors, our basic policy will be to continue procuring long-term funds, including for replacing existing debt, particularly with respect to maturities of long-term debt, which are currently peaking.

Although the parent company performs most fund procurement activities, domestic and overseas finance companies, overseas companies and other subsidiaries also raise their own funds to supply funds for business investees. In particular, this sort of group financing has become the rule for procuring funds for business investees that become consolidated subsidiaries in Japan. As of March 31, 2005, group financing accounted for around 65% of the gross interest-bearing liabilities of business investees subject to this rule. Looking ahead, our policy is for fund procurement to be conducted principally by the parent company and domestic and overseas finance subsidiaries so as to secure stable funds at low cost for the group.

The current ratio as of March 31, 2005 was 126% on a consolidated basis. Management believes that its financial position is very sound from the perspective of liquidity. The parent company, Mitsubishi International Corporation (U.S.A.) and Mitsubishi Corporation Finance PLC (U.K.) as of March 31, 2005 had ¥258.1 billion in short-term debt, namely commercial paper and bonds scheduled for repayment within a year. But, with cash and deposits, bond investments due to mature within a year and a commitment line totaling ¥880.4 billion, we believe we have a sufficient level of liquidity to meet current obligations. The coverage ratio for short-term debt is 341%.

Incidentally, the parent company has a yen-denominated commitment line of ¥310.0 billion with major Japanese banks. In addition, the parent company and Mitsubishi International Corporation (U.S.A.) have a commitment line of US$1.0 billion with leading U.S. and European banks. We have thus secured sufficient liquidity to quickly supply funds to both group companies and to the parent company.

Moody's Investors Service, Standard and Poor's (S&P) and Rating and Investment Information, Inc. (R&I) reviewed the ratings of all *sogo shosha* in Japan in February and March 2005. As a result of these reviews, Mitsubishi Corporation's ratings were left unchanged, while the ratings of Mitsui & Co., Ltd., Sumitomo Corporation and other *sogo shosha* were raised one rank. While all *sogo shosha* turned in strong performances due to surging natural resource prices and other factors, Mitsubishi Corporation's additional assistance to MMC was deemed to be a negative factor in evaluating our credit standing.

Working Capital, Current Ratio



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Working Capital (Left)
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In February 2005, Moody's announced that it was leaving its long- and short-term ratings of Mitsubishi Corporation unchanged at A3 (outlook positive) and P2, respectively, following a rating review. While Moody's pointed to the risk of a negative impact on our short-term results due to the additional assistance of ¥100.0 billion for MMC announced in January 2005, it also stated that the effect of this assistance on earnings and our financial base was limited because our results on a consolidated basis remain firm. However, the investment in MMC was stated as a risk peculiar to the business model of Japanese *sogo shosha* in that exposure is concentrated on a specific company. We believe that for Mitsubishi Corporation to obtain a rating increase in the future, we need to generate earnings from various business lines, to have strong support from our main bank, to vigorously and actively monitor investments after their approval, and to set an upper limit on the concentration of investments.

Based on the comments of rating agencies, we will continue to monitor MMC's progress with its revitalization plan and, at the same time, strengthen risk management and work to generate higher earnings from key businesses with the aim of obtaining a higher rating.

Interest Coverage Ratio

	Billions of Yen		
	2003	2004	**2005**
Operating income	¥100.6	¥130.5	**¥183.4**
Interest income	33.8	29.4	**41.5**
Dividend income	28.1	28.1	**42.4**
Total	162.5	188.0	**267.3**
Interest expense	(47.8)	(40.0)	**(43.2)**
Interest coverage ratio (times)	3.4	4.7	**6.2**

* Operating income = Gross profit − (Selling, general and administrative expenses + Provision for doubtful receivables)

2) Total Assets, Liabilities and Shareholders' Equity

Total assets as of March 31, 2005 stood at ¥9,149.9 billion, ¥757.1 billion, or 9.0%, higher than a year ago. This was mainly attributable to an increase in trade receivables, resulting from higher transaction volume at the parent company and subsidiaries, and to an increase in investments due to the purchase of an additional equity interest in an affiliate and the purchase of new shares.

Current assets increased ¥603.7 billion, or 14.1%, to ¥4,873.7 billion. This reflected such factors as an increase in cash due to asset sales at the parent company, an increase in trade receivables at the parent company due to higher crude oil prices and higher trading volumes, and increases in trade receivables and inventories at Metal One due to rising prices for steel products.

Total investments and non-current receivables increased ¥220.3 billion, or 8.5%, to ¥2,820.2 billion. This was due in part to an increase in investments, including an additional investment in an affiliate in an LNG-related project, increases in unrealized gains due to IPOs at certain portfolio companies and the acquisition of shares in MMC.

Property and equipment—net decreased ¥51.0 billion, or 4.0%, to ¥1,227.2 billion. This was mainly the net result of growth in assets for leasing and the sale of company-owned sections of the Shinagawa Mitsubishi Building.

Total liabilities increased ¥428.0 billion, or 6.1%, to ¥7,414.5 billion, due in part to increases in trade payables at the parent company and subsidiaries and the net increase in long-term debt.

Current liabilities increased ¥414.2 billion, or 12.0%, to ¥3,860.4 billion. This was due to factors such as an increase in trade payables at the parent company owing to rising crude oil prices and higher trading volume, and higher trade payables at Metal One due to strong market conditions for steel products.

Long-term debt was ¥3,024.7 billion, about the same as a year ago. There was a decrease due to the transfer of long-term debt to short-term debt, but long-term debt was newly procured through a syndicated loan, resulting in little change from March 31, 2004.

Accrued pension and severance liabilities declined ¥28.0 billion, or 34.0%, to ¥54.2 billion. This was mostly due to the transfer of the Substitutional Portion of the Employees' Pension Fund in fiscal 2005.

Deferred income taxes liabilities increased ¥71.3 billion, or 51.9%, to ¥208.9 billion, mainly as a result of unrealized gains on newly listed shares classified as available-for-sale securities.

Minority interests increased ¥49.5 billion, or 27.3%, to ¥230.9 billion. This was due to higher earnings at subsidiaries, new consolidations of subsidiaries and other factors.

Total shareholders' equity increased by ¥279.6 billion, or 22.8%, to ¥1,504.5 billion over the prior year-end. This rise reflected an increase in net income, a ¥121.5 billion increase in net unrealized gains on securities available for sale due to the aforementioned IPOs of portfolio companies, and a decrease of ¥5.1 billion in minimum pension liability adjustments in line with a decrease in unfunded pension obligations due to the transfer of the Substitutional Portion of the Employees' Pension Fund. These changes more than offset a ¥10.6 billion increase in foreign currency translation adjustments.

Net interest-bearing liabilities, gross interest-bearing liabilities minus cash and cash equivalents, at March 31, 2005 were ¥3,479.0 billion, ¥41.8 billion less than a year ago. As a result, the net debt-to-equity ratio, which is net interest-bearing liabilities divided by total shareholders' equity at year-end, declined from 2.9 times at March 31, 2004 to 2.3 times.

Interest-Bearing Liabilities, Net Debt-to-Equity Ratio, Return on Invested Capital (ROIC) (core earnings)

	Billions of Yen		
	2003	2004	**2005**
Short-term debt	¥ 918.8	¥1,025.2	**¥1,115.4**
Long-term debt	2,994.1	2,987.2	**2,983.7**
Total shareholders' equity	938.6	1,224.9	**1,504.5**
Net debt-to-equity ratio (times)	3.8	2.9	**2.3**
ROIC (core earnings) (%)	3.7%	3.9%	**5.9%**

3) Cash Flows

Cash and cash equivalents as of March 31, 2005 were ¥576.8 billion, ¥101.2 billion, or 21.3%, higher than a year ago, mainly the result of an increase in cash resulting from strong operating activities.

Net cash provided by operating activities was ¥148.6 billion. Cash was provided mainly by dividends received, chiefly from natural resource-related businesses, and strong operating transactions at domestic food-related subsidiaries, as well as overseas automobile and natural resource-related subsidiaries. These inflows were partly offset, however, by an increase in working capital requirements at Metal One owing to an increase in transactions due to favorable movements in steel product prices.

Net cash used in investing activities was ¥51.6 billion despite proceeds from the sale of the Shinagawa Mitsubishi Building at the parent company and the sale of property and equipment at domestic logistics-related subsidiaries, as well as proceeds from the redemption of bonds and collection of loans receivable. These inflows were outweighed by large outlays for the purchase of shares in MMC, investments in overseas natural gas projects, including Sakhalin II, and acquisition of airplane leasing assets.

However, net cash used in investing activities was more than offset by net cash provided by operating activities. Therefore, while declining from fiscal 2004, free cash flows were ¥96.9 billion.

Net cash provided by financing activities was ¥3.3 billion. The parent company procured medium- and long-term funds and Metal One procured funds sufficient for its increase in working capital requirements. These inflows were mostly offset by steady progress made in repaying debt at overseas shipping subsidiaries and other entities.

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6. Strategic Issues and Outlook

1) Management Issues and Plans

In July 2004, we launched a new medium-term management plan. Covering the four-year period from fiscal 2005 to fiscal 2008, the plan is called INNOVATION 2007—Opening Up A New Era.

■ The Vision

INNOVATION 2007 reflects the vision of MC as "a new industry innovator."

Amid increasing structural change in society, this vision means proposing and creating new paradigms by changing industries based on market needs. It also means supporting the creation of new, next-generation industries. These aims will be achieved by leveraging two of MC's strengths: participation in all manner of industries on a global basis and an innate ability to shape markets. Thus, our vision is to play the dual role of contributing to the development of industries and formulating growth strategies with customers.

■ The Four-Year Business Plan and Its Targets

Guided by this vision, we envision a triple-jump image of growth: "hop," "step" and "jump." The first two stages, "hop" and "step," are each two-year periods, together covering the four-year period of the plan, which will take us to the "jump" stage.

During the "hop" stage, we will place emphasis on the strengthening of management systems, actions to develop growth businesses of the future and the development of human resources. The "step" stage will see the continuation of strategies to take us to a new growth plane. In the "jump" stage, the goal is to ensure that we can consistently deliver consolidated net income of at least ¥200 billion.

In fiscal 2005, we posted record consolidated net income of ¥182.4 billion, the result of ongoing actions to allocate management resources in a manner that prioritizes strategic business fields, and of favorable conditions in natural resource markets. We are forecasting even higher consolidated net income of ¥280 billion in fiscal 2006 for the same reasons. But our policy is to execute a growth strategy so as to achieve, on a consistent basis, consolidated net income of at least ¥200 billion even without the benefit of strong natural resource markets.

At the end of fiscal 2006, the end of the "hop" period, we plan to review the numerical targets of INNOVATION 2007, taking into consideration the medium- and long-term prospects for the economic environment, including such factors as natural resource prices.

■ Specific Policies

We are devising and implementing various strategies to achieve the following three basic concepts of INNOVATION 2007.

(1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

(2) Develop Human Assets
(Motivate Employees and Enhance Their Business Sensitivity)

(3) Reinforce Internal Systems
(Continuously Strengthen the Management System)

(1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

Our medium- to long-term growth strategy consists of the following policies.

a. Strengthen Core Businesses

Our strategy is to concentrate management resources in areas that are expected to grow and where we can leverage our strengths. These areas include natural gas, crude oil resources, metal resources, automobile operations, overseas IPP business, resource-based chemicals, foods (commodity), foods (products), financial services, and medical and nursing care-related businesses.

To support these growth strategies, we will strengthen Corporate Staff functions, namely financial accounting, finance, corporate revitalization and business strategy proposal. At the same time, we will upgrade the activities of our network in Japan and abroad to support growth in global business investments under consolidated group management. By also enhancing the ability of these bases to provide business-sensitive information, we aim to increase business opportunities.

b. Target Future Strategic Fields

To participate in next-generation strategic fields, we appointed a Chief Innovation Officer on April 1, 2005 and at the same time established the Innovation Center, which reports directly to this officer.

The Innovation Center, in addition to current company-wide development endeavors, will coordinate and promote the innovation strategy of the company as a whole. This will include involvement in new businesses in each business group and making greater use of cross-organizational workshops, which are established on a case-by-case basis to tackle areas of interest to multiple business groups.

c. Take Actions in Strategic Regions

We regard China and India, countries enjoying remarkable economic growth, as strategic regions that demand a company-wide emphasis. To strengthen activities in China, in particular, on April 1, 2005 we appointed a Regional Officer for China (a director to be responsible for China) and established the China Business Development Office under this officer. The Regional Officer for China will formulate and promote a company-wide strategy for China as well as work with business groups on their individual strategies for the country.

(2) Develop Human Assets
(Motivate Employees and Enhance Their Business Sensitivity)

We are putting in place systems and creating the environment, as outlined below, for nurturing and retaining human resources and motivating employees further.

a. Nurture and Retain Human Resources to Support Growth

We recognize the importance of our obligation to develop human resources with outstanding business sensitivity. Based on this recognition, we are working from a long-term perspective to groom people with the ability to function as CEOs and CFOs of subsidiaries and affiliated companies, as well as grooming reliable people with the ability to build businesses that respond to customer needs, an approach that has long been the foundation of our approach to business. We will also retain and nurture people to support our growth strategy.

b. Establish Systems to Motivate Employees Further

Ongoing efforts are being made to establish personnel systems, such as evaluation and training systems, so as to further motivate employees and bring out the best in them.

(3) Reinforce Internal Systems
(Continuously Strengthen the Management System)

To advance our growth strategy and upgrade group management, we are further strengthening our management system.

a. We continue to use our basic management infrastructure, namely balance sheet management methods, the Mitsubishi Corporation Value Added (MCVA) management indicator and the business unit (BU) system that were introduced to promote the prioritization of strategic business fields, as we further strengthen the management of our business portfolio.

b. We are refining management systems using IT and establishing systems that facilitate appropriate decision-making by providing management with more accurate information on a more timely basis. One result of these actions was the ability to release earnings results for the fiscal year ended March 31, 2005 before the end of April 2005, about two weeks earlier than in past fiscal years.

c. We are strengthening and continuously improving internal control systems on a consolidated basis so as to ensure compliance, proper financial reporting and the efficient monitoring, management and handling of all business risks in a systematic manner.

■ **About Stakeholders**

Under INNOVATION 2007, our stance on stakeholders is expressed in a "stakeholder triangle" of three main groups: shareholders and creditors, customers and business partners, and employees. Our policy is to manage the company in a way that considers the balance among all stakeholder interests.

2) Basic Policy Regarding the Appropriation of Profits

In the past, we have adhered to a basic policy of using retained earnings to accelerate growth and maximize corporate value while paying a stable dividend. In fiscal 2004, we raised the annual ordinary dividend from ¥8 per share to ¥10 per share. Together with a special dividend of ¥2 per share, we paid a dividend of ¥12 per share for fiscal 2004. This reflected the fact that we had created an operating base capable of generating consolidated net income of over ¥100 billion.

In fiscal 2005, we posted record consolidated net income of ¥182.4 billion. For fiscal 2006, we are forecasting a third consecutive year of higher consolidated net income to a record high ¥280 billion. Because of this, while adhering to a basic policy of using retained earnings to accelerate growth and maximize corporate value, we decided that, effective from fiscal 2005, dividends will also be linked to consolidated net income.

In accordance with this stance, we paid an annual ordinary dividend for fiscal 2005 of ¥18 per common share, up ¥6 per share, or 50%, from the previous forecast of ¥12.

For fiscal 2006, we plan to raise the annual ordinary dividend from fiscal 2005 by ¥8, or around 40%, to ¥26 per common share if we achieve our current consolidated net income forecast of ¥280 billion.

3) Main M&A Activities

In 2004, we acquired more than 89.57% of San-Esu Inc. following a request for management support by this major confectionery wholesaler, making it a consolidated subsidiary. We have had a trading relationship with San-Esu since the early 1970s and this company is an important trading partner in the intermediary distribution of confectionery. At the end of March 2004, San-Esu saw shareholders' equity fall substantially due to capital loss on investments and subsequently approached us with a request to provide support by subscribing to a private placement of shares. We decided to invest in San-Esu in light of our 33-year trading relationship with the company and because bringing San-Esu under the umbrella of the MC Group would, from a strategic perspective, strengthen our capabilities in the intermediary distribution of confectionery. We are championing a strategy built around a full line of food products. Our policy is to grow San-Esu as the nucleus of our confectionery wholesale business alongside processed food wholesaler RYOSHOKU.

In October 2004, we agreed with Meidi-Ya Co., Ltd. to establish a company for the wholesale of foods and alcoholic beverages. Capitalized at ¥5.0 billion, the new company is owned 51% and 49% by Mitsubishi Corporation and Meidi-Ya, respectively. The new company, which acquired the goodwill, assets and other parts of Meidi-Ya's wholesaling division, started operations as Meidi-ya Corporation in April 2005. Meidi-ya Corporation thus took over the commercial rights, functions and personnel of Meidi-Ya's wholesale business and inherited Meidi-ya's proud history in this field. By also using our extensive information network, reputation for reliability and financial strength, Meidi-ya Corporation aims to be a comprehensive intermediary distributor of food and alcoholic beverages providing high-quality services that satisfy customers.

In the chemical products field, in fiscal 2005 we purchased additional shares in Saudi Petroleum Development to make it an equity-method affiliate. Saudi Petroleum is the Japanese investment company for SHARQ, a Saudi Arabia-based joint venture with Saudi Basic Industries Corporation that manufactures and sells petrochemical products. As a result of the additional investment, we now have a shareholding of 21.09% in Saudi Petroleum. SHARQ uses natural gas produced in Saudi Arabia as a feedstock for producing ethylene, ethylene glycol, polyethylene and other petrochemical products. SHARQ's close proximity to this feedstock supply affords it a major competitive edge. We regard Saudi Petroleum as an important company in the context of resource-based chemical products, one of the medium-term strategies of our Chemicals Group.

4) Outlook of Results for the Year Ending March 31, 2006

We are forecasting operating transactions of ¥17,500.0 billion, about the same as in fiscal 2005. This forecast assumes a decrease in petroleum-related transactions at the parent company, but increases in transaction amounts at metal resource-related subsidiaries due to sharply higher coking coal prices. The forecast also incorporates the effect of consolidating food-related subsidiaries, among other factors.

Gross profit is expected to increase ¥122.2 billion to ¥1,000.0 billion due to such factors as the consolidation of food-related subsidiaries as well as significantly higher gross profit at metal resource-related subsidiaries due to sharply higher coking coal prices. Operating income is also forecast to increase significantly year on year for the same reasons.

Net income is projected to rise ¥97.6 billion to ¥280.0 billion in the absence of the goodwill impairment loss on Mitsubishi Corporation's investment in LAWSON, INC. recorded in fiscal 2005 and due to the higher operating income, among other factors.

Our forecasts assume an exchange rate of ¥100.0 to US$1, a crude oil price of US$36.0/BBL and an interest rate (TIBOR) of 0.20%.

Exchange Rates of Major Currencies


(¥)
150
100
50
0
00.4
01.4
02.4
03.4
04.4
05.3
US$
Euro
A$
Yuan

Nominal GDP Growth Rates of Major Countries / Regions


(%)
20
10
0
-10
00
01
02
03
04
Japan
U.S.A.
China
Brazil
India
Eight Asian Countries / Regions (Singapore, Thailand, Indonesia, Philippines, Malaysia, Hong Kong, South Korea, Taiwan)

Reference: Changes of Basic Assumptions

	FY2006 (Est.)	FY2005 (Act.)	Change
Exchange rate	¥100.0/US$1	¥107.5/US$1	–¥7.5/US$1
Crude oil price	US$36.0/BBL	US$36.5/BBL	–US$0.5/BBL
Interest rate (TIBOR)	0.20%	0.09%	+0.11 points

Note: Earnings forecasts and other forward-looking statements in this annual report are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

7. Business Risks

1) Risks of Changes in Global Macroeconomic Conditions

As we conduct businesses on a global scale, there is a relationship between our operating results and economic trends in major countries around the world. Economic trends in Japan are undeniably important, but, as a result of focusing for many years on operations overseas, the effect of the Japanese economy on our operating results has become relatively smaller in recent years. On the other hand, there has been an increase in the effect on our operating results of economic conditions in Asian countries, where we have many business investments and that are the primary countries with which we trade.

Moreover, economic conditions in China may have a direct effect on our consolidated operating results because this country is a major export destination for plants, construction machinery parts, steel products, ferrous raw materials, chemical products, and other products from the parent company and subsidiaries. In addition, our natural resource businesses, in particular, may be affected by economic trends in China because demand from the country has a significant bearing on prices of energy resources such as LNG and crude oil, as well as of metal resources such as coking coal, copper and aluminum.

In Thailand and Indonesia, we have various automobile businesses based on automobile assembly plants, distribution and sales companies and financial services companies jointly established with Japanese automakers. Because automobile sales volume reflects internal demand in each of these countries, economic trends in both Thailand and Indonesia may have a significant bearing on earnings from our automobile businesses.

2) Market Risks

a. Commodity Market Risk

In the course of our business activities, we are exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, and a producer and seller of industrial products of our investees. Product categories that may have a large impact on our operating results are as follows:

(Energy Resources)
We hold upstream rights to LNG and crude oil, and/or liquefaction facilities in Western Australia, Malaysia, Brunei and other regions. Movements in LNG and crude oil prices may have a significant impact on operating results in these businesses.

Fundamentally, LNG prices are linked to crude oil prices. Roughly speaking, a US$1/BBL fluctuation in the price of crude oil would have an approximate ¥1 billion effect on net income for LNG and crude oil combined, mainly through a change in equity-method earnings. However, fluctuations in the price of LNG and crude oil might not necessarily be immediately reflected in our operating results because of timing differences.

(Metal Resources)
Through wholly owned Australian subsidiary MDP, we produce and sell 25-26 million tonnes per year of coal, mainly coking coal, a steelmaking raw material. Fluctuations in the price of coking coal may affect our consolidated operating results through MDP's earnings. The majority of the coking coal is sold on the basis of long-term contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used for shipments in the applicable fiscal year. Therefore, movements in the price of coking coal during fiscal 2006 are expected to have only a small impact on our operating results because prices have basically already been set for coal to be sold by MDP in fiscal 2006. Based on estimates of the impact of changes in annual contract prices for coal on consolidated net income derived from MDP's earnings forecasts for fiscal 2006, a US$1 fluctuation in the average export price per one tonne of coal sold by MDP would have a ¥2 billion effect on our consolidated net income. However, the impact of fluctuations in coal prices on our consolidated net income cannot be determined through the above sensitivity analysis alone. This is because MDP's operating results are also significantly affected by other factors besides coal prices, such as fluctuations in exchange rates for the Australian dollar, U.S. dollar and yen, production costs, and sales volumes.

In addition, as a producer, we are exposed to the risk of price fluctuations in copper and aluminum. With respect to copper, a US$100 fluctuation in the price per one tonne would affect net income by ¥450 million, while a US$100 fluctuation in the price per one tonne of aluminum would have a ¥1 billion impact on net income. These figures are based on the fiscal 2005 results of our consolidated subsidiaries in these respective businesses.

(Petrochemical Products)
We are engaged in a broad range of trading activities for petrochemical products manufactured from raw materials such as naphtha and natural gas. The prices of petrochemical products are largely determined for each product on an individual basis based on the prices of the above raw materials, supply-demand dynamics and other factors. Fluctuations in the prices of these raw materials may affect earnings from these trading transactions.

We have made investments in manufacturing and sales companies for petrochemicals such as paraxylene, benzene and methanol in Malaysia and Venezuela. Our equity-method earnings would be affected by changes in the operating results of these companies due to price movements.

b. Foreign Currency Risk
We bear some foreign currency risk in the course of our trading activities, but use forward contracts and other financial techniques to hedge foreign currency risk. Therefore, we do not retain a level of risk that would have a major effect on our operations.

However, because dividends received from overseas businesses and equity in earnings of overseas consolidated subsidiaries and equity-method affiliates are relatively high in proportion to our net income, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a ¥1 change relative to the U.S. dollar would have an approximate ¥1.2 billion effect on consolidated net income.

Regarding our investments in overseas businesses, an appreciation in the yen poses the risk of lowering shareholders' equity through a negative effect on the foreign currency translation adjustments account. Consequently, we implement various measures to prevent increased exposure to foreign currency risk on investments such as by hedging foreign currency risks with respect to new large investments.

c. Equity Price Risk
As of March 31, 2005, we owned approximately ¥1,130.0 billion in marketable equities, mostly equity issues of customers, suppliers and group companies, which exposes us to the risk of fluctuations in equity prices. As of the same date, we had net unrealized gains of approximately ¥550.0 billion based on market prices, a figure that could change depending on future fluctuations in equity prices.

A fall in equity prices could cause an increase in pension expenses by reducing pension assets and consequently increasing the pension shortfall. Accordingly, in managing pension assets, we have shifted to an investment policy that puts emphasis on so-called absolute returns, i.e. an investment strategy aimed at generating fixed returns, without being influenced by fluctuations in market indexes.

d. Interest Rate Risk

As of March 31, 2005, we had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately ¥4,100 billion, almost all of which bears floating interest rates. However, interest rate risk is offset with respect to the vast majority of these liabilities by trade receivables, loans receivable and other operating assets, which are affected by changes in interest rates. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities and property and equipment generate trading income as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, these expenses will be offset by an increase in income from commensurate asset holdings. Therefore, we believe that interest rate risk is minimal.

At present, a 1 percentage point increase in the short-term yen-denominated interest rate would have the effect of raising interest expenses by approximately ¥8.0 billion on a non-consolidated basis. However, rising interest rates could have the effect of lowering pension expenses by prompting an increase in the discount rate used to calculate outstanding pension liabilities.

To establish a fund procurement strategy and manage interest rate risk exposure, we have established the ALM Committee to monitor market movements in interest rates, thereby putting in place a system to respond flexibly to market risks.

3) Credit Risk

We are exposed to credit risk in the form of losses arising from deterioration in the credit of or bankruptcy of customers resulting from our various operating transactions. To manage this risk, we have established credit and transaction limits for each customer as well as introduced an internal rating system. Related BUs carry out necessary internal approval procedures based on a system whereby authorization limits are determined by these internal ratings and the amount of credit. We also hedge risk by requiring collateral or a guarantee depending on the credit profile of the counterparty.

The internal rating system assigns a rating from 1 to 10 based on the financial condition of the customer, while also taking into account qualitative considerations. Under this system, we set credit limit procedures, monitor risks and establish general allowances for estimated uncollectible receivables from customers with low credit ratings.

The Corporate Staff Section, which is independent of related BUs, conducts a complete review of customers on a company-wide basis every year, designating certain customers that could have a major effect on our operating results to be managed.

The provision for doubtful receivables for the past three years was ¥22.5 billion in fiscal 2003, ¥7.4 billion in fiscal 2004 and ¥9.4 billion in fiscal 2005.

4) Country Risk

We bear country risk in relation to transactions and investments with overseas companies in the form of delays or inability to collect money or conduct business activities due to socioeconomic conditions in the countries where they are domiciled. We take appropriate risk hedging measures that involve, in principle, hedges via third parties through such means as taking out insurance, depending on the nature of the project. Furthermore, we have established the Country Risk Committee, under which country risk is managed through a country risk countermeasure system.

The country risk countermeasure system classifies countries with which we trade into six categories based on risk exposure in terms of total investments, advances, guarantees and trade receivables, net of hedges, as well as creditworthiness by country (country rating). Country risk is controlled through the establishment of risk limits for each category. Related BUs carry out necessary internal approval procedures based on this system, whereby authorization limits are determined by category. Furthermore, we set minimum returns for country ratings for use in deciding whether to proceed with individual projects. In principle, projects failing to meet this requirement are not approved. Moreover, the Country Risk Committee regularly monitors company-wide risk by country and reviews country ratings, as well as reports to the Executive Committee, a body made up of the company president and other senior executives.

As of March 31, 2005, our risk exposure in main trading countries was as follows. Total investments, loans receivables and guarantees in 7 Asian countries and regions (Indonesia, Thailand, South Korea, Malaysia, China, Hong Kong and the Philippines) were ¥509.1 billion (¥432.9 billion was unhedged by trade insurance and other means). Trade receivables were ¥271.2 billion. Total investments, loans receivables and guarantees in 2 Latin American countries (Mexico and Brazil) were ¥93.7 billion (¥88.8 billion was unhedged by trade insurance and other means). Trade receivables were ¥16.6 billion. Moreover, total investments, loans receivables and guarantees in Russia were ¥178.5 billion (¥177.3 billion was unhedged by trade insurance and other means). There were no trade receivables with respect to Russia.

5) Business Investment Risk

We participate in the management of various companies by acquiring equity and other types of interests. These business investment activities are carried out with the aim of expanding our business and deriving capital gains. However, we bear various risks related to business investments, such as the possible inability to recover our investments and exit losses and being unable to earn the planned return on investment. Regarding the management of business investment risk, in the case of new business investments, we quantitatively monitor the downside risk of investments and evaluate whether the

investment return exceeds the minimum expected rate of return, which is determined internally according to the extent of the risk.

After investing, we manage risk on an individual basis with respect to business investments to achieve the investment goals set forth in the business plan formulated every year.

Business investments that could have a major effect on our operating results are designated for management at Head Office level. We establish standards with respect to the operating results of business investments. Where an investee fails to clear these standards and we deem that the profitability of the investment has not increased as planned, we apply exit rules for the early sale of our equity interest or liquidation of the investee to preserve the quality of our asset portfolio.

6) Support for Mitsubishi Motors Corporation

Together with Mitsubishi Heavy Industries, Ltd. and the Bank of Tokyo-Mitsubishi, Ltd., we evaluated the Mitsubishi Motors Revitalization Plan announced in January 2005. At the request of MMC, and considering all factors including an in-depth due diligence review of MMC by over 150 external experts, the three Mitsubishi group companies decided to provide an injection of equity totaling ¥274.0 billion in MMC by subscribing to private placements of MMC shares. Of the total investment, we subscribed to ordinary shares and Class G preferred shares (Series 2) of MMC, both of which were issued in March 2005, making investments of ¥51.3 billion and ¥18.7 billion, respectively. As a result, our risk exposure to MMC was roughly ¥160.0 billion as of March 31, 2005.

We plan to purchase operating assets or provide an additional injection of equity no later than March 2006 to meet our pledge of increasing MMC's equity by an additional ¥30.0 billion.

In addition to having direct business dealings with MMC, we have cooperative relationships with this automaker in countries around the world to conduct businesses centered on local sales companies and downstream business fields. Some examples are automobile-related distribution and sales companies in Asia and finance businesses in Europe. Our total MMC-related risk exposure, including both our risk exposure to MMC proper and our exposure to operating assets, investments in joint businesses, and other assets tied up with joint operations worldwide, was roughly ¥290.0 billion at March 31, 2005.

Note: Earnings forecasts and other forward-looking statements in this annual report are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

8. Critical Accounting Estimates

The preparation of these financial statements requires management to make estimates that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the fiscal year-end and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates and judgments, including the valuation of receivables, investments, long-lived assets, inventories, revenue recognition, income taxes, financing activities, restructuring costs, pension benefits, contingencies, litigation and others. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following are our critical accounting estimates. These estimates were considered "critical" because:

- the estimates require us to make assumptions about matters that are highly uncertain at the time the estimate is made, and
- different assumptions that we reasonably could have used in the current period could have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations.

1) Valuation of Receivables

The valuation of receivables is a critical accounting estimate, as the balance of our trade receivables, notes and loans is significant. We perform ongoing credit valuations of our customers and adjust credit limits based upon the customer's payment history and current creditworthiness, as determined by our review of the customer's current credit information. We continuously monitor collections and payments from our customers and we establish credit limits and an allowance for doubtful accounts based upon factors surrounding specific customer collection issues that we have identified, past credit loss experience, historical trends, evaluation of potential losses in the outstanding receivables, credit ratings from applicable agencies and other information.

For each of our customers, we monitor financial condition, credit level and collections on receivables as part of an effort to reach an appropriate accounting estimate for the allowance for doubtful accounts. Also, for the valuation of long-term loans receivables, we use the discounted cash flow method, which is based on assumptions such as an estimate of the future repayment plan and discount rates.

For the year ended March 31, 2004, we decreased our total allowance for doubtful accounts by ¥15.6 billion, or 8.5%, to ¥167.0 billion.

For the year ended March 31, 2005, we collected or wrote off part of the doubtful accounts, for which we had provided an allowance in previous years, with respect to certain customers in the Machinery Group. As a result, we decreased our total allowance for doubtful accounts by ¥9.6 billion, or 5.7%, to ¥157.4 billion. The allowance for doubtful accounts represented approximately 4.9% and 4.2% of our total receivables (current and non-current) as of March 31, 2004 and 2005, respectively.

Management believes that the evaluation of receivables is reasonable, the balance of the allowance for doubtful accounts is adequate and the receivables are presented at net realizable value; however, these valuations include uncertainties that may result in the need for the company to increase the allowance for doubtful accounts in the future.

2) Valuation of Investments

Our investments consist of debt and equity securities, which are reported using either the cost method or the equity method. The valuation of investments is a critical accounting estimate because fair value is susceptible to change from period to period, and also because the outstanding balance of our investments is significant.

We assess impairment of investments by considering whether a decline in value is other than temporary based on the length of time and the extent to which the fair value has been less than the carrying value and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. We assess impairment of available-for-sale securities based on their market values while equity method investments and other investments are assessed by considering their market values, financial condition, performance, business circumstance, near-term prospects and future cash flows of the issuer.

If the decline in value is judged to be other than temporary, the carrying value of the investment is written down to fair value.

In each of the last three years, we have tested investments for impairment using similar methods and in each year we determined that, based on our assumptions, certain investments should be recognized as impaired. For the years ended March 31, 2003, 2004 and 2005, impairment losses of ¥70.1 billion, ¥39.0 billion and ¥84.9 billion (including ¥54.4 billion for an impairment loss related to our investment in LAWSON, INC. discussed later), respectively, were recognized in "Loss (gain) on marketable securities and investments—net" in the consolidated statements of income to reflect the declines in fair value of certain available-for-sale securities, investments in affiliated companies and other investments that were considered to be other than temporary.

For the year ended March 31, 2005, we recognized an impairment loss of ¥54.4 billion on our investment in LAWSON, a 31.7% owned equity-method investee. We evaluate the fair value of our investment in LAWSON based on a comprehensive evaluation of a number of factors, including independent appraisals based on the discounted cash flow ("DCF") method that reflect future business plans and share price movements. At the end of December 2004, we recognized an impairment loss on the investment due to the length of time that the stock market price had stayed below the carrying amount of the investment. The amount of loss was determined as the difference between the carrying amount of the LAWSON investment and the fair value based on the market price at the end of December 2004.

Management believes that the carrying value of its investments is reasonable; however, these valuations are subject to a number of uncertainties which may require further write-downs in the future.

3) Impairment of Long-Lived Assets

We review the carrying value of our long-lived assets, other than goodwill and other intangible assets, to be held and used, and to be disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future net cash flows expected to be generated by the asset. A long-lived asset to be disposed of by sale is reported at the lower of the carrying amount or fair value less costs to sell, and is no longer depreciated. A long-lived asset to be disposed of other than by sale is considered as held and used until disposed of.

If the carrying value of the asset is considered impaired, an impairment loss is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. An asset to be disposed of by sale is reported at the lower of the carrying amount or estimated fair value less costs to sell.

Estimated fair values of assets are primarily determined based on independent appraisals and discounted cash flow analysis. These evaluations use many estimates and assumptions such as future market growth, forecast revenue and costs, expected periods of utilization of the assets, discount rates and other factors.

In each of the last three years, we have determined that, based on our estimates and assumptions, certain long-lived assets should be recognized as impaired. These amounts are included in "Loss (gain) on property and equipment—net" in the consolidated statements of income. For the years ended March 31, 2003, 2004 and 2005, such impairment losses amounted to ¥9.3 billion, ¥19.0 billion and ¥29.0 billion, respectively.

During the year ended March 31, 2005, as a result of a profitability decline caused by the deterioration of the business environment related to some projects, we recognized impairment losses for long-lived assets, including equipment used on a phone line project, warehouses and land held for lease, and land and buildings.

Management believes that the estimates of discounted cash flows and fair values are reasonable; however, these valuations are subject to a number of uncertainties that may change the valuation of the long-lived assets due to unforeseen changes in business assumptions, and as a result, may require us to recognize further impairment in the future.

4) Pension Benefit Costs and Obligations

Employee pension benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. The discount rate and the expected long-term rate of return on plan assets are two critical assumptions in determining periodic pension benefit costs and pension liabilities. We evaluate these assumptions annually or when events occur that may have an impact on these critical assumptions.

The discount rate assumptions are determined on the rate available on high-quality fixed-income investments with a duration that approximately matches our employees' estimated period of service and benefit payments at the respective measurement dates of each plan. We increased the discount rate to 2.9%, an increase of 0.9 of a percentage point for the year ended March 31, 2004. For the year ended March 31, 2005, we set the discount rate at 2.4%, down 0.5 of a percentage point from the previous year, due to the decrease in long-term interest rates.

The assumption for the expected long-term return on plan assets is determined after considering the investment policy, long-term historical returns, asset allocation and future estimates of long-term investment returns. We estimated the expected long-term rate of return as 2.2% for the year ended March 31, 2004. As there was an upturn in investment returns, due mainly to the performance of the domestic equity market, unrealized actuarial losses decreased. Accordingly, we calculated pension benefit costs for the year ended March 31, 2005 assuming a 3.1% rate of return, an increase of 0.9 of a percentage point from the previous year.

In accordance with U.S. GAAP, the difference between actual results and assumptions is accumulated and amortized over future periods. Therefore, actual results generally affect the expense and obligations recognized in future periods. Management believes that the actuarial assumptions and methods used are appropriate in the circumstances; however, differences in actual experience or changes in assumptions may affect the pension obligations and future expenses.

5) Revenue Recognition

We are engaged in business activities such as the buying and selling of various commodities worldwide, financing for customers and suppliers relating to such activities, and organizing and coordinating industrial projects through our global business networks. We conduct import, export, offshore and domestic production, sales, marketing and distribution of a wide variety of products, including steel resources and nonferrous metals, oil and gas products, machinery, information technology and electronics, chemicals, food products and general consumer merchandise. We also perform various services such as consulting, information technology services, technical support, transportation and logistics. Revenue recognition policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance applied to individually complex transactions. In general, we recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when we have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies.

- **Revenues from trading, manufacturing and other activities—** We derive revenues from trading, manufacturing and other activities. Manufacturing and other activities are typically conducted through consolidated subsidiaries.

Trading activities

We derive revenues from margins related to various trading transactions in which we act as a principal, carry commodity inventory, and make a profit or loss on the spread between bid and asked prices for commodities.

Manufacturing activities

Manufacturing activities include the manufacture of a wide variety of products, such as electronics, metals, machinery, chemicals and general consumer merchandise and the development of natural resources.

Revenues from trading and manufacturing activities are recognized at the time the delivery conditions, as agreed to by customers, are met. These conditions are usually considered to have been met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed and any future obligations are perfunctory and do not affect the customer's final acceptance of the arrangement.

For long-term construction businesses, depending on the nature of the contract, revenues from long-term construction projects are accounted for by the completed contract method, unless costs to complete and extent of progress toward completion of long-term contracts are reasonably determinable, in which case we use the percentage-of-completion method.

Other activities
Other activities consist of services, and rental or leasing activities. Service-related activities include performance of various services such as financial and logistics services, information and communications, technical support and other service-related activities. We are also engaged in certain rental or leasing properties, including office buildings, aircraft and other industrial assets.

Revenues from service-related activities are recorded as revenue when the contracted services are rendered to third-party customers pursuant to the agreements. Revenues from rental or leasing activities are recognized over the terms of the underlying leases on a straight-line basis.

• **Trading margins and commissions on trading transactions—** We derive revenues from margins and commissions related to various trading transactions in which we act as a principal or an agent. Through our trading activities, we facilitate our customers' purchases and sales of commodities and other products and charge a commission for this service. The trading margins and commissions are recognized when we have met the general policy conditions as stated above.

6) Derivatives
We utilize derivative instruments primarily to manage interest rate risks, to reduce risk exposure to movements in foreign exchange rates, and to hedge market risks of various inventory and trading commitments. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively "SFAS No. 133"), all derivative instruments are reported on the balance sheet at fair value. SFAS No. 133 establishes criteria for the designation and effectiveness of hedging relationships.

With the adoption of SFAS No. 133, we are required to make assumptions in order to estimate the fair value of derivative instruments for which quoted market prices are not available and related hedged items.

We designate the derivative as either a fair value hedge or a cash flow hedge on the date on which the derivative contract is executed as long as the requirements to qualify for hedge accounting can be provided.

Changes in fair values of derivatives that are designated as fair value hedges are recognized in earnings, which offset the changes in fair value of related hedged assets, liabilities and firm commitments. Derivative instruments designated as cash flow hedges include interest rate swaps to convert floating liabilities to fixed-rate liabilities and foreign currency swaps to mitigate variability of the functional currency equivalent cash flows of certain debt obligations. Changes in fair values of derivatives that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged transactions occur and are recognized in earnings.

7) Recent Accounting Pronouncements
In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4," which amends Accounting Research Bulletins ("ARB") No. 43, Chapter 4, "Inventory Pricing," and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We will adopt SFAS No. 151 as of April 1, 2006. We are currently reviewing SFAS No. 151 to determine its impact on future financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires that compensation costs related to share-based payment transactions be recognized in the financial statements over the period that an employee provides service in exchange for the award. With limited exceptions, the amount of compensation cost is to be measured based on the grant-date fair value of the equity or liability instrument issued. In addition, liability awards are to be remeasured each reporting period. The adoption of SFAS No. 123R will not have a material impact on the companies' consolidated financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We will adopt SFAS No. 153 as of July 1, 2005.

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies the accounting for conditional asset retirement obligations under SFAS No. 143. FIN No. 47 acknowledges instances in which a lack of necessary information prevents companies from making a reasonable estimate of the fair value of an asset retirement obligation because the timing and/or method of settlement is uncertain, and clarifies when companies would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. We will adopt FIN No. 47 as of March 31, 2006. We are currently reviewing FIN No. 47 to determine its impact on future financial statements.

In March 2005, the EITF reached a consensus on Issue No. 04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry," that stripping costs incurred during production are variable production costs that should be considered a component of inventory in each period. That is, production stripping costs incurred in a given period should be associated with the activities of that period, without consideration of future potential benefits. EITF Issue No. 04-6 is effective for fiscal years beginning after December 15, 2005. We will adopt EITF Issue No. 04-6 as of April 1, 2006. We are currently reviewing EITF Issue No. 04-6 to determine its impact on future financial statements.

In April 2005, the FASB issued FSP No. FAS19-1, "Accounting for Suspended Well Costs," which amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and applies to companies that use the successful efforts method of accounting. FSP No. FAS19-1 provides circumstances that would permit continued capitalization of exploratory well costs beyond one year. In addition, FSP No. FAS19-1 requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion. FSP No. FAS19-1 is to be applied prospectively to the first reporting period beginning after April 4, 2005. We will adopt FSP No. FAS19-1 as of July 1, 2005. We are currently reviewing FSP No. FAS19-1 to determine its impact on future financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3," which changes the requirements for the accounting for and reporting of a change in accounting principle for all voluntary changes in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles, unless impracticable. SFAS No. 154 also requires that a change in the depreciation method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt SFAS No. 154 as of April 1, 2006.

Six-Year Financial Summary

Mitsubishi Corporation and Subsidiaries
Years Ended March 31

	2000 as Restated*5	2001 as Restated*5
Performance Measure:		
Operating transactions*1	¥13,112,801	¥13,995,298
Results of Operations:		
Revenues*2		¥ 3,020,626
Gross profit	¥ 575,058	603,716
Income before cumulative effect of changes in accounting principles	26,302	92,605
Cumulative effect of changes in accounting principles*3		
Net income	26,302	92,605
Financial Position at Year-End:		
Total assets	¥ 8,098,194	¥ 8,069,384
Working capital	168,996	289,386
Long-term debt, less current maturities	2,794,438	2,798,152
Total shareholders' equity	906,459	971,551
Amounts per Share:		
Income before cumulative effect of changes in accounting principles per share:		
Basic EPS	¥16.78	¥59.09
Diluted EPS	16.78	59.09
Cumulative effect of changes in accounting principles per share*3:		
Basic EPS		
Diluted EPS		
Net income per share*3:		
Basic EPS	16.78	59.09
Diluted EPS	16.78	59.09
Cash dividends declared for the year	8.00	8.00
Common Stock:		
Number of shares outstanding at year-end*4	1,567,176	1,567,172
Exchange Rates into U.S. Currency:		
(Per the Federal Reserve Bank of New York)		
At year-end	¥102.73	¥125.54
Average for the year	110.02	111.65
Range:		
Low	124.45	125.54
High	101.53	104.19

Note: The U.S. dollar amounts represent translations, for convenience, of yen amounts at the rate of ¥107=$1.

*1 *Operating transactions is a voluntary disclosure commonly made by similar Japanese trading companies and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1.*

*2 *The companies have reclassified revenues in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" for the year ended March 31, 2005. Prior year amounts have been restated to conform to the current year presentation. See Note 1.*

*3 *See Note 2.h.*

*4 *Treasury stock is not included.*

*5 *Prior year amounts have been restated to reflect the equity method of accounting for the companies' investment in SPDC Ltd. See Note 5.*

Millions of Yen				Millions of U.S. Dollars
2002 as Restated*5	2003 as Restated*5	2004 as Restated*5	**2005**	**2005**
¥13,230,675	¥13,328,721	¥15,177,010	**¥17,132,704**	**$160,119**
¥ 3,142,597	¥ 3,321,168	¥ 3,491,124	**¥ 4,145,884**	**$ 38,747**
643,922	718,580	769,381	**877,763**	**8,203**
60,702	53,919	116,020	**182,369**	**1,704**
	8,100			
60,702	62,019	116,020	**182,369**	**1,704**
¥ 8,148,902	¥ 8,099,500	¥ 8,392,833	**¥ 9,149,938**	**$ 85,513**
694,282	648,694	823,803	**1,013,286**	**9,470**
3,238,871	3,085,016	3,026,170	**3,024,709**	**28,268**
1,032,499	938,621	1,224,885	**1,504,454**	**14,060**
Yen				U.S. Dollars
¥38.74	¥34.42	¥74.11	**¥116.49**	**$1.09**
38.74	32.26	68.40	**107.58**	**1.01**
	5.18			
	4.86			
38.74	39.60	74.11	**116.49**	**1.09**
38.74	37.12	68.40	**107.58**	**1.01**
8.00	8.00	12.00	**18.00**	**0.17**
Thousands of Shares				
1,566,553	1,565,647	1,565,557	**1,565,749**	
Yen per U.S. Dollar				
¥132.70	¥118.07	¥104.18	**¥107.22**	
125.64	121.10	112.75	**107.28**	
134.77	133.40	120.55	**114.30**	
115.89	115.71	104.18	**102.26**	

Consolidated Balance Sheets

Mitsubishi Corporation and Subsidiaries
March 31, 2004 and 2005

ASSETS	Millions of Yen 2004 as Restated (Notes 2.f and 5)	Millions of Yen 2005	Millions of U.S. Dollars (Note 1) 2005
Current assets:			
Cash and cash equivalents	¥ 475,670	¥ 576,826	$ 5,391
Time deposits	15,942	43,253	404
Short-term investments (Note 4)	188,593	277,974	2,598
Receivables—trade (Note 21):			
Notes and loans	516,147	534,550	4,996
Accounts	1,988,181	2,260,887	21,130
Affiliated companies	218,381	252,252	2,357
Allowance for doubtful receivables (Note 6)	(57,599)	(62,521)	(584)
Inventories	558,966	667,968	6,243
Advance payments to suppliers	200,742	139,987	1,308
Deferred income taxes (Note 13)	59,415	56,289	526
Other current assets (Note 14)	105,537	126,240	1,180
Total current assets	4,269,975	4,873,705	45,549
Investments and non-current receivables:			
Investments in and advances to affiliated companies (Note 5)	821,529	835,079	7,804
Other investments (Note 4)	1,204,459	1,390,221	12,993
Non-current notes, loans and accounts receivable—trade (Note 21)	683,299	689,833	6,447
Allowance for doubtful receivables (Note 6)	(109,387)	(94,903)	(887)
Total investments and non-current receivables	2,599,900	2,820,230	26,357
Property and equipment—net (Notes 7 and 21)	1,278,181	1,227,161	11,469
Other assets (Notes 9, 13 and 14)	244,777	228,842	2,138
Total	¥8,392,833	¥9,149,938	$85,513

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2004 as Restated (Note 5)	2005	2005
Current liabilities:			
Short-term debt (Note 12)	¥ 525,150	**¥ 545,124**	**$ 5,095**
Current maturities of long-term debt (Note 12)	503,212	**561,484**	**5,248**
Payables—trade:			
Notes and acceptances	232,528	**240,260**	**2,245**
Accounts	1,604,999	**1,853,299**	**17,321**
Affiliated companies	60,441	**124,459**	**1,163**
Advances from customers	179,734	**128,585**	**1,202**
Accrued income taxes	53,037	**58,354**	**545**
Other accrued expenses (Note 14)	88,963	**100,107**	**936**
Other current liabilities (Notes 13 and 15)	198,108	**248,747**	**2,324**
Total current liabilities	3,446,172	**3,860,419**	**36,079**
Long-term liabilities:			
Long-term debt (Note 12)	3,026,170	**3,024,709**	**28,268**
Accrued pension and severance liabilities (Note 14)	82,133	**54,182**	**506**
Deferred income taxes (Note 13)	137,526	**208,873**	**1,952**
Other long-term liabilities (Notes 15 and 21)	294,498	**266,359**	**2,490**
Total long-term liabilities	3,540,327	**3,554,123**	**33,216**
Total liabilities	6,986,499	**7,414,542**	**69,295**
Minority interests	181,449	**230,942**	**2,158**
Commitments and contingent liabilities (Note 24)			
Shareholders' equity (Notes 13, 16, 17 and 25):			
Common stock—authorized, 2,500,000,000 shares; issued, 2004—1,567,193,508 shares and 2005—1,567,399,508 shares; outstanding, 2004—1,565,557,009 shares and 2005—1,565,749,445 shares	126,617	**126,705**	**1,184**
Additional paid-in capital	179,506	**179,632**	**1,679**
Retained earnings:			
Appropriated for legal reserve	36,077	**37,173**	**347**
Unappropriated	979,163	**1,138,509**	**10,641**
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	156,826	**278,288**	**2,601**
Net unrealized gains (losses) on derivatives	(174)	**2,883**	**27**
Minimum pension liability adjustments	(43,672)	**(38,542)**	**(360)**
Foreign currency translation adjustments	(208,645)	**(219,264)**	**(2,050)**
Subtotal	(95,665)	**23,365**	**218**
Less treasury stock—at cost, 1,636,499 shares in 2004 and 1,650,063 shares in 2005	(813)	**(930)**	**(9)**
Total shareholders' equity	1,224,885	**1,504,454**	**14,060**
Total	¥8,392,833	**¥9,149,938**	**$85,513**

Consolidated Statements of Income

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2003, 2004 and 2005

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2003 as Restated (Notes 1 and 5)	2004 as Restated (Notes 1 and 5)	2005	2005
Revenues (Notes 1 and 2.n):				
Revenues from trading, manufacturing and other activities	¥2,831,634	¥2,951,626	**¥3,518,120**	**$32,880**
Trading margins and commissions on trading transactions	489,534	539,498	**627,764**	**5,867**
Total revenues	3,321,168	3,491,124	**4,145,884**	**38,747**
[Operating transactions (Notes 1, 5 and 19): 2003—¥13,328,721 million; 2004—¥15,177,010 million; 2005—¥17,132,704 million—$160,119 million]				
Cost of revenues from trading, manufacturing and other activities	2,602,588	2,721,743	**3,268,121**	**30,544**
Gross profit (Note 19)	718,580	769,381	**877,763**	**8,203**
Expenses and other:				
Selling, general and administrative (Note 14)	595,392	631,422	**685,022**	**6,402**
Provision for doubtful receivables (Note 6)	22,549	7,436	**9,376**	**88**
Interest expense (net of interest income: 2003—¥33,835 million; 2004—¥29,373 million; 2005—¥41,479 million—$388 million)	13,984	10,642	**1,710**	**16**
Dividend income	(28,145)	(28,117)	**(42,402)**	**(396)**
Loss (gain) on marketable securities and investments—net (Notes 3, 4 and 5)	43,155	(5,258)	**63,757**	**596**
Loss (gain) on property and equipment—net (Notes 7 and 9)	5,573	18,428	**(8,328)**	**(78)**
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund (Note 14)			**(38,534)**	**(360)**
Other expense (income)—net (Notes 10, 20 and 24)	5,337	(15,291)	**(2,637)**	**(26)**
Total	657,845	619,262	**667,964**	**6,242**
Income from consolidated operations before income taxes	60,735	150,119	**209,799**	**1,961**
Income taxes (Note 13):				
Current	56,268	86,863	**97,313**	**909**
Deferred	(12,645)	(12,010)	**(3,562)**	**(33)**
Total	43,623	74,853	**93,751**	**876**
Income from consolidated operations	17,112	75,266	**116,048**	**1,085**
Minority interests in income of consolidated subsidiaries	(8,071)	(15,710)	**(30,774)**	**(288)**
Equity in earnings of affiliated companies (Note 5)	44,878	56,464	**97,095**	**907**
Income before cumulative effect of changes in accounting principles	53,919	116,020	**182,369**	**1,704**
Cumulative effect of changes in accounting principles (Note 2.h)	8,100			
Net income	¥ 62,019	¥ 116,020	**¥ 182,369**	**$ 1,704**

	Yen			U.S. Dollars
Net income per share (Notes 2.t and 18):				
Income before cumulative effect of changes in accounting principles:				
Basic	¥34.42	¥74.11	**¥116.49**	**$1.09**
Diluted	32.26	68.40	**107.58**	**1.01**
Cumulative effect of changes in accounting principles:				
Basic	5.18			
Diluted	4.86			
Net income:				
Basic	39.60	74.11	**116.49**	**1.09**
Diluted	37.12	68.40	**107.58**	**1.01**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2003, 2004 and 2005

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2003 as Restated (Note 5)	2004 as Restated (Note 5)	**2005**	**2005**
Net income	¥ 62,019	¥116,020	**¥182,369**	**$ 1,704**
Other comprehensive income (loss):				
Net unrealized gains (losses) on securities available for sale (Note 4):				
Net unrealized holding gains (losses) during the year	(64,043)	203,741	**208,834**	**1,952**
Reclassification adjustments for net losses (gains) included in net income	19,413	(35,771)	**(3,937)**	**(37)**
Net change during the year	(44,630)	167,970	**204,897**	**1,915**
Income tax benefit (expense) (Note 13)	20,114	(65,889)	**(83,435)**	**(780)**
Total	(24,516)	102,081	**121,462**	**1,135**
Net unrealized gains (losses) on derivatives (Note 10):				
Net unrealized gains (losses) during the year	(10,801)	4,611	**8,426**	**79**
Reclassification adjustments for net losses (gains) included in net income	5,033	8,146	**(4,246)**	**(40)**
Net change during the year	(5,768)	12,757	**4,180**	**39**
Income tax benefit (expense) (Note 13)	1,913	(2,931)	**(1,123)**	**(10)**
Total	(3,855)	9,826	**3,057**	**29**
Minimum pension liability adjustments (Note 14)	(120,063)	179,033	**9,097**	**85**
Income tax benefit (expense) (Note 13)	50,560	(74,579)	**(3,967)**	**(37)**
Total	(69,503)	104,454	**5,130**	**48**
Foreign currency translation adjustments:				
Translation adjustments during the year	(34,949)	(34,717)	**(12,475)**	**(117)**
Reclassification adjustments for net losses (gains) included in net income	(73)	1,215	**485**	**5**
Net change during the year	(35,022)	(33,502)	**(11,990)**	**(112)**
Income tax benefit (expense) (Note 13)	(9,820)	(43)	**1,371**	**13**
Total	(44,842)	(33,545)	**(10,619)**	**(99)**
Total other comprehensive income (loss)	(142,716)	182,816	**119,030**	**1,113**
Comprehensive income (loss)	¥ (80,697)	¥298,836	**¥301,399**	**$ 2,817**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2003, 2004 and 2005

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2003 as Restated (Note 5)	2004 as Restated (Note 5)	2005	2005
Common stock:				
Balance, beginning of year—Shares issued, 2003, 2004—1,567,175,508 shares, 2005—1,567,193,508 shares	¥ 126,609	¥ 126,609	**¥ 126,617**	**$ 1,183**
Issuance of common stock upon exercise of stock options—2004—18,000 shares, 2005—206,000 shares (Note 22)		8	**88**	**1**
Balance, end of year—Shares issued, 2003—1,567,175,508 shares, 2004—1,567,193,508 shares, 2005—1,567,399,508 shares	¥ 126,609	¥ 126,617	**¥ 126,705**	**$ 1,184**
Additional paid-in capital:				
Balance, beginning of year	¥ 179,491	¥ 179,491	**¥ 179,506**	**$ 1,678**
Issuance of common stock upon exercise of stock options (Note 22)		9	**87**	**1**
Gain on sales of treasury stock		6	**39**	
Balance, end of year	¥ 179,491	¥ 179,506	**¥ 179,632**	**$ 1,679**
Retained earnings appropriated for legal reserve:				
Balance, beginning of year	¥ 35,524	¥ 35,550	**¥ 36,077**	**$ 337**
Transfer from unappropriated retained earnings	26	527	**1,096**	**10**
Balance, end of year	¥ 35,550	¥ 36,077	**¥ 37,173**	**$ 347**
Unappropriated retained earnings:				
Balance, beginning of year	¥ 826,744	¥ 876,201	**¥ 979,163**	**$ 9,152**
Net income	62,019	116,020	**182,369**	**1,704**
Total	888,763	992,221	**1,161,532**	**10,856**
Deduct:				
Cash dividends paid (annual rate per share: 2003—¥8.0; 2004—¥8.0; 2005—¥14.0—$0.13)	12,536	12,531	**21,927**	**205**
Transfer to retained earnings appropriated for legal reserve	26	527	**1,096**	**10**
Total	12,562	13,058	**23,023**	**215**
Balance, end of year	¥ 876,201	¥ 979,163	**¥1,138,509**	**$10,641**
Accumulated other comprehensive income (loss) (net of tax):				
Balance, beginning of year	¥(135,765)	¥ (278,481)	**¥ (95,665)**	**$ (895)**
Other comprehensive income (loss)	(142,716)	182,816	**119,030**	**1,113**
Balance, end of year	¥(278,481)	¥ (95,665)	**¥ 23,365**	**$ 218**
Treasury stock:				
Balance, beginning of year	¥ (104)	¥ (749)	**¥ (813)**	**$ (8)**
Purchases—net	(645)	(64)	**(117)**	**(1)**
Balance, end of year	¥ (749)	¥ (813)	**¥ (930)**	**$ (9)**
Total shareholders' equity	¥ 938,621	¥1,224,885	**¥1,504,454**	**$14,060**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2003, 2004 and 2005

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2003 as Restated (Note 5)	2004 as Restated (Note 5)	2005	2005
Operating activities:				
Net income	¥ 62,019	¥ 116,020	**¥ 182,369**	**$ 1,704**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	103,094	119,638	**125,224**	**1,170**
Provision for doubtful receivables	22,549	7,436	**9,376**	**88**
Provision for accrued pension and severance liabilities	48,643	45,049	**52,841**	**494**
Loss (gain) on marketable securities and investments—net	43,155	(5,258)	**63,757**	**596**
Loss (gain) on property and equipment—net	5,573	18,428	**(8,328)**	**(78)**
Equity in earnings of affiliated companies, less dividends received	(22,793)	(24,364)	**(37,535)**	**(351)**
Deferred income taxes	(12,645)	(12,010)	**(3,562)**	**(33)**
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund			**(38,534)**	**(360)**
Cumulative effect of changes in accounting principles	(8,100)			
Changes in operating assets and liabilities:				
Short-term investments—trading securities	(4,942)	(23,706)	**(18,105)**	**(169)**
Notes and accounts receivable—trade	115,342	(11,069)	**(328,149)**	**(3,067)**
Inventories	3,097	(39,468)	**(120,225)**	**(1,124)**
Notes, acceptances and accounts payable—trade	(116,593)	16,989	**228,232**	**2,133**
Advance payments to suppliers	(9,276)	(35,903)	**48,913**	**457**
Advances from customers	9,662	48,023	**(50,038)**	**(468)**
Other accounts receivable	40,513	16,943	**5,289**	**50**
Other accounts payable	(8,506)	546	**40,753**	**381**
Other accrued expenses	(19,910)	(17,029)	**(6,206)**	**(58)**
Other current assets	8,777	26,768	**(27,828)**	**(260)**
Other current liabilities	9,136	10,119	**48,318**	**452**
Other long-term liabilities	(16,348)	1,900	**(14,295)**	**(134)**
Other—net	17,834	(24,662)	**(3,689)**	**(34)**
Net cash provided by operating activities	270,281	234,390	**148,578**	**1,389**
Investing activities:				
Expenditures for property and equipment and other assets	(171,481)	(159,022)	**(162,398)**	**(1,518)**
Proceeds from sales of property and equipment	37,709	27,717	**220,788**	**2,064**
Investments in and advances to affiliated companies	(128,691)	(132,068)	**(132,667)**	**(1,240)**
Collection of advances to affiliated companies	59,948	75,656	**59,350**	**555**
Purchases of available-for-sale securities	(54,298)	(118,856)	**(272,326)**	**(2,545)**
Proceeds from sales and maturities of available-for-sale securities	128,613	232,641	**327,994**	**3,065**
Purchases of held-to-maturity securities	(41,316)			
Proceeds from maturities of held-to-maturity securities	105,609			
Purchases of other investments	(45,819)	(53,901)	**(114,765)**	**(1,073)**
Proceeds from sales of other investments	37,428	14,598	**31,881**	**298**
Increase in loans receivable	(74,686)	(62,852)	**(257,307)**	**(2,405)**
Collection of loans receivable	141,175	98,014	**273,281**	**2,554**
Net decrease (increase) in time deposits	(18,579)	15,254	**(25,468)**	**(238)**
Net cash used in investing activities	(24,388)	(62,819)	**(51,637)**	**(483)**
Financing activities:				
Net increase (decrease) in short-term debt	(171,319)	(55,528)	**8,571**	**80**
Proceeds from long-term debt—net of issuance cost	418,241	549,188	**686,389**	**6,415**
Repayment of long-term debt	(516,422)	(516,213)	**(669,837)**	**(6,260)**
Payment of dividends	(12,536)	(12,531)	**(21,927)**	**(205)**
Purchases of treasury stock—net	(645)	(58)	**(78)**	**(1)**
Proceeds from issuing common stocks upon exercise of stock options		17	**175**	**2**
Net cash provided by (used in) financing activities	(282,681)	(35,125)	**3,293**	**31**
Effect of exchange rate changes on cash and cash equivalents	(9,659)	(9,556)	**922**	**8**
Net increase (decrease) in cash and cash equivalents	(46,447)	126,890	**101,156**	**945**
Cash and cash equivalents, beginning of year	395,227	348,780	**475,670**	**4,446**
Cash and cash equivalents, end of year	¥ 348,780	¥ 475,670	**¥ 576,826**	**$ 5,391**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Mitsubishi Corporation and Subsidiaries

1. NATURE OF OPERATIONS AND BASIS OF FINANCIAL STATEMENTS

Nature of Operations—Mitsubishi Corporation (the "parent company") and its consolidated domestic and foreign subsidiaries (together, the "companies") are engaged in worldwide trading in various commodities, arranging financing for customers and suppliers to facilitate such trading activities, and organizing industrial projects on an international basis in connection with trading activities. The companies have also diversified into a variety of other services such as the development of financing and investing arrangements, assistance in the procurement of raw materials and equipment, introduction of new technologies and processes for manufacturing, and coordination of finished goods transportation and marketing.

The companies' primary activity is providing transaction services—more specifically, acting as an intermediary between buyers and sellers who want to import, export, or engage in offshore or domestic trading activities. For example, the companies cultivate markets overseas for exporters and locate raw materials or product sources that meet the needs of importers. Typically, the companies are involved throughout the course of the transactions, assuming risks accompanying the transfer of goods and collecting payments. To facilitate smooth customer transactions, the companies draw upon capabilities which have become an integral part of their transaction services, market information analysis, credit supervision, financing and transportation logistics.

In the performance of these activities, the companies act in the capacity of a distributor of goods and services, transfer agent for technology, financier, investor, project organizer, market developer and resource developer. The companies also assist customers in hedging against market risks through the use of derivatives and other hedging instruments.

Basis of Financial Statements—The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the parent company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥107=$1, the rate of exchange on March 31, 2005. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their respective domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements in order to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments have not been recorded in the statutory books of account.

As a result of a careful review of the revenue presentation on the face of the consolidated statements of income subsequent to the issuance of the consolidated financial statements for the year ended March 31, 2004, the companies determined that certain revenue transactions with corresponding costs should have been reported on a gross basis as required by Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." As a result, "Revenues from trading, manufacturing and other activities" and "Trading margins and commissions on trading transactions" have been restated for the prior years presented to conform to the presentation for the year ended March 31, 2005. The correction of the application of this principle to the consolidated financial statements had no impact on gross profits, net income or shareholders' equity.

"Operating transactions," as presented in the consolidated statements of income, is a voluntary disclosure commonly made by similar Japanese trading companies and represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker. Operating transactions are not meant to represent sales or revenues in accordance with U.S. GAAP and should not be construed as equivalent to, or a substitute or proxy for, revenues. However, EITF, in its discussion of the conclusions reached in EITF Issue No. 99-19 stated: "Some Task Force members observed that the voluntary disclosure of operating transactions for those revenues reported net may be useful to users of financial statements." Management believes operating transactions information is useful to users of the financial statements.

Certain reclassifications of prior years' amounts have been made to conform to the presentation for 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below:

a. Consolidation and Investments in Subsidiaries and Affiliated Companies—
The consolidated financial statements include the accounts of the parent company and its majority-owned domestic and foreign subsidiaries. In addition, the companies consolidate variable

interest entities ("VIEs") where the companies are the primary beneficiary, which will absorb a majority of the VIE's expected losses or residual returns if they occur, under the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," as revised in December 2003 ("FIN No. 46R"). See Note 23 for additional information of the companies' involvement in VIEs. Affiliated companies consist of companies owned 20% to 50%, certain companies owned less than 20% over which the companies exert significant influence, and corporate joint ventures. Investments in affiliated companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated.

The accounts of certain subsidiaries have been included on the basis of fiscal periods ended three months or less prior to March 31. The majority of these subsidiaries have fiscal years ending on December 31. Such date was used for consolidated financial reporting purposes as it is not practicable for the subsidiaries to report their financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements.

A subsidiary or affiliated company may issue its shares to third parties at amounts per share in excess of or less than the companies' average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income in the year in which such shares are issued.

b. Foreign Currency Translation—
Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Pursuant to this statement, the assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments, net of tax, are included in accumulated other comprehensive income (loss). Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and resulting exchange gains or losses are recognized in earnings, which are included in "Other expense (income)—net" in the consolidated statements of income.

c. Short-term Investments and Other Investments—
All debt securities and marketable equity securities are classified under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as: trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, or available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported, net of tax, in accumulated other comprehensive income (loss) until realized. The appropriateness of the classification is reassessed at each balance sheet date in accordance with SFAS No. 115.

During the year ended March 31, 2004, based on changes in the companies' portfolio credit risk management, the companies changed its intent to hold held-to-maturity securities and transferred all those securities to the available-for-sale category. All acquisitions of securities after March 31, 2004 will be classified as either available-for-sale or trading for at least 2 years.

The cost of securities sold is determined based on the average cost of the shares of each such security held at the time of sale.

The companies review the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are judged taking into consideration the guidance in Staff Accounting Bulletin No. 59, "Noncurrent Marketable Equity Securities" issued by the Securities and Exchange Commission. The resulting realized loss is included in the consolidated statements of income in the period in which the decline was deemed to be other than temporary.

d. Allowance for Doubtful Receivables—
An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

For loans receivables, an allowance for doubtful receivables is recognized when it is probable that the companies will be unable to collect all amounts due according to the contractual terms of the agreement. The impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate (or, alternatively, at the observable market price of the receivable or the fair value of the underlying collateral).

e. Inventories—
Inventories, which mainly consist of commodities and materials, are stated at the lower of cost (principally on a moving-average basis or a specific-identification basis) or market (based on current replacement cost).

f. Property and Equipment—
Property and equipment are stated at cost. Depreciation of property and equipment other than mineral rights is computed principally under the declining-balance method for assets held by the parent company and domestic subsidiaries and under the straight-line method for assets held by foreign subsidiaries, based on the estimated useful lives of the assets ranging principally from 10 to 50 years for buildings, from 5 to 20 years for machinery and equipment and from 12 to 24 years for aircraft and vessels. Mineral rights are amortized using the unit-of-production method based on the estimated proven or probable reserves. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

For the year ended March 31, 2005, the companies adopted EITF Issue No. 04-2, "Whether Mineral Rights are Tangible or Intangible Assets and Related Issues" and FASB Staff Position ("FSP") Nos. FAS 141-1 and FAS 142-1, which amends SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" to conform to the EITF's consensus. The FSP requires that mineral rights should be classified as tangible assets, excluding those which are subject to SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." The companies included the mineral rights which are subject to the FSP, in "Property and equipment—net" at March 31, 2005. Such rights were formerly classified as

intangible assets and included in "Other assets" on the consolidated balance sheets. The accompanying consolidated balance sheet of March 31, 2004 was reclassified to conform to the presentation for 2005.

The effects of reclassification in the consolidated balance sheet of March 31, 2004 were as follows:

	Millions of Yen		
	As Previously Reported	Effect	As Reclassified
Property and equipment—net	¥1,168,838	¥ 109,343	¥1,278,181
Other assets	354,120	(109,343)	244,777

g. Impairment of Long-lived Assets—
Effective April 1, 2002, the companies adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 provides one accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The adoption of SFAS No. 144 did not have a material effect on the companies' consolidated financial position and results of operations.

In accordance with SFAS No. 144, the companies review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the assets. A long-lived asset to be disposed of by sale is reported at the lower of the carrying amount or fair value less costs to sell, and is no longer depreciated. A long-lived asset to be disposed of other than by sale is considered as held and used until disposed of.

h. Goodwill and Other Intangible Assets—
In accordance with SFAS No. 141, all business combinations initiated after June 30, 2001 are accounted for by the purchase method. Effective April 1, 2002, the companies adopted SFAS No. 142 in its entirety. Under SFAS No. 142, goodwill (including equity-method goodwill) and intangible assets with indefinite useful lives are no longer amortized, but are instead tested for impairment at least annually. Other intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144.

Concurrent with the adoption of SFAS No. 142, the companies wrote off the unamortized balance of negative goodwill in accordance with the transitional provision of SFAS No. 141. Such write-off amount of ¥8,636 million was included in "Cumulative effect of changes in accounting principles" in the accompanying consolidated statement of income for the year ended March 31, 2003. The companies completed the transitional impairment test and recorded goodwill impairment losses totaling ¥536 million which were also included in "Cumulative effect of changes in accounting principles" for the year ended March 31, 2003.

i. Oil and Gas Exploration and Development—
Oil and gas exploration and development costs are accounted for by the successful efforts method of accounting. The costs of acquiring properties, drilling and equipping exploratory wells and development wells are capitalized and amortized using the unit-of-production method. Should the efforts to produce commercial reserves be determined unsuccessful, the exploratory well costs are charged to expense. Other exploration costs such as geological and geophysical costs are expensed as incurred. Proved properties are reviewed for possible impairment whenever events or changes in circumstances indicate. Unproved properties are assessed at least annually for impairment with any losses charged to expense.

j. Employees' Benefit Plans—
The companies have defined benefit pension plans and/or unfunded severance indemnity plans. The costs of pension plans are accrued based on amounts determined using actuarial methods. The costs of severance indemnity plans are principally accrued based on the vested benefit obligation, which is the amount required to be paid if all employees covered by the severance indemnity plans voluntarily terminated their employment at each balance sheet date.

k. Asset Retirement Obligation—
Effective April 1, 2003, the companies adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the related long-lived asset. The liability is adjusted to its present value each period and the asset is depreciated over its useful life. The adoption of SFAS No. 143 did not have a material impact on the companies' consolidated financial position and results of operations. See Note 15.

l. Costs Associated with Exit or Disposal Activities—
Costs associated with an exit or disposal activity initiated after December 31, 2002 are accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under the statement, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan.

m. Stock-based Compensation—
The companies account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, the companies recognize compensation expense in an amount equal to the excess, if any, of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The companies have not recognized any stock-based compensation expense for the years ended March 31, 2003, 2004 and 2005 because the exercise price of the options exceeded the quoted market price on the grant date.

n. Revenue Recognition—
The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies.

Revenues from trading, manufacturing and other activities—
The companies derive revenues from trading, manufacturing and other activities. Manufacturing and other activities are typically conducted through consolidated subsidiaries.

Trading Activities—The companies derive revenues from margins related to various trading transactions in which they act as a principal, carry commodity inventory, and make a profit or loss on the spread between bid and asked prices for commodities.

Manufacturing Activities—Manufacturing activities include the manufacture of a wide variety of products, such as electronics, metals, machinery, chemicals and general consumer merchandise and the development of natural resources.

Revenues from trading and manufacturing activities are recognized at the time the delivery conditions as agreed to by customers are met. These conditions are usually considered to have been met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed and any future obligations are perfunctory and do not affect the customer's final acceptance of the arrangement.

For long-term construction businesses, depending on the nature of the contract, revenues from long-term construction projects are accounted for by the completed contract method, unless costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, in which case the companies use the percentage-of-completion method.

Other Activities—Other activities consist of services, and rental or leasing activities. Service related activities include performance of various services such as financial and logistics services, information and communications, technical support and other service related activities. The companies are also engaged in certain rental or leasing properties, including office buildings, aircraft and other industrial assets.

Revenues from service related activities are recorded as revenue when the contracted services are rendered to third-party customers pursuant to the agreement. Revenues from rental or leasing activities are recognized over the terms of the underlying leases on a straight-line basis.

Trading margins and commissions on trading transactions—
The companies derive revenues from margins and commissions related to various trading transactions in which they act as a principal or an agent. Through the companies' trading activities, they facilitate their customers' purchases and sales of commodities and other products and charge a commission for this service. The trading margins and commissions are recognized when the companies have met the general policy conditions as stated above.

o. Advertising Costs—
Advertising costs are expensed when incurred. Advertising costs for the years ended March 31, 2003, 2004 and 2005 were ¥4,887 million, ¥4,664 million and ¥5,736 million ($54 million), respectively.

p. Research and Development Costs—
Research and development costs are charged to expense when incurred. Research and development costs for the years ended March 31, 2003, 2004 and 2005 were ¥3,240 million, ¥3,206 million and ¥2,226 million ($21 million), respectively.

q. Income Taxes—
The provision for income taxes is computed based on "Income from consolidated operations before income taxes" in the accompanying consolidated statements of income. The tax effects of temporary differences between the financial statements and income tax basis of assets and liabilities as well as operating loss carryforwards are recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

r. Derivatives—
The companies utilize derivative instruments primarily to manage interest rate risks, reduce risk exposure to movements in foreign exchange rates, and to hedge various inventory and trading commitments. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"), all derivative instruments are reported on the balance sheet at fair value. SFAS No. 133 establishes criteria for designation and effectiveness of hedging relationships.

Generally, on the date on which the derivative contract is executed, the companies designate a derivative as either a fair value hedge or a cash flow hedge to the extent that hedging criteria are met. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income ("AOCI") until the hedged transactions occur and are recognized in earnings. Changes in fair value of derivatives not designated as hedging instruments and those held or issued for trading purposes are recorded currently in earnings. See Note 10.

s. Use of Estimates in the Preparation of the Financial Statements—
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. Significant estimates underlying the accompanying consolidated financial statements include the allowance for doubtful accounts, valuation of investments, valuation of long-lived assets, pension and asset retirement obligations.

t. Earnings per Share—
Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted EPS is computed by using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of stock

options and convertible bonds that were outstanding during the year. See Note 18 for additional information.

u. Consolidated Statements of Cash Flows—
For purposes of the consolidated statements of cash flows, cash equivalents are defined as highly liquid investments, including short-term time deposits, which are readily convertible into cash and have no significant risk of changes in value.

Additional cash flow information was as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Cash paid during the year for:				
Interest (net of amounts capitalized)	¥54,917	¥41,639	**¥46,547**	**$435**
Income taxes	45,084	68,275	**91,193**	**852**
Non-cash investing and financing activities:				
Exchange of shares in connection with business combinations and reorganizations involving investees:				
Fair market value of shares received	6,940	1,979	**10,177**	**95**
Cost of shares surrendered	11,824	2,420	**9,951**	**93**
Contribution of marketable equity securities to employee retirement benefit trusts	33,449			

As for non-cash investing and financing activities related to acquisitions, see Note 3, "ACQUISITIONS."

v. New Accounting Standards—
In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4," which amends Accounting Research Bulletins ("ARB") No. 43, Chapter 4, "Inventory Pricing," and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. The companies will adopt SFAS No. 151 as of April 1, 2006. The companies are currently reviewing SFAS No. 151 to determine its impact on future financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires that compensation costs related to share-based payment transactions be recognized in the financial statements over the period that an employee provides service in exchange for the award. With limited exceptions, the amount of compensation cost is to be measured based on the grant-date fair value of the equity or liability instrument issued. In addition, liability awards are to be remeasured each reporting period. The adoption of SFAS No. 123R will not have a material impact on the companies' consolidated financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets—an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The companies will adopt SFAS No. 153 as of July 1, 2005.

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies the accounting for conditional asset retirement obligations under SFAS No. 143. FIN No. 47 acknowledges instances in which a lack of necessary information prevents companies from making a reasonable estimate of the fair value of an asset retirement obligation because the timing and/or method of settlement is uncertain, and clarifies when companies would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The companies will adopt FIN No. 47 as of March 31, 2006. The companies are currently reviewing FIN No. 47 to determine its impact on future financial statements.

In March 2005, the EITF reached a consensus on Issue No. 04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry," that stripping costs incurred during production are variable production costs that should be considered a component of inventory in each period. That is, production stripping costs incurred in a given period should be associated with the activities of that period, without consideration of future potential benefits. EITF Issue No. 04-6 is effective for fiscal years beginning after December 15, 2005. The companies will adopt EITF Issue No. 04-6 as of April 1, 2006. The companies are currently reviewing EITF Issue No. 04-6 to determine its impact on future financial statements.

In April 2005, the FASB issued FSP No. FAS19-1, "Accounting for Suspended Well Costs," which amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and applies to companies that use the successful efforts method of accounting. FSP No. FAS19-1 provides circumstances that would permit continued capitalization of exploratory well costs beyond one year. In addition, FSP No.

FAS19-1 requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion. FSP No. FAS19-1 is to be applied prospectively to the first reporting period beginning after April 4, 2005. The companies will adopt FSP No. FAS19-1 as of July 1, 2005. The companies are currently reviewing FSP No. FAS19-1 to determine its impact on future financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3," which changes the requirements for the accounting for and reporting of a change in accounting principle for all voluntary changes in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles, unless impracticable. SFAS No. 154 also requires that a change in depreciation method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The companies will adopt SFAS No. 154 as of April 1, 2006.

3. ACQUISITIONS

MKG Bank GmbH—In November 2003, the companies acquired an additional 55% of the outstanding common shares of MKG Bank GmbH ("MKG-B"), a provider of automobile financing services in Europe to further build and expand the automobile finance business in Europe as one of the main businesses in its European automobile operations. Prior to the acquisition, the companies held a 45% equity interest in MKG-B and accounted for the investment by the equity method. As a result of the additional investment, MKG-B became a wholly owned subsidiary of the companies and MKG-B's operations have been included in the consolidated financial statements since that date. Under the acquisition agreement, the companies are required to make additional payments contingent upon the number of vehicles sold at wholesale in Germany over years.

The companies acquired total assets of ¥205,210 million and assumed total liabilities of ¥182,687 million at the date of acquisition. In addition to the total assets and total liabilities, the companies recorded an intangible asset of ¥18,360 million, which will be amortized over a useful life of eight years, related deferred tax liabilities of ¥6,687 million and current liabilities of ¥1,003 million. The acquired intangible asset was related to the right to preferentially provide automobile financing services to customers of Mitsubishi Motors Corporation ("MMC") in Europe. The current liability represents the excess of the fair value of acquired net assets over the cost, which will be offset against the additional cost to be recognized when contingent consideration is paid.

Metal One Corporation—In January 2003, the parent company and Nissho Iwai Corporation ("Nissho," now known as Sojitz Corporation) entered into a joint venture that combined their steel products businesses into a newly established single entity, Metal One Corporation ("Metal One"), in which the parent company owns a 60% controlling interest after this transaction. The assets and liabilities contributed by the parent company were recorded by Metal One at book value. Metal One applied purchase accounting to the assets and liabilities provided by Nissho and recorded them at fair market value. The transaction was accounted for as a partial sale of 40% interest in the steel products business previously owned by the companies to Nissho, and a partial acquisition of 60% interest in the steel products business formerly owned by Nissho. The acquisition allows the companies not only to achieve certain economies of scale and reduce costs, but also to reinforce service functions and to access new markets and customers, since the companies and Nissho have different customer base. Metal One is headquartered in Tokyo, Japan, and operates in Asia, America, Europe, Africa and Middle East areas through its subsidiaries and affiliated companies.

As a result of this partial sale transaction, the companies acquired total assets of ¥285,081 million and assumed total liabilities of ¥225,081 million at the date of acquisition, and recorded a loss of ¥2,083 million that was included in "Loss (gain) on marketable securities and investments—net" for the year ended March 31, 2003. As a majority-owner, the companies have consolidated Metal One since that date.

4. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

Debt and Marketable Equity Securities—Pursuant to SFAS No. 115, substantially all of the companies' debt securities, principally corporate bonds and commercial paper, and marketable equity securities, were classified as available-for-sale except for certain items categorized as trading securities. Information regarding each category of securities classified as trading and available-for-sale at March 31, 2004 and 2005 was as follows:

	Millions of Yen			
March 31, 2004	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Trading				¥ 68,664
Available-for-sale:				
Equity securities	¥306,689	¥308,933	¥(2,013)	613,609
Debt securities	383,421	3,656	(809)	386,268

March 31, 2005	Millions of Yen Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Trading				**¥108,029**
Available-for-sale:				
Equity securities	**¥386,167**	**¥511,792**	**¥(1,529)**	**896,430**
Debt securities	**282,870**	**5,832**	**(192)**	**288,510**

March 31, 2005	Millions of U.S. Dollars Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Trading				**$1,010**
Available-for-sale:				
Equity securities	**$3,609**	**$4,783**	**$(14)**	**8,378**
Debt securities	**2,644**	**54**	**(2)**	**2,696**

The carrying values of debt securities classified as available-for-sale at March 31, 2005, by contractual maturity, were as follows:

	Millions of Yen	Millions of U.S. Dollars
Due in one year or less	**¥169,646**	**$1,585**
Due after one year through five years	**95,708**	**894**
Due after five years through ten years	**18,257**	**171**
Due after ten years	**4,899**	**46**
Total	**¥288,510**	**$2,696**

Proceeds from sales and gross realized gains and losses on available-for-sale securities for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Millions of Yen 2003	2004	2005	Millions of U.S. Dollars 2005
Proceeds from sales	¥128,613	¥232,641	**¥327,994**	**$3,065**
Gross realized gains	¥ 6,300	¥ 38,450	**¥ 18,698**	**$ 175**
Gross realized losses	(2,906)	(1,132)	**(1,346)**	**(13)**
Net realized gains	¥ 3,394	¥ 37,318	**¥ 17,352**	**$ 162**

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were losses of ¥1,039 million and ¥81 million for the years ended March 31, 2003 and 2004, respectively, and gains of ¥1,718 million ($16 million) for the year ended March 31, 2005.

For the years ended March 31, 2003, 2004 and 2005, losses of ¥40,802 million, ¥1,720 million and ¥12,408 million ($116 million), respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.

The following table sets forth gross unrealized losses and the fair value of the companies' investments which have unrealized losses that are not deemed to be other-than-temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004 and 2005, in accordance with EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments":

	Millions of Yen					
	Less than 12 Months		12 Months or Longer		Total	
March 31, 2004	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	¥26,327	¥(1,364)	¥ 2,342	¥(649)	¥ 28,669	¥(2,013)
Debt securities	65,752	(572)	40,517	(237)	106,269	(809)
Total	¥92,079	¥(1,936)	¥42,859	¥(886)	¥134,938	¥(2,822)

	Millions of Yen					
	Less than 12 Months		12 Months or Longer		Total	
March 31, 2005	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	¥ 6,726	¥ (958)	¥1,727	¥(571)	¥ 8,453	¥(1,529)
Debt securities	22,222	(174)	1,072	(18)	23,294	(192)
Total	¥28,948	¥(1,132)	¥2,799	¥(589)	¥31,747	¥(1,721)

	Millions of U.S. Dollars					
	Less than 12 Months		12 Months or Longer		Total	
March 31, 2005	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	$ 63	$ (9)	$16	$(5)	$ 79	$(14)
Debt securities	208	(2)	10		218	(2)
Total	$271	$(11)	$26	$(5)	$297	$(16)

Marketable equity securities—The companies' unrealized losses on investments in marketable equity securities mainly relate to common stock of approximately 100 customers and suppliers of the companies. The unrealized losses were primarily caused by the overall decline in the stock markets in Japan. The fair value of individual investments is approximately 1% to 41% less than cost. Based on the companies' ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, and the considerable overall market recovery during the current year, the companies do not consider these investments to be other-than-temporarily impaired at March 31, 2005.

Debt securities—As a result of overall market recovery during the current year, the companies' unrealized losses on investments in debt securities, which relate to approximately 10 corporate bonds with individual fair value of approximately 0.1% to 2% less than cost, was ¥192 million ($2 million) at March 31, 2005. The unrealized losses were mainly caused by interest rate increase and credit spread increase. Credit spreads of corporate bonds have slightly increased, however, as a part of their ongoing review process, the companies currently do not believe that it is probable that it will be unable to collect all amounts due according to the contractual terms of the investment. The companies have the ability and intent to hold these investments for a period of time sufficient for a recovery of fair value. Therefore, the companies do not consider these investments to be other-than-temporarily impaired at March 31, 2005.

In connection with certain business combinations undertaken by entities in which the parent company held shares, the parent company recognized gains or losses on the exchange of its investment for the acquiree's shares, based on the difference between the fair value of the acquirer's shares and the recorded basis of the shares surrendered, amounting to a loss of ¥441 million for the year ended March 31, 2004 and a gain of ¥395 million ($4 million) for the years ended March 31, 2005. For the year ended March 31, 2003, there was no such business combination, on which the parent company recognized an exchange gain or loss.

In March 2003, the parent company contributed certain available-for-sale securities and marketable equity securities of an affiliated company, with fair values totaling ¥33,449 million, to employee retirement benefit trusts for the parent company's contributory and non-contributory pension plans, and recognized a non-cash gain of ¥18,002 million for the year ended March 31, 2003.

Investments Other than Debt and Marketable Equity Securities—Other investments include investments in non-marketable equity securities of unaffiliated customers, suppliers and certain financial institutions, which include certain preferred stocks, amounting to ¥269,657 million and ¥313,524 million ($2,930 million) at March 31, 2004 and 2005, respectively. Other investments also include guarantee deposits, investments in non-current time deposits, etc., amounting to ¥54,854 million and ¥61,702 million ($577 million) at March 31, 2004 and 2005, respectively.

Investments in non-marketable equity securities of unaffiliated companies are carried at cost ("cost-method investments"), as fair value is not readily determinable. However, if there are identified events or circumstances that have a significant adverse effect on the fair value of an investment, the fair value is estimated to have declined and such decline is judged to be other than temporary, the investment is written down to its estimated fair value. At March 31, 2005, cost-method investments of ¥306,028 million ($2,860 million) were not evaluated for impairment since there were no identified events or circumstances that would have had a significant adverse effect on fair values of investments and the companies determined that it was not practicable to estimate the fair values of the investments.

Impairment losses recognized for cost-method investments were ¥29,327 million for the year ended March 31, 2003, and ¥37,290 million, including a loss of ¥20,437 million on the write-down of an investment in Powered Com, Inc., an 11.6% owned cost method investee, for the year ended March 31, 2004 and ¥17,319 million ($162 million) for the year ended March 31, 2005.

5. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

The affiliated companies operate mainly in the manufacturing, resource development and service industries, and substantially participate in the companies' operating transactions as either purchasers or suppliers. Such companies principally operate in Japan, Asia, Oceania, Europe and North America.

Investments in and advances to affiliated companies at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2004	**2005**	**2005**
Investments in capital stock	¥748,813	**¥777,541**	**$7,267**
Advances	72,716	**57,538**	**537**
Total	¥821,529	**¥835,079**	**$7,804**

Investments in capital stock include ¥144,280 million and ¥92,219 million ($862 million) at March 31, 2004 and 2005, respectively, representing the balance of goodwill.

Investments in common stock of affiliated companies included marketable equity securities with carrying amounts of ¥255,249 million and ¥205,733 million ($1,923 million), which included common stock of LAWSON, INC. ("LAWSON"), a 31.7% owned equity method investee of the companies, of ¥171,796 million and ¥123,406 million ($1,153 million), at March 31, 2004 and 2005, respectively. Corresponding aggregate quoted market values were ¥263,216 million and ¥242,971 million ($2,271 million), which included LAWSON which was valued at ¥129,273 million and ¥127,653 million ($1,193 million) at March 31, 2004 and 2005, respectively.

The companies evaluate the fair value of investments in LAWSON based on a comprehensive evaluation of a number of factors, including independent appraisals based on the discounted cash flow ("DCF") method that reflected future business plans and share price movements. In the third quarter of the year ended March 31, 2005, the companies recognized an impairment loss of ¥54,439 million ($509 million) on investment in LAWSON due to the length of time that the stock market price had stayed below the carrying amount of the investment. The amount of loss was determined as the difference between the carrying amount of the LAWSON investment and the fair value based on the market price at the end of December 2004 and was included in "Loss (gain) on marketable securities and investments—net" in the consolidated statement of income for the year ended March 31, 2005.

For the year ended March 31, 2005, the companies acquired additional interests which increased their ownership in SPDC Ltd. ("SPDC"), an investing company in Japan for a petrochemical joint-venture in Saudi Arabia and a former cost method investee of the companies to 21.09%. In addition, the companies had the ability to exert significant influence over the operations of SPDC and therefore applied the equity method to the investment for the year ended March 31, 2005. The equity method was applied in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary in accordance with APB Opinion No. 18, "The Equity Method for Accounting for Investments in Common Stock." Accordingly, the investment in SPDC, results of consolidated operations and retained earnings of the companies in prior years have been restated retroactively.

The previously reported amounts and the restated amounts were as follows:

	Millions of Yen			
	2003		2004	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Investments in and advances to affiliated companies	¥ 712,774	¥ 720,134	¥ 814,293	¥ 821,529
Other investments	1,189,107	1,184,229	1,209,337	1,204,459
Other assets	415,200	414,281		
Long-term liabilities—Deferred income taxes			136,422	137,526
Unappropriated retained earnings	872,939	876,201	975,251	979,163
Foreign currency translation adjustments	(173,401)	(175,100)	(205,987)	(208,645)
Dividend income	(28,244)	(28,145)	(28,216)	(28,117)
Equity in earnings of affiliated companies	44,506	44,878	55,530	56,464
Net income	62,265	62,019	115,370	116,020
	Yen			
Basic earnings per share	¥39.76	¥39.60	¥73.69	¥74.11
Diluted earnings per share	37.26	37.12	68.01	68.40

The companies hold a 56% ownership interest in MI Berau B.V. ("MI Berau" a Netherlands corporation); a joint venture participating in the Tangguh LNG Project in Indonesia, with INPEX CORPORATION ("INPEX"), a minority shareholder holding a 44% ownership interest. The companies consolidated its operations since the year ended March 31, 2002. During the year ended March 31, 2004, the companies entered into a joint venture agreement (the "Shareholders Agreement") with INPEX, and under the Shareholders Agreement, significant decisions regarding MI Berau's operations require unanimous consent by the companies and INPEX. The rights given to INPEX in the Shareholders Agreement are considered as substantive participat-

ing rights, and control over the operations or assets of MI Berau no longer rests with the companies. Accordingly, the companies ceased consolidation of MI Berau and applied the equity method from July 1, 2003 in accordance with EITF Issue No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights."

In April 2002, a 60% owned consolidated subsidiary was acquired by a cost-method investee of the companies in a stock-for-stock merger. In connection with the business combination, the companies recognized a loss of ¥4,745 million, which was included in "Loss (gain) on marketable securities and investments—net" on the exchange of their ownership interests in the subsidiary for a 9.2% equity interests in an acquiring company, based on the difference between the fair value of the acquirer's shares and the recorded basis of the companies' ownership interests in the subsidiary surrendered, for the year ended March 31, 2003. As a result of the transaction, the companies obtained the ability to exert significant influence over the acquirer's operations and accounted for the investment under the equity method since the date of the combination.

Certain financial information with respect to the affiliated companies, which are accounted for by the equity method, for the years ended March 31, 2003, 2004 and 2005 was presented below:

	Millions of Yen		Millions of U.S. Dollars
	2004	**2005**	**2005**
Current assets	¥2,324,257	**¥1,800,780**	**$16,830**
Property and equipment—net	2,219,546	**2,492,608**	**23,295**
Other assets	1,807,873	**966,476**	**9,033**
Total assets	¥6,351,676	**¥5,259,864**	**$49,158**
Current liabilities	¥2,511,599	**¥1,718,811**	**$16,064**
Non-current liabilities	1,848,922	**1,123,972**	**10,505**
Minority interest	22,698	**10,075**	**94**
Shareholders' equity	1,968,457	**2,407,006**	**22,495**
Total liabilities and shareholders' equity	¥6,351,676	**¥5,259,864**	**$49,158**

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Operating transactions	¥4,514,512	¥5,013,324	**¥4,611,073**	**$43,094**
Gross profit	¥ 976,993	¥1,114,093	**¥1,143,004**	**$10,682**
Net income	¥ 126,174	¥ 180,137	**¥ 275,505**	**$ 2,575**

Operating transactions for the years ended March 31, 2003, 2004 and 2005 included ¥810,304 million, ¥916,135 million and ¥926,101 million ($8,655 million), respectively, in which affiliated companies participated as purchasers, and ¥780,988 million, ¥915,449 million and ¥1,125,680 million ($10,520 million), respectively, in which they participated as suppliers to the companies.

Dividends received from affiliated companies for the years ended March 31, 2003, 2004 and 2005 were ¥22,085 million, ¥32,100 million and ¥59,560 million ($556 million), respectively.

6. ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the allowance for doubtful receivables was presented for the years ended March 31, 2003, 2004 and 2005 as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Balance, beginning of year	¥168,910	¥182,591	**¥166,986**	**$1,561**
Provision for doubtful receivables	22,549	7,436	**9,376**	**88**
Net charge-offs:				
Charge-offs	(14,585)	(33,672)	**(26,945)**	**(252)**
Recoveries	186	4,079	**5,980**	**56**
Total net charge-offs	(14,399)	(29,593)	**(20,965)**	**(196)**
Other*	5,531	6,552	**2,027**	**18**
Balance, end of year	¥182,591	¥166,986	**¥157,424**	**$1,471**

* "Other" principally includes the effect of consolidation/deconsolidation of certain subsidiaries and the effect of foreign currency exchange rate changes.

At March 31, 2004 and 2005, the total recorded investment in loans that were considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," including those trade receivables with terms exceeding one year, was ¥155,407 million and ¥143,007 million ($1,337 million), respectively, and the related allowance for credit losses provided at each year end was ¥126,526 million and ¥117,946 million ($1,102 million), respectively.

Interest income on impaired loans recognized for each of the three years in the period ended March 31, 2005 was not material. The companies generally recognize interest income on impaired loans on a cash basis.

7. PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2004	**2005**	**2005**
Real estate held for development and resale	¥ 44,414	**¥ 66,240**	**$ 619**
Land	315,804	**257,922**	**2,410**
Buildings, including leasehold improvements	575,822	**510,170**	**4,768**
Machinery and equipment	564,823	**564,289**	**5,274**
Aircrafts and vessels	360,165	**393,824**	**3,681**
Mineral rights	128,744	**142,821**	**1,335**
Projects in progress	9,709	**37,448**	**350**
Total	1,999,181	**1,972,714**	**18,437**
Less accumulated depreciation	(721,000)	**(745,553)**	**(6,968)**
Property and equipment—net	¥1,278,181	**¥1,227,161**	**$11,469**

"Mineral rights" which were formerly included in "Other assets" have been reclassified to "Property and equipment—net." "Real estate held for development and resale" and "Aircrafts and vessels" also have been added to the classification of property and equipment. Amounts as of March 31, 2004 have been reclassified to conform to the current year presentation. See Note 2.f.

Depreciation expense for the years ended March 31, 2003, 2004 and 2005 was ¥87,404 million, ¥102,982 million and ¥102,794 million ($961 million), respectively.

The impairment loss on long-lived assets for the year ended March 31, 2005 relates principally to equipment used in connection with a phone line project carried out by a subsidiary, a warehouse and land held for lease, and land and buildings owned by subsidiaries. For the years ended March 31, 2003 and 2004, these losses were principally due to certain land and buildings held for leases, and certain facilities, land and aircrafts owned by subsidiaries. The impairments for the year ended March 31, 2005 mainly related to declining profitability resulting from the deterioration of business environment and to change in managing policies of subsidiaries. The impairment for the years ended March 31, 2003 and 2004, mainly related to declining profitability and the declining land value in Japan.

Impairment losses recognized for the years ended March 31, 2003, 2004 and 2005 were applicable to the following segments:

	Millions of Yen			Millions of U.S. Dollars
Segment	2003	2004	**2005**	**2005**
New Business Initiative		¥ 17	**¥10,124**	**$ 95**
Energy Business		6,660	**9,380**	**88**
Metals	¥2,768	2,473	**6,324**	**59**
Machinery	6,536	7,703	**2,135**	**20**
Chemicals		37	**50**	
Living Essentials		1,981	**1,015**	**9**
Other*		81	**10**	
Total	¥9,304	¥18,952	**¥29,038**	**$271**

* "Other" represents impairment losses attributable to assets for corporate use which have not been allocated to specific operating segments.

These amounts were included in "Loss (gain) on property and equipment—net" in the accompanying consolidated statements of income and were determined as the difference between the carrying value and the estimated fair value of these assets. Estimated fair values of assets were primarily determined based on independent appraisals and discounted cash flows analyses.

Capitalized interest was ¥1,439 million, ¥1,848 million and ¥1,696 million ($16 million) for the years ended March 31, 2003, 2004 and 2005, respectively.

8. PLEDGED ASSETS

At March 31, 2005, assets pledged as collateral for short-term debt, long-term debt and contingent liabilities of the companies were as follows:

	Millions of Yen	Millions of U.S. Dollars
Notes, loans and accounts receivable—trade (current and non-current)	¥ 76,031	$ 711
Non-current investment securities (carrying value)	5,380	50
Property and equipment (net of accumulated depreciation)	166,970	1,560
Other	18,083	169
Total	¥266,464	$2,490

The above pledged assets were classified by type of liabilities to which they relate as follows:

	Millions of Yen	Millions of U.S. Dollars
Short-term debt	¥ 15,421	$ 144
Long-term debt	219,900	2,055
Contingent liabilities—guarantees of contracts	31,143	291
Total	¥266,464	$2,490

Trust receipts issued under customary import financing arrangements give banks a security interest in the merchandise imported and/or the accounts receivable or sales proceeds resulting from the sale of such merchandise. The companies follow the practice of repaying the related notes and acceptances payable at maturity without applying the sales proceeds to specific notes or acceptances. The large number of transactions makes it impracticable to determine the aggregate amounts of assets covered by outstanding trust receipts.

See Note 12 for a description of the right of the lending banks to require the companies to provide collateral (or additional collateral) not included in pledged assets summarized in the first paragraph of this note.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized and other intangible assets with finite useful lives are amortized over their respective estimated useful lives.

Other Intangible Assets

The following tables present information regarding carrying amounts and accumulated amortization balances of other intangible assets, by major asset class, which are included in "Other assets" on the consolidated balance sheets at March 31, 2004 and 2005:

	Millions of Yen		
March 31, 2004	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets with finite lives:			
Software	¥ 54,531	¥(28,660)	¥25,871
Manufacturing, sales and services licenses, and trademarks	40,747	(8,294)	32,453
Other	7,334	(3,346)	3,988
Total	¥102,612	¥(40,300)	¥62,312
Intangible assets with indefinite lives:			
Rights to use land			¥ 3,159
Others			4,812
Total			¥ 7,971

	Millions of Yen			Millions of U.S. Dollars		
March 31, 2005	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets with finite lives:						
Software	**¥ 53,518**	**¥(27,992)**	**¥25,526**	**$500**	**$(262)**	**$238**
Manufacturing, sales and services licenses, and trademarks	**39,037**	**(14,916)**	**24,121**	**365**	**(139)**	**226**
Other	**9,980**	**(4,085)**	**5,895**	**93**	**(38)**	**55**
Total	**¥102,535**	**¥(46,993)**	**¥55,542**	**$958**	**$(439)**	**$519**
Intangible assets with indefinite lives:						
Rights to use land			**¥ 1,421**			**$ 13**
Customer relationship			**3,453**			**32**
Others			**3,834**			**36**
Total			**¥ 8,708**			**$ 81**

Intangible assets with finite lives acquired during the years ended March 31, 2003, 2004 and 2005 aggregated ¥30,651 million, ¥32,498 million and ¥14,598 million ($136 million), respectively. During the year ended March 31, 2003, the companies acquired assets primarily consisting of a manufacturing and sales license of ¥17,728 million related to the automobile business in certain Asian countries and software of ¥10,726 million. During the year ended March 31, 2004, the companies acquired assets primarily consisting of a financing service license of ¥18,360 million related to the automobile business in Europe and software of ¥11,926 million. During the year ended March 31, 2005, the companies acquired assets primarily consisting of a manufacturing and sales license of ¥2,182 million ($20 million) related to the automobile business in certain Asian countries and software of ¥9,967 million ($93 million). The weighted-average amortization periods for the manufacturing and sales license, and software are five years. The weighted-average amortization period for the financing service license is eight years.

Intangible assets with indefinite lives acquired during the years ended March 31, 2003, 2004 and 2005 totaled ¥3,963 million, ¥650 million and ¥3,773 million ($35 million), respectively. During the year ended March 31, 2005, the companies acquired assets primarily consisting of a customer relationship of ¥3,453 million ($32 million) related to the wholesale business.

Amortization expense for intangible assets with finite lives was ¥12,400 million, ¥14,518 million and ¥17,166 million ($160 million) for the years ended March 31, 2003, 2004 and 2005, respectively.

As of March 31, 2005, estimated amortization expense in each of the next five years is as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2006	¥14,436	$135
2007	12,089	113
2008	9,726	91
2009	6,522	61
2010	4,315	40

Based on the results of the impairment testing, no impairment loss was recorded during the years ended March 31, 2003 and 2004 and impairment loss of ¥5,987 million ($56 million) was recorded for the year ended March 31, 2005.

The impairment loss consists primarily of the loss of ¥4,922 million ($46 million) on the service right in the Machinery group, which were caused by the decline of the estimated cash flows.

These impairment losses are included in "Loss (gain) on property and equipment—net."

Goodwill

Goodwill is included in "Other assets" on the consolidated balance sheets. The following tables show changes in the carrying amount of goodwill by reporting operating segment for the years ended March 31, 2004 and 2005:

	March 31, 2004			
	Millions of Yen			
Segment	Balance, Beginning of Year	Goodwill Additions	Other*	Balance, End of Year
New Business Initiative	¥ 1,702		¥ (23)	¥ 1,679
Metals	7,880	¥1,047	(188)	8,739
Machinery	3,149	236	(148)	3,237
Chemicals	5,663		(1,389)	4,274
Living Essentials	9,905	1,965	(213)	11,657
Other	435	449	(252)	632
Total	¥28,734	¥3,697	¥(2,213)	¥30,218

There was no goodwill attributable to the Energy Business group at March 31, 2004.

	March 31, 2005							
	Millions of Yen				Millions of U.S. Dollars			
Segment	Balance, Beginning of Year	Goodwill Additions	Other*	Balance, End of Year	Balance, Beginning of Year	Goodwill Additions	Other*	Balance, End of Year
New Business Initiative	**¥ 1,679**	**¥ 383**	**¥(1,343)**	**¥ 719**	**$ 16**	**$ 4**	**$(13)**	**$ 7**
Energy Business		**276**		**276**		**3**		**3**
Metals	**8,739**	**143**	**(429)**	**8,453**	**82**	**1**	**(4)**	**79**
Machinery	**3,237**		**(1,797)**	**1,440**	**29**		**(16)**	**13**
Chemicals	**4,274**	**211**	**(18)**	**4,467**	**40**	**2**		**42**
Living Essentials	**11,657**	**2,353**	**(504)**	**13,506**	**109**	**22**	**(5)**	**126**
Other	**632**	**1,010**	**(203)**	**1,439**	**6**	**9**	**(2)**	**13**
Total	**¥30,218**	**¥4,376**	**¥(4,294)**	**¥30,300**	**$282**	**$41**	**$(40)**	**$283**

* "Other" includes effects of divestitures and foreign currency exchange rate changes.

Goodwill was tested for impairment. An impairment loss of ¥741 million, which included a transition impairment loss of ¥536 million, was recognized during the year ended March 31, 2003. No impairment loss was recognized during the years ended March 31, 2004 and 2005.

10. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Overall Risk Management—The companies, in the normal course of business, are exposed to market risks from changes in interest rates, foreign exchange rates, and commodity and equity prices. To manage the exposures to these risks, the companies generally identify their net exposures and take advantage of natural offsets. Additionally, the companies enter into various derivative transactions pursuant to the companies' risk management policies in response to counterparty exposure and to hedge specific risks.

The primary types of derivatives used by the companies are interest rate swaps, forward exchange contracts, currency swaps and commodity futures contracts. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. Whenever practical, designation is performed on a specific exposure basis to qualify for hedge accounting. In these circumstances, the companies assess, both at the inception of the hedge and on an on-going basis, whether the hedging derivatives are highly effective in offsetting changes in fair values or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the companies will discontinue hedge accounting.

The companies seek to minimize credit risk associated with derivative contracts by limiting counterparties to major international financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties.

Interest Rate Risk Management—The companies' financing, investing and cash management activities are exposed to market risk from changes in interest rates. In order to manage these exposures, the companies have entered into interest rate swap contracts. Interest rate swaps are used, in most instances, to convert fixed rate assets or debts to floating rate assets or debts, as well as convert some floating rate assets or debts to a fixed basis. The objective of maintaining this mix of fixed and floating rate assets and debt allows the companies to manage the overall value of cash flows attributable to certain assets and debt instruments.

Foreign Currency Risk Management—The companies operate globally and are exposed to foreign currency risks related to purchasing, selling, financing and investing in currencies other than the local currencies in which the companies operate. The companies' strategy to manage foreign currency risks is to net

foreign currency exposures on recognized assets, liabilities and unrecognized firm commitments by taking advantage of natural offsets, and purchase forward exchange contracts and other contracts to preserve the economic value of cash flows in non-functional currencies. The companies believe that in circumstances where these foreign currency contracts have not been designated as hedging instruments under SFAS No. 133, such contracts effectively hedge the impact of the variability in exchange rates. Principal currencies hedged include the U.S. dollar, the Euro and the Australian dollar.

Commodity Price Risk Management—The companies are exposed to price fluctuations of various commodities used in their trading and other operating activities. The companies enter into commodity futures, forwards, options and swaps contracts, to hedge the variability in commodity prices in accordance with their risk management procedures. Except in certain cases where these contracts have been designated as a cash flow hedge, they are generally not designated as hedging instruments under SFAS No. 133.

Equity Price Risk Management—The companies are exposed to price fluctuation of marketable securities that are classified as available-for-sale. The companies utilize equity derivatives, primarily equity forward contracts for the purpose of managing risks associated with changes in equity price affecting fair values of equity securities. In most cases, the companies take short positions selling stocks in forward contracts to hedge declining equity price risk.

Fair Value Hedge—Derivative instruments designated as fair value hedges primarily relate to interest rate swaps used to convert fixed rate assets or debt obligations to floating rate assets or debts. In addition, equity forward contracts are designated as fair value hedges to manage the variability in the equity price of marketable equity securities that are classified as available-for-sale. Changes in fair values of hedged assets and debt obligations, and hedging derivative instruments are recognized in earnings in "Other expense (income)—net." The amount of hedge ineffectiveness recognized on fair value hedges was losses of ¥612 million for the year ended March 31, 2003, and gains of ¥44 million and ¥113 million ($1 million) for the years ended March 31, 2004 and 2005, respectively. During the same periods, no fair value hedges for firm commitments were derecognized.

Cash Flow Hedge—Derivative instruments designated as cash flow hedges include interest rate swaps to convert floating rate liabilities to fixed rate liabilities and foreign currency swaps contracts to eliminate variability in functional-currency-equivalent cash flows on certain debt obligations. Additionally, commodity swaps and futures contracts with maturities of not more than 9 months are utilized and qualify as cash flow hedges. Current open contracts hedge forecasted transactions until 2005. The amount of hedge ineffectiveness on cash flow hedges and net gains or losses excluded from the assessment of hedge effectiveness, which was included in "Other expense (income)—net," was a gain of ¥107 million for the year ended March 31, 2003. There was no amount of hedge ineffectiveness on cash flow hedge or net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2004 and 2005. Derivative gains and losses included in AOCI are reclassified into earnings at the time that the associated hedged transactions impact the income statement. Approximately ¥4,800 million ($45 million) of these net derivative gains, net of tax, included in AOCI at March 31, 2005 will be reclassified into earnings within 12 months from that date. During the year ended March 31, 2005, no cash flow hedges for forecasted commitments were derecognized.

Hedge of the Net Investment in Foreign Operations—The parent company enters into foreign exchange forward contracts to hedge the foreign currency exposures of its net investments in foreign operations. Changes in fair values of hedging instruments have been included in foreign currency translation adjustments within "Other comprehensive income (loss)." The net amount of gains or losses included in the foreign currency translation adjustments was immaterial for the year ended March 31, 2005.

Derivative Instruments Used for Other than Hedging Activities—The parent company and certain subsidiaries enter into derivative financial instruments as a part of their trading activities. The companies clearly distinguish derivatives used in trading activities from derivatives used for risk management purposes. As part of their internal control policies, the companies have set strict limits on the positions which can be taken in order to minimize potential losses for these derivative transactions and periodically monitor the open positions for compliance.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The companies, in the normal course of their business, are parties to various financial instruments. The companies engage in operating transactions with a significant number of customers in a wide variety of industries all over the world, and their receivables from and guarantees to such parties are broadly diversified. Consequently, in management's opinion, no significant concentration of credit risk exists for the companies. Credit risk exposure of these financial instruments in the event of counterparty nonperformance is controlled through credit approvals, limits and monitoring procedures based on the credit policies. The companies require collateral to the extent considered necessary.

The estimated fair value of financial instruments has been determined using available market information or valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Current Financial Assets and Current Financial Liabilities—The estimated fair values of cash and cash equivalents, time deposits, trade receivables and payables and short-term debt approximate their carrying amounts due to the relatively short maturities of these instruments.

Short-term Investments and Other Investments—The fair values of marketable securities included in "Short-term investments" and "Other investments" are based on

quoted market prices. The fair value information for each category of securities is set forth in Note 4. "Other investments" also include investments in non-marketable equity securities of unaffiliated customers, suppliers and certain financial institutions, which include certain preferred stocks, guarantee deposits and non-current time deposits. The fair values of non-current time deposits are estimated based on the present value of estimated future cash flows; however, it is not practicable to estimate fair values of the investments in non-marketable equity securities of unaffiliated companies, which consist of approximately one thousand small investments in customers and suppliers, as such estimation was not readily determinable.

Non-current Notes, Loans, Accounts Receivable and Advances to Affiliated Companies—The fair values of these items are estimated by discounting estimated future cash flows using a rate which is commensurate with the risks involved.

Long-term Debt—The fair values of the companies' debt are estimated based on the present value of estimated future cash flows computed using interest rates that are currently available to the companies for debt with similar terms and remaining maturities.

Derivative Financial Instruments—The fair values of the derivative financial instruments are estimated by obtaining quotes from brokers and other appropriate valuation techniques based on information available to the companies.

The following table presented the carrying amounts and estimated fair values of financial instruments valued under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" at March 31, 2004 and 2005. Accordingly, certain amounts which are not considered financial instruments are excluded from the table.

	Millions of Yen				Millions of U.S. Dollars	
	2004		**2005**		**2005**	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:						
Current financial assets other than short-term investments, net of allowance for doubtful receivables	¥3,156,722	¥3,156,722	**¥3,605,247**	**¥3,605,247**	**$33,694**	**$33,694**
Short-term investments and other investments, for which it is:						
Practicable to estimate fair value	1,075,570	1,075,570	**1,301,995**	**1,301,995**	**12,168**	**12,168**
Not practicable to estimate fair value	317,482		**366,200**		**3,423**	
Non-current notes, loans and accounts receivable and advances to affiliated companies, net of allowance for doubtful receivables	591,070	600,087	**585,704**	**609,571**	**5,474**	**5,697**
Derivative assets, included in "Other current assets" and "Other assets"	91,308	91,308	**85,805**	**85,805**	**802**	**802**
Financial liabilities:						
Current financial liabilities	2,565,000	2,565,000	**2,921,603**	**2,921,603**	**27,305**	**27,305**
Long-term debt, including current maturities, and non-current trade payables, included in "Other long-term liabilities"	3,721,987	3,687,812	**3,756,305**	**3,741,838**	**35,106**	**34,970**
Derivative liabilities, included in "Other current liabilities" and "Other long-term liabilities"	54,436	54,436	**53,301**	**53,301**	**498**	**498**

12. SHORT-TERM AND LONG-TERM DEBT

Short-term debt at March 31, 2004 and 2005 consisted of the following:

	2004		**2005**		**2005**
	Millions of Yen	Interest Rate	Millions of Yen	Interest Rate	Millions of U.S. Dollars
Bank loans	¥494,705	1.5%	**¥534,841**	**1.5%**	**$4,999**
Commercial paper	30,445	0.8	**10,283**	**4.8**	**96**
Total	¥525,150		**¥545,124**		**$5,095**

The interest rates represent weighted average rates on outstanding balances at March 31, 2004 and 2005. As for short-term debt with collateral, see Note 8, "PLEDGED ASSETS."

Long-term debt at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2004	2005	2005
Long-term debt with collateral (see Note 8):			
Banks and insurance companies, maturing serially through 2034—principally 1%–2.9%	¥ 43,966	¥ 30,824	$ 288
Government-owned banks and government agencies, maturing serially through 2022—principally 2%–2.9%	59,763	44,519	416
Banks and others, maturing serially through 2025 (payable in foreign currencies)—principally 2%–7.9%	104,697	47,397	443
Government-owned bank, maturing serially through 2016 (payable in foreign currency)—principally 5%–6.9%	35,016	31,310	292
Japanese yen bonds (fixed rate 0.4% to 1.675%, due 2005–2009)		3,600	34
U.S. dollar bonds (fixed rate 6.09%, due 2021)		11,046	103
Total	243,442	168,696	1,576
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2020—principally 0%–2.9%	1,394,306	1,495,901	13,981
Government-owned banks and government agencies, maturing serially through 2018—principally 1%–1.9%	136,878	152,164	1,422
Government-owned bank, maturing serially through 2019 (payable in foreign currency)—principally 2%–3.9%	124,144	102,843	961
Banks and others, maturing serially through 2016 (payable in foreign currencies)—principally 2%–3.9%	385,213	403,778	3,774
Japanese yen callable bonds (floating rate 1.916% as of March 31, 2005, due 2015)		10,000	93
Japanese yen callable bonds (adjustable fixed rate 1.5%, due 2010)	10,000	10,000	93
Japanese yen callable bonds (adjustable fixed rate 1.3%, due 2013)	10,000	10,000	93
Japanese yen callable bonds (adjustable fixed rate 1.23%, due 2013)	10,000	10,000	93
Japanese yen callable bonds (adjustable fixed rate 0.7%, due 2013)	14,000	14,000	131
Japanese yen callable bonds (adjustable fixed rate 0.6%, due 2013)	10,000	10,000	93
Japanese yen callable bonds (adjustable fixed rate 1.04%, due 2014)	15,000	15,000	140
Japanese yen callable bonds (adjustable fixed rate 0.9%, due 2015)	10,000	10,000	93
Japanese yen callable bonds (fixed rate 1.2%, subject to change to floating rate, due 2015)	10,000		
Japanese yen extensible bonds (floating rate 0.37% as of March 31, 2005, due 2009)	35,000	35,000	327
Japanese yen bonds (floating rate 0.35%–2.92% as of March 31, 2005, due 2007–2010)	57,000	59,100	552
Japanese yen bonds (floating rate 0.84%–2.456% as of March 31, 2005, due 2013–2014)	40,000	65,000	608
Japanese yen bonds (floating rate 2.26%–2.609% as of March 31, 2005, due 2015–2016)	20,000	35,000	327
Japanese yen bonds (fixed rate 0.89% to 1.04%, due 2004)	20,000		
Japanese yen bonds (fixed rate 2%, due 2006)	20,000	20,000	187
Japanese yen bonds (fixed rate 0.6% to 2.125%, due 2007–2008)	60,200	61,500	575
Japanese yen bonds (fixed rate 2.08% to 2.58%, due 2009)	120,000	120,000	1,122
Japanese yen bonds (fixed rate 2.07% to 3.18%, due 2010–2019)	117,000	117,000	1,094
Japanese yen bonds (fixed rate 0.35% to 0.72%, due 2008–2009)	35,000	35,000	327
Japanese yen bonds (fixed rate 0.91% to 1.27%, due 2012–2015)	57,000	57,000	533
Japanese yen bonds (fixed rate 1.5% to 2.1%, subject to change to floating rate, due 2013–2014)	25,000		
Japanese yen bonds (fixed rate 2% to 2.65%, subject to change to floating rate, due 2016–2017)		30,000	281
U.S. dollar bonds (fixed rate 3.6%, due 2005)	13,423	13,081	122
Thai baht bonds (fixed rate 3.35%, due 2008)		8,037	75
Reverse dual currency yen/U.S. dollar bonds (fixed rate 3%, due 2009)	15,000	15,000	140
Japanese yen convertible bond (zero coupon, due 2011)	150,000	150,000	1,402
Dual currency Japanese yen/Australia dollar bonds (fixed rate 3.17%, due 2007)	2,528	3,043	29
Medium-term notes (payable in Japanese yen), due 2004–2019—0%–5.65% in 2004 and due 2005–2019—0%–5.43% in 2005	142,481	139,994	1,308
Medium-term notes (payable in U.S. dollar), due 2004–2005—1.42%–7.1% in 2004 and due 2005–2009—2.7%–7.1% in 2005	22,733	29,414	275
Commercial paper (payable in Japanese yen), with average interest rate of 0.015%	158,000	150,000	1,402
Total	3,239,906	3,386,855	31,653
Total	3,483,348	3,555,551	33,229
Add unamortized issue premium	2,987	2,571	24
Add mark to market adjustment—under SFAS No. 133	43,047	28,071	263
Total	3,529,382	3,586,193	33,516
Less current maturities	(500,678)	(563,106)	(5,263)
Less mark to market adjustment related to "current maturities"—under SFAS No. 133	(2,534)	1,622	15
Long-term debt, less current maturities	¥3,026,170	¥3,024,709	$28,268

On June 17, 2002, the parent company completed an offering of ¥150,000 million zero coupon convertible bonds with stock acquisition rights due 2011 (the "Convertible Bonds"), receiving net proceeds of approximately ¥149,910 million. The bonds are convertible, at the option of the holder, into the parent company's common stock at a conversion price of ¥1,188 per share, exercisable on or after July 1, 2002, subject to computational provisions in the related indenture. The bonds are redeemable at the option of the parent company commencing June 17, 2004 through June 16, 2005 at the redemption price of 106% (105% commencing June 17, 2005 through June 16, 2006) of the principal. The bonds were sold at a premium of ¥3,750 million which has been recorded as part of the bond payable and amortized over the term of the bonds. The parent company paid ¥3,750 million for debt issuance costs related to the bonds. The debt issuance costs have been included in other assets and amortized to interest expense over the term of the bonds.

Annual maturities of long-term debt as of March 31, 2005, based on their contractual terms, are as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2006 (included in current liabilities)	¥ 563,106	$ 5,263
2007	326,420	3,050
2008	317,241	2,965
2009	288,790	2,699
2010	562,687	5,259
2011 and thereafter	1,497,307	13,993
Total	¥3,555,551	$33,229

The companies entered into interest rate swap and currency swap contracts for certain short-term and long-term debt to manage interest rate and foreign currency exposure. The effective interest rates for bank loans of ¥984,862 million ($9,204 million), notes and bonds of ¥691,639 million ($6,464 million), and medium-term notes of ¥144,261 million ($1,348 million) outstanding at March 31, 2005 after giving effect to such swap agreements were generally based on LIBOR (London Interbank Offered Rate). Most swap agreements entered into by the companies used three-month LIBOR.

The companies maintain lines of credit with various banks, including Japanese yen facilities of ¥310,000 million ($2,897 million) held by the parent company and ¥185,000 million ($1,729 million) held by a domestic subsidiary, and a U.S. dollar facility of $1,000 million which the parent company and a U.S. subsidiary held at March 31, 2005. The parent company, the domestic subsidiary and the U.S. subsidiary compensate banks for these facilities in the form of commitment fees, which were insignificant in each of the past three years. Certain commitment fees on the lines of credit are based on the parent company's current debt rating. The domestic subsidiary is required to maintain certain financial covenants to keep the facilities. The short-term and long-term portions of unused lines of credit, including over draft contracts as well as the above committed lines, totaled ¥925,971 million ($8,654 million) and ¥239,150 million ($2,235 million), respectively, at March 31, 2005, compared with ¥1,112,833 million and ¥223,500 million, respectively, at March 31, 2004.

On October 7, 2001, the parent company designated unused long-term lines of credit, discussed above, totaling ¥210,000 million and maturing in December 2009, to be used solely in support of the parent company's commercial paper program of ¥210,000 million. The commercial paper program is used from time to time to fund working capital and other general corporate requirements. The outstanding commercial paper of ¥158,000 million at March 31, 2004 and ¥150,000 million ($1,402 million) at March 31, 2005 was classified as long-term debt on the consolidated balance sheets since the parent company has the intent and ability to refinance these borrowings on a long-term basis through continued commercial paper borrowings, supported by the available lines of credit.

Substantially all of the short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Certain agreements relating to long-term bank loans provide that the bank may require the borrower to submit proposals as to the payment of dividends and other appropriations of earnings for the bank's review and approval before presentation to the shareholders. Default provisions of certain agreements grant certain rights of possession to the banks. Under certain agreements, principally with government-owned financial institutions, the borrower is required, upon request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or by additional cash-flow raised through stock issuances or bond offerings. During the years ended March 31, 2004 and 2005, the companies have not received any request of the kind described above and do not expect that any such request will be made.

13. INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate, resulted in a normal effective statutory rate of approximately 42% for the years ended March 31, 2003 and 2004, and 41% for the year ended March 31, 2005. Effective April 1, 2004, the normal effective statutory rate changed from 42% to 41%. Deferred income tax balances have been adjusted to reflect the revised rate, which increased the provision for income

taxes for the year ended March 31, 2003. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the combined statutory tax rates for the years ended March 31, 2003, 2004 and 2005 to the effective income tax rates reflected in the accompanying consolidated statements of income was as follows:

	2003	2004	2005
Combined statutory income tax rate	42.0%	42.0%	**41.0%**
Expenses not deductible for income tax purposes	6.0	2.7	**1.8**
Operating losses of certain subsidiaries	12.8	2.7	**2.6**
Tax benefits on losses of subsidiaries	(0.2)	(1.8)	**(2.0)**
Lower income tax rates applicable to income in certain foreign countries	(9.8)	(6.0)	**(5.2)**
Tax effect on earnings or losses of equity method investees	8.8	4.5	**4.3**
Effect of taxation on dividends	9.7	4.0	**2.3**
Effect of reduction in tax rate	3.1	0.5	
Other—net	(0.6)	1.3	**(0.1)**
Effective income tax rate	71.8%	49.9%	**44.7%**

Tax effect on earnings or losses of equity method investees are included in "Income taxes" for the year ended March 31, 2005 and amounts for the years ended March 31, 2003 and 2004 have been reclassified to conform to the current year presentation.

Amounts provided for income taxes for the years ended March 31, 2003, 2004 and 2005 were allocated as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	2005	2005
Income taxes expense	¥ 43,623	¥ 74,853	**¥ 93,751**	**$ 876**
Other comprehensive income (loss)	(62,767)	143,442	**87,154**	**814**
Total income tax expense (benefit)	¥(19,144)	¥218,295	**¥180,905**	**$1,690**

Significant components of deferred tax assets and liabilities at March 31, 2004 and 2005 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	2005	2005
Assets:			
Allowance for doubtful receivables	¥ 43,236	**¥ 43,387**	**$ 405**
Accrued pension and severance liabilities	47,659	**38,175**	**357**
Impairment loss on property and equipment	17,590	**14,009**	**131**
Net operating loss carryforwards	27,514	**26,283**	**246**
Accruals and other	53,191	**65,594**	**613**
Gross deferred tax assets	189,190	**187,448**	**1,752**
Less valuation allowance	(33,384)	**(37,509)**	**(351)**
Deferred tax assets—less valuation allowance	155,806	**149,939**	**1,401**
Liabilities:			
Depreciation	25,633	**25,679**	**240**
Valuation of debt and equity securities	92,186	**167,714**	**1,567**
Property and intangible assets	65,673	**62,323**	**583**
Other	34,576	**39,058**	**365**
Gross deferred tax liabilities	218,068	**294,774**	**2,755**
Net deferred tax liabilities	¥ (62,262)	**¥(144,835)**	**$(1,354)**

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized. The total valuation allowance decreased by ¥53 million and ¥3,571 million for the years ended March 31, 2003 and 2004, respectively, and increased by *¥4,125 million ($39 million) for the year ended March 31, 2005.*

Net deferred tax liabilities were included in the consolidated balance sheets at March 31, 2004 and 2005 as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	2005	2005
Current assets—Deferred income taxes	¥ 59,415	**¥ 56,289**	**$ 526**
Other assets	19,293	**12,658**	**118**
Other current liabilities	(3,444)	**(4,909)**	**(46)**
Long-term liabilities—Deferred income taxes	(137,526)	**(208,873)**	**(1,952)**
Net deferred tax liabilities	¥ (62,262)	**¥(144,835)**	**$(1,354)**

No provision for income taxes is recognized on undistributed earnings of subsidiaries where the parent company considers that such earnings are not expected to be remitted in the foreseeable future or would not, under the present Japanese tax laws, be subject to additional taxation should they be distributed as dividends. At March 31, 2005, the amount of undistributed earnings of subsidiaries on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements aggregated ¥505,424 million ($4,724 million). Determination of the deferred tax liability related to the undistributed earnings of foreign subsidiaries is not practicable.

At March 31, 2005, the companies had aggregate operating loss carryforwards of approximately ¥75,580 million ($706 million) which may be used as a deduction in the determination of taxable income in future periods. If not utilized, such loss carryforwards expire as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2006	¥ 6,367	$ 59
2007	3,317	31
2008	9,605	90
2009	11,593	108
2010	3,898	36
2011 through 2015	17,077	160
2016 through 2020	917	9
2021 and thereafter	22,806	213
Total	¥75,580	$706

Income from consolidated operations before income taxes for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2003	¥ (16,859)	¥77,594	¥ 60,735			
Year ended March 31, 2004	¥ 63,245	¥86,874	¥150,119			
Year ended March 31, 2005	**¥116,324**	**¥93,475**	**¥209,799**	**$1,087**	**$874**	**$1,961**

Income taxes for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2003:						
Current	¥ 30,751	¥25,517	¥ 56,268			
Deferred	(11,431)	(1,214)	(12,645)			
Total	¥ 19,320	¥24,303	¥ 43,623			
Year ended March 31, 2004:						
Current	¥ 56,142	¥30,721	¥ 86,863			
Deferred	(9,863)	(2,147)	(12,010)			
Total	¥ 46,279	¥28,574	¥ 74,853			
Year ended March 31, 2005:						
Current	**¥ 62,180**	**¥35,133**	**¥ 97,313**	**$581**	**$328**	**$909**
Deferred	**202**	**(3,764)**	**(3,562)**	**2**	**(35)**	**(33)**
Total	**¥ 62,382**	**¥31,369**	**¥ 93,751**	**$583**	**$293**	**$876**

14. ACCRUED PENSION AND SEVERANCE LIABILITIES

The parent company and certain of its subsidiaries have contributory and non-contributory defined benefit pension plans covering substantially all employees other than directors. In addition, certain subsidiaries and affiliated companies participate in a contributory defined benefit pension plan (Dia Union Pension Fund) which covers substantially all of their employees and provides for lifetime annuity payments. In addition to the pension plans, most of the domestic subsidiaries have unfunded severance indemnity plans under which their employees, other than directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities.

The benefits for these plans are based upon years of service, compensation at the time of severance and other factors.

The contributory defined benefit pension plans mentioned above are Employees' Pension Fund plan ("EPF") which are pursuant to the Japanese Welfare Pension Insurance Law. The plans cover a portion of the governmental welfare pension program ("substitutional portion"), under which the contributions are made by the companies and their employees, and a portion representing the substituted non-contributory plans which the companies has originally set ("additional portion"). Both of these EPF's are administered by a board of trustees composed of management and labor representatives. Both the substitutional portion and additional portion are managed and administered as one, and both the companies and their employees are required to contribute to the pension funds; however, the companies have obligations to fund the plans in a manner sufficient to satisfy the plans benefit obligations.

Enacted Defined Benefit Corporate Pension Law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF's to the government. In accordance with the law, during the year ended March 31, 2005, the parent company, a domestic subsidiary and Dia Union Pension Fund each obtained the approval of the Japanese Minister of Health, Labour and Welfare for the exemption from the benefits obligation on the substitutional portion related to both future and past employee services, and completed the transfer of the plan assets on the substitutional portion to the government. As a result of the transfer of the substitutional portion, the additional portion of EPF's of the parent company and a domestic subsidiary remained as the companies' Corporate Pension Funds under the Defined Benefit Corporate Pension Law.

In accordance with EITF No. 03-2, the companies accounted for the entire separation process of each transfer as a single settlement transaction upon the completion of the each transfer to the government, and recognized settlement losses of ¥25,648 million ($240 million) on the proportionate amount of the net unrecognized losses for the substitutional portion and gains of ¥2,848 million ($27 million) on derecognition of previously accrued salary progression, which represented the difference between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion for the year ended March 31; 2005. Concurrent with this, the companies recognized gains of ¥38,534 million ($360 million) on the difference between the accumulated benefit obligation settled and the assets transferred to the government, as a "Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund" for the year ended March 31, 2005.

The companies use a March 31 measurement date for the majority of their plans.

Net periodic pension costs related to the parent company's and its subsidiaries' pension and indemnity plans for the years ended March 31, 2003, 2004 and 2005 included the following components:

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Service cost—benefits earned during the period	¥12,952	¥15,662	**¥11,312**	**$106**
Interest cost on projected benefit obligation	12,603	9,963	**12,126**	**113**
Expected return on plan assets	(7,427)	(4,528)	**(7,224)**	**(68)**
Recognized net actuarial loss	12,833	22,552	**8,395**	**79**
Amortization of unrecognized prior service cost	(88)	(13)	**(147)**	**(1)**
Amortization of unrecognized obligation at transition	145	153		
Settlement loss/termination benefits	3,657	1,027	**3,429**	**32**
Settlement loss resulting from transfer of Substitutional Portion of EPF to the government			**25,648**	**240**
Gain on derecognition of previously accrued salary progression			**(2,848)**	**(27)**
Net periodic pension cost	¥34,675	¥44,816	**¥50,691**	**$474**

The following table set forth the reconciliation of benefit obligation, plan assets and the funded status of the plans:

	Millions of Yen		Millions of U.S. Dollars
	2004	2005	2005
Change in benefit obligation:			
Benefit obligation at beginning of year	¥527,838	**¥465,654**	**$4,352**
Service cost	15,662	**11,312**	**106**
Interest cost	9,963	**12,126**	**113**
Employee contributions	1,896	**958**	**9**
Plan amendments	87	**(1,530)**	**(14)**
Actuarial (gain) loss	(67,859)	**11,211**	**104**
Benefits paid	(16,008)	**(14,795)**	**(138)**
Lump-sum payments/settlements/termination benefits	(3,655)	**(2,828)**	**(26)**
Project benefit obligation settled due to the separation of Substitutional Portion of EPF		**(96,613)**	**(903)**
Acquisitions/divestitures and other—net	(1,143)	**(1,537)**	**(14)**
Change in foreign currency exchange rates	(1,127)	**(289)**	**(3)**
Benefit obligation at end of year	465,654	**383,669**	**3,586**
Change in plan assets:			
Fair value of plan assets at beginning of year	309,519	**401,329**	**3,751**
Actual return on plan assets	91,561	**(1,122)**	**(10)**
Employer contributions	17,726	**21,336**	**199**
Employee contributions	1,896	**958**	**9**
Benefits paid	(13,602)	**(12,535)**	**(117)**
Lump-sum payments/settlements	(3,608)	**(3,973)**	**(37)**
Assets transferred to the government due to the separation of Substitutional Portion of EPF		**(55,231)**	**(516)**
Acquisitions/divestitures and other—net	(1,317)	**(1,270)**	**(12)**
Change in foreign currency exchange rates	(846)	**(181)**	**(2)**
Fair value of plan assets at end of year	401,329	**349,311**	**3,265**
Reconciliation of funded status and net amount recognized in the consolidated balance sheets:			
Funded status	(64,325)	**(34,358)**	**(321)**
Unrecognized net actuarial loss	124,079	**106,644**	**997**
Unrecognized prior service cost	482	**(197)**	**(2)**
Net amount recognized	¥ 60,236	**¥ 72,089**	**$ 674**
Amounts recognized in the consolidated balance sheets consist of:			
Prepaid pension cost included in other current assets	¥ 33,273	**¥ 33,750**	**$ 315**
Accrued pension liability*	(64,198)	**(42,260)**	**(395)**
Intangible asset included in other assets	2,064	**1,825**	**17**
Accumulated other comprehensive loss, before tax	89,097	**78,774**	**737**
Net amount recognized	¥ 60,236	**¥ 72,089**	**$ 674**

* Includes current portion of ¥2,989 million ($28 million) as of March 31, 2005.

The total accumulated benefit obligation for the companies' contributory and non-contributory pension plans was ¥444,109 million and ¥365,119 million ($3,412 million) as of March 31, 2004 and 2005, respectively.

The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets where accumulated benefit obligations exceeded plan assets as of March 31, 2004 and 2005 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	2005	2005
Projected benefit obligation	¥422,448	**¥338,298**	**$3,162**
Accumulated benefit obligation	403,118	**323,694**	**3,025**
Fair value of plan assets	341,681	**286,017**	**2,673**

Plan Assets
Most of the plan assets of the companies' defined benefit pension plans were those of the parent company's plans. The following table set forth the parent company's weighted average asset allocation for its defined benefit pension plans for the years ended March 31, 2004 and 2005:

	Asset Allocation	
	2004	**2005**
Asset category:		
Equity securities	56%	**55%**
Debt securities	11	**3**
Alternative investments	22	**28**
Cash and cash equivalent	11	**14**
Total	100%	**100%**

Investment Policies
The parent company's investment policy for the defined benefit pension plans is to procure an adequate return to provide future payments of pension benefits, by formulating an efficient portfolio based on the evaluation of the risk and return and the correlation of diversified asset categories such as equity securities, debt securities and alternative investments.

In the course of formulating the portfolio based on the investment policy, the parent company has increased the asset allocation to alternative investments. The parent company believes that alternative investments are the most efficient and effective investment to produce a stable return while reducing risk, as well as it has a low correlation with other assets and maximize the efficiency of the entire portfolio.

With respect to the management of each asset class, the parent company also pays extra attention to the diversification of strategies and investment managers for the purpose of risk controlling and thereby pursuing the efficiency of management.

Assumptions
The weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2005, including those of foreign subsidiaries, were as follows:

	2004	**2005**
Weighted-average discount rate	2.9%	**2.4%**
Average rate of increase in future compensation levels	2.4	**2.4**

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2003, 2004 and 2005, including those of foreign subsidiaries, were as follows:

	2003	2004	**2005**
Weighted-average discount rate	3.0%	2.0%	**2.9%**
Average rate of increase in future compensation levels	2.6	2.4	**2.4**
Expected long-term rate of return on plan assets	3.1	2.2	**3.1**

The companies determine assumptions for the expected long-term return on plan assets considering the investment policy, the historical returns, asset allocation and future estimates of long-term investment returns.

Contribution
The companies' funding policy is mainly to contribute an amount deductible for income tax purposes. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future. As discussed in Note 4, in March 2003 the parent company contributed certain marketable equity securities to employee retirement benefit trusts plan assets for the parent company's contributory and non-contributory pension plans.

The companies expect to contribute approximately ¥25,000 million ($234 million) to their contributory pension plans during the year ending March 31, 2006.

Estimated Future Benefit Payments
Estimated future benefit payments are as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2006	¥ 17,016	$159
2007	21,375	200
2008	19,648	184
2009	20,580	192
2010	19,677	184
2011 through 2015	103,092	963

Early Retirement Program
The parent company has offered an early retirement program to its employees. The program provides additional benefit payments for employees who are age 50 or older with more than 15 years of service and elect early retirement before the mandatory retirement age of 60. As a result of an announcement in November 1998 that the program would be amended so that additional benefits would not be provided to employees who apply for the program after April 1, 2000 (April 1, 2003 for expatriates who were residing abroad upon the announcement and administrative

personnel), a large number of employees applied for the program during the years ended March 31, 2000 and 2003. At March 31, 2004 and 2005, the liability for applicants to the program, discounted to reflect the present value of the expected cash flows, was ¥23,810 million and ¥19,783 million ($185 million), respectively. Such liability is allocated between "Other accrued expenses" and "Accrued pension and severance liabilities" in the accompanying consolidated balance sheets, depending on when the additional benefit payment is expected to be made. Related expenses recognized by the parent company for the years ended March 31, 2003, 2004 and 2005, included in "Selling, general and administrative expenses" in the accompanying consolidated statements of income, were ¥13,968 million, ¥233 million and ¥2,150 million ($20 million), respectively.

15. ASSETS RETIREMENT OBLIGATION

The companies account for asset retirement obligations ("AROs"), consisting primarily of costs associated with mine reclamation, landfills and dismantlement of facilities, under SFAS No. 143. These costs reflect the legal obligations associated with the normal operation of the companies' coal mining and oil and gas facilities. These liabilities are included in "Other current liabilities" and "Other long-term liabilities" in the consolidated balance sheets. Additionally, the companies capitalized asset retirement costs by increasing the carrying amount of related long-lived assets, and recorded associated accumulated depreciation from the time the original assets are placed into service.

The changes in the carrying amount of AROs for the years ended March 31, 2004 and 2005 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	**2005**	**2005**
Balance at beginning of year	¥ 9,179	**¥11,379**	**$106**
Accretion expense	790	**617**	**6**
Payments	(500)	**(660)**	**(6)**
Liabilities incurred	627	**1,201**	**11**
Other*	1,283	**708**	**7**
Balance at end of year	¥11,379	**¥13,245**	**$124**

* "Other" principally includes the effect of foreign currency exchange rate changes and the effect of consolidation of certain subsidiaries.

In addition to the AROs discussed above, the companies may have other obligations in the event of a permanent shutdown of facilities or evacuation of offices. However, sufficient information to estimate a range of potential settlement dates for the obligations is not available, therefore, the associated AROs are not reasonably estimable and liabilities cannot be established.

16. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock be recorded with no par value and at least 50% of the issue price of new shares be recorded as common stock and the remaining net proceeds as additional paid-in capital.

The Code allows Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The Code permits, upon approval of the Board of Directors, transfers of amounts from additional paid-in capital to the common stock account.

The Code also permits Japanese companies, upon approval by the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

17. RETAINED EARNINGS AND DIVIDENDS

Retained Earnings Appropriated for Legal Reserve—The Code provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of the common stock account. The amount of total additional paid-in capital and legal reserve which exceeds 25% of the common stock account may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of the legal reserve to the common stock account by resolution of the Board of Directors.

Unappropriated Retained Earnings and Dividends—The amount of retained earnings available for dividends under the Code was ¥356,661 million ($3,333 million) as of March 31, 2005, based on the amount recorded in the parent company's general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements

to conform with U.S. GAAP are not recorded in the books and have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.

The Code permits transfers, upon approval of the shareholders, of a portion of unappropriated retained earnings available for dividends to the common stock account.

Dividends are approved by the shareholders at the annual meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semiannual interim dividend payment may be made by a resolution of the Board of Directors, subject to limitations imposed by the Code.

In the accompanying consolidated statements of shareholders' equity, dividends and appropriations to the legal reserve shown for each year represent dividends paid out during the year and the appropriation to the legal reserve made in relation to the respective dividends.

18. EARNINGS PER SHARE

The following table presented the reconciliation of the numerators and the denominators of the basic and diluted EPS computations:

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Numerator:				
Income before cumulative effect of changes in accounting principles	¥53,919	¥116,020	**¥182,369**	**$1,704**
Effect of dilutive securities—Japanese yen convertible bonds	(191)	(277)	**(246)**	**(2)**
Diluted income before cumulative effect of changes in accounting principles	¥53,728	¥115,743	**¥182,123**	**$1,702**
Net income	¥62,019	¥116,020	**¥182,369**	**$1,704**
Effect of dilutive securities—Japanese yen convertible bonds	(191)	(277)	**(246)**	**(2)**
Diluted income	¥61,828	¥115,743	**¥182,123**	**$1,702**

	Thousands of Shares		
	2003	2004	**2005**
Denominator:			
Basic weighted-average common shares outstanding	1,566,148	1,565,603	**1,565,593**
Effect of dilutive securities:			
Stock options		347	**993**
Japanese yen convertible bonds	99,626	126,263	**126,263**
Diluted outstanding shares	1,665,774	1,692,213	**1,692,849**

	Yen			U.S. Dollars
	2003	2004	**2005**	**2005**
Per share amount:				
Income before cumulative effect of changes in accounting principles:				
Basic	¥34.42	¥74.11	**¥116.49**	**$1.09**
Diluted	32.26	68.40	**107.58**	**1.01**
Net income:				
Basic	39.60	74.11	**116.49**	**1.09**
Diluted	37.12	68.40	**107.58**	**1.01**

19. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The operating segments were determined based on the nature of the products and services offered. The companies' reportable operating segments consist of the following six business groups:

New Business Initiative—The New Business Initiative group identifies and invests in new companies, develops new business models and supports other business groups through the use of financial, information, logistics and marketing technologies.

Energy Business—The Energy Business group identifies and invests in oil and gas projects and focuses its trading activities on crude oil, petroleum products, liquefied petroleum gas, liquefied natural gas, and carbon materials and products.

Metals—The Metals group is mainly engaged in developing, manufacturing, marketing and distribution of metal and non-ferrous metal products such as steel, aluminum and copper.

Machinery—The Machinery group is engaged in planning, developing and coordinating construction projects for customers in a variety of industries such as power-generation, shipbuilding and automobiles, construction equipment and industrial machinery. This group also develops real estate and earns income from rental activities.

Chemicals—The Chemicals group identifies and invests in chemical development projects and focuses its trading activities on basic chemicals such as synthetic fiber materials, petrochemicals, non-organic chemicals, fertilizers and specialty chemicals.

Living Essentials—The Living Essentials group invests in companies and focuses its trading activities on products such as foods, textiles, lumber and general merchandise.

Management evaluates segment performance based on several factors, of which the primary financial measure is net income (loss). In addition, management utilizes internally developed mechanisms for the purpose of internal operating decisions.

As of April 1, 2004, the companies changed their primary financial measure to net income (loss) determined in accordance with U.S. GAAP. For the years ended March 31, 2003 and 2004, the companies' primary financial measure was net income (loss) determined in accordance with Japanese GAAP, and the differences between Japanese GAAP and U.S. GAAP were included in "Adjustments and Eliminations."

The effects of changing the primary financial measure from Japanese GAAP to U.S. GAAP on net income for the year ended March 31, 2005 were as follows: "New Business Initiative" increased ¥1,380 million, "Energy Business" decreased ¥2,270 million, "Metals" increased ¥175 million, "Machinery" increased ¥796 million, "Chemicals" decreased ¥361 million, "Living Essentials" increased ¥1,705 million and "Other" decreased ¥6,906 million.

Intersegment transactions are priced with reference to prices applicable to transactions with unaffiliated parties.

The companies' operating segment information at and for the years ended March 31, 2003, 2004 and 2005 was as follows:

	Millions of Yen									
2003	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[2]	Consolidated
Operating transactions[3]:										
External customers	¥ 264,704	¥3,267,853	¥1,740,961	¥2,487,275	¥1,443,903	¥4,167,057	¥13,371,753	¥ 48,243	¥ (91,275)	¥13,328,721
Intersegment	8,176	41,762	5,650	12,982	2,974	5,430	76,974	3,492	(80,466)	
Total	¥ 272,880	¥3,309,615	¥1,746,611	¥2,500,257	¥1,446,877	¥4,172,487	¥13,448,727	¥ 51,735	¥(171,741)	¥13,328,721
Gross profit	¥ 44,450	¥ 54,658	¥ 121,561	¥ 139,430	¥ 64,922	¥ 282,490	¥ 707,511	¥ 8,695	¥ 2,374	¥ 718,580
Net income (loss)	(7,339)	23,955	23,929	21,214	10,479	34,129	106,367	(11,302)	(33,046)	62,019
Segment assets	1,002,651	841,601	1,498,040	2,016,515	595,230	1,459,156	7,413,193	955,544	(269,237)	8,099,500
Depreciation and amortization	11,387	9,305	16,654	31,653	5,113	15,883	89,995	12,008	1,091	103,094
Capital expenditures for long-lived assets	11,313	9,062	24,728	63,795	7,210	20,434	136,542	4,644		141,186

	Millions of Yen									
2004	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[2]	Consolidated
Operating transactions[3]:										
External customers	¥ 240,793	¥3,648,217	¥2,889,823	¥2,731,247	¥1,555,043	¥4,196,461	¥15,261,584	¥ 22,622	¥(107,196)	¥15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	
Total	¥ 247,667	¥3,693,724	¥2,894,094	¥2,736,399	¥1,557,895	¥4,201,120	¥15,330,899	¥ 24,987	¥(178,876)	¥15,177,010
Gross profit	¥ 50,385	¥ 67,097	¥ 156,949	¥ 150,885	¥ 67,990	¥ 275,742	¥ 769,048	¥ 5,576	¥ (5,243)	¥ 769,381
Net income (loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,013)	116,020
Segment assets	1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(381,545)	8,392,833
Depreciation and amortization	8,640	11,280	20,493	36,361	5,221	16,641	98,636	17,404	3,598	119,638
Capital expenditures for long-lived assets	4,112	8,070	15,562	77,975	3,323	14,835	123,877	11,970		135,847

2005	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[2]	Consolidated
	Millions of Yen									
Operating transactions[3]:										
External customers	¥245,649	¥4,321,350	¥3,435,300	¥2,765,204	¥1,899,716	¥4,444,158	¥17,111,377	¥ 21,944	¥ (617)	¥17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	
Total	¥266,286	¥4,332,271	¥3,441,069	¥2,768,577	¥1,904,165	¥4,449,625	¥17,161,993	¥ 26,505	¥ (55,794)	¥17,132,704
Gross profit	¥ 50,997	¥ 74,485	¥ 201,794	¥ 157,941	¥ 75,253	¥ 314,994	¥ 875,464	¥ 5,175	¥ (2,876)	¥ 877,763
Net income (loss)	12,260	45,835	48,239	55,398	18,110	44,864[4]	224,706	(25,794)	(16,543)[5]	182,369
Segment assets	901,773	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,785,102	938,950	(574,114)	9,149,938
Impairment of investment						54,439[6]	54,439			54,439
Depreciation and amortization	7,259	12,325	28,967	37,544	3,648	15,489	105,232	19,992		125,224
Capital expenditures for long-lived assets	5,970	3,458	36,445	72,051	5,342	18,863	142,129	7,773		149,902

2005	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[2]	Consolidated
	Millions of U.S. Dollars									
Operating transactions[3]:										
External customers	$2,296	$40,386	$32,106	$25,843	$17,754	$41,534	$159,919	$ 205	$ (5)	$160,119
Intersegment	193	102	54	31	42	51	473	43	(516)	
Total	$2,489	$40,488	$32,160	$25,874	$17,796	$41,585	$160,392	$ 248	$ (521)	$160,119
Gross profit	$ 477	$ 696	$ 1,886	$ 1,476	$ 703	$ 2,944	$ 8,182	$ 48	$ (27)	$ 8,203
Net income (loss)	115	428	451	518	169	419[4]	2,100	(241)	(155)[5]	1,704
Segment assets	8,428	10,663	19,226	21,473	6,059	16,255	82,104	8,775	(5,366)	85,513
Impairment of investment						509[6]	509			509
Depreciation and amortization	68	115	270	351	34	145	983	187		1,170
Capital expenditures for long-lived assets	56	32	341	673	50	176	1,328	73		1,401

(1) "Other" represents corporate departments which primarily provide services and operational support to the companies and affiliated companies. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were ¥955,544 million, ¥909,601 million and ¥938,950 million ($8,775 million) at March 31, 2003, 2004 and 2005, respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.

(2) "Adjustments and Eliminations" include certain income and expense items that are not allocated to reportable operating segments and intersegment eliminations. For the years ended March 31, 2003 and 2004, certain adjustments and reclassifications which have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP are also included.

(3) "Operating transactions" is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1.

(4) Net income of the operating segment of "Living Essentials" is presented at ¥44,864 million ($419 million), which excludes the impairment loss of ¥54,439 million ($509 million) and related tax effect of ¥22,320 million ($209 million). See Note 5.

(5) To reconcile the total of reportable operating segment income to the consolidated net income, impairment loss, net of tax, of ¥32,119 million ($300 million) is included in the operating segment of "Adjustments and Eliminations." See Note 5.

(6) "Impairment of investment" is disclosed in the operating segment of "Living Essentials" as a significant non-cash item other than "Depreciation and amortization."

Geographic Information

Operating transactions are attributed to geographic areas based on the location of the assets producing such revenues. Operating transactions, gross profit and long-lived assets at and for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Operating transactions[1]:				
Japan	¥11,424,676	¥12,852,049	**¥14,261,414**	**$133,284**
U.S.A.	629,653	698,651	**822,980**	**7,692**
Thailand	298,065	380,680	**445,466**	**4,163**
Other	976,327	1,245,630	**1,602,844**	**14,980**
Total	¥13,328,721	¥15,177,010	**¥17,132,704**	**$160,119**

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Gross profit:				
Japan	¥ 510,119	¥ 566,182	**¥ 636,609**	**$ 5,950**
U.S.A.	36,993	40,815	**48,929**	**457**
Australia	51,607	39,642	**44,471**	**416**
Other	119,861	122,742	**147,754**	**1,380**
Total	¥ 718,580	¥ 769,381	**¥ 877,763**	**$ 8,203**
Long-lived assets[2]:				
Japan	¥ 653,017	¥ 680,080	**¥ 581,611**	**$ 5,436**
Australia	164,062	187,073	**198,620**	**1,856**
U.S.A.	43,313	46,814	**62,295**	**582**
Canada	62,916	59,188	**61,026**	**570**
Other	301,154	260,889	**257,760**	**2,409**
Total	¥ 1,224,462	¥ 1,234,044	**¥ 1,161,312**	**$ 10,853**

[1] "Operating transactions" is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1.
[2] Mineral rights are classified as "Long-lived assets" at March 31, 2005. The figures at March 31, 2003 and 2004 have been reclassified to conform to the current year presentation. See Note 2.f.

Neither the companies nor any of their segments depended on any single customer, small group of customers, or government for more than 10% of their operating transactions for the years ended March 31, 2003, 2004 and 2005.

20. OTHER EXPENSE (INCOME)—NET

"Other expense (income)—net" for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Net foreign currency transaction losses (gains)	¥2,187	¥(11,590)	**¥(10,197)**	**$(95)**
Litigation charges (see Note 24)	2,115	92		
Provision for purchase commitments (see Note 24)	1,008	328		
Losses (gains) on sales of loans and accounts receivable	275	(2,058)		
Provision for disposal of PCB*			**1,527**	**14**
Penalties on lease termination by a wholly-owned U.S. subsidiary			**3,959**	**37**
Miscellaneous	(248)	(2,063)	**2,074**	**18**
Total	¥5,337	¥(15,291)	**¥ (2,637)**	**$(26)**

* Based on the "Law Concerning Special Measure against Polychlorinated Biphenyl ("PCB") waste" which was enforced in July 2001, holders of PCB are obliged to dispose all PCB waste by July 2016. During the year ended March 31, 2005, PCB waste treatment programs were established by the government which lead to the establishment of PCB treatment facilities. As a result, the companies were able to reasonably estimate the cost for the disposal of its PCB and recorded liabilities for the year ended March 31, 2005.

21. LEASES

Lessor

The companies lease vehicles, retailing and service equipment, and other industrial machinery and equipment under arrangements which are classified as direct financing leases under SFAS No. 13, "Accounting for Leases."

Net investments in direct financing leases at March 31, 2004 and 2005, included in "Receivables—trade" and "Non-current notes, loans and accounts receivable—trade" in the accompanying consolidated balance sheets, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	**2005**	**2005**
Gross investments in direct financing leases	¥133,659	**¥126,607**	**$1,183**
Less—unearned income	(29,581)	**(22,689)**	**(212)**
Net investments	¥104,078	**¥103,918**	**$ 971**

The companies also lease aircrafts, vessels and other industrial assets under operating leases. The cost and accumulated depreciation of the leased property at March 31, 2005, were ¥444,338 million ($4,153 million) and ¥149,906 million ($1,401 million), respectively.

Future minimum lease payments to be received as of March 31, 2005 are as follows:

	Millions of Yen			Millions of U.S. Dollars
	Direct Financing Leases	Operating Leases	Total	Total
2006	¥ 38,236	¥ 33,590	¥ 71,826	$ 671
2007	30,871	26,696	57,567	538
2008	20,733	23,975	44,708	418
2009	10,947	19,278	30,225	283
2010	6,249	17,330	23,579	220
2011 and thereafter	19,571	44,803	64,374	602
Total	¥126,607	¥165,672	¥292,279	$2,732

Lessee

During the year ended March 31, 2005, the companies sold the Shinagawa Mitsubishi Building for ¥110,178 million ($1,030 million), part of which was leased back from the purchaser for a period of approximately four and a half years. The lease was classified and accounted for as an operating lease. The gain equivalent to the present value of the future minimum lease payment resulting from the sale-leaseback transaction was deferred and is amortized to offset rental expenses over the lease payment.

The companies also lease office space and certain other assets under operating leases. Total rental expenses under operating leases, including the assets subject to sale-leaseback transaction discussed above, for the years ended March 31, 2003, 2004 and 2005 were ¥27,633 million, ¥27,922 million and ¥26,754 million ($250 million), respectively.

Future minimum lease payments under noncancelable leases as of March 31, 2005 are as follows:

	Millions of Yen	Millions of U.S. Dollars
2006	¥ 21,398	$200
2007	12,297	115
2008	10,036	94
2009	8,404	79
2010	7,029	66
2011 and thereafter	44,683	417
Total	¥103,847	$971

22. STOCK-BASED COMPENSATION

The parent company has introduced stock option plans for certain directors and executive officers. Under the plans, the right is granted to purchase the shares of the parent company at an exercise price determined based on the greater of the quoted price of the shares on the Tokyo Stock Exchange on the grant date or the average quoted price for a month prior to the grant date. The stock options are vested and immediately exercisable after 23 months from the date of grant, and exercise periods are eight years from the vesting. A summary of information related to the parent company's stock option plans for the year ended March 31, 2005 was as follows:

Grant Date	Exercise Period	Number of Shares Initially Granted	Weighted Average Exercise Price: Yen	Weighted Average Exercise Price: U.S. Dollars
August 7, 2000	From June 30, 2002 to June 29, 2010	313,000	¥ 903	$ 8.4
August 1, 2001	From June 29, 2003 to June 28, 2011	1,091,000	1,002	9.4
August 15, 2002	From June 28, 2004 to June 27, 2012	1,204,000	809	7.6
August 15, 2003	From June 28, 2005 to June 27, 2013	1,269,000	958	9.0
August 13, 2004	From June 25, 2006 to June 24, 2014	1,167,000	1,090	10.2

The companies' net income and basic and diluted EPS would have been reduced to the pro forma amounts indicated below if compensation cost for the parent company's stock option plan had been measured by the fair value based method at the grant date for awards in accordance with the provisions of SFAS No. 123.

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Net income:				
As reported	¥62,019	¥116,020	**¥182,369**	**$1,704**
Deduct—total stock-based compensation expense determined under fair value method for all awards*	354	419	**467**	**4**
Pro forma	61,665	115,601	**181,902**	**1,700**

	Yen 2003	Yen 2004	Yen 2005	U.S. Dollars 2005
Basic EPS:				
As reported	¥39.60	¥74.11	**¥116.49**	**$1.09**
Pro forma	39.37	73.84	**116.19**	**1.09**
Diluted EPS:				
As reported	37.12	68.40	**107.58**	**1.01**
Pro forma	36.90	68.15	**107.31**	**1.00**

* Tax effects of the compensation expenses related to stock option plans are not considered because those expenses are not deductible for income tax purposes in Japan.

The weighted-average fair values of options granted under the parent company's stock option plan in 2003, 2004 and 2005 were ¥319, ¥376 and ¥415 ($3.88) per share, respectively.

The fair value of these stock options was estimated using the binomial option pricing model under the following assumptions:

	2003	2004	2005
Risk-free interest rate	0.89%	1.07%	**1.65%**
Expected volatility	35.83	35.56	**36.23**
Expected dividend yield	0.99	1.04	**1.65**
Expected life	9.92 years	9.89 years	**9.58 years**

The following table summarizes information about stock option activity for the years ended March 31, 2003, 2004 and 2005:

	Number of Shares	Weighted Average Exercise Price Yen	Weighted Average Exercise Price U.S. Dollars
Outstanding at April 1, 2002	1,404,000	¥ 980	$ 9.2
Granted	1,204,000	809	7.6
Outstanding at March 31, 2003	2,608,000	901	8.4
Granted	1,269,000	958	9.0
Exercised	(18,000)	958	9.0
Outstanding at March 31, 2004	3,859,000	919	8.6
Granted	1,167,000	1,090	10.2
Exercised	(206,000)	851	8.0
Outstanding at March 31, 2005	**4,820,000**	**¥ 964**	**$ 9.0**
Exercisable at March 31, 2005	**2,384,000**	**¥ 905**	**$ 8.5**

Summary information about the parent company's stock options outstanding and exercisable at March 31, 2005 was as follows:

	Outstanding			Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Yen		Years	Yen		Yen
¥ 903	**256,000**	**5.25**	**¥ 903**	**256,000**	**¥ 903**
1,002	**1,060,000**	**6.25**	**1,002**	**1,060,000**	**1,002**
809	**1,068,000**	**7.25**	**809**	**1,068,000**	**809**
958	**1,269,000**	**8.25**	**958**		
1,090	**1,167,000**	**9.25**	**1,090**		
¥809 to ¥1,090	**4,820,000**	**7.67**	**¥ 964**	**2,384,000**	**¥ 905**

	Outstanding			Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
U.S. Dollars		Years	U.S. Dollars		U.S. Dollars
$ 8.4	256,000	5.25	$ 8.4	256,000	$8.4
9.4	1,060,000	6.25	9.4	1,060,000	9.4
7.6	1,068,000	7.25	7.6	1,068,000	7.6
9.0	1,269,000	8.25	9.0		
10.2	1,167,000	9.25	10.2		
$7.6 to $10.2	4,820,000	7.67	$ 9.0	2,384,000	$8.5

23. VARIABLE INTEREST ENTITIES

As discussed in Note 2.a, the companies applied the provisions of FIN No. 46R to all variable interest entities from the year ended March 31, 2004. The following is information on VIEs that are consolidated by the companies because the companies are deemed to be the primary beneficiary and those entities that the companies do not consolidate because the companies are not the primary beneficiary although the companies have significant interests in such VIEs.

VIEs Consolidated

The companies utilize VIEs to purchase real estate and beneficial interests in real estate primarily with the intentions to resell after enhancing its value by improving its quality through proper administration or building of new facilities. The companies utilize these VIEs to obtain nonrecourse loans from third parties to limit the companies' risks on activities related to the real estate development and real estate investment trusts business. For the year ended March 31, 2005, the companies are deemed to be the primary beneficiary of a VIE established to facilitate the companies' activities in the automotive business in Asian countries due to the change of its scheme of involvement. The total amount of equity investments without voting rights in these VIEs were ¥10,289 million and ¥16,098 million ($150 million) at March 31, 2004 and 2005, respectively. Consolidated total assets of these VIEs amounted to ¥18,996 million and ¥71,836 million ($671 million) at March 31, 2004 and 2005, respectively.

VIEs Not Consolidated

The companies have significant variable interests in VIEs involved in various businesses, in the form of investments, guarantees and loans where the companies are not deemed to be the primary beneficiary. These VIEs have total assets of ¥125,329 million and ¥150,788 million ($1,409 million) at March 31, 2004 and 2005, respectively.

The companies' maximum exposures to loss as a result of its obligations regarding involvement in these entities were approximately ¥27,000 million and ¥9,000 million ($84 million) at March 31, 2004 and 2005, respectively.

24. COMMITMENTS AND CONTINGENT LIABILITIES

Long-term Commitments

The companies, in the normal course of trading operations, enter into substantial long-term purchase commitments for various commodities, principally non-ferrous metals, crude oil and chemical products at fixed prices or basis prices adjustable to market. Such purchase commitments are in most instances matched with counterparty sales contracts. At March 31, 2005, the outstanding long-term purchase commitments amounted to ¥3,108,659 million ($29,053 million) of which deliveries are at various dates through 2028.

The companies also had long-term financing commitments aggregating ¥16,194 million ($151 million) at March 31, 2005 for loans, investments in equity capital and financing on a deferred-payment basis for the cost of equipment to be purchased by customers.

In addition to the above, the parent company plans to contribute ¥30 billion ($280 million) to MMC during the year ending March 31, 2006 through the purchase of operating assets or the subscription of an additional capital increase.

Guarantees

The companies are parties to various agreements under which they have undertaken obligations resulting from the issuance of certain guarantees. The guarantees have been issued on behalf of the companies' affiliates or customers of the companies.

Credit Support

As of March 31, 2004 and 2005, the companies provided ¥244,614 million and ¥233,537 million ($2,183 million) of credit support on behalf of certain customers/suppliers, and ¥111,469 million and ¥115,867 million ($1,083 million) on behalf of affiliates, using arrangements such as standby letters of credit and performance guarantees. These arrangements enable our customers/suppliers/affiliates to execute transactions or obtain desired financing arrangements with third parties. Generally, these credit arrangements at March 31, 2005 will expire within ten years, with the remaining credit supports expiring by the end of 2030. Should the customers/suppliers/affiliates fail to perform under the terms of the transaction or financing arrangement, the companies would be required to perform on their behalf.

Under such arrangements, some guarantees are secured, mainly by reinsurance or collateral. At March 31, 2004 and 2005, the secured amount was ¥12,026 million and ¥9,490 million ($89 million), respectively.

The liability for such credit support was ¥2,201 million and ¥476 million ($4 million) at March 31, 2004 and 2005, respectively.

Indemnification

In the context of certain sales or divestitures of business, the companies occasionally commit to indemnify contingent losses, such as environmental losses, or the imposition of additional taxes. Due to the nature of the indemnifications, the companies' maximum exposure under these arrangements cannot be estimated. No amounts have been recorded for such indemnifications as the companies' obligations under them are not probable and estimable, except for certain cases which already have been claimed.

The liabilities recognized for the above indemnification was of ¥246 million and ¥112 million ($1 million) at March 31, 2004 and 2005, respectively.

Litigation

The parent company and/or a U.S. subsidiary have been sued in several civil lawsuits brought by users of artificial graphite electrodes in the United States and Canada for damages in connection with their alleged involvement in a price-fixing conspiracy with respect to sales of graphite electrodes. Six of these cases have been resolved between the parties, and three others remain active. With respect to these cases, the parent company recorded "litigation charges" of ¥2,115 million and ¥92 million, which are included in "Other expense (income)—net" in the accompanying consolidated statements of income for the years ended March 31, 2003 and 2004, respectively. No litigation charges were incurred for the year ended March 31, 2005. The three active cases are still in the process of litigation in the United States and Canada. As of March 31, 2005, the parent company and/or the U.S. subsidiary cannot predict what, if any, financial liabilities may be incurred as a result of these actions.

The parent company and the U.S. subsidiary are also defendants in a lawsuit brought by UCAR International Inc. ("UCAR," now known as GrafTech International Ltd.), in the United States, a company in which the parent company owned 50% from 1991 until January 1995, when this interest was sold. In the case, UCAR seeks the return of $406 million paid by UCAR for the parent company's stock in January 1995, together with interest. UCAR alleges that the amount paid to the parent company by UCAR was illegal under Delaware General Corporation Law. UCAR also seeks other unspecified damages for alleged aiding and abetting breaches of fiduciary duty and unjust enrichment, together with interest. On June 9, 2000, the parent company and the U.S. subsidiary moved to dismiss the complaint for failure to state a claim. Although both the U.S. federal district court and the U.S. Court of Appeals have dismissed the complaint up to March 2005, the lawsuit, at this time, has not been conclusively determined. The parent company and the U.S. subsidiary at this time cannot predict what, if any, financial liability may be incurred in connection with this case.

The companies are also parties to other litigation arising in the ordinary course of business. In the opinion of management and legal counsel, the companies' liability, if any, when ultimately determined from settlement of other litigation will not have a materially adverse effect on the companies' financial position or results of operations.

25. SUBSEQUENT EVENTS

At the general shareholders meeting held on June 24, 2005, the parent company's shareholders approved the following dividend payment and granting stock options:

Dividends—The parent company was authorized to pay a cash dividend of ¥12 ($0.11) per share, or a total of ¥18,796 million ($176 million) to shareholders of record on March 31, 2005.

Stock Option Plan—The parent company was authorized to grant additional options to certain directors and executive officers to purchase up to 1,279,000 shares of the parent company's common stock in the period from June 25, 2007 to June 24, 2015.

In addition to the stock option plan noted above, the parent company was authorized to grant stock options to certain directors and executive officers to purchase up to 338,200 shares of the parent company's common stock in the period from June 25, 2005 to June 24, 2035, with payment due upon exercise of the stock acquisition right being ¥1 per share.

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

The companies' oil and gas exploration, development and production activities are conducted through subsidiaries and equity method investees in offshore and onshore areas of the Pacific Rim, America and Africa. Supplementary information on the subsidiaries and on the companies' share of equity method investees presented below is prepared in accordance with the requirements prescribed by SFAS No. 69, "Disclosures about Oil and Gas Producing Activities," as of and for the years ended March 31, 2003, 2004 and 2005:

Table 1: Capitalized Costs Relating to Oil and Gas Producing Activities

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Unproved oil and gas properties	¥ 372	¥ 206	**¥ 1,151**	**$ 11**
Proved oil and gas properties	5,219	8,600	**13,618**	**127**
Sub total	5,591	8,806	**14,769**	**138**
Accumulated depreciation, depletion, amortization and valuation allowances	(68)	(1,474)	**(6,785)**	**(63)**
Net capitalized costs	¥ 5,523	¥ 7,332	**¥ 7,984**	**$ 75**
The companies' share of equity method investees' net capitalized costs*[1]	¥91,199	¥167,172	**¥189,831**	**$1,774**

Table 2: Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Acquisition of unproved properties		¥ 45	**¥ 244**	**$ 2**
Exploration costs	¥ 2,391	97	**301**	**3**
Development costs	5,008	3,847	**4,593**	**43**
Total costs incurred	¥ 7,399	¥ 3,989	**¥ 5,138**	**$ 48**
The companies' share of equity method investees' costs of property acquisition, exploration and development*[1]	¥18,011	¥81,399	**¥107,897**	**$1,008**

Table 3: Results of Operations for Producing Activities

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Revenues:				
Sales to unaffiliated companies	¥ 187	¥ 3,496	**¥11,566**	**$108**
Sales to affiliated companies			**7,046**	**66**
Expenses:				
Production costs	75	268	**8,980**	**84**
Exploration expenses	2,391	97	**128**	**1**
Depreciation, depletion, amortization and valuation allowances	71	1,515	**4,759**	**44**
Income tax expenses			**2,535**	**24**
Results of operations from producing activities (excluding corporate overhead and interest costs)	¥ (2,350)	¥ 1,616	**¥ 2,210**	**$ 21**
The companies' share of equity method investees' results of operations from producing activities*[2]	¥11,862	¥14,734	**¥20,234**	**$189**

Table 4: Reserve Quantity Information

In accordance with U.S. GAAP, proved gas reserves are constrained to those volumes that are related to firm sales commitments. The natural gas reserves at the end of each year are therefore only a fraction of the volume that is expected to be committed to sales over time and upon which the decision to proceed with development was based. The proved oil reserves at March 31, 2005 include only a small fraction of the volume that is calculated by a simple method.

	Crude Oil and Natural Gas Liquids (Millions of Barrels)			Natural Gas (Billions of Cubic Feet)		
	2003	2004	**2005**	2003	2004	**2005**
Proved developed and undeveloped reserves:						
Beginning of year		2	**2**		21	**27**
Revisions of previous estimates			**12**		(8)	**2**
Extensions and discoveries	2		**7**	22	11	**11**
Purchases					6	**14**
Production				(1)	(3)	**(8)**
End of year	2	2	**21**	21	27	**46**
Proved developed reserves—end of year	2	2	**14**	21	27	**20**
The companies' proportional interest in reserves of investees accounted for by the equity method—end of year	90	129	**89**	1,173	1,429	**2,312**

Table 5: Standardized Measure of Discounted Future Net Cash Flows and Changes therein Relating to Proved Oil and Gas Reserves

In accordance with U.S. GAAP, a standardized measure of discounted future net cash flows relating to the proved reserve quantities is based on prices and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The natural gas activities' standardized measure of discounted future net cash flows includes the full committed costs of development and operation for the asset under the integrated Production Sharing Agreement. On the other hand, revenues are registered only in relation to the currently estimated proved reserves stated in Table 4 (Reserve Quantity Information). The proved gas reserves are constrained to those volumes that are related to firm sales commitments. The natural gas reserves at the end of each year are therefore only a fraction of the volume that is expected to be committed to sales over time and upon which the decision to proceed with development was based. Estimates of proved reserve quantities may change over time as new sales commitments become available. Consequently, the information provided here does not represent management's estimate of the companies' expected future cash flows or value of the proved reserves.

(1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Future cash inflows	¥ 13,330	¥17,442	**¥109,522**	**$1,023**
Future production costs	(842)	(910)	**(32,211)**	**(301)**
Future development costs	(2,475)	(1,286)	**(12,560)**	**(117)**
Future income tax expenses	(459)	(3,037)	**(18,430)**	**(172)**
Undiscounted future net cash flows	9,554	12,209	**46,321**	**433**
10% annual discount for estimated timing of cash flows	(2,016)	(3,004)	**(12,996)**	**(122)**
Standardized measure of discounted future net cash flows	¥ 7,538	¥ 9,205	**¥ 33,325**	**$ 311**
The companies' share of equity method investees' standardized measure of discounted future net cash flows*2	¥160,105	¥38,912	**¥116,042**	**$1,085**

(2) Details of Changes for the Year

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Discounted future net cash flows at April 1		¥ 7,538	**¥ 9,205**	**$ 86**
Sales and transfer of oil and gas produced, net of production costs	¥ (39)	(2,980)	**10,076**	**94**
Development costs incurred		3,551	**(1,881)**	**(18)**
Purchases of reserves		1,698	**6,241**	**58**
Net changes in prices, development and production costs	(1,972)	3,455	**2,771**	**26**
Extensions, discoveries and improved recovery, less related costs	9,769	4,625	**20,819**	**195**
Revisions of previous quantity estimates		(6,553)	**(1,316)**	**(12)**
Accretion of discount (10%)		674	**(916)**	**(9)**
Net change in income taxes	(220)	(1,999)	**(11,423)**	**(107)**
Difference of foreign exchange rates		(804)	**(251)**	**(2)**
Discounted future net cash flows at March 31	¥ 7,538	¥ 9,205	**¥ 33,325**	**$ 311**

*1 Natural gas activities include costs related to the production of LNG.

*2 Natural gas activities include revenues and costs related to the production of LNG.

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530
Japan
Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694
www.deloitte.com/jp

To the Board of Directors and Shareholders of Mitsubishi Corporation
(Mitsubishi Shoji Kabushiki Kaisha):

We have audited the accompanying consolidated balance sheets of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese yen). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mitsubishi Corporation and subsidiaries as of March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2.h to the consolidated financial statements, effective April 1, 2002, Mitsubishi Corporation and subsidiaries changed their method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards Nos. 141 and 142.

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated statements of income for the years ended March 31, 2003 and 2004 have been restated.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts included in the consolidated financial statements with respect to the year ended March 31, 2005 and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 13, 2005 (June 24, 2005 as to the matters discussed in Note 25)

Member of
Deloitte Touche Tohmatsu

Mitsubishi Corporation

Investors' Guide 2005

for the year ended March 31, 2005

Contents

Data are Mitsubishi Corporation consolidated data based on US GAAP for the fiscal years ended and as of March 31 in each fiscal year.

Financial Highlights

	1996	1997	1998	1999
Performance Measure:				
Operating transactions*1	¥15,491,747	¥15,792,080	¥15,825,653	¥13,700,556
Results of Operations:				
Revenues*2				
Gross profit	¥ 568,640	¥ 590,664	¥ 588,225	¥ 582,938
Income before cumulative effect of changes in accounting principles	33,412	44,385	47,848	31,176
Cumulative effect of changes in accounting principles				
Net income	33,412	44,385	47,848	31,176
Financial Position at Year End:				
Total assets	¥ 9,835,500	¥ 9,659,955	¥ 9,523,369	¥ 8,844,185
Working capital	255,975	92,680	201,670	394,299
Long-term debt, less current maturities	2,900,889	2,830,038	2,893,111	3,078,621
Total shareholders' equity	1,171,648	1,099,585	1,010,443	950,311
Amounts per Share (yen):				
Cumulative effect of changes in accounting principles per share:				
Basic EPS				
Diluted EPS				
Net income per share:				
Basic EPS	¥ 21.32	¥ 28.32	¥ 30.53	¥ 19.89
Diluted EPS	21.22	28.24	30.53	19.89
Cash dividends declared for the year	8.00	8.00	8.00	8.00
Common Stock (thousands of shares):				
Number of shares outstanding at year end	1,566,993	1,567,176	1,567,176	1,567,176
Cash Flows:				
Adjusted operating cash flows*3	¥ 103,006	¥ 112,820	¥ 119,931	¥ 94,749
Adjusted free cash flows*4	307,746	188,106	168,993	304,528
Exchange Rates into U.S. Currency (yen):				
(Per the Federal Reserve Bank of New York)				
At year end	¥ 107.00	¥ 123.72	¥ 133.20	¥ 118.43
Average for the year	97.09	113.21	123.56	128.10
Return on average shareholders' equity (%)	3.0	3.9	4.5	3.2
Return on average total assets (%)	0.4	0.5	0.5	0.3
Net debt-to-equity ratio (times)	3.2	3.7	4.2	4.0

Notes: 1. Operating transactions is not meant to represent sales or revenues in accordance with the U.S. GAAP.
2. Revenues in accordance with EITF Issue No.99-19 "Reporting Revenue Gross as a Principle versus Net as an Agent" are presented from the year ended March 31, 2001.
3. Before changes in operating assets and liabilities
4. Adjusted operating cash flow + net cash provided by (used in) investing activities

Gross Profit
(¥ billions)


900
600
300
0
01
02
03
04
05

Net Income and Net Income Per Share (Diluted EPS)
(¥ billions)


(¥)
200
160
120
80
40
0
01
02
03
04
05
Net Income
Diluted EPS

Adjusted Operating Cash Flows and Adjusted Free Cash Flows
(¥ billions)


300
250
200
150
100
50
0
01
02
03
04
05
Adjusted Operating Cash Flows
Adjusted Free Cash Flows

Millions of Yen					
2000	2001	2002	2003	2004	**2005**
¥13,112,801	¥13,995,298	¥13,230,675	¥13,328,721	¥15,177,010	**¥17,132,704**
	¥ 3,020,626	¥ 3,142,597	¥ 3,321,168	¥ 3,491,124	**¥ 4,145,884**
¥ 575,058	603,716	643,922	718,580	769,381	**877,763**
26,302	92,605	60,702	53,919	116,020	**182,369**
			8,100		
26,302	92,605	60,702	62,019	116,020	**182,369**
¥ 8,098,194	¥ 8,069,384	¥ 8,148,902	¥ 8,099,500	¥ 8,392,833	**¥ 9,149,938**
168,996	289,386	694,282	648,694	823,803	**1,013,286**
2,794,438	2,798,152	3,238,871	3,085,016	3,026,170	**3,024,709**
906,459	971,551	1,032,499	938,621	1,224,885	**1,504,454**
			¥ 5.18		
			4.86		
¥ 16.78	¥ 59.09	¥ 38.74	39.60	¥ 74.11	**¥ 116.49**
16.78	59.09	38.74	37.12	68.40	**107.58**
8.00	8.00	8.00	8.00	12.00	**18.00**
1,567,176	1,567,172	1,566,553	1,565,647	1,565,557	**1,565,749**
¥ 47,001	¥ 139,418	¥ 197,640	¥ 241,495	¥ 264,939	**¥ 293,156**
8,126	252,583	235,697	217,107	202,120	**241,519**
¥ 102.73	¥ 125.54	¥ 132.70	¥ 118.07	¥ 104.18	**¥ 107.22**
110.02	111.65	125.64	121.10	112.75	**107.28**
2.8	9.8	6.1	6.3	10.7	**13.4**
0.3	1.1	0.7	0.8	1.4	**2.08**
4.1	3.9	3.7	3.8	2.9	**2.3**

Total Shareholders' Equity and ROE
(¥ billions)


(%)
1,800
1,500
1,200
900
600
300
0
18.0
15.0
12.0
9.0
6.0
3.0
0
01
02
03
04
05
Total Shareholders' Equity
ROE (%)

Total Assets and ROA
(¥ billions)


(%)
10,000
8,000
6,000
4,000
2,000
0
2.5
2.0
1.5
1.0
0.5
0
01
02
03
04
05
Total Assets
ROA (%)

Total Assets and Net Debt-to-Equity Ratio
(¥ billions)


(times)
10,000
8,000
6,000
4,000
2,000
0
5.0
4.0
3.0
2.0
1.0
0
01
02
03
04
05
Total Assets
Net Debt-to-Equity Ratio (times)

Consolidated Balance Sheets

	1996	1997	1998	1999
ASSETS				
Current assets:				
Cash and cash equivalents	¥ 61,825	¥ 75,843	¥ 80,765	¥ 981,493
Time deposits	1,265,491	1,084,612	1,109,805	256,702
Short-term investments	396,729	562,312	514,546	380,213
Receivables—trade:				
Notes and loans	717,304	682,379	716,267	583,019
Accounts	1,779,769	1,854,945	1,822,506	1,620,642
Affiliated companies	308,737	317,852	334,365	308,087
Allowance for doubtful receivables	(26,397)	(23,191)	(34,031)	(29,300)
Inventories	507,031	450,288	491,983	453,275
Advance payments to suppliers	283,490	186,853	284,492	224,568
Deferred income taxes				
Other current assets	67,485	94,719	92,418	73,408
Total current assets	5,361,464	5,286,612	5,413,116	4,852,107
Investments and non-current receivables:				
Investments in and advances to affiliated companies	404,462	407,187	465,786	453,169
Other investments	2,221,220	2,099,127	1,777,274	1,546,577
Non-current notes, loans and accounts receivable—trade	1,113,877	1,172,863	1,095,743	1,085,606
Allowance for doubtful receivables	(101,717)	(113,910)	(105,664)	(119,770)
Total investments and non-current receivables	3,637,842	3,565,267	3,233,139	2,965,582
Property and equipment—net	723,245	696,659	718,825	876,444
Other assets	112,949	111,417	158,289	150,052
Total	¥9,835,500	¥9,659,955	¥9,523,369	¥8,844,185
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term debt	¥2,095,506	¥2,316,149	¥2,314,957	¥1,845,842
Current maturities of long-term debt	379,497	365,545	481,077	459,056
Payables—trade:				
Notes and acceptances	503,195	404,796	372,419	311,438
Accounts	1,611,307	1,646,223	1,568,285	1,464,234
Affiliated companies	85,723	89,256	80,701	61,024
Advances from customers	223,556	168,275	208,623	145,050
Accrued income taxes	21,328	16,676	19,160	17,059
Other accrued expenses	70,279	68,410	73,800	68,697
Other current liabilities	115,098	118,602	92,424	85,408
Total current liabilities	5,105,489	5,193,932	5,211,446	4,457,808
Long-term liabilities:				
Long-term debt	2,900,889	2,830,038	2,893,111	3,078,621
Accrued pension and severance liabilities	119,675	108,766	134,149	132,170
Deferred income taxes	506,078	382,019	225,749	165,348
Other long-term liabilities				
Total long-term liabilities	3,526,642	3,220,823	3,253,009	3,376,139
Total liabilities	8,632,131	8,414,755	8,464,455	7,833,947
Minority interests	31,721	45,615	48,471	59,927
Commitments and contingent liabilities				
Shareholders' equity:	126,476	126,609	126,609	126,609
Additional paid-in capital	179,359	179,491	179,491	179,491
Retained earnings:				
Appropriated for legal reserve	27,735	29,221	30,815	32,346
Unappropriated	603,440	633,802	668,367	685,222
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	476,627	317,959	182,418	156,290
Net unrealized losses on derivatives				
Minimum pension liability adjustments		(28,355)	(38,447)	(40,818)
Foreign currency translation adjustments	(241,989)	(159,162)	(138,810)	(188,829)
Subtotal			5,161	(73,357)
Treasury stock				
Total shareholders' equity	1,171,648	1,099,585	1,010,443	950,311
Total	¥9,835,500	¥9,659,955	¥9,523,369	¥8,844,185

Millions of Yen

2000	2001	2002	2003	2004	**2005**
¥ 465,157	¥ 314,880	¥ 395,227	¥ 348,780	¥ 475,670	**¥ 576,826**
101,634	56,772	30,590	38,069	15,942	**43,253**
400,368	243,487	242,345	128,670	188,593	**277,974**
518,950	544,249	483,150	514,338	516,147	**534,550**
1,684,893	1,856,176	1,870,365	1,884,041	1,988,181	**2,260,887**
296,748	261,462	253,510	278,090	218,381	**252,252**
(28,066)	(47,444)	(51,070)	(66,506)	(57,599)	**(62,521)**
496,981	447,635	474,456	485,071	558,966	**667,968**
249,168	228,807	133,770	138,746	200,742	**139,987**
14,831	44,739	48,170	55,651	59,415	**56,289**
58,152	82,553	99,383	117,198	105,537	**126,240**
4,258,816	4,033,316	3,979,896	3,922,148	4,269,975	**4,873,705**
550,719	652,930	655,084	720,134	821,529	**835,079**
1,470,767	1,480,207	1,340,052	1,184,229	1,204,459	**1,390,221**
911,874	861,245	831,270	724,195	683,299	**689,833**
(124,703)	(106,469)	(117,840)	(116,085)	(109,387)	**(94,903)**
2,808,657	2,887,913	2,708,566	2,512,473	2,599,900	**2,820,230**
883,992	986,864	1,074,183	1,176,613	1,278,181	**1,227,161**
146,729	161,294	386,257	488,266	244,777	**228,842**
¥8,098,194	¥8,069,387	¥8,148,902	¥8,099,500	¥8,392,833	**¥9,149,938**
¥1,163,920	¥1,054,511	¥ 681,745	¥ 572,708	¥ 525,150	**¥ 545,124**
621,592	361,621	417,689	388,957	503,212	**561,484**
286,238	279,674	210,519	206,575	232,528	**240,260**
1,556,409	1,548,999	1,493,995	1,586,112	1,604,999	**1,853,299**
45,437	50,669	62,145	70,972	60,441	**124,459**
166,110	159,160	99,829	110,814	179,734	**128,585**
29,548	45,482	31,928	34,682	53,037	**58,354**
114,319	102,385	95,655	90,950	88,963	**100,107**
106,247	141,426	192,109	211,684	198,108	**248,747**
4,089,820	3,743,927	3,285,614	3,273,454	3,446,172	**3,860,419**
2,794,438	2,798,152	3,238,871	3,085,016	3,026,170	**3,024,709**
112,445	114,482	104,629	215,679	82,133	**54,182**
119,127	61,131	33,735	62,336	137,526	**208,873**
	296,725	319,162	313,747	294,498	**266,359**
3,026,010	3,270,490	3,696,397	3,676,778	3,540,327	**3,554,123**
7,115,830	7,014,417	6,982,011	6,950,232	6,986,499	**7,414,542**
75,905	83,416	134,392	210,647	181,449	**230,942**
126,609	126,609	126,609	126,609	126,617	**126,705**
179,491	179,491	179,491	179,491	179,506	**179,632**
33,924	35,220	35,524	35,550	36,077	**37,173**
700,111	778,883	826,744	876,201	979,163	**1,138,509**
148,634	122,552	79,261	54,745	156,826	**278,288**
		(6,145)	(10,000)	(174)	**2,883**
(29,526)	(65,636)	(78,623)	(148,126)	(43,672)	**(38,542)**
(252,784)	(205,565)	(130,258)	(175,100)	(208,645)	**(219,264)**
(133,676)	(148,649)	(135,765)	(278,481)	(95,665)	**23,365**
	(3)	(104)	(749)	(813)	**(930)**
906,459	971,554	1,032,499	938,621	1,224,885	**1,504,454**
¥8,098,194	¥8,069,387	¥8,148,902	¥8,099,500	¥8,392,833	**¥9,149,938**

Consolidated Statements of Income

	1996	1997	1998	1999
Revenues*:				
Trading margins and commissions on trading transactions				
Revenues from trading, manufacturing and other activities				
Total revenues				
Operating transactions	¥15,491,747	¥15,792,080	¥15,825,653	¥13,700,556
Cost of revenues from manufacturing and other activities				
Gross profit	568,640	590,664	588,225	582,938
Expenses and other:				
Selling, general and administrative expenses	475,271	500,977	515,067	527,509
Provision for doubtful receivables	18,327	21,313	22,130	27,299
Interest expense—net	33,541	18,712	14,385	20,060
Interest income	(140,377)	(131,927)	(139,253)	(123,118)
Interest expense	173,918	150,639	153,638	143,178
Dividend income	(20,133)	(27,309)	(28,230)	(22,994)
Loss (gain) on marketable securities and investments—net	(20,192)	(69,169)	3,026	(3,752)
Loss (gain) on property and equipment—net	9,755	29,194	(6,179)	(3,217)
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund				
Expenses for early retirement program				
Sundry—net	(50)	20,695	(3,174)	(1,333)
Other expenses (income)—net				
Total	496,519	494,413	517,025	543,572
Income from consolidated operations before income taxes	72,121	96,251	71,200	39,366
Income taxes:				
Current	47,699	47,210	41,146	35,982
Deferred	(2,201)	19,925	(7,896)	(15,101)
Total	45,498	67,135	33,250	20,881
Income from consolidated operations	26,623	29,116	37,950	18,485
Minority interests in income of consolidated subsidiaries			(7,965)	(5,458)
Equity in earnings of affiliated companies (less applicable income taxes)	6,789	15,269	17,863	18,149
Income before cumulative effect of changes in accounting principles				
Cumulative effect of changes in accounting principles				
Net income	¥ 33,412	¥ 44,385	¥ 47,848	¥ 31,176

*Certain revenue transactions with corresponding cost of revenues should be presented on a gross basis as required by the Emerging Issues Task Force (EITF) No.99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

Millions of Yen

2000	2001	2002	2003	2004	**2005**
	¥ 439,651	¥ 463,065	¥ 489,534	¥ 539,498	**¥ 627,764**
	2,580,975	2,679,532	2,831,634	2,951,626	**3,518,120**
	3,020,626	3,142,597	3,321,168	3,491,124	**4,145,884**
¥13,112,801	¥13,995,298	¥13,230,675	¥13,328,721	¥15,177,010	**¥17,132,704**
	2,416,910	2,498,675	2,602,588	2,721,743	**3,268,121**
575,058	603,716	643,922	718,580	769,381	**877,763**
502,856	511,272	542,813	595,392	631,422	**685,022**
17,520	24,053	32,920	22,549	7,436	**9,376**
13,427	11,406	11,767	13,984	10,642	**1,710**
(86,567)	(79,149)	(51,201)	(33,835)	(29,373)	**(41,479)**
99,994	90,555	62,968	47,819	40,015	**43,189**
(22,928)	(32,468)	(36,178)	(28,145)	(28,117)	**(42,402)**
(33,077)	(86,372)	(34,908)	43,155	(5,258)	**63,757**
5,437	24,483	8,489	5,573	18,428	**(8,328)**
					(38,534)
65,324					
(4,227)					
	19,531	19,599	5,337	(15,291)	**(2,637)**
544,332	471,905	544,502	657,845	619,262	**667,964**
30,726	131,811	99,420	60,735	150,119	**209,799**
49,039	70,942	45,542	56,268	86,863	**97,313**
(39,161)	(19,844)	333	(12,645)	(12,010)	**(3,562)**
9,878	51,098	45,875	43,623	74,853	**93,751**
20,848	80,713	53,545	17,112	75,266	**116,048**
(6,743)	(5,118)	(2,136)	(8,071)	(15,710)	**(30,774)**
12,197	17,010	9,293	44,878	56,464	**97,095**
26,302	92,605	60,702	53,919	116,020	**182,369**
			8,100		
¥ 26,302	¥ 92,605	¥ 60,702	¥ 62,019	¥ 116,020	**¥ 182,369**

Consolidated Statements of Cash Flows

	1996	1997	1998	1999
Operating activities:				
Net income	¥ 33,412	¥ 44,385	¥ 47,848	¥ 31,176
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation and amortization	61,970	69,652	63,776	65,699
Provision for doubtful receivables	18,327	21,313	22,130	27,299
Provision for accrued pension and severance liabilities				
Loss (gain) on marketable securities and investments—net	(20,192)	(69,169)	3,026	(3,752)
Loss (gain) on property and equipment—net	9,755	29,194	(6,179)	(3,217)
Equity in earnings of affiliated companies, less dividends received	1,935	(2,480)	(2,774)	(7,355)
Deferred income taxes	(2,201)	19,925	(7,896)	(15,101)
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund				
Cumulative effect of changes in accounting principles				
Other non-cash charges	11,062	15,832		
Changes in operating assets and liabilities:				
Short-term investments—trading securities	47,640	(9,009)	29,823	24,941
Notes and accounts receivable—trade	(155,971)	44,073	62,508	230,635
Inventories	(30,742)	29,945	(30,993)	40,897
Notes, acceptances and accounts payable—trade	177,655	(110,762)	(20,386)	(200,036)
Advance payments to suppliers	9,855	84,383	(84,625)	34,481
Advances from customers	(507)	(38,937)	33,154	(50,049)
Other accounts receivables				
Other accounts payable				31,628
Other accrued expenses			(107)	(485)
Other current assets				
Other current liabilities				
Other long-term liabilities				
Other—net	(4,060)	(49,353)	(2,878)	(13,185)
Net cash provided by (used in) operating activities	157,938	78,992	106,427	193,576
Investing activities:				
Expenditures for property and equipment and other assets	(91,358)	(70,566)	(166,456)	(170,651)
Proceeds from sales of property and equipment	38,965	74,090	56,452	30,942
Investments in and advances to affiliated companies	(112,761)	(85,468)	(140,174)	(183,864)
Collection of advances to affiliated companies	59,810	65,811	88,716	103,403
Acquisition of short-term and other investments	(507,169)	(613,123)	(660,439)	(359,361)
Proceeds from sale and maturities of short-term and other investments	622,041	488,244	773,359	618,300
Purchases of available-for-sale securities				
Proceeds from sales and maturities of available-for-sale securities				
Purchases of held-to-maturity securities				
Proceeds from maturities of held-to-maturity securities				
Purchases of other investments				
Proceeds from sales of other investments				
Increase in loans receivable	(145,332)	(127,175)	(246,507)	(191,437)
Collection of loans receivable	259,749	110,786	203,946	292,930
Net decrease (increase) in time deposits	80,795	232,687	140,165	69,517
Net cash provided by (used in) investing activities	204,740	75,286	49,062	209,779
Financing activities:				
Net increase (decrease) in short-term debt	(304,296)	116,323	(60,963)	(422,984)
Proceeds from long-term debt—net of issuance cost	844,002	377,547	597,280	992,051
Repayment of long-term debt	(888,522)	(625,415)	(531,028)	(794,476)
Payment of dividends	(12,536)	(12,537)	(12,537)	(12,537)
Sales (purchases) of treasury stock—net				
Proceeds from issuing common stocks upon exercise of stock options				
Net cash provided by (used in) financing activities	(361,352)	(144,082)	(7,248)	(237,946)
Effect of exchange rate changes on cash and cash equivalents	1,063	3,822	7,825	(24,920)
Net increase (decrease) in cash and cash equivalents	2,389	14,018	156,066	140,489
Cash and cash equivalents, beginning of year	59,436	61,825	684,938	841,004
Cash and cash equivalents, end of year	¥ 61,825	¥ 75,843	¥ 841,004	¥ 981,493

Millions of Yen

2000	2001	2002	2003	2004	**2005**
¥ 26,302	¥ 92,605	¥ 60,702	¥ 62,019	¥116,020	**¥ 182,369**
71,128	84,349	90,286	103,094	119,638	**125,224**
17,520	24,053	32,920	22,549	7,436	**9,376**
	26,456	32,405	48,643	45,049	**52,841**
(33,077)	(86,372)	(34,908)	43,155	(5,258)	**63,757**
5,437	24,483	8,489	5,573	18,428	**(8,328)**
(1,148)	(6,312)	7,413	(22,793)	(24,364)	**(37,535)**
(39,161)	(19,844)	333	(12,645)	(12,010)	**(3,562)**
					(38,534)
			(8,100)		
(12,788)	(7,716)	17,675	(4,942)	(23,706)	**(18,105)**
33,775	(128,913)	101,465	115,342	(11,069)	**(328,149)**
(45,153)	(32,116)	27,394	3,097	(39,468)	**(120,225)**
(25,528)	25,184	(210,384)	(116,593)	16,989	**228,232**
(48,862)	2,535	114,792	(9,276)	(35,903)	**48,913**
31,747	12,541	(68,343)	9,662	48,023	**(50,038)**
	9,794	(17,787)	40,513	16,943	**5,289**
(33,912)	(108,425)	493	(8,506)	546	**40,753**
41,639	23,540	15,989	(19,910)	(17,029)	**(6,206)**
	(34,161)	3,249	8,777	26,768	**(27,828)**
	46,272	(996)	9,136	10,119	**48,318**
	17,211	6,172	(16,348)	1,900	**(14,295)**
55,640	(2,635)	(25,708)	17,834	(24,662)	**(3,689)**
43,559	(37,471)	161,651	270,281	234,390	**148,578**
(93,929)	(196,603)	(142,499)	(171,481)	(159,022)	**(162,398)**
26,719	30,914	30,025	37,709	27,717	**220,788**
(303,607)	(145,195)	(172,838)	(128,691)	(132,068)	**(132,667)**
111,313	97,322	112,374	59,948	75,656	**59,350**
(411,499)					
470,613					
	(50,907)	(78,380)	(54,298)	(118,856)	**(272,326)**
	267,357	204,045	128,613	232,641	**327,994**
	(202,465)	(60,645)	(41,316)		
	347,089	60,009	105,609		
	(121,591)	(34,948)	(45,819)	(53,901)	**(114,765)**
	15,319	21,223	37,428	14,598	**31,881**
(153,164)	(105,278)	(110,313)	(74,686)	(62,852)	**(257,307)**
178,398	132,147	176,507	141,175	98,014	**273,281**
136,281	45,056	33,497	(18,579)	15,254	**(25,468)**
(38,875)	113,165	38,057	(24,388)	(62,819)	**(51,637)**
(527,680)	(136,437)	(228,456)	(171,319)	(55,528)	**8,571**
682,773	659,160	653,669	418,241	549,188	**686,389**
(647,392)	(740,440)	(542,195)	(516,422)	(516,213)	**(669,837)**
(12,538)	(12,537)	(12,537)	(12,536)	(12,531)	**(21,927)**
	4	(101)	(645)	(58)	**(78)**
				17	**175**
(504,837)	(230,250)	(129,620)	(282,681)	(35,125)	**3,293**
(16,183)	4,279	10,259	(9,659)	(9,556)	**922**
(516,336)	(150,277)	80,347	(46,447)	126,890	**101,156**
981,493	465,157	314,880	395,227	348,780	**475,670**
¥ 465,157	¥ 314,880	¥ 395,227	¥ 348,780	¥475,670	**¥ 576,826**

Operating Segment Information

Millions of Yen

Year ended March 31, 2005	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	**¥245,649**	**¥4,321,350**	**¥3,435,300**	**¥2,765,204**	**¥1,889,716**	**¥4,444,158**	**¥17,111,377**	**¥ 21,944**	**¥ (617)**	**¥17,132,704**
Intersegment	**20,637**	**10,921**	**5,769**	**3,373**	**4,449**	**5,467**	**50,616**	**4,561**	**(55,177)**	
Total	**¥266,286**	**¥4,332,271**	**¥3,441,069**	**¥2,768,577**	**¥1,904,165**	**¥4,449,625**	**¥17,161,993**	**¥ 26,505**	**¥ (55,794)**	**¥17,132,704**
Gross profit	**¥ 50,997**	**¥ 74,485**	**¥ 201,794**	**¥ 157,941**	**¥ 75,253**	**¥ 314,994**	**¥ 875,464**	**¥ 5,175**	**¥ (2,876)**	**¥ 877,763**
Net income (loss)	**12,260**	**45,835**	**48,239**	**55,398**	**18,110**	**44,864**	**224,706**	**(25,794)**	**(16,543)**	**182,369**
Segment assets	**¥901,773**	**1,140,938**	**2,057,150**	**2,297,571**	**648,330**	**1,739,340**	**8,785,102**	**938,950**	**(574,114)**	**9,149,938**
Depreciation and amortization	**7,259**	**12,325**	**28,967**	**37,544**	**3,648**	**15,489**	**105,232**	**19,992**		**125,224**
Capital expenditures for long-lived assets	**5,970**	**3,458**	**36,445**	**72,051**	**5,342**	**18,863**	**142,129**	**7,773**		**149,902**

Millions of Yen

Year ended March 31, 2004	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	¥ 240,793	¥3,648,217	¥2,889,823	¥2,731,247	¥1,555,043	¥4,196,461	¥15,261,584	¥ 22,622	¥(107,196)	¥15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	
Total	¥ 247,667	¥3,693,724	¥2,894,094	¥2,736,399	¥1,557,895	¥4,201,120	¥15,330,899	¥ 24,987	¥(178,876)	¥15,177,010
Gross profit	¥ 50,385	¥ 67,097	¥ 156,949	¥ 150,885	¥ 67,990	¥ 275,742	¥ 769,048	¥ 5,576	¥ (5,243)	¥ 769,381
Net income (loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,013)	116,020
Segment assets	¥1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(381,545)	8,392,833
Depreciation and amortization	8,640	11,280	20,493	36,361	5,221	16,641	98,636	17,404	3,598	119,638
Capital expenditures for long-lived assets	4,112	8,070	15,562	77,975	3,323	14,835	123,877	11,970		135,847

Millions of Yen

Year ended March 31, 2003	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:											
External customers	¥208,728	¥306,251	¥3,267,853	¥1,740,961	¥2,237,000	¥1,443,903	¥4,167,057	¥13,371,753	¥ 48,243	¥ (91,275)	¥13,328,721
Intersegment	8,406	788	41,762	5,650	12,982	2,974	5,430	77,992	3,492	(81,484)	
Total	¥217,134	¥307,039	¥3,309,615	¥1,746,611	¥2,249,982	¥1,446,877	¥4,172,487	¥13,449,745	¥ 51,735	¥(172,759)	¥13,328,721
Gross profit	¥ 38,424	¥ 22,264	¥ 54,658	¥ 121,561	¥ 123,192	¥ 64,922	¥ 282,490	¥ 707,511	¥ 8,695	¥ 2,374	¥ 718,580
Net income (loss)	(5,251)	(540)	23,955	23,929	19,666	10,479	34,129	106,367	(11,302)	(33,046)	62,019
Segment assets	933,764	296,021	841,601	1,498,040	1,789,381	595,230	1,459,156	7,413,193	955,544	(269,237)	8,099,500
Depreciation and amortization	10,667	8,085	9,305	16,654	24,288	5,113	15,883	89,995	12,008	1,091	103,094
Capital expenditures for long-lived assets	11,209	32,907	9,062	24,728	30,992	7,210	20,434	136,542	4,644		141,186

New Business Initiative
(¥ billions)


(%)
20
10
0
−10
−20
−30
2.0
1.0
0
−1.0
−2.0
−3.0
01
02
03
04
05
Net income (loss)
ROA (%)

Energy Business
(¥ billions)


(%)
50
40
30
20
10
0
5.0
4.0
3.0
2.0
1.0
0
01
02
03
04
05
Net income
ROA (%)

Metals
(¥ billions)


(%)
60
50
40
30
20
10
0
3.0
2.5
2.0
1.5
1.0
0.5
0
01
02
03
04
05
Net income
ROA (%)

Year ended March 31, 2002	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen										
Operating transactions:											
External customers	¥ 163,333	¥428,435	¥3,436,847	¥1,962,462	¥2,147,173	¥1,298,371	¥3,777,821	¥13,214,442	¥ 31,694	¥ (15,461)	¥13,230,675
Intersegment	5,853	1,889	36,527	4,545	11,356	2,108	3,271	65,549	724	(66,273)	
Total	¥ 169,186	¥430,324	¥3,473,374	¥1,967,007	¥2,158,529	¥1,300,479	¥3,781,092	¥13,279,991	¥ 32,418	¥ (81,734)	¥13,230,675
Gross profit	¥ 30,954	¥ 30,095	¥ 49,932	¥ 106,553	¥ 122,829	¥ 50,139	¥ 239,227	¥ 629,729	¥ 12,144	¥ 2,049	¥ 643,922
Net income (loss)	(20,290)	8,671	21,717	13,856	12,201	6,545	29,266	71,966	(9,502)	(1,762)	60,702
Segment assets	1,047,290	311,521	834,524	1,211,116	1,950,836	554,036	1,463,152	7,372,475	971,769	(195,342)	8,148,902
Depreciation and amortization	9,958	8,298	9,201	13,097	17,701	2,480	15,602	76,337	5,076	8,873	90,286
Capital expenditures for long-lived assets	15,938	1,016	8,070	11,671	64,530	10,253	16,211	127,689	6,870		134,559

Year ended March 31, 2001	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen										
Operating transactions:											
External customers	¥ 147,032	¥518,340	¥3,399,796	¥2,281,360	¥2,695,665	¥1,358,082	¥3,545,589	¥13,945,864	¥ 76,786	¥ (27,352)	¥13,995,298
Intersegment	4,449	2,087	36,902	4,626	11,637	1,558	2,545	63,804	1	(63,805)	
Total	¥ 151,481	¥520,427	¥3,436,698	¥2,285,986	¥2,707,302	¥1,359,640	¥3,548,134	¥14,009,668	¥ 76,787	¥ (91,157)	¥13,995,298
Gross profit	¥ 28,583	¥ 30,513	¥ 55,759	¥ 92,694	¥ 105,727	¥ 51,350	¥ 235,959	¥ 600,585	¥ 13,305	¥ (10,174)	¥ 603,716
Net income (loss)	(3,912)	64,987	4,272	7,243	4,326	(24,681)	27,964	80,199	14,845	(2,439)	92,605
Segment assets	1,148,379	346,221	741,111	1,083,009	2,061,219	596,924	1,408,208	7,385,071	915,721	(231,405)	8,069,387
Depreciation and amortization	10,228	7,194	11,581	7,546	17,747	1,960	14,360	70,616	12,412	1,321	84,349
Capital expenditures for long-lived assets	16,500	46,161	8,247	6,626	52,666	10,930	19,764	160,894	7,459		168,353

Year ended March 31, 2000	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations and other	Consolidated
	Millions of Yen									
Operating transactions:										
External customers	¥ 128,736	¥544,543	¥2,511,555	¥2,356,349	¥2,624,054	¥1,283,962	¥3,659,798	¥13,108,997	¥ 3,804	¥13,112,801
Intersegment	734	377	1,675	3,588	20,548	1,747	2,372	31,041	(31,041)	
Total	¥ 129,470	¥544,920	¥2,513,230	¥2,359,937	¥2,644,602	¥1,285,709	¥3,662,170	¥13,140,038	¥ (27,237)	¥13,112,801
Gross profit	¥ 25,294	¥ 29,732	¥ 49,895	¥ 96,735	¥ 81,034	¥ 50,331	¥ 235,106	¥ 568,127	¥ 6,931	¥ 575,058
Net income (loss)	(1,358)	19,577	8,032	3,143	(6,430)	487	19,131	42,582	(16,280)	26,302
Segment assets	1,285,728	269,097	654,082	1,023,079	1,905,303	627,113	1,231,825	6,996,227	1,101,967	8,098,194
Depreciation and amortization	6,239	6,746	7,476	8,144	11,963	7,868	15,210	63,646	6,256	69,902
Capital expenditures for long-lived assets	3,019	9,499	14,248	9,831	11,073	25,781	19,458	92,909	1,020	93,929

Machinery
(¥ billions)


(%)
60
50
40
30
20
10
0
3.0
2.5
2.0
1.5
1.0
0.5
0
01
02
03
04
05
Net income
ROA (%)

Chemicals
(¥ billions)


(%)
20
10
0
−10
−20
−30
4.0
2.0
0
−2.0
−4.0
−6.0
01
02
03
04
05
Net income (loss)
ROA (%)

Living Essentials
(¥ billions)


(%)
50
40
30
20
10
0
5.0
4.0
3.0
2.0
1.0
0
01
02
03
04
05
Net income
ROA (%)

Core Earnings and Return on Invested Capital

Core Earnings
(¥ billions)


400
300
200
100
0
96
97
98
99
00
01
02
03
04
05

	1996	1997	1998	1999
Core earnings	¥ 86,750	¥ 113,553	¥ 104,866	¥ 76,512
Operating income*	93,369	89,687	73,158	55,429
Interest expense (net of interest income)	(33,541)	(18,712)	(14,385)	(20,060)
Dividend income	20,133	27,309	28,230	22,994
Equity in earnings of affiliated companies—net	6,789	15,269	17,863	18,149
Net income	33,412	44,385	47,848	31,176
Interest-bearing liabilities	5,145,636	5,274,374	5,409,745	5,068,800
Total shareholders' equity	¥1,171,648	¥1,099,585	¥1,010,443	¥ 950,311
ROIC (core earnings)	1.4%	1.8%	1.6%	1.3%
ROIC (net income)	0.5%	0.7%	0.7%	0.5%

*Operating income before the deduction of provision for doubtful receivables.

Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense (net of interest income) + Dividend income + Equity in earnings of affiliated companies—net

ROIC (core earnings) = Core earnings / Total shareholders' equity + Interest-bearing liabilities

ROIC (net income) = Net income / Total shareholders' equity + Interest-bearing liabilities

ROIC
(%)


6.0
5.0
4.0
3.0
2.0
1.0
0
96
97
98
99
00
01
02
03
04
05

— ROIC (core earnings) (%)
— ROIC (net income) (%)

Millions of Yen

2000	2001	2002	2003	2004	**2005**
¥ 93,900	¥ 130,516	¥ 134,813	¥ 182,227	¥ 211,898	**¥ 330,528**
72,202	92,444	101,109	123,188	137,959	**192,741**
(13,427)	(11,406)	(11,767)	(13,984)	(10,642)	**(1,710)**
22,928	32,468	36,178	28,145	28,117	**42,402**
12,197	17,010	9,293	44,878	56,464	**97,095**
26,302	92,605	60,702	62,019	116,020	**182,369**
4,306,923	4,194,900	4,239,800	3,912,900	4,012,400	**4,099,100**
¥ 906,459	¥ 971,554	¥1,032,499	¥ 938,621	¥1,224,885	**¥1,504,454**
1.8%	2.5%	2.6%	3.7%	3.9%	**5.9%**
0.5%	1.8%	1.2%	1.3%	2.2%	**3.3%**

Interest Coverage Ratio

Interest coverage ratio
(times)


7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
96
97
98
99
00
01
02
03
04
05

Millions of Yen

	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Operating income	¥ 75,042	¥ 68,374	¥ 51,028	¥ 28,130	¥ 54,682	¥ 68,391	¥ 68,189	¥100,639	¥130,523	**¥183,365**
Interest income	140,377	131,927	139,253	123,118	86,567	79,149	51,201	33,835	29,373	**41,479**
Dividend income	20,133	27,309	28,230	22,994	22,928	32,468	36,178	28,145	28,117	**42,402**
Interest expense	¥(173,918)	¥(150,639)	¥(153,638)	¥(143,178)	¥(99,994)	¥(90,555)	¥(62,968)	¥ (47,819)	¥ (40,015)	**¥ (43,189)**
Interest coverage ratio* (times)	1.4	1.5	1.4	1.2	1.6	2.0	2.5	3.4	4.7	**6.2**

*Interest coverage ratio = (Operating income + Interest income + Dividend income) / Interest expense

Short-term and Long-term Debt

Short-term and Long-term Debt
(¥ billion)


6,000
5,000
4,000
3,000
2,000
1,000
0
96
97
98
99
00
01
02
03
04
05
Long-term Debt
Short-term Debt

	Millions of Yen									
	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Short-term Debt:										
Bank loans	¥ 758,080	¥ 800,041	¥ 735,732	¥ 612,226	¥ 355,995	¥ 445,676	¥ 384,038	¥ 541,933	¥ 494,705	**¥ 534,841**
Commercial paper	1,337,426	1,516,108	1,579,225	1,233,616	807,925	608,835	297,707	30,775	30,445	**10,283**
Total	¥2,095,506	¥2,316,149	¥2,314,957	¥1,845,842	¥1,163,920	¥1,054,511	¥ 681,745	¥ 572,708	¥ 525,150	**¥ 545,124**
Long-term Debt:										
Bank loans	¥2,062,011	¥1,963,236	¥1,988,876	¥2,028,805	¥2,003,686	¥2,262,953	¥2,445,430	¥2,128,584	¥2,283,983	**¥2,308,736**
Bonds and other borrowings	838,878	866,802	894,235	1,049,816	790,752	535,199	793,441	956,432	742,187	**715,973**
Total	¥2,900,889	¥2,830,038	¥2,893,111	¥3,078,621	¥2,794,438	¥2,798,152	¥3,238,871	¥3,085,016	¥3,026,170	**¥3,024,709**

Stock Price


(¥)
1,600
1,400
1,200
1,000
800
600
400
200
0
1 4 7 10
94
95
96
97
98
99
— Mitsubishi Corporation (¥)
— TOPIX (points)

Corporate Data (As of March 31, 2005)

Mitsubishi Corporation

Date Established: April 1, 1950

Capital: ¥126,705,087,734

Shares of Common Stock Issued: 1,567,399,508

Head Office:

Marunouchi Office (Energy Business Group, Chemicals Group, Corporate Staff)
6-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-2121

Shinagawa Office (New Business Initiative Group, Metals Group, Machinery Group, Living Essentials Group)
16-3, Kounan 2-chome,
Minato-ku, Tokyo 108-8228, Japan

Number of Employees:

Parent company:	6,001
Consolidated:	51,381

Independent Auditors: Deloitte Touche Tohmatsu/Tohmatsu & Co.

Number of Shareholders: 65,298

Stock Listings: Tokyo, Osaka, Nagoya, London

Transfer Agent for the Shares:

The Mitsubishi Trust and Banking Corporation
7-7, Nishiikebukuro 1-chome,
Toshima-ku, Tokyo 171-8508, Japan
The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
Telephone: 0120-707-696 (within Japan)


(points)
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4
00 01 02 03 04 05

American Depositary Receipts:
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: MSBHY
CUSIP: 606769305

Depositary:
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Telephone: (212) 815-2042
U.S. toll free: 888-269-2377
(888-BNY-ADRS)

For further information, please contact:
Investor Relations Office, Mitsubishi Corporation
6-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-8685
Facsimile: +81-3-3210-8583
URL: www.mitsubishicorp.com/en/ir/

Corporate Data (As of March 31, 2005)

Mitsubishi Corporation

Date Established: April 1, 1950

Capital: ¥126,705,087,734

Shares of Common Stock Issued:
1,567,399,508

Head Office:

Marunouchi Office
(Energy Business Group,
Chemicals Group, Corporate Staff Section)
6-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-2121

Shinagawa Office
(New Business Initiative Group,
Metals Group, Machinery Group,
Living Essentials Group)
16-3, Kounan 2-chome,
Minato-ku, Tokyo 108-8228, Japan

Number of Employees:
Parent company: 6,001
Consolidated: 51,381

Independent Auditors:
Deloitte Touche Tohmatsu /
Tohmatsu & Co.

Number of Shareholders: 65,298

Stock Listings:
Tokyo, Osaka, Nagoya, London

Transfer Agent for the Shares:
The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Department
7-7, Nishi Ikebukuro 1-chome,
Toshima-ku, Tokyo 171-8508, Japan
Telephone: +81-3-5391-1900

American Depositary Receipts:
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: MSBHY
CUSIP: 606769305

Depositary:
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Telephone: (212) 815-2042
U.S. toll free: 888-269-2377
(888-BNY-ADRS)

Contact:
Investor Relations Office, Mitsubishi Corporation
6-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-8685
Facsimile: +81-3-3210-8583

Internet
Mitsubishi Corporation's latest annual reports, financial reports and news releases are available on the Investor Relations homepage.
URL: www.mitsubishicorp.com/en/ir/

This Annual Report is printed on recycled paper using aroma-free soybean oil ink.

www.mitsubishicorp.com

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